Camozzi Bonissoni Varrenti & Associati

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Prot. 1323/07

Milan, November 6th 2007

Cassa Di Risparmio Di Firenze SpA

Subject: ~~*Banca Cr Firenze S.p.A. –*~~ *File Number 82-5126*

Ladies and Gentlemen:

Pursuant to the filing requirements to maintain exemption from registration under Rule 12g3-2(b) of the Securities Exchange Act of 1934 (the "**Act**"), on behalf of Banca CR Firenze S.p.A. (the "**Company**"), enclosed please find one copy of each of the following documents:

1. Communication re: acquisition/sale of treasury stock – April 2007;

2. an English version of the press release dated July 25, 2007 regarding the resolutions of the shareholders Ente Cassa di Risparmio di Firenze, Fondazione Cassa di Risparmio di Pistoia e Pescia, Fondazione Cassa di Risparmio della Spezia as well as So.Fi.Ba.r. in connection with swap of the Company shares with Intesa San Paolo S.p.A.'s shares;

3. an English version of the press release dated July 27, 2007 regarding the execution of the agreement in connection with the swap of the Company's shares under (2) above;

4. an English version of the communication dated July 30, 2007 regarding the share capital increase following the exercise of certain rights under the stock option plan in force;

20122 Milano
Galleria San Carlo, 6
Tel.: +39 02 778061 r.a.
Fax tax: +39 02 76021816
Fax legal: +39 02 76002790
E-Mail: milano@cbvlex.it

Studio Legale e Tributario

Web site: www.camozzibonissonivarrenti.it
Codice Fiscale-Partita IVA 08122350153

00197 Roma
Via A. Bertoloni, 29
Tel.: +39 06 8077547 r.a.
Fax tax: +39 06 8077527
Fax legal: +39 06 8079201
E-Mail: roma@cbvlex.it

11/15

5. an English version of the Quarterly Report as of March 31, 2007;

6. an English version dated August 4, 2007 of the Extract of the Shareholders' Agreement by and between Ente Cassa di Risparmio di Firenze, Fondazione Cassa di Risparmio di Pistoia e Pescia, Fondazione Cassa di Risparmio della Spezia, So.Fi.Ba.r. and Intesa SanPaolo S.p.A. (in force before the shares swap under (2) above);

7. an English version dated August 4, 2007of the Extract of the Shareholders' Agreement by and between Ente Cassa di Risparmio di Firenze and Intesa SanPaolo S.p.A.(in force after the shares swap under (2) above);

8. an English version dated August 8, 2007 of the Extract of two Consultation Agreements by and between (i) Ente Cassa di Risparmio di Firenze and Fondazione Cassa di Risparmio di Pistoia e Pescia; (ii) Ente Cassa di Risparmio di Firenze and Fondazione Cassa di Risparmio della Spezia;

9. an updated version of the articles of association dated July 25, 2007;

10. an English version of the communication dated September 5, 2007 regarding the share capital increase following the exercise of certain rights under the stock option plan in force;

11. an English version of the communication dated September 10, 2007 regarding the approval of the Half-Year Report as of June 30, 2007;

12. an updated version of the articles of association dated August 29, 2007;

13. an Italian version of the June 30, 2007 interim consolidated report;

14. an English version of the communication dated September 14, 2007 containing information on compensation plans based on financial instruments.

This letter and the enclosed documents are being furnished in accordance with the requirements of Rule 12g3-2(b) of the Act, with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act. The submission of this letter is not to be deemed an admission by the Company that it is subject to the Act. Please stamp the enclosed copy of this letter "Received" and return it to the messenger delivering the package. As always, please do not hesitate to contact the undersigned with any further questions or comments you may have.

Very truly yours,

Avv. Alessandra Guercia

BANCA CR FIRENZE

ACQUISITION/SALE OF TREASURY STOCK - April 2007

APRIL 2007 - Banca CR Firenze (Parent company)				
Market	Acquisition/Sale	No. of shares	Price	No. of transactions
Milan	S	49,755	5.6907	21

BANCA
CR FIRENZE

On request and on behalf of the shareholder Ente Cassa di Risparmio di Firenze

PRESS RELEASE

Firenze, Pistoia, La Spezia, Ravenna, 25 July 2007 -
The Boards of banking foundations Ente Cassa di Risparmio di Firenze, Fondazione Cassa di Risparmio di Pistoia e Pescia, Fondazione Cassa di Risparmio della Spezia (hereafter named the Foundations) as well as So.Fi.Ba.r. S.p.A., each within their respective competence, resolved to approve the transaction for the swap of Cassa di Risparmio di Firenze shares (hereafter named the Bank) which will enable Intesa Sanpaolo to acquire the control of the Bank and, subsequently, integrate the Foundations and So.Fi.Ba.r. into the ownership of the share capital of Intesa Sanpaolo.

As set forth in the terms of the transaction, Intesa Sanpaolo is to acquire 40.3 per cent. of the share capital of the Bank, equivalent to 334 million shares, currently held by the Foundations as well as So.Fi.Ba.r. S.p.A. against the swap of 399 million Intesa Sanpaolo ordinary shares - own shares to be purchased on the market once the relevant shareholders' meeting resolution will ratify the issue – on the basis of an exchange ratio of 1.194 Intesa Sanpaolo ordinary shares for each of Carifirenze share. This will enable the Foundations to acquire a stake in the ordinary share capital of Intesa Sanpaolo approximately equivalent to 3.4 per cent (reaching about 4.1 per cent if one considers the 0.7 per cent already held by Ente Cassa di Risparmio di Firenze).

The share swap ratio has been calculated on the basis of the simple arithmetic average of the market reference price of Carifirenze ordinary shares and Intesa Sanpaolo shares for the three months from 6 December 2006 to 5 March 2007 (the last trading day preceding the first press rumours circulated with respect to this transaction) equal to 4.49 Euro and 5.64 Euro respectively. For the purpose of determining the share swap ratio, to the market price of the Carifirenze share (4.49 Euro) a premium has been added - in relation to the transfer of the control of Carifirenze from the current majority shareholders to Intesa Sanpaolo – up to a price of 6.73 Euro - thus determining the 1.194 ratio of Intesa Sanpaolo ordinary shares for each Carifirenze share.

As a result, Intesa Sanpaolo who currently owns about 18.6 per cent of the share capital of Carifirenze, added to the above-described share swap, shall own a total of 58.9 per cent of the capital of the Bank. Thereafter, Intesa Sanpaolo will launch a mandatory public offer, pursuant to article 106 of Legislative Decree 58 of 1998, for the Carifirenze share capital not held. Ente Cassa di Risparmio di Firenze will not subscribe to the public offer

and will maintain 10.3 per cent of Carifirenze share capital. Following the mandatory public offer, the delisting of Carifirenze shares will be pursued at the terms and conditions deemed most opportune to be set.

The Carifirenze group through a network of 547 Italian branches (in addition to more than 19 branches in Romania) operates in the regions of Tuscany, Umbria, Latium, Liguria, Emilia Romagna and Lombardy and, as at 31 December 2006, posted total assets for 23,813 million Euro, customer loans for 14,628 million Euro, direct funding from customers through deposits and bonds for 17,009 million Euro, indirect funding from customers for 21,910 million Euro and a net shareholders' equity of 1,621 million Euro. In 2006 the Carifirenze group posted a net income of 271 million Euro (173 million Euro, excluding the non-recurring items).

The integration into the Intesa Sanpaolo group will foster a significant competitive strenghtening in the five regions of Central Italy where the network of Carifirenze group branches is concentrated. Specifically, in Tuscany, as a result of the integration, the branch market share will grow from 4.5 per cent. to 18.6 per cent., but particularly significant will be the growth in fifteen provinces of Central Italy. Here, following the integration, the Carifirenze group, in terms of branches, will be first in six provinces and in second position in four provinces. In seven other provinces it will reach a market share above 20 per cent. and in thirteen other provinces it will reach a share of branches equivalent to 20 per cent more than the highest position previously marked individually by Intesa Sanpaolo or the Carifirenze group.

The Carifirenze group will join the Intesa Sanpaolo group and take advantage of the growth and operating efficiency opportunities deriving from the integration into one of the major European banking groups and will enhance its own position in the central Italian reference territory.

The Carifirenze group will have a territorial control, on an exclusive basis, in Tuscany and Umbria as well as in the eastern part of Liguria (La Spezia), the province of Viterbo, the province of Ascoli and the area around the city of Fano. The following company will also be transferred to the Carifirenze group, at market prices and at terms and conditions yet to be established: Intesa Cassa del Centro – a shareholding of Intesa Sanpaolo – as well as the branches and the corporate centres of Intesa group currently operating in that territory. The Carifirenze group will maintain the branches currently open in Emilia Romagna and in Rome and its province.

The Carifirenze group, after the integration of Intesa Casse del Centro, will be the leader in Central Italy and will rank eighth in Italy with a total of about 900 branches (prior to any possible antitrust resolution). Carifirenze will manage and co-ordinate for the Intesa Sanpaolo parent company and in line with Intesa's general policies, the commercial banking structures in its own territory.

The Carifirenze group will maintain its own brands and commercial and lending autonomy, according to the general policies of the Intesa Sanpaolo group, in line with the group model, yet will use the group specialised structures in corporate finance, investment banking, public finance, asset management and private banking. A centre of excellence will be set up in Tuscany to service the whole group.

After the share swap and the planned delisting, Ente Cassa di Risparmio di Firenze, insofar as it will maintain the ownership of a pre-determined quantity of Carifirenze shares, will be granted special safeguards through specific Articles-of-Association and Shareholder-Agreements clauses which will not limit the management of operations of the Bank, even of an extraordinary type, and will enable Ente, one of the aforesaid Foundations, to vote on binding resolutions involving issues of various nature, amongst which, the preservation of the autonomous legal personality of the Bank, the Bank's company name, the business object, the registered address of business and operations as well as the right to nominate its own candidates as members of the Board of Directors, including the Chairman, and to keep pre-emptive and withdrawal rights to be exercised under pre-determined circumstances.

Following the transaction, Ente Cassa di Risparmio di Firenze, through the widely expanded Carifirenze group, will continue to guarantee the Bank's traditional bond with the community and the local economy.

The parties will undertake to request the regulatory authorisations for the implementation of the transaction.

Ente Cassa di Risparmio di Firenze's financial advisors were Poli e Associati and Mediobanca while the firm Gianni, Origoni, Grippo & Partners provided the legal counsel.

Goldman Sachs was financial advisor to Ente Cassa di Risparmio di Firenze, Fondazione Cassa di Risparmio di Pistoia e Pescia and Fondazione Cassa di Risparmio della Spezia while the firm Freshfields provided legal counsel to both Fondazione Cassa di Risparmio di Pistoia e Pescia and Fondazione Cassa di Risparmio della Spezia.

BANCA
CR FIRENZE

On request and on behalf of the shareholder Ente Cassa di Risparmio di Firenze:

PRESS RELEASE

Firenze, Pistoia, La Spezia, Ravenna, 27 July 2007 –

Ente Cassa di Risparmio di Firenze, Fondazione Cassa di Risparmio di Pistoia e Pescia, Fondazione Cassa di Risparmio della Spezia (hereafter named the Foundations) and So.Fi.Ba.r. S.p.A. announce that they signed yesterday an agreement for the swap of Cassa di Risparmio di Firenze shares. Intesa Sanpaolo will thus acquire the control of the Bank and the Foundations as well as So.Fi.Ba.r. S.p.A. will contemporaneously enter into the ownership of the Intesa Sanpaolo share capital. The details of the transaction had been communicated to the market in yesterday's press release.

Contact: investor.relations@carifirenze.it
Telephone: +39 055 2612284
Fax + 39 055 2612298

BANCA CR FIRENZE

Press release

MODIFICATION OF THE SHARE CAPITAL

Our company announces that the composition of its share capital has changed following the decision of bank executives of Banca CR Firenze S.p.A. and group companies, to whom the stock option plan was reserved, to exercise their right to subscribe newly-issued shares.

Between July 17th and July 18th 2007 31,405 new shares have been subscribed and fully paid up.

The new composition of the company share capital is set forth hereunder:

	PRESENT SHARE CAPITAL			PREVIOUS SHARE CAPITAL		
	Euro	***Number of shares***	***Face value***	***Euro***	***Number of shares***	***Face value***
Total *of which*	828,516,636.00	828,516,636	1.00	828,485,231.00	828,485,231	1.00
Ordinary shares *(full entitlement) Coupon n° 2*	828,516,636.00	828,516,636	1.00	828,485,231.00	828,485,231	1.00

Attestations pursuant to article 2444 of the Italian Civil Code were filed for entry in the Florence Companies Register on July 27th, 2007.

Florence, July 30th, 2007

Contacts : Investor Relations - Marco Falleri +39 055 2612284
eMail marco.falleri@carifirenze.it

----

www.bancacrfirenze.it/investors

ENTE
CASSA DI RISPARMIO
DI FIRENZE

INTESA SANPAOLO

FONDAZIONE
Cassa di Risparmio di Pistoia e Pescia

So.Fi.Ba.R. S.p.A.
Società Finanziaria di Banche Romagnole

FONDAZIONE
CASSA DI RISPARMIO
DELLA SPEZIA

Extract of Shareholders' Agreement pursuant to art. 122 of Legislative Decree 58 of 24th February 1998

CASSA DI RISPARMIO DI FIRENZE S.P.A.

Pursuant to art. 122 of Legislative Decree 58 of 24th February 1998 (as subsequently integrated and amended, hereafter "**TUF**"), articles 127 and subsequent of the Issuer Regulation adopted with Consob Resolution 11971 of 14th May 1999 (as subsequently integrated and amended, hereafter "**Issuer regulation**") and art. 131, par. 3 of Issuer Regulation, this extract summarises the contents of the Shareholders' Agreement stipulated on 26th July 2007 involving the ordinary shares of Cassa di Risparmio di Firenze S.p.A. (the "**Agreement**").

1.- COMPANIES WHOSE FINANCIAL INSTRUMENTS ARE THE OBJECT OF THIS AGREEMENT

Cassa di Risparmio di Firenze S.p.A., company incorporated under Italian law, with Registered office in Firenze, Via Maurizio Bufalini 6, fiscal code and registration number on the Firenze Company Register 04385190485, share capital of 828,516,636.00 euro, entirely made up of 828,516,636 ordinary shares of nominal value 1.00 euro each, member of the National Interbank Deposit Guarantee Fund, included in the National Register of Banks at No. 5120 and Parent Company of the Banking Group "Banca CR Firenze", included in the National Register of Banking Groups at No. 6160.6 (the "**Cassa**" or the "**Company**").

2.- PARTIES TO THE AGREEMENT

The following parties stipulated the Agreement:

(i) **Ente Cassa di Risparmio di Firenze**, banking entity, with Registered office in Firenze, Via Bufalini 6 ("**Ente Firenze**");

(ii) **Intesa Sanpaolo S.p.A.**, with Registered office in Torino, Piazza San Carlo 156, share capital of 6,646,547,922.56 euro, fiscal code and registration number on the Torino Company Register 00799960158, included in the National Register of Banks at No. 5361 and Parent Company of the "Intesa Sanpaolo" Banking Group, included in the National Register of Banking Groups ("**Intesa Sanpaolo**");

(iii) **Fondazione Cassa di Risparmio di La Spezia**, banking foundation, with Registered office in La Spezia, Via D. Chiodo 36 ("**Fondazione Spezia**");

(iv) **Fondazione Cassa di Risparmio di Pistoia e Pescia**, banking foundation, with Registered office in Pistoia, Via de' Rossi 26 ("**Fondazione Pistoia**");

(v) **So.Fi.Ba.R. – Società Finanziaria di Banche Romagnole S.p.A.**, with Registered office in Ravenna, Piazza Garibaldi 6, share capital of 81,370,000.00 euro, fiscal code and registration in the Ravenna Company Register at No. 01352870396, belonging to the Cassa di Risparmio di Ravenna S.p.A. Banking Group ("**So.fi.ba.r.**").

(Ente Firenze, Fondazione Spezia e Fondazione Pistoia are collectively referred to hereafter as "**Fondazioni**"; Fondazioni and So.fi.ba.r. are collectively referred to hereafter as "**Shareholders of the Cassa**"; Intesa Sanpaolo and each of the Shareholders of the Cassa are referred to hereafter, collectively as the "**Parties**" and, individually, a "**Party**").

3.- SHARES SUBJECT OF THE AGREEMENT

The Agreement provides for a total of 573,266,581 ordinary shares of the Cassa (the "**Syndicated Shares**") which are to date held by the Parties.

Syndicated Shares represent 69.192% of the current share capital of the Cassa.

The table below indicates the number of Syndicated Shares held by each Party, as well as the percentage of representation of such shares:

PARTY	**SYNDICATED SHARES ***		
	NUMBER	**% STAKE OF THE CURRENT SHARE CAPITAL OF THE CASSA**	**% STAKE OF TOTAL SYNDICATED SHARES**
Ente Firenze **	347,453,965	41.937	60.609
Intesa Sanpaolo	153,898,664	18.575	26.846
Fondazione Spezia ***	32,398,176	3.910	5.652
Fondazione Pistoia ***	30,500,776	3.681	5.321
So.fi.ba.r. ***	9,015,000	1.088	1.573
TOTAL	**573,266,581**	**69.192**	**100**

* The Parties have made the commitment to vest in the Agreement any further ordinary shares of the Cassa which may come to be held by the Parties for whatever reason starting from the date of stipulation of the Agreement.

** Including 262,177,017 Syndicated Shares that shall be held through G.B.L. Fiduciaria S.r.l. based on the Fiduciary Contract in point 5.1(i) hereafter.

*** Shall be held through G.B.L. Fiduciaria S.r.l. based on the Fiduciary Contract in point 5.1(i) hereafter.

4.- CONTROL OF THE CASSA

None of the Parties, as a consequence of and as provided for by the Agreement, exercises control over the Cassa pursuant to art. 93 of TUF.

5.- CONTENTS OF THE AGREEMENT

It must be noted that, also on 26th July 2007, the Parties signed a share swap contract (the "**Share swap contact**") providing for, subordinated to the conditions contained therein (in particular the Authorisations required by the law) the acquisition by Intesa Sanpaolo of control over the Cassa by means of a share swap (the "**Share swap**") of a total of 398,904,617 Intesa Sanpaolo own ordinary shares with the part of the Syndicated Shares, and that is a total of 334,090,969 ordinary shares of the Cassa held by the Shareholders of the Cassa representing 40.324% of the latter's current share capital (the "**Shares of the Cassa to be swapped**").
Furthermore, it must be noted that - in case of non execution of the Share swap within 31st December 2007 (the "**First deadline**") or, if requested by Intesa Sanpaolo, within 31st March 2008 (the "**Second deadline**") - the Share swap contract sets forth, in addition to the *pro quota* payment in favour of the Shareholders of the Cassa of a break-up fee amounting to a total of 50,000,000.00 (fifty million euro) as a penalty and a lump-sum refund, the attribution in favour of the Shareholders of the Cassa of a put option (the "**Put option**") as a result of which Ente Firenze (also in the name and on behalf of the other Shareholders of the Cassa) shall have the right to sell to Intesa Sanpaolo (which, conditional upon the obtainment of all the necessary authorisations, has made a commitment to purchase) all and not just a part of the Shares of the Cassa to be swapped, and this *(i)* at a price of 6.73 euro per ordinary share of the Cassa in the case in which the Share swap cannot take place due to the unavailability of Intesa Sanpaolo own shares to be assigned to the Shareholders of the Cassa in execution of the Share swap (and not following breach of contract by Intesa Sanpaolo, but to facts which are not under the control of Intesa Sanpaolo), or *(ii)* at a price of 7.55 euro per ordinary share of the Cassa in the case in which the Share swap cannot take place due to breach of contract by Intesa Sanpaolo. As alternative to the Put option, in the case of non-execution of the Share swap for a reason other than the breach of contract by Intesa Sanpaolo, Ente Firenze shall have the right (also in the name and on behalf of the other Shareholders of the Cassa) to recede from the Share swap contract, without prejudice to the right to receive the aforementioned break-up fee or, only in the case that the Share swap cannot take place due to breach of contract by Intesa Sanpaolo, to dissolve the Share swap contract, without prejudice to the right to receive the aforementioned break-up fee and the right to receive compensation of any higher damages.

Therefore, following the execution of the Share swap (or the Put option) Intesa Sanpaolo will hold a total of 487,989,633 ordinary shares of the Cassa representing 58.899% of its current share capital, while Ente Firenze will hold 85,276,948 ordinary shares of the Cassa representing 10.293% of its current share capital (the "**Residual Firenze Stake**").

Furthermore, the Foundations have agreed to consider dissolved, on the execution date of the Share swap or on the execution date of the Put option, the Shareholders' Agreement on the shares of the Cassa, signed by the Foundations on 12th April 2006 and

effective until 12th April 2009, disclosed to the market as set forth by art.122 of TUF. The Foundations have also made the commitment, for the entire period prior to the date of execution of the Share swap or of the Put option, to keep a conduct which favours the positive outcome of the transaction and avoid any breach on their part to the Share swap contract, also omitting, whereby necessary, to apply such Shareholders' Agreement.

Pursuant to the Share swap contract, the Parties have agreed to vest in the Agreement the Syndicated Shares in view of the execution of the Share swap and for the purpose, *inter alia*, of guaranteeing the execution of the Share swap according to scheduled timing and according to the terms and conditions provided for by the Share swap contract.
The provisions of the Agreement are summarised below.

5.1. Transfer of Syndicated Shares

(i) *Fiduciary contract*

For the purpose of ensuring the regular execution of the Share swap – considering the its scheduled timing, given Intesa Sanpaolo's requirements as concerns the summoning of the Shareholders' Meeting to authorise the purchase of own shares and for the authorisation requirements of the Parties in relation to the Share swap - Parties have agreed that the Shares of the Cassa to be swapped (that is, 334,090,969 ordinary shares of the Cassa, representing 40.324% of its current share capital) shall be put in the name of a fiduciary company chosen together by the Parties which will have the temporary custody and availability of such shares, for the purpose of guaranteeing, in the interest of Intesa Sanpaolo, that the Shareholders of the Cassa correctly execute the Share swap, and comply with point 5.1(ii) *(Lock-up)* herein. For this purpose, on 30th July 2007, under the terms and the conditions set forth by the Share swap contract, the Parties signed a Fiduciary contract (the "**Fiduciary contract**") with G.B.L. Fiduciaria S.r.l., company belonging to Gruppo Banca Leonardo S.p.A.. Based on the Fiduciary contract, subordinately, if and when required by the law, for the obtainment of the authorisation from the Ministry of Economy and Finance and the other authorisations which might prove necessary for the execution of the Fiduciary contract, the fiduciary company will be the fiduciary holder of the Shares of the Cassa to be swapped on behalf of the single Foundations and So.fi.ba.r. The fiduciary company shall exercise the economic and administrative rights relative to the Shares of the Cassa to be swapped (including voting rights) on behalf of the respective Shareholders of the Cassa in compliance with the instructions received, as may occur, respectively, by Ente Firenze, Fondazione Pistoia, Fondazione Spezia and So.fi.ba.r.. Furthermore, the Fiduciary contract excludes the possibility that the fiduciary company, without the joint and written instructions of the Parties, make use of and permit the use of Shares of the Cassa to be swapped in any way other than their holding and transfer to Intesa Sanpaolo at the time of execution of the Share swap (or the Put option), or their returning to be in the name of the Shareholders of the Cassa in the case of non-execution of the Share swap (or the Put option), of dissolution of the Share swap contract or the Fiduciary contract.

(ii) *Lock-up*

The Parties have agreed, for the entire life of the Agreement, each within their respective competence, not to transfer (intending by transfer any transaction, with the

exception of *(a)* pledging the Syndicated Shares, provided that the Party maintains voting rights, as well as *(b)* the execution of judicial measures and/or decisions, such as, for example seizures by court order and distraints, which have not led to the sale or mandatory assignment of Syndicated Shares, requested by one of the Parties, even through subsidiaries or associates, on the Syndicated Shares) for whatever reason, and not even in part, of the Syndicated Shares, save for *(i)* transfers in execution of the Fiduciary Contract, and *(ii)* the execution of the Share swap (or the Put option) in compliance with provisions of the Share swap contract.

5.2 Exercise of voting rights

(i) *Relevant matters*

The Parties have agreed that resolutions of the Board of Directors or the Shareholders' Meeting of the Cassa will not be proposed or approved on the matters listed hereafter or connected and/or related to them ("**Relevant matters**"):

(a) transactions which may have dilutive effects (such as, and only as an example, share capital increases even for free and with pre-emptive rights for shareholders) or changes in the capital structure of the Cassa (such as, and only as an example, spin-offs, splits and groupings of shares), issue of bonds not aimed at the Cassa's ordinary funding operations, issue of correlated shares (art. 2350, par. 2, Italian Civil Code), of participation instruments (art. 2346, par. 6, Italian Civil Code) or financing instruments (art. 2447-ter, par. 1, lett. (e), Italian Civil Code), save for *(i)* transactions required by applicable regulations (which in any case must occur in compliance with the fair market value of the issued instrument) or prudential supervisory regulations or to reach or maintain adequate capital ratios in consideration of applicable regulations; or *(ii)* the issue of preference shares for a total of 250,000,000.00 euro (two hundred-and-fifty million /00 euro) to be effected on request of the Supervisory Authority;

(b) disposal of real estate assets by the Cassa, or its subsidiaries, of value, per single transaction exceeding 10,000,000.00 euro (ten million/00 euro) or on aggregate exceeding 100,000,000.00 euro (one hundred million/00 euro), *(i)* save that such transactions be required by first-level or second-level norms applicable and *(ii)* without prejudice to the possible disposal or purchase of equity investments in Findomestic Banca S.p.A. or Centro Vita Assicurazioni S.p.A. which may be executed due to binding contractual obligations for the Cassa or the subsidiary companies of the Cassa and/or its associates entered into before the stipulation of the Share swap contract as well as the sale of a set of real estate assets part of the office in Via Bufalini in favour of Ente Firenze due to contractual obligations entered into before the stipulation of the Share swap contract.

(c) without prejudice to all other provisions contained in the Share swap contract as required and functional to the execution of the transaction, the Parties, within their respective competence, will be obligated not to perform – and not to permit any of their subsidiary or associated companies to perform – any acts, or to enter into any obligations, which are incompatible with the execution of the transaction (including the sale of the equity investments in the Cassa and in its subsidiary companies) or such as to impede or delay its execution and in any case such as to significantly alter the statement of income, balance sheet and financial structure of the Cassa and its subsidiaries, without prejudice to the legal consequences which may derive from the execution of the transaction;

(*d*) the change in the current company name of the Cassa;

(*e*) the change in the corporate purpose of the Cassa;

(*f*) the transfer of the registered office and/or the head and/or operating office of the Cassa;

(*g*) the dissolution, advance liquidation as well as any other transaction which may lead to the loss of the Cassa's juridical autonomy;

(*h*) the request for the admission to liquidation procedures for the Cassa;

(*i*) the sale, spin-off, de-merger or contribution of the banking activities, or of equity investments in companies or of business lines of both the Cassa and of the companies controlled directly or indirectly by the Cassa;

(*l*) the distribution of dividends or reserves resulting from the Cassa's financial statements; and

(*m*) in general, all the matters within the competence of the Extraordinary Shareholders' Meetings of the Cassa and its subsidiaries, without prejudice to the transactions required by the law, applicable regulations or prudential supervisory regulations or to reach or maintain adequate capital ratios in consideration of applicable regulations.

(*ii*) *Obligation of consultation prior to the exercise of voting rights*

Without prejudice to provisions in point 5.2(i) above, the Agreement provides for the obligation of consultation prior to the exercise of voting rights between the Parties who have agreed to express a unitary vote in the Shareholders' Meeting and in the Board of Directors Meetings of the Cassa, insofar as possible.

For this purpose, the Shareholders of the Cassa (in the case provided for herein, acting as a sole centre of interest) and Intesa Sanpaolo will each appoint a representative. Such appointed representatives shall meet no later than 24 hours prior to each of the Cassa's Shareholders' Meeting or Board of Directors Meeting with the objective of determining, in *bona fide*, according to a reasonableness principle and in the interest of the Cassa, the vote to be expressed on Relevant Matters. A representative of the fiduciary company provided for in point 5.1(i) above shall have the right to participate to the representative meetings for the purpose of being informed on the matters under discussion and the vote to be expressed based on the Fiduciary contract, in case of unanimous consensus.

In taking the voting decisions, the representative of Intesa Sanpaolo and the representative of Shareholders of the Cassa shall each cast one vote therefore without any reference to the different number of Syndicated Shares which may be held at that time by each Party.

In case of unanimous consensus between the representative of Intesa Sanpaolo and the representative of Shareholders of the Cassa as concerns the matters subject to consultation, the Parties shall (***i***) vote in Shareholders' Meeting, each for their area of competence, in compliance with agreements, and (***ii***) as concerns Board of Directors Meetings, ensure that the Board members of the Cassa they have designated are aware of the common determinations made at the time of the prior consultation, take part to the board meeting and, insofar as possible, vote in the meeting in compliance with such determinations.

On the contrary, in the absence of unanimous consensus between the representatives of Intesa Sanpaolo and of the Shareholders of the Cassa on the matters to be discussed, each Party may vote at its discretion, without prejudice to the obligations provided for in point 5.2(i) above.

5.3 Board of Directors

The Parties have agreed that in whatever case of cessation from office of Directors of the Cassa designated by Intesa Sanpaolo, they be substituted, according to the law, by persons designated by Intesa Sanpaolo.

In any case, Ente Firenze, Intesa Sanpaolo and So.fi.ba.r. will act within their respective competence so that, as soon as possible after the execution of the Share swap or the Put option, in the technically-required timeframe, the Board of Directors of the Cassa is substituted so to guarantee Intesa Sanpaolo the right to appoint the majority of directors of the Cassa.

5.4 The Public offer

The Parties have acknowledged that, as a result of the execution of the Share swap or the Put option, Intesa Sanpaolo will acquire the absolute majority of the Cassa and therefore, pursuant to articles 106 and subsequent of TUF, Intesa Sanpaolo shall have the obligation of promoting a mandatory complete-acquisition public offer on the ordinary shares of the Cassa (the "**Public offer**").

In relation to the Public offer, the Parties have agreed that:

(a) the obligation to promote the Public offer will be met and executed exclusively by Intesa Sanpaolo which will consequently entirely bear all costs, expenses and charges related to the Public offer (including, and only as an example, the legal and consulting expenses, such as those relative to the preparation of the necessary documentation for the launch of the Public offer) and, in particular, those relative to the payment of the consideration in cash for the purchase of the shares tendered by the Public offer which will be equal to 6.73 euro (six/73 euro), calculated at the date of the press release *ex* art. 66 of Issuer Regulations published on 25th July 2007;

(b) without prejudice to the constraints deriving from the Fiduciary contract and to the prohibition of transfer set forth by point 5.1 above, the Parties have made the commitment, insofar as may be required, not to accept any other public offers to buy or exchange the ordinary shares of the Cassa promoted after the stipulation of the Share swap contract until the complete execution of the Share swap or the Put option, while Ente Firenze has made the same commitment, with reference to the Residual Firenze Stake, until the thirtieth subsequent business day from the closure of the period in which to accept the Public offer;

(c) based on all provided for above the Residual Firenze Stake will not be considered in the financial instruments subject of the Public offer, nor will Ente Firenze be considered as one of the parties whose shares are being tendered;

(d) the Parties have entered into the obligation of not purchasing, in their name, shares with voting rights of the Cassa (or contractual rights to purchase them) in the period from the date of stipulation of the Share swap contract to the date of payment of the consideration of the Public offer, with the exception of the purchases by Intesa Sanpaolo in execution of the Public offer;

(e) Intesa Sanpaolo, in the period from the date of stipulation of the Share swap contract to the date of payment of the consideration of the Public offer, will refrain from purchasing shares with voting rights of the Cassa (or contractual rights to purchase them) at a price exceeding that of the Public offer.

Should the Shareholders of the Cassa and Intesa Sanpaolo be severely required to promote the Public offer pursuant to articles 106 and 109 of TUF, the obligation to promote the severely-required Public offer will in any case be executed exclusively by Intesa Sanpaolo and, therefore, *mutatis mutandis* all provisions of letters (a) to (e) above (included) shall be applied. In such case, Intesa Sanpaolo shall reimburse the Shareholders of the Cassa of all costs, charges and expenses that the Shareholders of the Cassa may need to sustain in relation to the severely-required Public offer or following breach by Intesa Sanpaolo of the obligations pursuant to letters (a) to (e) above (included). It is also agreed that in case of violation by all or one of the Foundations and/or So.fi.ba.r., of the obligations in letters (b) and (d) above – again in the case of the the severely-required Public offer provided for by articles 106 and 109 of TUF – the reimbursement commitment made by Intesa Sanpaolo with the Shareholders of the Cassa will immediately and automatically not be effective for the violating Shareholder/s of the Cassa and therefore the violating entity/ies shall reimburse all the costs, charges and expenses that may be incurred by the non-violating Parties due to or as a results of such violation, without prejudice to the payment of all higher damages.

5.5 Controversies

Any controversy relative to or deriving from the interpretation, validity, effectiveness, execution or dissolution of the Agreement shall be solved by arbitration as provided for by the Regulation of the National and International Arbitration Chamber of Milano. The College of Arbitrators will have office in Bologna and will judge according to the law. Any judicial procedure in any case relative to the Agreement and which may not be deferred to arbitration will be taken to the exclusive territorial competence of the Court of Bologna.

6.- DURATION OF THE AGREEMENT

The Agreement is effective from the date of stipulation and, without prejudice to the obligations of the Parties in point 5.4 above in case of execution of the Share swap of the Put option, it will terminate when the first of the following events occurs: (*i*) the execution of the Share swap; or (*ii*) the execution of the Put option; or (*iii*) the dissolution or in any case cessation of the Share swap contract for whatever reason as provided for by the Share swap contract.

7.- TYPE OF AGREEMENT

The Agreement is of the type provided for by art. 122, par.5, letters a), b), c) and d) of TUF.

8.- DEPOSIT OF THE SYNDICATED SHARES

The Agreement does not contain any obligation as concerns the deposit of Syndicated Shares other than or further to those provided for by the Fiduciary contract.

9.- COMPANY REGISTER

The Agreement has been deposited, at the Firenze Company Register on 3rd August 2007.

* * *

4th August 2007

INTESA SANPAOLO ENTE CASSA DI RISPARMIO DI FIRENZE

Extract of Shareholders' Agreement
pursuant to art. 122 of Legislative Decree 58 of 24th February 1998

CASSA DI RISPARMIO DI FIRENZE S.P.A.

Pursuant to art. 122 of Legislative Decree 58 of 24th February 1998 (as subsequently integrated and amended, hereafter "**TUF**"), and articles 127 and subsequent of the Issuer Regulation adopted with Consob Resolution 11971 of 14th May 1999 (as subsequently integrated and amended, hereafter "**Regulation**") this extract summarises the contents of the Shareholders' Agreement stipulated on 26th July 2007 involving the ordinary shares of Cassa di Risparmio di Firenze S.p.A. (the "**Agreement**").

1.- COMPANIES WHOSE FINANCIAL INSTRUMENTS ARE THE OBJECT OF THIS AGREEMENT

Cassa di Risparmio di Firenze S.p.A., company incorporated under Italian law, with Registered office in Firenze, Via Maurizio Bufalini 6, fiscal code and registration number on the Firenze Company Register 04385190485, share capital of 828,516,636.00 euro, entirely made up of 828,516,636 ordinary shares of nominal value 1.00 euro each, member of the National Interbank Deposit Guarantee Fund, included in the National Register of Banks at No. 5120 and Parent Company of the Banking Group "Banca CR Firenze", included in the National Register of Banking Groups at No. 6160.6 (the "**Cassa**").

2.- PARTIES TO THE AGREEMENT

The following parties stipulated the Agreement:

(i) **Intesa Sanpaolo S.p.A.**, with Registered office in Torino, Piazza San Carlo 156, share capital of 6,646,547,922.56 euro, fiscal code and registration number on the Torino Company Register 00799960158, included in the National Register of Banks at No. 5361 and Parent Company of the "Intesa Sanpaolo" Banking Group, included in the National Register of Banking Groups ("**Intesa Sanpaolo**");

(ii) **Ente Cassa di Risparmio di Firenze**, banking entity, with Registered office in Firenze, Via Bufalini 6 ("**Ente Firenze**").

(Intesa Sanpaolo and Ente Firenze are referred to hereafter, collectively, as the "**Parties to the Shareholders' Agreement**" and, individually, as a "**Party to the Shareholders' Agreement**").

3.- SHARES SUBJECT OF THE AGREEMENT

The Agreement provides for a total of 573,266,581 ordinary shares of the Cassa (the "**Syndicated Shares**") which shall be held by the Parties to the Shareholders'

Agreement following (*i*) the share swap of a certain number of Intesa Sanpaolo own ordinary shares with ordinary shares of the Cassa held by Ente Firenze and other ordinary shares of the Cassa representing 40.324% of the current share capital of the Cassa (the "**Share swap**") or (*ii*) any other means of transfer (*i.e.* put option exercisable by Ente Firenze also in the name and on behalf of the other shareholders of the Cassa in case of non-execution of the Share swap due to the unavailability of the necessary Intesa Sanpaolo own shares or due to breach of contract by Intesa Sanpaolo) of the aforementioned ordinary shares of the Cassa in favour of Intesa Sanpaolo (the "**Purchase**"), all in accordance with the provisions of the share swap contract signed on 26th July 2007 by Intesa Sanpaolo, Ente Firenze and other shareholders of the Cassa (the "**Share swap contract**").

Syndicated shares represent and, on the date in which the Agreement comes into effect, will represent 69.192% of the ordinary share capital of the Cassa, without prejudice to the dilutive effect of the execution of stock option plans resolved upon on 27th March 2000 which might require the issue of a further 319,381 ordinary shares.

The table below indicates the number of Syndicated Shares that shall be held by each Party to the Shareholders' Agreement following the Share swap (or the Purchase), as well as the percentage of representation of such shares:

PARTY TO THE SHAREHOLDERS' AGREEMENT	SYNDICATED SHARES*		
	NUMBER	% STAKE OF THE CURRENT SHARE CAPITAL OF THE CASSA **	% STAKE OF TOTAL SYNDICATED SHARES
Intesa Sanpaolo	487,989,633	58.899	85,124
Ente Firenze	85,276,948	10.293	14,876
TOTAL	**573,266,581**	**69.192**	**100**

* Parties to the Shareholders' Agreement have made the commitment to vest in the Agreement any further ordinary or special shares of the Cassa which may come to be held respectively by Intesa Sanpaolo or Ente Firenze starting from the date of stipulation of the Agreement, including the relative rights, warrants, convertible bonds, option or subscription rights, as the case may be, for ordinary of special shares or in other rights which may be converted into instruments representative of the Cassa's equity or instruments with or without, even limited, voting rights, issued at any time by the Cassa.

** Percentages represent the stakes of the Parties to the Shareholders' Agreement in the share capital of the Cassa following the Share swap (or the Purchase) and therefore do not consider the further 319,381 ordinary shares which might be issued to serve the stock option plans resolved upon on 27th March 2000.

4.- CONTROL OF THE CASSA

On the date of stipulation of the Agreement, none of the Parties, as a consequence of and as provided for by the Agreement, exercises control over the Cassa pursuant to art. 93 of TUF.

On the date in which the Agreement comes into legal effect, Intesa Sanpaolo shall hold control *de jure* of the Cassa.

5.- CONTENTS OF THE AGREEMENT

The provisions of the Agreement are summarised below.

5.1. Business plan

According to the Agreement, after the execution of the Share swap (or the Purchase), the Cassa and its subsidiary companies will join the Intesa Sanpaolo Group and the aggregation must be conducted in compliance with the guidelines already defined and agreed upon between the Parties to the Shareholders' Agreement and attached to the Agreement, which are at the base of the preparation of a Business plan to be approved by the new Board of Directors of the Cassa within the 90th day from its appointment or from the integration of the current Board of Directors of the Cassa.

The Business plan of the Cassa will set out, among other issues, the acquisition by the Cassa of the entire equity investment held directly by Intesa Sanpaolo in Holding Intesa Casse del Centro S.p.A. ("**ICC**").

Such acquisition must be finalised, within and no after 3 months from the possible delisting of the Cassa and, in any case, within 31st December 2008, for a consideration equal to the fair market value of the equity investment held by Intesa Sanpaolo in ICC.

5.2 Articles of Association of the Cassa

The Parties to the Shareholders' Agreement agree, within their respective competence, to ensure that, within 45 days from the date on which the Agreement comes into effect or in the longer technically-required timeframe, the Shareholders' Meeting of the Cassa adopt new Articles of Association, according to the text attached to the Agreement (the " **Post share swap Articles of Association**"). The Post share swap Articles of Association will contain provisions in line with the Agreement, as permitted by applicable regulations. In particular, it shall also provide for a odd number of directors between 13 and 19 and the following list voting system for the election of directors: (*x*) where required by the law, one director will be elected by the shareholder or shareholders who present the list which receives the higher number of votes (possibly after the list presented by the shareholders in (y) below and which must be in no way connected even indirectly, with the shareholders who present or vote the top-voted list, in compliance with provisions of art. 147-*ter* of the TUF; (*y*) if the minority list indicated in letter (x) above is presented, from the list which obtains the second-highest number of votes will be drawn directors equal to half (rounded down) minus one of the directors to be elected, if the minority list indicated in letter (x) above is not presented, from the list which obtains the second-highest number of votes will be drawn directors equal to half (rounded down) of the directors to be elected; (z) irrespective of the fact that the minority list indicated in letter (x) above is presented or not, from the list which obtains the highest number of votes will be drawn a number of directors equal to half (rounded down) plus one of the directors to be elected.

The Post share swap Articles of Association will also set forth that the matters indicated in paragraph 5.3 (F) ("*Competencies of the Board of Directors*") shall be reserved to the Board of Directors and that, if the Board of Directors is also made up of members drawn from the list in letter (y) above, on the following matters the Board of Directors shall decide with the favourable vote of at least half the members of the Board of Directors (rounded down) plus three:

(a) the proposal for the change in the company name of the Cassa;

(b) the proposal for the change in the corporate purpose of the Cassa;
(c) the proposal for the transfer of the registered office and/or the head and/or operating office of the Cassa;
(d) the proposal for *(x)* the dissolution, advance liquidation as well as any other transaction which may lead to the loss of the Cassa's juridical autonomy (with that intending the incorporation of the Cassa in Intesa Sanpaolo or in any other entity) or *(y)* transactions, such as, for example, mergers, spin-offs or contributions, which lead to the loss of Intesa Sanpaolo's absolute and direct majority stake in the Cassa;
(e) the proposal for the request for the admission to liquidation procedures for the Cassa;
(f) the proposal for the increase in share capital (reserved to shareholders with pre-emption rights) if the subscription price of each share is lower than fair market value of the shares, and agreed that the fair market value of each share will be ascertained by an expert who will use the valuation criteria usually applied in best practice, national and international valuations of banks and banking groups, considering the types of equity investments held by the Cassa;
(g) the proposal for the issue of special categories of shares;
(h) the proposal for amendments to the Post share swap Articles of Association concerning composition and competencies of the Board of Directors, the Chairman, the Deputy-Chairman , the Executive Committee and the distribution of net income.

The Post share swap Articles of Association will also provide for the appointment of the Board of Statutory Auditors on the basis of lists presented by Shareholders in compliance with applicable regulations.

As concerns net income, Shareholders will be assigned at least 50% of distributable net income, after the possible allocation of a portion of net income no higher than 2% to promote culture or the image of the Company determined by the Shareholders' Meeting, save that (*i*) the Shareholders' Meeting define a different allocation as proposed by the Board of Directors or (*ii*) such allocation contrasts with Supervisory Authority requests motivated by compliance with capital ratios set out by the law and/or regulations.

5.3 Corporate governance

A) *Obligation of consultation prior to the exercise of voting rights*

The Agreement provides for the obligation of consultation prior to the exercise of voting rights between the Parties to the Shareholders' Agreement who have agreed to express a unitary vote in the Shareholders' Meeting and in the Board of Directors Meetings of the Cassa, insofar as possible.

For this purpose, Intesa Sanpaolo and Ente Firenze will each appoint a representative. Such appointed representatives shall meet no later than 24 hours prior to each of the Cassa's Shareholders' Meeting or Board of Directors Meeting with the objective of determining, in *bona fide*, according to a reasonableness principle and in the interest of the Cassa, the vote to be expressed on relevant matters to be discussed in the Shareholders' Meeting provided for in letter B) below and on relevant matters to be discussed in the Board of Directors Meeting provided for in letter G) (c) below.

In taking the voting decisions, the representative of Intesa Sanpaolo and the representative of Shareholders of the Cassa shall each cast one vote irrespective of the

different number of Syndicated Shares which may be held at that time by each Party to the Shareholders' Agreement.

In case of consensus between the two representatives of the Parties to the Shareholders' Agreement as concerns the matters subject to consultation, the Parties to the Shareholders' Agreement shall *(i)* vote in Shareholders' Meeting, each for their area of competence, in compliance with agreements, and ***(ii)*** as concerns Board of Directors Meetings, ensure that the Board members of the Cassa they have designated are aware of the common determinations made at the time of the prior consultation, take part to the board meeting and, insofar as possible, vote in the meeting in compliance with such determinations.

On the contrary, in the absence of consensus between the representatives of the Parties to the Shareholders' Agreement on the matters to be discussed, each Party may vote at its discretion, without prejudice to the right to veto on relevant matters to be discussed in the Shareholders' Meeting provided for in letter B) below and on relevant matters to be discussed in the Board of Directors Meeting provided for in letter G) (c) below.

B) *Relevant matters to be discussed in the Shareholders' Meeting*

I. Conditional upon the fact that the Syndicated shares held by Ente Firenze represent a percentage higher than or equal to 5% of the overall share capital of the Cassa, Intesa Sanpaolo makes the commitment to express a contrary vote on the proposals to the Shareholders' Meeting on the matters listed hereafter and which the representative of Ente Firenze vetoed at the time of the prior consultation provided for in letter A) above:

(a) the change in the current company name of the Cassa;

(b) the change in the corporate purpose of the Cassa;

(c) the transfer of the registered office and/or the head and/or operating office of the Cassa;

(d) the dissolution, advance liquidation as well as any other transaction which may lead to the loss of the Cassa's juridical autonomy (with that intending the incorporation of the Cassa in Intesa Sanpaolo or in any other entity) or transactions which lead to the loss of Intesa Sanpaolo's absolute and direct majority stake in the Cassa, such as, for example, mergers, spin-offs or contributions;

(e) the request for the admission to liquidation procedures for the Cassa;

(f) the increase in share capital (reserved to shareholders with pre-emption rights) if the subscription price of each share is lower than fair market value of the shares, and agreed that the fair market value of each share will be ascertained by an expert who will use the valuation criteria usually applied in best practice, national and international valuations of banks and banking groups, considering the types of equity investments held by the Cassa;

(g) the sale, spin-off, de-merger or contribution, even within the Group, of the banking activities or of equity investments in companies or of business lines of both the Cassa and of the companies controlled directly or indirectly by the Cassa, whose assets represent over 30% of the balance sheet assets resulting from the pro forma consolidated and aggregated financial statements of the Cassa including the pro forma aggregate assets referred to the ICC Group as at 30th June 2007, and agreed that the percentage of 30% must be determined as an aggregate on the basis of transactions completed over a five-year period;

(h) without prejudice to a different agreement between the Parties to the Shareholders' Agreement, the distribution of dividends so to reduce the

percentage of net income distributed to shareholders under 50% of distributable net income, save that a distribution under that 50% be requested by the Supervisory Authority for compliance with capital ratios set out by the law and/or regulations;

(i) the determination of the number of directors to be elected;

(j) any amendments to the Post share swap Articles of Association concerning composition and competencies of the Board of Directors, the Chairman, the Deputy-Chairman , the Executive Committee and the distribution of net income.

II. Conditional upon the fact that the Syndicated shares held by Ente Firenze represent a percentage higher than or equal to 2.5% of the overall share capital of the Cassa, Intesa Sanpaolo makes the commitment to express a contrary vote on the proposals to the Shareholders' Meeting on the matters listed in point I above, letters (a), (b), (c), (d), (e), (h), (i) and (j) and which the representative of Ente Firenze vetoed at the time of the prior consultation provided for in letter A) above.

C) *Composition of the Board of Directors*

The Agreement provides for that the Parties to the Shareholders' Agreement act so that the Board of Directors be renovated, as soon as possible, after the date in which the Agreement comes into effect, as indicated below.

i) The Board of Directors will be made up of an odd number of members from 13 to 19.

ii) Until the Syndicated shares held by Ente Firenze represent a percentage higher than or equal to 2.5% of the overall share capital of the Cassa (*x*) where required by the law, one director will be elected by the shareholder or shareholders (other than the Parties to the Shareholders' Agreement) who present the list which receives the higher number of votes (possibly after the list of Ente Firenze) and which must be in no way connected even indirectly, with the shareholders who present or vote the top-voted list, in compliance with provisions of art. 147-*ter* of the TUF, (y) if the minority list indicated in letter (*x*) above is presented, Ente Firenze will designate directors equal to half (rounded down) minus one of the directors to be elected; if the minority list indicated in letter *(x)* above is not presented, Ente Firenze will designate directors equal to half (rounded down) of the directors to be elected, without prejudice to the fact that in both cases one of the directors designated by Ente Firenze must possess the independence requirements provided for by art. 147-*ter*, par. 4, of the TUF; (z) irrespective of the fact that the minority list indicated in letter *(x)* above is presented or not, Intesa Sanpaolo will designate a number of directors equal to half (rounded down) plus one of the directors to be elected, one of whom must possess the independence requirements provided for by art. 147-*ter*, par. 4, of the TUF;

iii) Until the Syndicated shares held by Ente Firenze represent a percentage under 2.5% but higher than or equal to 1.0% of the overall share capital of the Cassa, (*x*) where required by the law, one director will be elected by the shareholder or shareholders (other than the Parties to the Shareholders' Agreement) who present the list which receives the higher number of votes (possibly after the list of Ente Firenze) and which must be in no way connected even indirectly, with the shareholders who present or vote the top-voted list, in compliance with provisions of art. 147-*ter* of the TUF, (y) Ente Firenze will designate one director; (z) Intesa Sanpaolo will designate a number of directors equal all the directors to be elected minus two, or if minority list indicated in letter *(x)* above is not presented a number of directors equal all the directors to be elected minus one, two of whom must possess the independence requirements provided for by art. 147-*ter*, par. 4, of the TUF;

iv) Until the Syndicated shares held by Ente Firenze represent a percentage higher than or equal to 5.0% of the overall share capital of the Cassa, the Chairman of the Cassa will be appointed by the Shareholders' Meeting, without prejudice to the fact that he/she must be chosen among the top three Directors drawn from the list presented by Ente Firenze.

v) Until the Syndicated shares held by Ente Firenze represent a percentage under 5.0% but higher than or equal to 2.5% of the overall share capital of the Cassa, the Deputy-Chairman of the Cassa will be appointed by the Shareholders' Meeting with a simple majority, without prejudice to the fact that he/she must be chosen among the top three Directors drawn from the list presented by Ente Firenze.

vi) The Agreement provides for that, should other shareholders (other than the Parties to the Shareholders' Agreement) hold, individually or collectively, a participation in the Cassa which does not enable Ente Firenze to designate exclusively, through the presentation of its own list, a number of members in Board of Directors of the Cassa equal to that indicated above, the Parties to the Shareholders' Agreement will act to find a legitimately adequate solution to ensure that Ente Firenze, exclusively, maintains the statutory right of designating the members of the Board of Directors as provided for above.

The Agreement provides for the fact that candidates to the post of Director designated by the Parties to the Shareholders' Agreement, in addition to the professional, integrity and independence requirements provided for by applicable law, regulations and the Articles of Association, must, at least for the majority of the candidates designated by Ente Firenze, be eminent representatives of the banking, business and financial community, preferably from the local markets.

D) *<u>Composition of the Executive Committee</u>*

The Parties to the Shareholders' Agreement, within their respective competence, shall act so that the Board of Directors appoint an Executive Committee formed as follows.

i) the Executive Committee shall be made up of 6 members; the Chairman and the Deputy-Chairman will be members of the Executive Committee *ex officio*;

ii) at least 4 members of the Executive Committee shall be appointed among Directors designated by Intesa Sanpaolo;

iii) for as long as the Syndicated shares held by Ente Firenze represent a percentage higher than or equal to 2.5% of the overall share capital of the Cassa, 2 members of the Executive Committee shall be appointed among the persons designated by Ente Firenze;

iv) the resolutions of the Executive Committee shall only be taken with the presence of the absolute majority of its members and with the favourable vote of the absolute majority of those present.

E) *<u>General Manager</u>*

The Agreement sets out that the General Manager of the Cassa shall not be a member of the Board of Directors.

F) *<u>Competencies of the Board of Directors</u>*

The Agreement provides for the obligation of the Parties to the Shareholders' Agreement to ensure, considering the prerogatives of the Parent Company Intesa Sanpaolo and of the regulations of the Intesa Sanpaolo Group that the following matters remain within the exclusive competence of the Board of Directors and must not be delegated:

i) the determination of programme and strategic guidelines of the Cassa and of its direct and indirect subsidiaries, as well as the preparation of business and/or financial plans and budgets of the Cassa, and their modifications;
ii) the risk management and internal auditing policy;
iii) the determination of the functions and powers to be granted to the Executive Committee, to the Directors who are granted specific mandates and to the General Manager;
iv) the appointment and revocation of the General Manager and of one or more Deputy-General Managers and the determination of their powers and compensation;
v) the approval of the organisational, administrative and accounting structures of the Cassa and the internal regulations;
vi) the purchase and sale of own shares;
vii) the acquisition and disposal of controlling equity investments, even jointly held;
viii) the acquisition, sale, spin-off, de-merger or contribution, even inside the Group, of the banking business, or equity investments in companies (even through subsidiaries) or business lines, both of the Cassa and of companies in which the Cassa holds directly or indirectly control, whose assets represent over 5% of the balance sheet assets resulting from the pro forma consolidated and aggregated financial statements of the Cassa including the pro forma aggregate assets referred to the group of which ICC is the sub-holding company as at 30th June 2007, and agreed that the percentage of 5% must be determined as an aggregate on the basis of transactions completed over a five-year period;
ix) the stipulation of exclusivity and/or non-competition agreements;
x) the formation, transfer, purchase, sale or closure of offices, branches and representative offices;
xi) the appointment and revocation of the head of internal auditing, as well as the heads of functions which must be exclusively appointed by the Board of Directors due to rules or regulations in force;
xii) the mandates as concerns lending to be granted, on proposal of the General Manager, to the persons in change of distribution units and other employees of the Cassa on the basis of the function performed;
xiii) the preparation of spin-off or merger projects;
xiv) the formation of any Committees or Commissions with consultation functions;
xv) the preparation of the draft financial statements;
xvi) the appointments or designations of the administrative or control bodies of participated companies or entities or for which the Cassa is in any case required to decide, as well as resolutions as concerns the vote to be expressed in the Shareholders' Meeting of controlled or participated companies;
xvii) the determination of the criteria for the coordination and the direction of subsidiaries of the Cassa, to be exercised in the respect of the prerogatives of the Parent Company Intesa Sanpaolo;
xviii) the definition of the criteria to identify transactions with related parties to be reserved to the competence of the Board of Directors, as well as the transactions with the related parties of the Cassa (including controlling companies, its subsidiaries and/or subsidiaries and/or participated companies).

G) *Resolutions of the Board of Directors*

a) The Agreement sets forth that, without prejudice to the right to *veto* provided for by letter c) below, the resolutions of the Board of Directors be validly taken with the

presence of the majority of the Directors in office and the favourable vote of the majority of those present.

b) The Agreement sets forth that, in case of urgency, the Chairman and the Deputy Chairman, with a joint signature, with the favourable opinion of the General Manager, may take the decisions which do not concern the matters which cannot be delegated pursuant to letter F) above and that such decisions must be reported to the Executive Committee and the Board of Directors in their first meeting.

c) The Agreement sets forth that, until the Syndicated shares held by Ente Firenze represent a percentage higher than or equal to 5% of the overall share capital of the Cassa, the Parties to the Shareholders' Agreement, within their respective competence, shall do all within their power to ensure that the Board of Directors does not make resolutions vetoed by the representative of Ente Firenze at the time of the prior consultation provided for in letter A) on the following matters:

i) determination of the functions and powers to be granted to the Executive Committee, to Directors who are granted specific mandates and to the General Manager;

ii) purchase and sale of own shares;

iii) acquisition of controlling equity investments in companies which do not carry out banking, financial or insurance activities;

iv) the appointment and revocation of the head of internal auditing, as well as the heads of functions which must be exclusively appointed by the Board of Directors due to rules or regulations in force;

v) the sale, spin-off, de-merger or contribution, even within the Intesa Sanpaolo Group, of the banking activities or of equity investments in companies or of business lines of both the Cassa and of the companies controlled directly or indirectly by the Cassa, whose assets represent over 30% of the balance sheet assets resulting from the pro forma consolidated and aggregated financial statements of the Cassa including the pro forma aggregate assets referred to the group of which ICC is the sub-holding company as at 30th June 2007, and agreed that the percentage of 30% must be determined as an aggregate on the basis of transactions completed over a five-year period.

H) <u>Board of Statutory Auditors</u>

The Agreement provides for the obligation of the Parties to the Shareholders' Agreement to do all within their power to ensure that as soon as possible after the adoption of the Post share swap Articles of Association and according to the technically-required timeframe, the Board of Statutory Auditors be renovated as provided for below.

a) For the entire duration of the Agreement, until the Syndicated shares held by Ente Firenze represent a percentage higher or equal to 2.5% of the overall share capital of the Cassa, (*x*) where required by the law, one statutory auditor (who shall be Chairman) and one alternate auditor will be elected by the shareholder or shareholders (other than the Parties to the Shareholders' Agreement) who present the list which receives the higher number of votes and which must be in no way connected even indirectly, with the shareholders who present or vote the top-voted list, in compliance with provisions of TUF and applicable second-level regulations (*y*) one statutory auditor will be appointed by Ente Firenze and (*z*) one statutory auditor and one alternate auditor will be appointed by Intesa Sanpaolo or, in the case in which the list provided for in letter (x) above is not validly presented and voted, two statutory auditors, one of whom will be Chairman, and one alternate auditor will be appointed by Intesa Sanpaolo.

b) for the purpose of ensuring Ente Firenze's right to appoint statutory auditors, set forth by letter a) above, Intesa Sanpaolo will insert the person designated by Ente Firenze in second position in its list of candidates for the office of statutory auditor.

I) *Determination of relevant thresholds*

Parties to the Shareholders' Agreement acknowledge that the governance rights recognised to Ente Firenze, indicated in letters B), C), D), G) and H) above, decrease as its Syndicated shares fall under the relevant "thresholds" of 5%, 2.5% and 1% of the overall share capital of the Cassa and have agreed that (*i*) only reductions in Syndicated shares held by Ente Firenze under the thresholds following transfers (as defined in the Agreement, as indicated in paragraph 5.4, letter A) below will be relevant for the purposes of such reduction in rights, while (*ii*) the reductions following transactions on the share capital of the Cassa leading to the dilution of the stake of Ente Firenze because it did not exercise its pre-emption rights or due to the exclusion or limitation of such pre-emption rights pursuant to art. 2441 of the Italian Civil Code, will not be considered since it is agreed that in this last case, the "thresholds" of 5%, 2.5% and 1% will be automatically decreased and referred to the lower percentage of the overall share capital of the Cassa represented by Syndicated shares held by Ente Firenze following such dilutive transactions.

5.4. Transfer of Syndicated shares

A) *Lock-up*

Without prejudice to the put option described in letter C) below, the Parties to the Shareholders' Agreement have reciprocally made the commitment to conserve (*lock-up*) the full property and availability of the respective Syndicated shares and therefore not to transfer (intending by transfer any transaction, with the exception of ***(a)*** pledging the Syndicated Shares held by Ente Firenze, provided that the latter maintains voting rights, as well as ***(b)*** the execution of judicial measures and/or decisions, such as, for example seizures by court order and distraints, which have not led to the sale or mandatory assignment of Syndicated Shares, requested by Intesa Sanpaolo, even through subsidiaries or associates, on the Syndicated Shares held by Ente Firenze) to third parties (including subsidiaries pursuant to art. 2359, par.1, No. 1, of the Italian Civil Code) or to other shareholders for whatever reason, and not even in part, or even temporarily of the respective Syndicated shares for the entire duration of the present Agreement.

B) *Pre-emption right*

Without prejudice to the lock-up clause provided for by letter A) above, the Party to the Shareholders' Agreement who intends to transfer all or part of its Syndicated shares, will first of all offer such shares to the other Party to the Shareholders' Agreement. It is agreed that Ente Firenze shall have such pre-emption right only until it holds Syndicated shares representing an equity investments of at least 5% of the overall share capital of the Cassa (or the lower percentage deriving from provisions of 5.3, letter I) above).

In the case in which the terms of the transfer to the third party provide for a non-cash consideration (such as, for example, in case of contribution and/or share swap), or no consideration (such as, for example, transfers for free), the Agreement provides for a mechanism for the determination of the value of (i) the non-cash consideration for the Syndicated shares offered for sale or (ii) the Syndicated shares sold, in the case of transfer for free.

The Syndicated shares acquired by the Party to the Shareholders' Agreement following the exercise of the pre-emption right may not be the object of transfer, all or in part, to third parties (including subsidiary or associates or in any case companies belonging to the same Party to the Shareholders' Agreement) or to other shareholders of the Cassa for a period of three years starting from the date of execution of the transfer in favour of such Party to the Shareholders' Agreement.

C) *Put option*

In derogation to the prohibition of transfer described in letter A) above, the Agreement provides for a put option (the "**Put option**") which sets forth that Ente Firenze shall have the right to sell to Intesa Sanpaolo which, conditional upon the obtainment of all the necessary authorisations from the competent Authorities, shall be obligated to purchase all (and not just a part) of the Syndicated shares held by Ente Firenze at the time of exercise of such option. The Put option is granted without the attribution of a specific and autonomous consideration, since any consideration is, and must be intended, satisfied by the set of terms provided for in the Agreement.

The Put option may be exercised by Ente Firenze at any time in the period between the day after the date of payment of the consideration of the Public offer (as defined in paragraph 5.5 below) and until the expiry of the Agreement, after that date it shall be forfeited.

In case of exercise of the Put option, the price for each Syndicated share held by Ente Firenze object of the sale shall be equal to the price of the Public offer.

5.5. The Public offer

The Parties to the Shareholders' Agreement acknowledge that, as a result of the execution of the Share swap or the Purchase, Intesa Sanpaolo will acquire an equity stake in the Cassa exceeding the threshold of 30% and therefore, pursuant to article 106 of TUF, Intesa Sanpaolo shall have the obligation to promote a mandatory complete-acquisition public offer on the ordinary shares of the Cassa (the "**Public offer**"). In addition to the commitments made by the Parties pursuant to the Share swap contract, which are intended recalled also in the Shareholders' Agreement (a summary of such commitments is already contained in 5.4 of the extract of shareholders' agreement in the Share swap contract, published together with the present extract), the Parties to the Shareholders' Agreement have agreed the following.

If, as a consequence of the effectiveness of the Agreement, a further Public offer must be severely launched by Intesa Sanpaolo and Ente Firenze, it is agreed that such obligation shall be in any case met and executed exclusively by Intesa Sanpaolo which:

(a) shall bear all costs, expenses and charges regarding the severely-required public offer;

(b) shall free Ente Firenze of all such obligations and reimburse it of any costs, expenses and charges.

Ente Firenze may not acquire, in its name, ordinary shares of the Cassa (or contractual rights to purchase them) in the period from the date in which the Agreement comes into effect to the date of payment of the consideration of the Public offer provided for above. It is agreed that should Ente Firenze violate such obligation, the commitment to reimburse costs made by Intesa Sanpaolo in favour of Ente Firenze described in letters (a) to (b) above will immediately and automatically lose effectiveness and Ente Firenze shall reimburse to Intesa Sanpaolo all the higher costs, charges and expenses, even legal

expenses, which Intesa Sanpaolo might sustain due to or as a consequence of such violation.

5.6. Squeeze out and delisting of the Cassa

The Parties to the Shareholders' Agreement acknowledge that the common objective and interest is to be able to proceed to the delisting of the Cassa in the shortest possible time, once the Public offer is completed and in any case within 31st December 2008.
For this purpose, the Agreement sets forth that, if the requirements set forth by the law recur, Intesa Sanpaolo shall promote a "residual-acquisition" public offer on the ordinary shares of the Cassa pursuant to art. 108 of TUF and/or exercise the right to acquire the ordinary shares of the Cassa, pursuant to art. 111 of TUF. The residual-acquisition public offer thus promoted by Intesa Sanpaolo on the ordinary shares of the Cassa shall apply, *mutatis mutandis*, all the provisions relative to the Public offer contained in the Agreement and described in paragraph 5.5 above.
The Parties to the Shareholders' Agreement, each within their respective competence, on the delisting of the Cassa make the commitment to: (*i*) ensure that the Shareholders' Meeting of the Cassa resolves upon the adoption of a new articles of association, according to the text attached to the Agreement (the "**Post Delisting Articles of Association**") and (*ii*) sign a new shareholders' agreement also attached to the Agreement (the "**Post Delisting Agreement**"). The Post Delisting Agreement provides for protections in favour of Ente Firenze, which are the basically the same as those set out in this Agreement. Furthermore, the Post Delisting Agreement, provides for the issue of special categories of shares which will be assigned to Ente Firenze with the objective, among others, of attributing it some statutory safeguards in accordance with the rights conferred to Ente Firenze with shareholders' agreements.

Should it not be possible to achieve the delisting of the Cassa within 31st December 2008, the Parties to the Shareholders' Agreement will negotiate and identify, in *bona fide*, solutions which, in the respect of applicable regulations, permit the achievement in the short term of the objective of delisting the Cassa, acknowledging from now that the solution considered to be the most favourable and feasible is the merger by incorporation of the Cassa in an unlisted company, wholly-owned by Intesa Sanpaolo and authorised pursuant to art. 14 of TUB (Consolidated Law on Banking).

5.7. Controversies

Any controversy relative to or deriving from the interpretation, validity, effectiveness, execution or dissolution of the Agreement shall be submitted to a College of three arbitrators, one of whom acting as Chairman, appointed by the Chairman of the Court of Bologna, on request of one Party to the Shareholders' Agreement.
The College of Arbitrators will have office in Bologna and will judge according to the law. The arbitration procedure will follow a predetermined ritual.
Any judicial procedure in any case relative to the Agreement and which may not be deferred to arbitration will be taken to the exclusive territorial competence of the Court of Bologna.

6.- SUSPENSION CONDITION

The effectiveness of the Agreement is suspended and conditional upon the execution of the Share swap or the Purchase under the terms and conditions of the Share swap contract.

7.- DURATION OF THE AGREEMENT

The Post share swap Agreement shall remain in force until the third anniversary of the date on which the suspension condition provided for in paragraph 6 above is met.

In any case, the Agreement, even renovated, will lose effectiveness at the date of subscription of the Post Delisting Agreement and will be intended entirely substituted by the latter.

8.- RENOVATION AND CANCELLATION

The Agreement will be tacitly renovated at every expiry date for further three-year periods each, save for the case of written cancellation by one of the Parties to the Shareholders' Agreement received by the other Party to the Shareholders' Agreement at least six months before the relative expiry.

9.- TYPE OF AGREEMENT

The Agreement is of the type provided for by art. 122, par.5, letters a), b), c) and d) of TUF.

10.- DEPOSIT OF THE SYNDICATED SHARES

The Agreement does not contain any obligation as concerns the deposit of Syndicated Shares.

11.- COMPANY REGISTER

The Agreement has been deposited, at the Firenze Company Register on 3rd August 2007.

* * *

4th August 2007

Shareholders' Agreements relative to Cassa di Risparmio di Firenze S.p.A.

Pursuant to Article 122 of Legislative Decree No. 58 of 24 February 1998, as subsequently integrated and amended ("**TUF**"), and Articles 129 et seq. of the issuer regulation approved with CONSOB resolution of 19 May 1999, as subsequently integrated and amended, the contents are made known of the two consultation agreements signed, respectively, by (i) Ente Cassa di Risparmio di Firenze S.p.A. ("**Ente CRF**") and Fondazione Cassa di Risparmio della Spezia ("**Fondazione CR Spezia**"), in relation to cases in which Ente CRF may exercise its rights or privileges concerning Cassa di Risparmio di Firenze S.p.A. ("**CRF**") which concern or could generate significant consequences for Cassa di Risparmio della Spezia S.p.A. ("**CR Spezia**"), or on the stake held by CRF in the capital of CR Spezia (the "**CR Spezia Shareholders' Agreement**"), and (ii) Ente CRF and Fondazione Cassa di Risparmio di Pistoia e Pescia ("**Fondazione CR Pistoia**"), in relation to cases in which Ente CRF may exercise its rights or privileges concerning CRF which concern or could generate significant consequences for Cassa di Risparmio di Pistoia e Pescia S.p.A. ("**CR Pistoia**"), or on the stake held by CRF in the capital of CR Pistoia (the "**CR Pistoia Shareholders' Agreement**"; jointly with the CR Spezia Shareholder's Agreement, the "**Agreements**", and each an "**Agreement**"). The Agreements, the terms of which are indicated hereafter in detail, are inserted into a more complex transaction in which Intesa Sanpaolo S.p.A. ("**ISP**") and So.Fi.Ba.r. S.p.A. take part, in addition to the Parties (as defined hereafter). This transaction (the "**Swap**"), regulated by a share-swap contract and a shareholders' agreement signed by the parties on 26 July 2007 (the "**Contract**"), provides for, in particular, that Ente CRF, Fondazione CR Spezia, Fondazione CR Pistoia and So.Fi.Ba.r. S.p.A have agreed to transfer to ISP, following the meeting of determined suspensive conditions provided for by the Contract and each insofar as it concerns them, shareholdings totalling 40.324% of CRF's capital, according to terms and conditions provided for by the Contract, the contents of which have been communicated to the market pursuant to Article 122 of the TUF. The reader should therefore refer to what has been communicated to the market pursuant to Article 122 of the TUF for more information relating to the Contract.

A. Companies whose financial instruments are subject to the Agreements

Cassa di Risparmio di Firenze S.p.A., for the sake of brevity also called Banca CR Firenze S.p.A., with registered office in Florence, Via Bufalini no. 4/6, member of the Business Register of Florence, tax code and VAT registration number 04385190485.

B. Adherents to the Agreements

The participants in the Agreements (with reference to each Agreement, the "**Parties**" and each participant a "**Party**") are:

CR Spezia Shareholders' Agreement

- **Ente Cassa di Risparmio di Firenze**, a banking foundation with registered office in Florence, Via Bufalini no. 6; and
- **Fondazione Cassa di Risparmio della Spezia**, a banking foundation with registered office in La Spezia, Via D. Chiodo no. 36.

CR Pistoia Shareholders' Agreement

- **Ente Cassa di Risparmio di Firenze**, a banking foundation with registered office in Florence, Via Bufalini no. 6; and
- **Fondazione Cassa di Risparmio di Pistoia e Pescia**, a banking foundation with registered office in Pistoia, Via De' Rossi no. 26.

C. Shares subject to the Agreements

At the moment that the Agreements come into force (as described in paragraph D.3 that follows), Fondazione CR Spezia and Fondazione CR Pistoia will not have any stake in CRF as a result of the Swap, while in each of the Agreements Ente CRF will hold and vest the stake that will be held by it in CRF on that date, as indicated in the table that follows:

CR Spezia Shareholders' Agreement

Shareholder	Number of ordinary shares vested in the CR Spezia Shareholders' Agreement	% of CRF's capital	% of total syndicated shares
Ente CRF	85,276,948	10.293%	100%
Fondazione CR Spezia	0	0%	0%
Total	**85,276,948**	**10.293%**	**100%**

CR Pistoia Shareholders' Agreement

Shareholder	Number of ordinary shares vested in the CR Pistoia Shareholders' Agreement	% of CRF's capital	% of total syndicated shares
Ente CRF	85,276,948	10.293%	100%
Fondazione CR Pistoia	0	0%	0%
Total	**85,276,948**	**10.293%**	**100%**

D. Content of the Agreement

1. Date of signing and effective date of the Agreement
   Each of the Agreements was signed by the relative Parties, through correspondence, on 26 July 2007, but the effectiveness of the same is subject to the condition precedent of the execution of the Swap.

2. Subject of the Agreement
   By signing the Agreements, Ente CRF agrees:

   (a) with reference to the CR Spezia Shareholders' Agreement, to previously consult with Fondazione CR Spezia in all cases in which Ente CRF may exercise its rights or privileges concerning decisions relating to CRF that concern or could generate significant consequences for the CR Spezia subsidiary, or on the stake held by CRF in the capital of CR Spezia; and

   (b) with reference to the CR Pistoia Shareholders' Agreement, to previously consult with Fondazione CR Pistoia in all cases in which Ente CRF may exercise its rights or privileges concerning decisions relating to CRF that concern or could generate significant consequences for the CR Pistoia subsidiary, or on the stake held by CRF in the capital of CR Pistoia.

   Nonetheless, it is understood and agreed that any opinions and/or the considerations expressed by Fondazione CR Spezia and Fondazione CR Pistoia, respectively, shall not have any binding effect for Ente CRF.

3. Term of the Agreement
   Both Agreements will be effective until one of the following dates, whichever comes earlier: (i) 3 (three) years from the effective date of the relative Agreement, and (ii) the date that Ente CRF's stake in CRF's capital falls below 5%. In each case, (A) the CR Spezia Shareholders' Agreement will cease to be effective if Fondazione CR Spezia no longer holds any stake in CR Spezia's capital, or if said company is no longer a subsidiary company of CRF, and (B) the CR Pistoia Shareholders' Agreement will cease to be effective if Fondazione CR Pistoia no longer holds any stake in CR Pistoia's capital, or if said company is no longer a subsidiary company of CRF.

E. Control

None of the Parties will exercise control of CRF, by virtue of the Agreements, pursuant to Article 93 of the TUF.

F. Business Register

The Agreements were filed at the office of the Business Register of Florence on 3 August 2007.

BANCA CR FIRENZE

CASSA DI RISPARMIO DI FIRENZE

Società per Azioni

Parent Company of *Gruppo Banca CR Firenze*
Banking Groups Registration N° 6160.6
Registered Head Office: via Bufalini 6, Florence
Capital shares: Euro 828,516,636.00 entirely paid
Register of Companies, Fiscal & VAT n° 04385190485

Articles of Association
Last update on 25 July 2007

Amendments to the text of the Article 5
following the exercise of stock options

Article 1 – Name

"Cassa di Risparmio di Firenze Società per Azioni", hereinafter also named "Banca CR Firenze SpA", is a joint stock company established pursuant to Law 218 of 30 July 1990, and Legislative Decree 356 of 20 November 1990, through the transfer of the banking business of the Cassa di Risparmio di Firenze as it was then called, and of which the Ente Cassa di Risparmio di Firenze (the "Transferring Institution") is a continuation.

The Company may use, along with its own distinctive brand marks, the names of other companies that it has absorbed in time, through mergers or other causes, as long as the other names are used jointly with its own company name, as specified above.

The Company is the parent company of the "Banca CR Firenze" group, pursuant to article 61 of Legislative Decree 385 of 1 September 1993.

Article 2 – Registered Office

The registered office of the Company is at Via Bufalini n. 6, Florence. The Board of Directors may establish partners and agencies in Italy and abroad, in accordance with the relevant governing legislation.

Article 3 – Duration

The Company's duration shall be until 31 December 2100. This term may be extended.

Article 4 - Purpose of the Company

The Company's purpose is to accumulate savings and provide loans in various forms, including activities that were performed by its predecessor, the Cassa di Risparmio di Firenze, pursuant to law or to administrative provisions, including loans against pledges, agricultural loans, and loans to artisans.

The Company may undertake all permitted transactions and banking and financial services, may issue bonds, and, subject to obtaining the required authorizations, establish and manage open pension funds pursuant to article 9 of Legislative Decree 124 of 21 April 1993, each allocated with its own separate and independent assets within the context of Company assets pursuant to article 2117 of the Civil Code, or to undertake custodian duties for the balances of the said funds.

The Company, in its capacity as parent company of the Banca CR Firenze group, controls and manages the various activities undertaken by the group in order to ensure overall stability, in the pursuit of economic, financial and asset growth.

In performing its management and coordination activities, the Company, in the interests of group stability, shall issue, *inter alia*, instructions to members of the group to comply with Bank of Italy regulations.

The Company may undertake any other transaction and activity not reserved by law to other parties, which is instrumental or in any way connected to the attainment of company objectives.

Article 5 - Registered capital

The share capital shall be **Euro 828,516,636.00** divided into **828,516,636 shares** of a nominal value of Euro 1.00 each. A share capital increase may be made by issuing shares against receivables or payment in kind.

Among all the operations executed by the Board of Directors, in accordance with article 2443 of the Civil Code and on the basis of the mandate it received from the General Shareholders' Meeting of 27 March 2000, on matters pertaining to the "Incentive Stock Plan" reserved to company executives and to executives employed by the other banks in the Group, pursuant to article 2441, paragraph 5, of the Civil Code, only the paid-in share capital increase decided by the Board of Directors on 31 July 2003 remains to be fully completed. To this date, in accordance to the resolutions voted by the General Meeting of Shareholders held on 27 April 2006, a maximum number of 4,080,000 shares of a current nominal value of Euro 1.00 each has been determined and may be subscribed from 1 August 2006 to 1 August 2009. At **25 July 2007**, following the implementation of the above-described operation a **total number of 3,605,087 shares had been issued.**

The shares are registered and indivisible.

Each share gives the holder the right to one vote.

By resolution of the extraordinary Meeting, preference shares may be issued, together with other categories of shares with various rights.

The purchase or subscription of shares, by any party, directly or through subsidiaries, trust companies, or through third parties, is subject to regulations governing capital holdings in banks and parent companies of banking groups.

Article 6 – Shareholders' Meeting

The legally constituted Shareholders' Meeting represents all shareholders, and its resolutions, adopted in accordance with law and the articles of association, are binding on all shareholders, including non-participating and dissenting shareholders.

The ordinary Meeting is held at least once a year, within four months of the close of the company's financial year.

Procedures for Meetings are regulated by appropriate standing orders approved by an ordinary Meeting. Meetings are chaired by the Chairman of the Board of Directors, or in his absence or inability to attend, by the Deputy Chairman. In the event of the absence or inability to attend of both the Chairman and the Deputy Chairman, the Meeting shall elect a Chairman from among those present.

The Meeting shall appoint a Secretary to assist the Chairman. The presence of the Secretary is not necessary when the minutes are drawn up by a Notary.

Without prejudice to powers to convene meetings and integrate the agenda provided by specific provisions of law, Meetings are called by the Chairman acting on appropriate resolutions of the Board of Directors, and may be convened in places other than the registered offices provided that they are held in Italy. Meetings are convened by means of a notice indicating the day, time, and place of the Meeting, together with an order of business, to be published in the daily newspaper *Il Sole 24 Ore* under the terms provided by current

legislation. The notice may also indicate the day fixed for a second Meeting, and, if necessary, for a third Meeting, if the first and second Meetings are inconclusive.

Article 7 – The right to attend General Meetings

To attend meetings of the company, it is necessary that, at least two working days prior to the date of the meeting, the Bank receives the right-to-vote certificate, pursuant and in accordance to article 85, paragraph 4 of the Legislative Decree 58 of 24/02/1998 and article 31 of Legislative Decree 213 of 24/06/1998, or a broker's certificate as per article 2370, paragraph 2 of the Civil Code. The shares quoted in the aforesaid certificates cannot be sold or used as the object of a financial transaction until the meeting has taken place, unless the shareholder rejects his right to attend the forthcoming meeting.

The Chairman of the Meeting shall be responsible for ascertaining the correct assembly proceedings and the true identity and voting rights of the participants in addition to directing and moderating discussions and ascertaining voting results.

Article 8 – Establishment and resolutions of Meetings

The provisions of law shall be observed in order to ensure that the Meetings and their relevant resolutions are validly established unless provided otherwise by these Articles of Association.

If a Banking Foundation (as defined hereunder) including the Transferring Institution, participating in an ordinary shareholders' meeting, is capable of exercising a vote that expresses the majority of the shares present and entitled to vote, on the basis of the capital present or represented at the meeting, as ascertained by the Chairman of the meeting during its course and immediately before each vote, the Chairman shall notify the meeting of this situation and exclude the Banking Foundation from the vote, for the purposes of the resolution in which this circumstance has occurred, limiting the number of shares that represent the difference plus one share between the number of shares of the said Banking Foundation and the total amount of shares of the remaining shareholders (other than the Banking Foundation), that are present and entitled to participate in the said vote.

Shares excluded from the vote pursuant to the second paragraph above shall however be taken into account for the regular establishment of the Shareholders' Meeting, but not for the majority required for the approval of resolutions of the Meeting.

For the purposes of these Articles of Association, "Banking Foundation" shall be understood as a shareholder that is classified as a banking foundation as governed by Law 461 of 23 December 1998, and by Legislative Decree no. 153 of 17 May 1999, as amended, or that is controlled directly or indirectly by one or more of the said Banking Foundations. For the purposes of the application of the second paragraph above of this Article 8, the shares of parties controlled by a Banking Foundation shall be included with those of the controlling Foundation.

The control indicated above applies in the cases provided for by Article 6 of Legislative Decree no. 153 of 17 May 1999, as supplemented by Article 6 of Ministerial Decree no. 150 of 18 May 2004, as amended.

The provisions of the second paragraph of this Article shall also apply when the vote expressing the majority of shares present and entitled to vote at ordinary shareholders' meetings pursuant to the said second paragraph includes the votes of other shareholders that directly or indirectly adhere to agreements on the

exercise of the right to vote or to the transfer of shares in the Company and in all cases to agreements and/or understandings in the nature of a voting pact pursuant to Article 122 of Legislative Decree no. 58 of 24 February 1998, and Article 20 of Legislative Decree no. 385 of 1 September 1993, in which the Banking Foundations have contributed the majority of syndicated shares. In such cases, the limitation of shares entitled to vote shall be applied to each shareholder in proportion to the total shares of parties to the agreement who are present at the meeting.

Article 9 – Board of Directors

The Company is administered by a Board of Directors appointed by the Shareholders' Meeting. The Board is composed of an even number between 10 and 18 members, including the Chairman of the Board, the number to be determined by the Shareholders' Meeting. The General Manager may also be appointed as a Director.

The Chairman and Deputy Chairman are appointed from among their own members by the Board of Directors, if not appointed by the Shareholders' Meeting.

Directors, unless resolved otherwise by a Shareholders' Meeting, shall serve three-year terms, in all cases serving until the Meeting called to approve the financial statement for the third financial year. Directors may be re-elected. If a majority of Directors cease to perform their functions due to resignation or for any other reason, the entire Board shall be considered as outgoing, although remaining with full powers until the a new board is elected. The remaining Directors must call a Shareholders' Meeting without delay for the purpose of appointing a new Board.

Directors shall be elected by a list voting system, as follows:

(i) the appointment of the Board of Directors shall take place on the basis of lists presented by shareholders pursuant to the following paragraphs, in which candidates must be listed by numerical order;

(ii) lists presented by shareholders must be deposited at the offices of the Company and published at the shareholders' expense in at least two national newspapers, one of which must be a financial newspaper, at least ten days before the date established for the initial Shareholders' Meeting;

(iii) each shareholder may present or contribute to the presentation of one single list, and each candidate may be presented in one single list on penalty of ineligibility;

(iv) shareholders who form part of the same group, i.e. the parent bank and entities directly or indirectly controlled by the parent bank, pursuant to Article 93 of Legislative Decree no. 58 of 24 February 1998, or who are linked by shareholders' agreements pursuant to Article 122 of the said Decree must be considered as a single shareholder and may not, as a group, present more than one list;

(v) only shareholders that, individually or together with other shareholders, are holders of shares representing at least 2.5% of the registered capital with a right to vote at ordinary shareholders' meetings or, if a lower percentage, by the different percentage of shares established by Consob Regulations pursuant to art. 147 ter of Italian Legislative Decree 58 of 24 February 1998; shall have the right to present lists; in order to attest to the holding of the necessary number of shares for presentation of lists, shareholders must present and/or deliver proper certification issued by the broker with whom the shares are deposited to the Company offices at least ten days before the date fixed for the initial Shareholders' Meeting.

(vi) together with each list, declarations by individual candidates, accepting the candidature and attesting, under their own responsibility, that no grounds exist for their ineligibility or incompatibility, that they possess the requirements for appointment to the post, and, where applicable, that they possess the requirements of independence provided by law and by the corporate governance code for listed companies,

which must be possessed by at least two candidates for each list, must be deposited within the aforementioned time limit;

(vii) each party entitled to vote may vote for a single list only. Shareholders who form part of the same group, i.e. the parent bank and entities directly or indirectly controlled by the parent bank, pursuant to Article 93 of Legislative Decree no. 58 of 24 February 1998, or who are linked by shareholders' agreements pursuant to Article 122 of the said Decree, including where only one has presented a list, may vote only for the said list (even where the list is formally presented by only one of the shareholders); similarly, shareholders that have presented a common list pursuant to point (v) above, may vote only for the said list;

(viii) lists for presentation of which all the provisions of this Article 9 have not been observed shall be considered as not presented;

(ix) the election of the Board of Directors shall proceed as follows:

(a) the votes obtained by the lists shall be divided successively by one, two, three, four, and so on, according to the number of Directors to be elected. The quotients thus obtained shall be assigned progressively to each of the candidates on the said list, according to the order respectively provided therein. The quotients thus attributed to the candidates of the various lists shall be arranged in a single list in decreasing order. Subject to the provisions of letters (b) to (g) below, those candidates who have achieved the highest quotients shall be elected. In the event that more than one candidate has received the same quotient, the candidate on the list that has still not elected a director or that has elected the lesser number of directors shall be elected. In the event that none of the said lists have yet elected a director, or all the lists have elected the same number of directors, the candidate from the said lists that has obtained the greater number of votes shall be elected;

(b) the list that has obtained the greater number of votes shall in all cases be assigned, in the progressive order in which candidates are listed in the said list, a number of directors equal to at least half those to be elected, plus two directors, obviously provided that, on the basis of the calculation indicated at letter (a), the said list is not entitled to a greater number of directors. Also elected Director is the first candidate on this list that proves not to be related, even indirectly, with shareholders presenting or voting upon the list receiving the greater number of votes, in accordance with art. 147 ter, paragraph 3 of Italian Legislative Decree 58 of 24 February 1998. Candidates elected thus shall be struck off in decreasing order from the list drawn up under the provisions of letter a), it being understood that the other candidates shall retain their original quotients;

(c) in derogation of the provisions of letter (b) above, if the list that has obtained the greater number of votes is presented exclusively by one or more Banking Foundations, a number of directors equal to no more than half of the total amount of directors to be elected shall be appointed from that list.

If the list that has obtained the greater number of votes has been presented by one or more Banking Foundations together with one or more other shareholders, the number of directors designated by Banking Foundations may not in any case exceed half the total of directors to be elected;

(d) directors not assigned to the majority list and to the first of the remaining lists not related to the majority list, within the terms indicated above shall be drawn from the other lists, applying the mechanism indicated at letter (a) above;

(e) each of the other lists shall be assigned a maximum number of three directors, according to the order indicated on each list. Each directorship in excess of this number shall be assigned in turn to the first of the candidates not elected in decreasing order, who belong to a list from which at least one and less than three directors have been drawn. In the absence of available lists, the excess directorships shall be assigned to the majority list in the listed order of non-elected candidates in accordance with the provisions of letters (b) and (c) above;

(f) at least two directors from the majority list that possess the independence requirements indicated at point (vi) must be drawn from the majority list, derogating from the list order if necessary; similarly, a further independent director must be drawn from each minority list that has nominated the maximum number of administrators permitted by letter (e) above;

(g) if no list is presented, the Shareholders' Meeting shall appoint the Board of Directors by the methods indicated at Article 8.

The Shareholders' Meeting shall provide, by the methods established at Article 8, for appointment of directors that, for any reason, are not appointed pursuant to the procedures indicated at the 4th paragraph above.

The Board shall appoint a Secretary and deputy Secretary who is either a Director or a Company Manager.

Article 10 – Board Meetings

The Board shall normally meet once a month, including in places other than the registered office, but within the European Union, upon the Chairman's convocation, who must, in all cases, call a Meeting when requested to do so by at least one third of Directors or by a member of the Board of Statutory Auditors..

Notice of the Meeting must be issued by registered letter to the address for service of Directors and Statutory Auditors, at least five days prior to the day of the Meeting. In cases of urgency, Meetings may be convened by telegram, telex, fax or other means that guarantee reception, with reduced notice of twenty-four hours.

If the Chairman is absent or unable to attend, the Board shall be chaired by the Deputy Chairman. In his absence, the Board shall be chaired by the longest serving Director. The longest serving Director shall be understood as the Director who has served uninterruptedly for the longest time. In the event of a tie due to contemporaneous appointment, the eldest Director shall serve.

In order for resolutions of the Board of Directors to be valid, a majority of sitting Directors must be present, and resolutions must be taken by an absolute majority of those present.

If the General Manager is not a Director, he may participate in Board Meetings without voting rights.

The Secretary or his replacement shall be responsible for drawing up the minutes of each meeting, which must be signed by the person chairing the meeting and the Secretary.

Participation in meetings of the Board of Directors through the use of videoconference systems is permitted provided that all entitled parties may participate and be identified, are capable of intervening in the discussion in real time, and may receive, examine, and transmit documents. The Board meeting shall be considered as held in the place in which the Chairman and Secretary are present.

Article 11 – Directors' remuneration

Board members are entitled to remuneration in accordance with the resolutions adopted by the Shareholders' Meeting which shall determine the amount, a fixed annual fee and attendance fees, and reimbursement, including by lump sum payment, of expenses incurred in the exercise of their office.

In accordance with the recommendation of the Statutory Auditors, the Board shall determine the remuneration due to Directors who have been assigned particular responsibilities under these Articles of Association, or other particular assignments, mandates or duties.

Article 12 – Powers of the Board

The Board of Directors possesses all the powers for the ordinary and extraordinary administration of the Company that have not been reserved, by inviolable provision of law or of the Articles of Association, to the Shareholders' Meeting.

The Board of Directors is empowered to vote resolutions pertaining to the following issues: amendments to company bylaws to conform them to new legal regulations, mergers and divisions specifically foreseen in articles 2505 and 2505 bis, and referred to under article 2506 ter, of the Civil Code and share capital decreases when one or more shareholders withdraw. Reference is always made to article 2436 of the Civil Code.

The Board of Directors shall appoint an Executive Committee from among its own members, determining its functions and powers, and may appoint a Managing Director, setting out the limits of their authority.

For specific actions, for individual transactions and specific sections of Company management, the Board may also confer mandates on individual Directors, determining the limits of their mandates and the powers granted to them.

Resolutions concerning the following matters are reserved to the Board of Directors and may not be delegated, other than where provided by law:

a) the determination of general management guidelines;

b) the appointment of the General Manager, one or more Deputy General Managers and the Executive responsible for the preparation of financial statements, together with their revocation, removal or termination.

c) the determination of the highest level organizational structure of the Company and the relevant internal regulations, including the definition of personnel policy;

d) the purchase and sale of its own shares;

e) the acquisition or transfer of shareholdings that may affect the composition of the banking group and significant transactions with related parties;

f) the determination of the functions and powers to be granted to the Executive Committee, the Managing Director, if appointed, to Directors to whom any particular mandates have been granted, and to the General Manager, including in relation to the granting of credit, and at the General Manager's suggestion supervisors of distribution units and other Company employees on the basis of their functions;

g) the approval of consolidated financial statements.

h) the definition of general group strategies and the relevant implementation criteria, in particular in relation to capitalization policies, distribution channels, share acquisition or divestment, personnel policies, and the definition of uniform methods for the implementation of regulations and instructions issued by the Supervisory Body and the approval of group Regulations.

i) the resolutions described in the second paragraph of article 12 of the bylaws.

By appropriate resolution and in all cases for the purpose provided by law, the Board may vest Directors, the General Manager, Company employees, and all levels of employees of related or subsidiary companies operating in the context of corporate organization with powers of signature and representation of the Company, including in legal proceedings.

In cases of need and urgency, the Chairman, by agreement with the General Manager, may assume decisions reserved to the Board, except for those set out in the fifth paragraph above, and all decisions reserved to the Executive Committee with immediate effect against third parties. The competent Body must be notified of any such decision at its next meeting.

The Board of Directors shall promptly notify the Statutory Auditors of its activities and the most significant economic, financial and asset operations undertaken by the Company or by subsidiaries, with particular reference to operations involving interests of one or more members, directly or through third

parties. Notifications, at least on a quarterly basis, shall be made verbally during Board meetings or by written notification to the Board of Auditors.

Article 13 – Chairman

The Chairman has the power to legally represent the Company in its relations with third parties and in legal proceedings. The Chairman convenes and chairs Shareholder's meetings, the Board of Directors, and the Executive Committee, with responsibility for initiatives and coordination.

If the Chairman is absent or unable to attend, he shall be replaced by the Deputy Chairman or in the latter's absence, by the longest serving Director, identified by the terms indicated at article 10, paragraph 3.

Article 14 – Executive Committee

The Executive Committee is composed of a minimum of 5 and a maximum of 8 members.

The Chairman, Deputy Chairman, Managing Director, where appointed, and the General Manager, when the latter is a member of the Board of Directors, shall be ex-officio members of the Executive Committee.

The term of office of non ex-officio members of the Committee shall be established by the Board of Directors. The frequency of meetings and procedures for convening meetings shall be established by the Committee itself.

The provisions of article 10, paragraphs 4 et seq. shall apply in relation to the validity of resolutions and other regulations for meetings and the keeping of minutes. The Secretary of the Board of Directors shall perform the function of Secretary of the Committee.

The Executive Committee shall report to the Board of Directors and the Statutory Auditors, at least on a quarterly basis, during meetings or by written document with respect to general management trends, their foreseeable evolution, and the most significant operations undertaken by the Company and its subsidiaries in terms of size and nature. This obligation shall extend to the Managing Director, if appointed.

Article 15 – Board of Auditors

The ordinary meeting shall appoint three Statutory Auditors and two alternate auditors. Statutory and Alternate Auditors, whether acting or replacement, must possess the requirements set by the regulations and may be re-elected.

Auditors shall serve three-year terms, in all cases serving until the Meeting called to approve the financial statement for the third financial year.

At least one statutory and one alternate auditor must be entered in the register of auditors held by the Ministry of Justice and have acted s statutory auditor for a period of not less than three years.

Pursuant to paragraph 3 of article 1 of Ministry of Justice Decree no. 162 of 30 March 2000, the sectors that strictly relate to company activities are those of credit, finance, and insurance.

The functions and remuneration of Auditors shall be in accordance with the law. Auditors are also entitled to the same attendance fees as Directors, as provided by the Shareholders' Meeting, and to reimbursement, including by lump sum payment, of expenses incurred in performing their duties.

Persons who are in situations legally declared incompatible or who do not possess the requirements of integrity, professionalism and independence established by law and/or by secondary implementation regulations may not be elected Auditors, or if elected, shall forfeit their office.

The Statutory Auditors, through a written notice signed by the Chairman of the Board of Statutory Auditors, must immediately give *Banca d'Italia* information on all those documents and events which have emerged in the course of their activities and which imply irregularities in the company's management or violations of banking activities rules.

Article 16 – Appointment of Board of Auditors

The Board of Auditors shall be established on the basis of lists presented by shareholders in accordance with the procedures indicated below, and in any event in compliance with the provisions of art. 148, paragraph 2 of Italian Legislative Decree 58 of 24 February 1998 and related enactment measures.

For this purpose, lists of candidates are presented in accordance with terms and methods specified by applicable legal regulations. The lists are divided into two sections, one concerning candidates to the office of auditor, the other concerning candidates to the office of substitute auditor. At least one candidate must be nominated in each section and the names are listed in order by consecutive numbering.

For each candidate, the subsistence or otherwise of the requirements specified in art. 15, paragraph 3 of these articles of association must be indicated, and must be met by at least the first candidate in each section of each list presented. The lists must also be accompanied by documents and information as required by applicable law, and in any event by the declarations from each individual candidate accepting their nomination and confirming, under their own responsibility, that the requirements are met, as prescribed under current law, in order to be appointed to office. Each candidate may be proposed in a single list only, on penalty of ineligibility.

With regard to the minimum shareholding necessary for the presentation of lists, and related documentation to confirm such a holding, the provisions of law and regulations on this matter shall apply, together with the provisions of these articles of association governing the election of the Board of Directors, in particular article 9, paragraph 4 (v).

Any list presented that fails to observe the aforementioned provisions shall be deemed not to have been presented.

Each shareholder, or group of related shareholders, this term intended as those shareholders related under the terms of art. 9, paragraph 4 (iv) or (vii), may not present or vote for more than one list, as individuals or via a third party or trustee. Each shareholder contributing to the presentation of a list may vote upon that list only.

The two candidates from the section of the list that has obtained the greater number of votes, and the first candidate from the section of the first of the remaining lists which obtained the greater number of votes and is not related to the first list, pursuant to art. 148, paragraph 2 of Italian Legislative Decree 58 of 24 February 1997 and related enactment measures shall be elected Statutory Auditors. The first candidate in the section of the list that has obtained the greater number of votes, and the first candidate in the section of the remaining obtaining the greater number of votes and is not related, as specified above, to the first. shall be elected alternate auditors. In the event of parity of votes between two or more lists, the candidates shall be elected in order of seniority until the vacant posts have been assigned.

The candidate elected from the list from which, previously, only one acting auditor was elected shall be appointed Chairman. In the event of replacement of a Statutory Auditor drawn from the list that obtained the greater number of votes, the said replacement shall be drawn from the same list. Similarly, the replacement of an auditor drawn from the minority list, as specified above, will be made from said list and will assume the role of Chairman of the Board of Statutory Auditors.

If only one list is presented, or in any event there exists no other list distinct from that obtaining the greater number of votes, the acting and substitute auditors will be appointed from the first or only list, in the order in which they are listed. The first candidate from the section specific to acting auditors will be appointed Chairman.

For the appointment of acting and substitute auditors which for any reason are not appointed in accordance with procedures as specified above, the Shareholders' Meeting shall decide under the terms of article 8.

The appointment of Auditors for completion of the Board in accordance with article 2401 of the Civil Code shall be made by the Shareholders' Meeting under the terms of article 8. If it proves necessary to reintegrate the number of members elected from the minority list, prior to voting the Chairman will exclude from the vote all share quotients represented at the meeting for which the holder is the shareholder, or group of related shareholders pursuant to paragraph 5 above, in possession, also jointly in the case of related shareholders, of the highest share capital holding, calculated on quotients indicated in the list of shareholders, from compulsory communications issued by the shareholders and from any other information available to the Bank.

Shareholdings excluded from the vote pursuant to the above paragraph are in any event taken into account for the purposes of the duly constituted Shareholders' Meeting, but not also for the purpose of the majority required for the approval of Shareholders' Meeting resolutions. .

Article 17 – Powers to convene meetings

The Board of Auditors may, by written communication to the Chairman, convene a Shareholders' Meeting, or meetings of the Board of Directors, or the Executive Committee. This power to convene meetings may also be exercised by at least two members of the Board of Auditors. Each individual auditor may also convene a meeting of the Board of Directors or the Executive Committee.

Article 18 – Authority for signature and representation of the company

Powers of signature and representation of the company, including powers to act in legal proceedings, may be awarded to the parties indicated in paragraph 6 of article 12, including by proxy signed by the Chairman according to the methods, limits, and for the purposes established by the Board of Directors.

The Board may also, for specific actions or categories of actions, authorize the Chairman to award proxies to persons external to the Company.

Article 19- General Manager

The General Manager is at the head of the Company's organizational structure and personnel, and exercises functions in the context of the provisions of these articles and the powers granted by the Board of Directors.

In particular, the General Manager:

manages resource strategy, establishes tasks and formulates qualitative and quantitative objectives for Group companies, in the context of the guidelines and according to the powers awarded to him by the Board.

undertakes all the measures relating to personnel of every type that are not reserved to the Board under article 12, paragraph 4, according to criteria fixed by the Board of Directors, and proposes all other measures relating to personnel to the Board of Directors or the Executive Committee.

for actions and issues not within his/her own competence, formulates duly prepared proposals to submit to the Company's collective decision-taking bodies, including for activities relating to the role of the parent company, according to the relevant powers, and provides for the execution of the resolutions adopted by the said Bodies.

ensures the correct performance of duties assigned to employees, including by means of inspections, investigations, and assessments.

arranges for collections and payments, with powers of mandate to other employees.

signs ordinary correspondence, endorsements, deeds, agreements, undertakings and documents in general that involve the ordinary activity of the Company and appends receipts to bills of exchange, credit instruments, cheques and orders issued by public and private administrations, with the power to delegate the powers to managers, executives and employees designated by him/her.

permits reductions, cancellations, subrogations and endorsements of mortgages, mortgage transcriptions and registrations, lift distraints, challenges, and other impediments of any kind, renounces subscription rights, with reference to corresponding reductions or credit settlements, with the power to delegate the said powers to managers, executives and employees designated by him/her.

take preventive measures to protect the Company names, including by means of applications for monitoring, precautionary and urgent provisions, including all that is considered necessary, as preventative measures, in the Company interest, with powers to award the relevant powers of attorney, and to delegate the said powers to managers, executives, and employees designated by him/her.

When not called to be a member of the Board of Directors, the General Manager participates in meetings of both the Board and the Executive Committee, without voting rights, exercising his/her constructive functions.

The General Manager is assisted by one or more deputy General Managers and/or Central Directors who replace him/her in if absent or unable to attend, according to the provisions of the Board of Directors.

The signature of the General Manager's replacement shall serve as evidence of the latter's absence or incapacity against third parties.

Subject to approval from the Board of Statutory Auditors, the Board of Directors appoints the executive responsible for the preparation of financial statements pursuant to art. 154 bis, Italian Legislative Decree 58 of 24 February 1998. Subjects called upon to perform such duties are only those subjects with at least three years' experience in management, professional or university teaching activities.

The executive appointed to prepare the financial statements is also appointed manager of an organizational structure which, as part of the Bank organization, must report directly to the General Manager or to direct line managers of the General Manager.

Article 20 – Financial Statements

The company financial year shall close on 31st December of each year.

In accordance with the provisions of law, the Board shall arrange for the preparation of the financial statement and the preparation and approval of the consolidated financial statement at the end of each financial year.

Article 21 – Profit distribution

The net profit resulting from the consolidated financial statements shall be allocated as follows:

a portion not less than 5% to the legal reserve, until the extent of the reserve reaches one fifth of the registered capital.

to the statutory reserve or any other reserve funds resolved by the Shareholder's meeting.

the residue to the holders of shares, subject to any allocation of a portion of profits not exceeding 2% of the total for charitable, cultural, scientific or Company image promotion purposes, determined by the Shareholder's meeting.

Dividends not redeemed within five years from the day in which the become payable shall be considered lapsed in favour of the Company, and allocated to the reserve fund.

The Board of Directors may resolve the distribution of advance payments on dividends in the cases, by the methods and within the limits allowed by current legal provisions.

Article 22 – Winding-up

The liquidation of the Company, at any time and for any reason, shall be governed by the provisions of the law.

Article 23 – General Provisions

Any matter not expressly provided for in these Articles shall be governed by the provisions of Law.

BANCA CR FIRENZE

Press release

MODIFICATION OF THE SHARE CAPITAL

Our company announces that the composition of its share capital has changed following the decision of bank executives of Banca CR Firenze S.p.A. and group companies, to whom the stock option plan was reserved, to exercise their right to subscribe newly-issued shares.

On August 8th 2007 132,932 new shares have been subscribed and fully paid up.

The new composition of the company share capital is set forth hereunder:

	PRESENT SHARE CAPITAL			PREVIOUS SHARE CAPITAL		
	Euro	***Number of shares***	***Face value***	***Euro***	***Number of shares***	***Face value***
Total *of which*	828,649,568.00	828,649,568	1.00	828,516,636.00	828,516,636	1.00
Ordinary shares *(full entitlement) Coupon n° 2*	828,649,568.00	828,649,568	1.00	828,516,636.00	828,516,636	1.00

Attestations pursuant to article 2444 of the Italian Civil Code were filed for entry in the Florence Companies Register on September 5th, 2007.

Florence, September 5th, 2007

Contacts : Investor Relations - Marco Falleri +39 055 2612284
eMail marco.falleri@carifirenze.it

BANCA CR FIRENZE

Press Release

HALF-YEAR REPORT FOR 2007 APPROVED

- **CONSOLIDATED NET INCOME of 101 million euro, an increase of 13.5%** compared to 89 million recorded in the first half-year of 2006.[1]
- **Gross total income closed at 524 million euro,** +7.2% compared to 489 million in the first half-year of 2006
- **Operating costs of 275 million euro, -5.5%** compared to 291 million for the first half-year of 2006
- **Income from current operations before taxes of 191 million euro, +17.9%** compared to 162 for the first half-year of 2006
- **Customer loans of 15,405 million euro, +5.3%** compared to December 2006, +9.8% over the past twelve-months
- **Total financial assets of 41,141 million, +5.7%** compared to December 2006, +11.6% over the past twelve-months
- **12.6% ROE** (13.6% as at 30 June 2006) on an average equity of 1,602 million, a 21.9% increase over the past twelve-months
- **Cost/Income ratio of 52.5%** (59.5% for the first half-year of 2006)

The Board of Directors' Meeting of Banca CR Firenze, chaired by Aureliano Benedetti, today approved the consolidated half-year report as at 30 June 2007, presented by General Manager Lino Moscatelli.

The consolidated net income shows a 13.5% increase, up to 101 million, confirming the positive performance of the Banca CR Firenze Group, which is linked to positive growth in the net interest margin (+16.6%) in addition to a material decrease in operating costs (-5.5%). Income from current operations before taxes improved by 17.9% despite a smaller contribution from dividends of -55.6%, mostly due to the disposal of the equity investment in Sanpaolo IMI carried out during the second half-year period of 2006, and from subsidiaries, consolidated with the equity method (-17.2%).

CONSOLIDATED INCOME STATEMENT FOR THE FIRST HALF-YEAR OF 2007

Gross total income closed at 524 million euro, an increase of 7.2% compared to the same period of the previous year.

- Within these aggregate results, the **net interest margin** increased to 316 million euro (+16.6%) due to the combined effect of the growth in business volumes, specifically with respect to customer loans, and a moderate widening of the interest rate spread.
- **Net commissions** and **recoveries from customers on deposits and checking accounts** decreased by 2.6%, to 147 million overall, also as a result of the promotional policies, to the benefit of customers, implemented during

[1] The income statement figures as at 30 June 2006 were restated taking into account of the changes in interpretations of the application of the IAS/IFRS standards occurred in the year 2006 and reflected in the individual financial statements prepared by the Group companies at the time of drawing up the 31 December 2006 report.

the period. The decrease in the **insurance business**, -50.0% to 4 million euro, is to be attributed to the significant growth in commission expenses recognized by the subsidiary Centrovita Assicurazioni, consolidated using the line-by-line method, to Findomestic Banca, consolidated using the net equity method, which does not leave any evidence of the corresponding commission income.

- The aggregate results concerning **dividends and gains from equity investments** decreased from 38 to 30 million euro, given that the Sanpaolo IMI dividends ceased to be collected as a result of the disposal of the related shareholding, which took place during the second half of 2006, and also given the 3 million euro smaller profit from the Findomestic Group shareholding, which closed the half-year with a consolidated net profit of 42.2 million euro (48.2 million for the first half-year of 2006). This was basically due to the lower-than-expected interest margin. Nonetheless the half-year production in Italy totalled 3.2 billion euro (+1.9% compared to June 2006) with 5 million of transactions and 9.95 billion of managed loans. The cost of risk related to loans, equivalent to 1.19%, remains amongst the best on the market. As at 30 June 2007, the market share of Findomestic was equivalent to 11% thus confirming the leadership position of the Findomestic group.

The net interest income, 485 million, shows a +2.1% increase, despite net value adjustments on financial assets for 39.0 million euro, as compared to 14 million for the same period of the previous year, to which an additional 31 million for the second half-year were added.

Operating costs show a 5.5% decrease, to 275 million, benefiting specifically from a decrease in personnel costs (-8.6%, to 181 million), resulting from the application of the new rules mandated by law and the consequent changes applicable to the accounting method concerning staff severance indemnity. Among the current expenses, +5.6% to 76 million, the increase in general and administrative expenses (+18.5% to 32 million) is partly offset by the lower costs associated with technology and outsourcing (-20%, to 12 million).

Income from current operations before taxes, which increased by 17.9%, to 191 million euro, take into account net provisions for risks and charges totalling 11 million euro (-21.4%) and other net costs associated with current operations, which remained unchanged compared to June 2006 figures (8 million euro).

The **consolidated net income** amounts to 101 million euro, a 13.5% increase compared to the first-half of 2006.

The **net shareholders' equity** as at 30 June 2007 amounts to 1,646 million euro while regulatory capital is equal to 1,975 million. The risk-weighted assets amount to 22,195 million euro (a 1.3% decrease over the 2006 end-year figures) and also include, for regulatory purposes, the 4,300 million euro inherent to the 50% stake in the Findomestic group, even if accounted with the equity method. As at 30 June 2007, the Tier 1 ratio was equal to 6.32% and the total capital ratio to 9.08%. (As at 31 December 2006 the figures were respectively 6.22% and 9.34%)

The Group's **ROE,** calculated by comparing the net profit for the first half-year period of 2007 to the weighted average shareholders' equity for the period 31 December 2006 – 30 June 2007 (1,602 million), excluding the profit being earned, is equal to 12.6% (13.6% as of June 30, 2006). Over the past twelve-month period, the average shareholders' equity increased by about 288 million euro, due to the share capital increases and the allocations to reserves.

The **cost/income**[2] ratio drops to 52.5% from 59.5% as at 30 June 2006

[2] Operating costs/gross interest margin

CONSOLIDATED BALANCE SHEET[3]

Net loans to customers reached 15,405 million euros, showing a 5.3% increase from the start of the year and 9.8% over the last twelve-months.

Within the loans portfolio, total gross impaired loans showed a slight increase, rising by 1.7% to 596 million euro. In detail, gross non-performing loans increased by 4.8% to 330 million, while the gross doubt and restructured loans increased by 1.0%, reaching 197 million. On the contrary, ongoing overdue loans dropped by 9.2% (69 million). The amounts written off total 221 million euro, bringing the coverage ratio on the total amount of impaired loans to 37.1% (35.8% at the end of 2006).

Total financial assets reached 41,141 million euro, +5.7% (+11.6% June 2006 over June 2007). Direct deposits (17,720 million) increased by 4.2% (+10.8% June 2006 over June 2007) while the indirect ones increased by 6.9% (+12.2% June 2006 over June 2007). Within this segment, assets under custody (12,740 million euro) showed a 11.1% increase (20.4% over the most recent twelve-month period) also favoured by the market performance of Banca CR Firenze shares held under custody. Assets under management reached 10,681 million euro (+2.3% as at 31.12.2006, 3.9% June 2006 over June 2007), mainly due to the good performance of the mutual funds sector which attained 5,426 million euro,+6.3% (+13.3% June 2006 over June 2007).

PERFORMANCE OF THE BUSINESS SECTORS

The results achieved during the first six moths period of the year are broken down by sector in the following table:

	June 2007	June 2006	Change
Retail			
Net profit	**68**	59	**14.9%**
Average allocated capital	**581**	497	**16.9%**
Profitability	**23.5%**	23.9%	**-0.4 pp**
Cost/income	**61.1%**	67.3%	**-6.2 pp**
Business Clients and Private Bkg.			
Net profit	**22**	19	**15.5%**
Average allocated capital	**326**	260	**25.5%**
Profitability	**13.6%**	14.,8%	**-1.2 pp**
Cost/income	**37.3%**	42.3%	**-5.0 pp**
Finance			
Net profit	**12**	4	**n.a.**
Average allocated capital	**106**	111	**-4.7%**
Profitability	**23%**	7.7%	**15.3 pp**
Cost/income	**20.1%**	38.3%	**18.2 pp**
Wealth Management			
Net profit	**17**	17	**3.3%**

[3] Where not otherwise specified, the equity data are compared with the corresponding data as at 31 December 2006.

Average allocated capital	**66**	64	**1.9%**
Profitability	**51.9%**	51.2%	**0.7 pp**
Cost/income	**24.7%**	25.3%	**-0.6 pp**

Corporate Center			
Net profit	**-2**	5	**n.a.**
Average allocated capital	**751**	682	**10.1%**
Profitability	**-0.4%**	1.6%	**-2.0 pp**
Cost/income	**36.0%**	47.0%	**-11.0 pp**

Million euros. Net income includes minority interests.

COMMERCIAL ACTIVITY

Retail Market

The commercial activities conducted during the first half-year of 2007 in the Retail Market focused on improving client acquisition, the development of the keener relationships with existing clients, supporting the growth of several important business areas (insurance policies, pension schemes, multi-channel services and mortgage loans to private borrowers), strengthening synergies with the shareholding Findomestic also through direct marketing efforts to promote the sale of the *"Prestissimo"* loan product.
The activities aimed at the acquisition of new clients, which added 12,500 clients during the half-year, focused on the new product "Sconto Corrente", as well as on agreements and special contracts with companies and public entities.
As at 30 June 2007, the number of private holders of flat-fee current accounts amounted to 361,000, a 6% increase compared to the same period of the previous year.

In order to improve the timeliness and effectiveness of efforts aimed at the customer retention and to prevent the "loss of client" phenomenon, the new "Private Clients Attrition Score" was introduced, which, through a wider spectrum of information, allows for an improved predictive capability compared to the one used up to now.

Small Business Enterprises Market

During the first half 2007, the activity focused mainly on the acquisition of new clients and new deposits, as well as on the growth concerning loans, specifically medium-long term loans.

Relationships with the loan consortiums were strengthened in order to facilitate the development and competitiveness of the local companies, and programmes were developed in partnership with some trade associations, aimed at the creation of "bank-association" coordinated systems, through which to provide consulting activities as well as management and financial support to companies.
It is important to note the growth in the number of accounts of the *"Ioimpresa"* product line continued its positive trend, which surpassed 40,000 units (+40% compared to 30 June 2006).

Corporate Banking

The activities launched during the first half-year are as follows:
• the "Priority Clients" initiative, aimed at increasing competitiveness through the development of loans and the increase in revenues from services provided to the best clients. This initiative, included in the 2007 Business Plan and aimed at target clients having a low-risk rating, produced an increase of over 350 million euro in loans (of which about 170 for medium-long term loans);
• the review of the products included in the special agreements signed with loan consortiums to adjust products to new requirements. This initiative is achieved through linking the interest rates to market indexes and differentiating pricing schedules on the basis of the risk profile of each of the counterparts.

Excellent results were also achieved in the leasing and factoring sectors which, in terms of signed contracts and turnover, increased by 35% and 30% respectively.

Following the underwriting of an equity investment of approximately 5% in Promac S.p.A., a company promoting the Alternative Capital Market, managed by Borsa Italiana S.p.A., intense networking activities were launched with companies potentially interested in being listed in this market.

Private Banking Market

Activity during the first half-year period focused on the core market to achieve growth in terms of deposits and new clients. In this perspective, initiatives have been launched to set up investment instruments capable of also meeting a series of complementary household needs, in addition to the requirements of portfolio optimisation.
With respect to individual asset management, changes were also made to the product line named *"Private Scelta Dinamica"*, giving it greater flexibility and enabling it to also meet the requests of clients with a higher risk profile, who look for short-term opportunities. New lines of investment products were also structured in order to make the product selection increasingly more able to meet clients' expectations and risk-return profiles.
Promotional activity targeted to business clients continued in synergy with the portfolio managers.

During May 2007 the purchase of the financial advisors network of the company Cortal Consors S.A. was finalised thus bringing the group's financial advisors domestic network to 60 offices and 328 advisors.

In accordance with the recommendations issued by Consob in its letter dated 30 August 2007 on the subject of "Announcements to the public pursuant to article 114, paragraph 5 of Legislative Decree 58/1998", released following the subprime loans crisis, Banca CR Firenze states that its exposure, as well as the exposure figures of each of the companies in the Banca CR Firenze group, to subprime mortgage loan grants, to investments in financial products having such underlying activities, loans or connections, to guarantees released in connection to such products, as well as to the total amount of financial products having as underlying activity the aforesaid subprime loans held by group companies for management or under custody for third parties, are to be considered as not significant within the group's assets, financial and economic status.

Florence, 10 September 2007

Pursuant to paragraph 2, art. 154 bis of the Legislative Decree 58/98, we hereby declare that the accounting information contained in this report corresponds to the information contained within the documents, the accounting entries and records of the Company.

The Director responsible for drawing up the accounting documents
E. Mancini

Enclosed are the drafts of the consolidated financial statements, as well as those of the Parent Company Banca CR Firenze S.p.A. The data reported, except for that contained in the reclassified schedules, are subject to limited audit on the part of the company PricewaterhouseCoopers, which issue its report within the term limits mandated by law.

Contacts : Investor Relations - Marco Falleri +39 055 2612284
eMail marco.falleri@carifirenze.it

Reclassified consolidated income statement

(Euro million)

Bank of Italy code	ITEMS	30 June 2007	30 June 2006'	Absolute variation	Variation (%)
30	**Interest margin**	317,0	269,0	48,0	+17,8%
90	Hedging result	-1,0	2,0	-3,0	n.s.
	Net interest margin	316,0	271,0	45,0	+16,6%
60	Net commisions	117,0	120,0	-3,0	-2,5%
220 (parts of)	Recoveries on deposits and current accounts	30,0	31,0	-1,0	-3,2%
70, 240	Dividends and financial transaction gains - net	30,0	38,0	-8,0	-21,1%
80, 100	Result of financial assets and liabilities	27,0	21,0	6,0	+28,6%
110, 150, 160	Net result of insurance operations	4,0	8,0	-4,0	-50,0%
	Gross total income	524,0	489,0	35,0	+7,2%
130	Value adjustments to loans and other financial assets	39,0	-14,0	-25,0	+178,6%
	Total income	485,0	475,0	10,0	+2,1%
	Administrative expenses:	-275,0	-291,0	16,0	-5,5%
180 a)	- Staff costs	-181,0	-198,0	17,0	-8,6%
180 b)	- Other administrative expenses	-101,0	-97,0	-4,0	+4,1%
200, 210	- Value adjustments to property, plant, equipment and intangible assets	-18,0	-19,0	1,0	-5,3%
220 (parts of)	- Other net operating income (expense recoveries)	25,0	23,0	2,0	+8,7%
	Net operating income	210,0	184,0	26,0	+14,1%
190	Provisions for risks and charge	-11,0	-14,0	3,0	-21,1%
220 (parts of) **250, 270, 310**	Other costs and revenues from ordinary activities	-8,0	-8,0	0,0	+0,0%
	Income from current operations before taxes	191,0	162,0	29,0	+17,9%
100 (parts of)	Income from extraordinary operations	0,0	0,0	0,0	+0,0%
290	Income taxes	-73,0	-57,0	-16,0	+28,1%
330	Minority interests	17,0	-16,0	-1,0	6,3%
	Net income	101,0	89,0	12,0	+13,5%

Reclassified consolidated balance sheet

(Euro million)

Bank of Italy code*	ASSETS	30 June 2007	31 December 2006	Absolute variation	Variation (%)
10	**Cash and cash on hand**	197	230	-33	-14,3%
	Financial assets	22.502	21.687	815	3,8%
	Amounts receivable	17.499	16.300	1.199	7,4%
60	- amounts owing by banks	2.094	1.672	422	25,2%
70	- customer loans	15.405	14.628	777	5,3%
	Negotiable securities	4.999	5.380	-381	-7,1%
20	- financial assets held for trading	246	546	-300	-54,9%
30	- financial assets valued at fair value	1.563	1.531	32	2,1%
40	- financial assets available for sale	3.190	3.303	-113	-3,4%
80	Hedging derivatives	4	7	-3	-42,9%
	Non-current assets	1.260	1.256	4	0,3%
100	Shareholdings	472	476	-4	-0,8%
120, 130	Property, equipment and intangible assets	788	780	8	1,0%
140	**Tax assets**	217	274	-57	-20,8%
110 + 160	**Other assets**	377	366	11	3,0%
	Total assets	24.553	23.813	740	3,1%

Bank of Italy code*	Liabilities	30 June 2007	31 December 2006	Absolute variation	Variation (%)
	Financial liabilities	19.615	18.953	662	3,5%
	Accounts payable	18.496	17.774	722	4,1%
10	- amounts owing to banks	859	816	43	5,3%
20	- customer deposits	11.668	11.389	279	2,4%
30	- outstanding securities	5.969	5.569	400	7,2%
40	Financial liabilities held for trading	83	51	32	62,7%
50	Financial liabilities valued at fair value	989	1.099	-110	-10,0%
60	Hedging derivatives	47	29	18	62,1%
100 (parts of)	**Agreements for re-purchase of own equity components**	120	165	-45	-27,3%
80	**Tax liabilities**	112	159	-47	-29,6%
	Funds with specific destinations	421	448	-27	-6,0%
110	Staff termination pay	149	180	-31	-17,2%
120	Provision for risks, charges and pension funds	272	268	4	1,5%
130	**Actuarial reserves**	1.660	1.547	113	7,3%
90 and 100 (parts of)	**Other liabilities**	853	777	76	9,8%
210	**Minority interests**	126	144	-18	-12,5%
from 140 to 200, 220	**Shareholders' equity**	1.646	1.620	26	1,6%
	Total liabilities	24.553	23.813	740	3,1%

CONSOLIDATED PROFIT & LOSS ACCOUNT - Regulatory statements

(million euro)

Items		30 June 2007	30 June 2006*
10.	Interest earned and similar income	530	416
20.	Interest expense and similar charges	(213)	(147)
30.	**Interest margin**	**317**	**269**
40.	Commissions earned	142	140
50.	Commissions expense	(25)	(20)
60.	**Net comiissions**	**117**	**120**
70.	Dividend and similar income	4	9
80.	Net result from trading	23	16
90.	Net result from hedging	(1)	2
100.	Gains/(losses) from sale or repurchase of:	4	5
	b) financial assets available for sale	*2*	*3*
	d) financial liabilities	*2*	*2*
120.	**Net banking revenues**	**464**	**421**
130.	Value (adjustments)/write-backs for worsening of:	(39)	(14)
	a) loans	*(38)*	*(13)*
	b) financial assets available for sale	*0*	*(1)*
	d) other financial transactions	*(1)*	*0*
140.	**Net result from financial activities**	**425**	**407**
110.+ 150.+160.	Net results from insurance activities (**)	4	8
170.	**Net result from financial and insurance activities**	**429**	**415**
180.	Administrative expenses:	(282)	(295)
	a) staff costs	*(181)*	*(198)*
	b) other administrative expenses	*(101)*	*(97)*
190.	Provisions for risks and charges, net	(11)	(14)
200.	Value (adjustments)/write-backs to property and equipment	(12)	(11)
210.	value (adjustments)/write-backs to intangible assets	(6)	(8)
220.	Other operating (expense)/income	46	44
230.	**Operating costs**	**(265)**	**(284)**
240.	Gains/(losses) from equity investments	24	29
250.	Net result of measurement of property and equipment and intangible assets at fair value	1	0
270.	Gains/(losses) from sale of investment	2	2
280.	**Gains/(losses) from current operations, including taxes**	**191**	**162**
290.	Income taxes for the year on current operations	(73)	(57)
300.	**Gains/(losses) from current operations, net of taxes taxes**	**118**	**105**
320.	**Net profit/(loss)**	**118**	**105**
330.	Minority interest net profit/(loss)	(17)	(16)
340.	**Parent company net profit/(loss)**	**101**	**89**

(*) The comparative balances as of 30 June 2006 have been reclassified to include the different method of representing some of the values pursuant to changes in the application of the IASs/IFRSs taking place in 2006 and transposed into the individual financial statements of the Group companies, for which the date of transition to such standards was 31 December 2006. These riclassifications have not had any effect on the consolidated net profit and shareholders' equity as at 30 June 2006, as explained in greater detail in Part A of the notes to the consolidated financial statements

CONSOLIDATED BALANCE SHEET - Regulatory statements

(Euro million)

	Assets	30 June 2007	31 December 206
10.	Cash and cash on hand	197	230
20.	Financial assets held for trading	246	546
30.	Financial assets measured at fair value	1.563	1.531
40.	Financial assets available for sale	3.190	3.303
60.	Amounts owing by banks	2.094	1.672
70.	Customer loans	15.405	14.628
80.	Hedging derivatives	4	7
100.	Equity investments	472	476
120.	Property and equipment	454	446
130.	Intangible assets	334	334
	of which:		
	- goodwill	321	318
140.	Tax assets	217	274
	a) current	*131*	*185*
	b) deferred	*86*	*89*
160.	Other assets	377	366
	Total assets	**24.553**	**23.813**

	Liabilities	30 June 2007	31 December 206
10.	Amounts owing to banks	859	816
20.	Customer deposits	11.668	11.389
30.	Outstanding securities	5.969	5.569
40.	Financial liabilities held for trading	83	51
50.	Financial liabilities measured at fair value	989	1.099
60.	Hedging derivatives	47	29
80.	Tax liabilities	112	159
	a) current	*78*	*135*
	b) deferred	*34*	*24*
100.	Other liabilities	973	942
110.	Provision for staff termination pay	149	180
120.	Provision for risk and charges	272	268
	a) Provisions for pensions and similar obligations	*190*	*192*
	b) other provision	*82*	*76*
130.	Actuarial reserves	1.660	1.547
140.	Valuation reserves	(22)	(12)
170.	Reserves	637	433
180.	Share premiums	102	101
190.	Share capital	828	827
210.	Minority interest (+/-)	126	144
220.	Parent company net profit/(loss) (+/-)	101	271
	Total liabilities and equity	**24.553**	**23.813**

PARENT COMPANY PROFIT & LOSS ACCOUNT - Regulatory statements

(Euro million)

	Items	30 June 2007	30 June 2006 PF (1)	30 June 2006 (2)
10.	Interest earned and similar income	360	279	266
20.	Interest expense and similar charges	(170)	(113)	(109)
30.	**Interest margin**	**190**	**166**	**157**
40.	Commissions earned	94	97	92
50.	Commissions expense	(14)	(11)	(11)
60.	**Net comiissions**	**80**	**86**	**81**
70.	Dividend and similar income	80	81	81
80.	Net result from trading	15	15	14
90.	Net result from hedging	(1)	1	1
100.	Gains/(losses) from sale or repurchase of:	3	3	1
	b) financial assets available for sale	*2*	*1*	(1)
	d) financial liabilities	*1*	*2*	2
120.	**Net banking revenues**	**367**	**352**	**336**
130.	Value (adjustments)/write-backs for worsening of:	(29)	(12)	(12)
	a) loans	*(29)*	*(12)*	(12)
	b) financial assets available for sale	*0*	*(1)*	(1)
140.	**Net result from financial activities**	**338**	**339**	**324**
150	Administrative expenses:	(196)	(214)	(203)
	a) staff costs	*(114)*	*(133)*	(126)
	b) other administrative expenses	*(82)*	*(82)*	(77)
160	Provisions for risks and charges, net	(8)	(10)	(10)
170	Value (adjustments)/write-backs to property and equipment	(6)	(6)	(6)
180	value (adjustments)/write-backs to intangible assets	(5)	(6)	(6)
190	Other operating (expense)/income	39	39	38
200	**Operating costs**	**(176)**	**(198)**	**(187)**
210	Gains/(losses) from equity investments	2	0	0
240	Gains/(losses) from sale of investment	0	2	1
250	**Gains/(losses) from current operations, including taxes**	**164**	**143**	**138**
260	Income taxes for the year on current operations	(39)	(31)	(29)
270	**Gains/(losses) from current operations, net of taxes taxes**	**125**	**112**	**109**
290	**Net profit/(loss)**	**125**	**112**	**109**

(1) The 30 June 2006 PF column presents restated figures which take into account the January 1, 2006 date of effect of the Cassa di Risparmio di Mirandola merger which actually took place on 1 July 2006. These restated figures do not take into account the effects of the transfer of the ten Cassa di Risparmio di Firenze branches to Cassa di Risparmio della Spezia which took place on January 1, 2007. If the figures were to include the ten transferred branches, the net income increase at 30 June 2007 would stand at + 13.7 per cent. over the 2006 interim figures obtained with homogeneous figures.

(2) The figures stated in column 30 June 2006 correspond to the figures used for comparative purposes in the notes to the financial statements but do not take into account the discontinuing operations mentioned in the previous footnote.

PARENT COMPANY BALANCE SHEET - Regulatory statements
(Euro million)

	Assets	30 June 2007	31 december 2006
10.	Cash and cash on hand	127	144
20.	Financial assets held for trading	122	79
40.	Financial assets available for sale	1.924	1.943
60.	Amounts owing by banks	2.131	1.706
70.	Customer loans	10.685	10.150
80.	Hedging derivatives	4	4
100.	Equity investments	950	904
110,	Property and equipment	248	252
120,	Intangible assets	96	98
	of which:	*0*	*0*
	- goodwill	88	87
130,	Tax assets	130	171
	a) current	*78*	*107*
	b) deferred	*52*	*63*
140,	Non-current assets and assets whose sale is pending	-	154
150,	Other assets	237	255
	Total assets	**16.654**	**15.860**

	Liabilities	30 June 2007	31 december 2006
10.	Amounts owing to banks	1.451	1.029
20.	Customer deposits	8.161	8.026
30.	Outstanding securities	4.440	4.144
40.	Financial liabilities held for trading	83	50
60.	Hedging derivatives	46	27
80.	Tax liabilities	73	119
	a) current	*63*	*108*
	b) deferred	*10*	*11*
90,	Liabilities connected to businesses whose sale is pending	*0*	*149*
100.	Othe liabilities	575	522
110.	Provision for staff termination pay	107	130
120.	Provision for risk and charges	200	197
	a) Provisions for pensions and similar obligations	*141*	*143*
	b) other provision	*59*	*54*
130,	Valuation reserves	(19)	(12)
160,	Reserves	482	310
170,	Share premiums	102	101
180,	Share capital	828	827
200,	Net profit/(loss) (+/-)	125	240
	Total liabilities and equity	**16.654**	**15.860**

CONSOLIDATED PROFIT & LOSS ACCOUNT

Reconciliation Table: Reclassified P&L Account / P&L Account (Bank of Italy version)

Reclassified items	Bank of Italy items	Notes
"Interest margin"	30 - "Interest margin"	
"Net result from hedging"	90 - "Net result from hedging"	
	Net interest margin	
"Net commissions"	60 - "Net commissions"	
"Recoveries on deposits and current accounts"	A part of item 220 - "Other operating income" (expense recoveries)	See "Notes to the consolidated financial statements - Part C, section 15, table 2": item "Expenses recovered on deposits and current accounts "
"Dividends and income from shareholdings valued at equity"	70 -"Dividend and similar income" 240 - "Shareholdings income (losses)"	
"Gain (losses) from sale or repurchase of financial assets and liabilities"	80 - "Net result from trading" 100 - "Gain (losses) from sale or repurchase of loans, financial assets and liabilities" 110 - "Net result of the financial assets and liabilities valued at fair value"	
"Net result from the insurance activity"	150 - "Net premiums" 160 - "Net other income from insurance activities"	
	Gross total income	
"Net value adjustments to loans and other financial assets"	130 - "Net value adjustments to: *130a - loans* *130b - Available for sale financial assets (AFS)* *130c - Held to maturity financial assets (HTM)* *130d - Other financial transactions"*	
	Total income	
"Staff costs"	180a - "Staff costs"	
"Other administrative expenses"	180b - "Other administrative expenses"	
"Net value adjustments to tangible/intangible assets"	200 - "Net value adjustments to tangible assets" 210 - "Net value adjustments to intangible assets"	
"Other operating income (expense recoveries)	A part of item 220 - "Other operating income (expenses)"	See "Notes to the consolidated financial statements - Part C, section 15, table 2: sum of "Expenses recovered from customers" and "Expenses recovered from other group companies"
	Net operating profit	
"Provisions for risks and charges"	190 - "Net provisions for risks and charges"	
"Other operating income (expenses)"	A part of item 220 - "Other operating income (expenses)" 250 - "Net result of tangible/intangible assets valued at fair value" 270 - "Gain (losses) from sale of investment" 310 - "Gain (losses) from activities whose sale is pending"	220 - See "Notes to the consolidated financial statements - Part C, section 15: sum of Table 1 and residual of Table 2
	Income from current operations before taxes	
"Income taxes"	290 - "Income taxes on current operations"	
"Minority interests"	330 - "Minority interests net profit (loss)"	
	Parent Company net income	

CONSOLIDATED BALANCE SHEET

Reconciliation Table: Reclassified Balance Sheet / Balance Sheet (Bank of Italy version)

ASSETS		
Reclassified Items	**Bank of Italy items**	**Notes**
"Cash and cash on hand"	10 - "Cash and cash on hand"	
"Financial assets"		
"Amounts owing by banks"	60 - "Amounts owing by banks"	
"Customer loans"	70 - "Customer loans"	
"Financial assets held for trading"	20 - "Financial assets held for trading"	
"Financial assets valued at fair value"	30 - "Financial assets valued at fair value"	
"Financial assets available for sale"	40 - "Financial assets available for sale"	
"Hedging derivatives"	80 - "Hedging derivatives"	
"Non-current assets"		
"Shareholdings"	100 - "Shareholdings"	
"Property, equipment and intangible assets"	120 - "Property and equipment" 130 - "Intangible assets " a) "Goodwill"	
"Tax assets"	140 - "Tax assets" a) "Current" b) "Anticipated"	
"Other assets"	160 - "Other assets"	

LIABILITIES		
Reclassified items	**Bank of Italy items**	**Notes**
"Financial liabilities"		
"Customer deposits"	20 - "Customer deposits"	
"Outstanding securities"	30 - "Outstanding securities"	
"Amounts owing to banks"	10 - "Amount owing to banks"	
"Financial liabilities held for trading"	40 - "Financial liabilities held for trading"	
"Financial liabilities valued at fair value"	50 - "Financial liabilities valued at fair value"	
"Hedging derivatives"	60 - "Hedging derivatives"	
"Agreemts for re-purchase of own equity components"	A part of item 100 - "Other liabilities"	It represents the value of the put options granted to minority shareholders
"Tax liabilities"	80 - "Tax liabilities" a) "Current" b) "Deferred"	
"Funds with specific destinations"		
"Staff termination pay"	110 - "Staff termination pay"	
"Provisions for risks, charges and pension funds"	120 - "Provisions for risks and charges" a) "Pensions and similar obligations" b) "Other provisions"	
"Actuarial reserves"	130 - "Actuarial reserves"	
"Other liabilities"	90 - "Liabilities connected to activities whose sale is pending" A part of item 100 - "Other liabilities"	Item 100 less what within item "Agreements for re-purchase of own equity components"
"Minority interests"	210 - "Minority interest (+/-)"	
"Shareholders' equity"	140 - "Valuation reserves" 150 - "Refundable shares" 160- "Capital instruments" 170 - "Reserves" 180 - "Share premium" 190 - "Sharecapital" 200 - "Own shares (-)" 220 - "Income (loss) for the year (+/-)"	

BANCA CR FIRENZE

CASSA DI RISPARMIO DI FIRENZE
Società per Azioni

Parent Company of *Gruppo Banca CR Firenze*
Banking Groups Registration N° 6160.6
Registered Head Office: via Bufalini 6, Florence
Capital shares: Euro 828,649,568.00 entirely paid
Register of Companies, Fiscal & VAT n° 04385190485

Articles of Association
Last update on 29 August 2007

Amendments to the text of the Article 5
following the exercise of stock options

Article 1 – Name

"Cassa di Risparmio di Firenze Società per Azioni", hereinafter also named "Banca CR Firenze SpA", is a joint stock company established pursuant to Law 218 of 30 July 1990, and Legislative Decree 356 of 20 November 1990, through the transfer of the banking business of the Cassa di Risparmio di Firenze as it was then called, and of which the Ente Cassa di Risparmio di Firenze (the "Transferring Institution") is a continuation.

The Company may use, along with its own distinctive brand marks, the names of other companies that it has absorbed in time, through mergers or other causes, as long as the other names are used jointly with its own company name, as specified above.

The Company is the parent company of the "Banca CR Firenze" group, pursuant to article 61 of Legislative Decree 385 of 1 September 1993.

Article 2 – Registered Office

The registered office of the Company is at Via Bufalini n. 6, Florence. The Board of Directors may establish partners and agencies in Italy and abroad, in accordance with the relevant governing legislation.

Article 3 – Duration

The Company's duration shall be until 31 December 2100. This term may be extended.

Article 4 - Purpose of the Company

The Company's purpose is to accumulate savings and provide loans in various forms, including activities that were performed by its predecessor, the Cassa di Risparmio di Firenze, pursuant to law or to administrative provisions, including loans against pledges, agricultural loans, and loans to artisans.

The Company may undertake all permitted transactions and banking and financial services, may issue bonds, and, subject to obtaining the required authorizations, establish and manage open pension funds pursuant to article 9 of Legislative Decree 124 of 21 April 1993, each allocated with its own separate and independent assets within the context of Company assets pursuant to article 2117 of the Civil Code, or to undertake custodian duties for the balances of the said funds.

The Company, in its capacity as parent company of the Banca CR Firenze group, controls and manages the various activities undertaken by the group in order to ensure overall stability, in the pursuit of economic, financial and asset growth.

In performing its management and coordination activities, the Company, in the interests of group stability, shall issue, *inter alia*, instructions to members of the group to comply with Bank of Italy regulations.

The Company may undertake any other transaction and activity not reserved by law to other parties, which is instrumental or in any way connected to the attainment of company objectives.

Article 5 - Registered capital

The share capital shall be **Euro 828,649,568.00** divided into **828,649,568 shares** of a nominal value of Euro 1.00 each. A share capital increase may be made by issuing shares against receivables or payment in kind.

Among all the operations executed by the Board of Directors, in accordance with article 2443 of the Civil Code and on the basis of the mandate it received from the General Shareholders' Meeting of 27 March 2000, on matters pertaining to the "Incentive Stock Plan" reserved to company executives and to executives employed by the other banks in the Group, pursuant to article 2441, paragraph 5, of the Civil Code, only the paid-in share capital increase decided by the Board of Directors on 31 July 2003 remains to be fully completed. To this date, in accordance to the resolutions voted by the General Meeting of Shareholders held on 27 April 2006, a maximum number of 4,080,000 shares of a current nominal value of Euro 1.00 each has been determined and may be subscribed from 1 August 2006 to 1 August 2009. At **28 August 2007**, following the implementation of the above-described operation a **total number of 3,738,019 shares had been issued**.

The shares are registered and indivisible.

Each share gives the holder the right to one vote.

By resolution of the extraordinary Meeting, preference shares may be issued, together with other categories of shares with various rights.

The purchase or subscription of shares, by any party, directly or through subsidiaries, trust companies, or through third parties, is subject to regulations governing capital holdings in banks and parent companies of banking groups.

Article 6 – Shareholders' Meeting

The legally constituted Shareholders' Meeting represents all shareholders, and its resolutions, adopted in accordance with law and the articles of association, are binding on all shareholders, including non-participating and dissenting shareholders.

The ordinary Meeting is held at least once a year, within four months of the close of the company's financial year.

Procedures for Meetings are regulated by appropriate standing orders approved by an ordinary Meeting. Meetings are chaired by the Chairman of the Board of Directors, or in his absence or inability to attend, by the Deputy Chairman. In the event of the absence or inability to attend of both the Chairman and the Deputy Chairman, the Meeting shall elect a Chairman from among those present.

The Meeting shall appoint a Secretary to assist the Chairman. The presence of the Secretary is not necessary when the minutes are drawn up by a Notary.

Without prejudice to powers to convene meetings and integrate the agenda provided by specific provisions of law, Meetings are called by the Chairman acting on appropriate resolutions of the Board of Directors, and may be convened in places other than the registered offices provided that they are held in Italy. Meetings are convened by means of a notice indicating the day, time, and place of the Meeting, together with an order of business, to be published in the daily newspaper *Il Sole 24 Ore* under the terms provided by current

legislation. The notice may also indicate the day fixed for a second Meeting, and, if necessary, for a third Meeting, if the first and second Meetings are inconclusive.

Article 7 – The right to attend General Meetings

To attend meetings of the company, it is necessary that, at least two working days prior to the date of the meeting, the Bank receives the right-to-vote certificate, pursuant and in accordance to article 85, paragraph 4 of the Legislative Decree 58 of 24/02/1998 and article 31 of Legislative Decree 213 of 24/06/1998, or a broker's certificate as per article 2370, paragraph 2 of the Civil Code. The shares quoted in the aforesaid certificates cannot be sold or used as the object of a financial transaction until the meeting has taken place, unless the shareholder rejects his right to attend the forthcoming meeting.

The Chairman of the Meeting shall be responsible for ascertaining the correct assembly proceedings and the true identity and voting rights of the participants in addition to directing and moderating discussions and ascertaining voting results.

Article 8 – Establishment and resolutions of Meetings

The provisions of law shall be observed in order to ensure that the Meetings and their relevant resolutions are validly established unless provided otherwise by these Articles of Association.

If a Banking Foundation (as defined hereunder) including the Transferring Institution, participating in an ordinary shareholders' meeting, is capable of exercising a vote that expresses the majority of the shares present and entitled to vote, on the basis of the capital present or represented at the meeting, as ascertained by the Chairman of the meeting during its course and immediately before each vote, the Chairman shall notify the meeting of this situation and exclude the Banking Foundation from the vote, for the purposes of the resolution in which this circumstance has occurred, limiting the number of shares that represent the difference plus one share between the number of shares of the said Banking Foundation and the total amount of shares of the remaining shareholders (other than the Banking Foundation), that are present and entitled to participate in the said vote.

Shares excluded from the vote pursuant to the second paragraph above shall however be taken into account for the regular establishment of the Shareholders' Meeting, but not for the majority required for the approval of resolutions of the Meeting.

For the purposes of these Articles of Association, "Banking Foundation" shall be understood as a shareholder that is classified as a banking foundation as governed by Law 461 of 23 December 1998, and by Legislative Decree no. 153 of 17 May 1999, as amended, or that is controlled directly or indirectly by one or more of the said Banking Foundations. For the purposes of the application of the second paragraph above of this Article 8, the shares of parties controlled by a Banking Foundation shall be included with those of the controlling Foundation.

The control indicated above applies in the cases provided for by Article 6 of Legislative Decree no. 153 of 17 May 1999, as supplemented by Article 6 of Ministerial Decree no. 150 of 18 May 2004, as amended.

The provisions of the second paragraph of this Article shall also apply when the vote expressing the majority of shares present and entitled to vote at ordinary shareholders' meetings pursuant to the said second paragraph includes the votes of other shareholders that directly or indirectly adhere to agreements on the

exercise of the right to vote or to the transfer of shares in the Company and in all cases to agreements and/or understandings in the nature of a voting pact pursuant to Article 122 of Legislative Decree no. 58 of 24 February 1998, and Article 20 of Legislative Decree no. 385 of 1 September 1993, in which the Banking Foundations have contributed the majority of syndicated shares. In such cases, the limitation of shares entitled to vote shall be applied to each shareholder in proportion to the total shares of parties to the agreement who are present at the meeting.

Article 9 – Board of Directors

The Company is administered by a Board of Directors appointed by the Shareholders' Meeting. The Board is composed of an even number between 10 and 18 members, including the Chairman of the Board, the number to be determined by the Shareholders' Meeting. The General Manager may also be appointed as a Director.

The Chairman and Deputy Chairman are appointed from among their own members by the Board of Directors, if not appointed by the Shareholders' Meeting.

Directors, unless resolved otherwise by a Shareholders' Meeting, shall serve three-year terms, in all cases serving until the Meeting called to approve the financial statement for the third financial year. Directors may be re-elected. If a majority of Directors cease to perform their functions due to resignation or for any other reason, the entire Board shall be considered as outgoing, although remaining with full powers until the a new board is elected. The remaining Directors must call a Shareholders' Meeting without delay for the purpose of appointing a new Board.

Directors shall be elected by a list voting system, as follows:

(i) the appointment of the Board of Directors shall take place on the basis of lists presented by shareholders pursuant to the following paragraphs, in which candidates must be listed by numerical order;

(ii) lists presented by shareholders must be deposited at the offices of the Company and published at the shareholders' expense in at least two national newspapers, one of which must be a financial newspaper, at least ten days before the date established for the initial Shareholders' Meeting;

(iii) each shareholder may present or contribute to the presentation of one single list, and each candidate may be presented in one single list on penalty of ineligibility;

(iv) shareholders who form part of the same group, i.e. the parent bank and entities directly or indirectly controlled by the parent bank, pursuant to Article 93 of Legislative Decree no. 58 of 24 February 1998, or who are linked by shareholders' agreements pursuant to Article 122 of the said Decree must be considered as a single shareholder and may not, as a group, present more than one list;

(v) only shareholders that, individually or together with other shareholders, are holders of shares representing at least 2.5% of the registered capital with a right to vote at ordinary shareholders' meetings or, if a lower percentage, by the different percentage of shares established by Consob Regulations pursuant to art. 147 ter of Italian Legislative Decree 58 of 24 February 1998; shall have the right to present lists; in order to attest to the holding of the necessary number of shares for presentation of lists, shareholders must present and/or deliver proper certification issued by the broker with whom the shares are deposited to the Company offices at least ten days before the date fixed for the initial Shareholders' Meeting.

(vi) together with each list, declarations by individual candidates, accepting the candidature and attesting, under their own responsibility, that no grounds exist for their ineligibility or incompatibility, that they possess the requirements for appointment to the post, and, where applicable, that they possess the requirements of independence provided by law and by the corporate governance code for listed companies,

which must be possessed by at least two candidates for each list, must be deposited within the aforementioned time limit;

(vii) each party entitled to vote may vote for a single list only. Shareholders who form part of the same group, i.e. the parent bank and entities directly or indirectly controlled by the parent bank, pursuant to Article 93 of Legislative Decree no. 58 of 24 February 1998, or who are linked by shareholders' agreements pursuant to Article 122 of the said Decree, including where only one has presented a list, may vote only for the said list (even where the list is formally presented by only one of the shareholders); similarly, shareholders that have presented a common list pursuant to point (v) above, may vote only for the said list;

(viii) lists for presentation of which all the provisions of this Article 9 have not been observed shall be considered as not presented;

(ix) the election of the Board of Directors shall proceed as follows:

(a) the votes obtained by the lists shall be divided successively by one, two, three, four, and so on, according to the number of Directors to be elected. The quotients thus obtained shall be assigned progressively to each of the candidates on the said list, according to the order respectively provided therein. The quotients thus attributed to the candidates of the various lists shall be arranged in a single list in decreasing order. Subject to the provisions of letters (b) to (g) below, those candidates who have achieved the highest quotients shall be elected. In the event that more than one candidate has received the same quotient, the candidate on the list that has still not elected a director or that has elected the lesser number of directors shall be elected. In the event that none of the said lists have yet elected a director, or all the lists have elected the same number of directors, the candidate from the said lists that has obtained the greater number of votes shall be elected;

(b) the list that has obtained the greater number of votes shall in all cases be assigned, in the progressive order in which candidates are listed in the said list, a number of directors equal to at least half those to be elected, plus two directors, obviously provided that, on the basis of the calculation indicated at letter (a), the said list is not entitled to a greater number of directors. Also elected Director is the first candidate on this list that proves not to be related, even indirectly, with shareholders presenting or voting upon the list receiving the greater number of votes, in accordance with art. 147 ter, paragraph 3 of Italian Legislative Decree 58 of 24 February 1998. Candidates elected thus shall be struck off in decreasing order from the list drawn up under the provisions of letter a), it being understood that the other candidates shall retain their original quotients;

(c) in derogation of the provisions of letter (b) above, if the list that has obtained the greater number of votes is presented exclusively by one or more Banking Foundations, a number of directors equal to no more than half of the total amount of directors to be elected shall be appointed from that list.

If the list that has obtained the greater number of votes has been presented by one or more Banking Foundations together with one or more other shareholders, the number of directors designated by Banking Foundations may not in any case exceed half the total of directors to be elected;

(d) directors not assigned to the majority list and to the first of the remaining lists not related to the majority list, within the terms indicated above shall be drawn from the other lists, applying the mechanism indicated at letter (a) above;

(e) each of the other lists shall be assigned a maximum number of three directors, according to the order indicated on each list. Each directorship in excess of this number shall be assigned in turn to the first of the candidates not elected in decreasing order, who belong to a list from which at least one and less than three directors have been drawn. In the absence of available lists, the excess directorships shall be assigned to the majority list in the listed order of non-elected candidates in accordance with the provisions of letters (b) and (c) above;

(f) at least two directors from the majority list that possess the independence requirements indicated at point (vi) must be drawn from the majority list, derogating from the list order if necessary; similarly, a further independent director must be drawn from each minority list that has nominated the maximum number of administrators permitted by letter (e) above;

(g) if no list is presented, the Shareholders' Meeting shall appoint the Board of Directors by the methods indicated at Article 8.

The Shareholders' Meeting shall provide, by the methods established at Article 8, for appointment of directors that, for any reason, are not appointed pursuant to the procedures indicated at the 4th paragraph above.

The Board shall appoint a Secretary and deputy Secretary who is either a Director or a Company Manager.

Article 10 – Board Meetings

The Board shall normally meet once a month, including in places other than the registered office, but within the European Union, upon the Chairman's convocation, who must, in all cases, call a Meeting when requested to do so by at least one third of Directors or by a member of the Board of Statutory Auditors..

Notice of the Meeting must be issued by registered letter to the address for service of Directors and Statutory Auditors, at least five days prior to the day of the Meeting. In cases of urgency, Meetings may be convened by telegram, telex, fax or other means that guarantee reception, with reduced notice of twenty-four hours.

If the Chairman is absent or unable to attend, the Board shall be chaired by the Deputy Chairman. In his absence, the Board shall be chaired by the longest serving Director. The longest serving Director shall be understood as the Director who has served uninterruptedly for the longest time. In the event of a tie due to contemporaneous appointment, the eldest Director shall serve.

In order for resolutions of the Board of Directors to be valid, a majority of sitting Directors must be present, and resolutions must be taken by an absolute majority of those present.

If the General Manager is not a Director, he may participate in Board Meetings without voting rights.

The Secretary or his replacement shall be responsible for drawing up the minutes of each meeting, which must be signed by the person chairing the meeting and the Secretary.

Participation in meetings of the Board of Directors through the use of videoconference systems is permitted provided that all entitled parties may participate and be identified, are capable of intervening in the discussion in real time, and may receive, examine, and transmit documents. The Board meeting shall be considered as held in the place in which the Chairman and Secretary are present.

Article 11 – Directors' remuneration

Board members are entitled to remuneration in accordance with the resolutions adopted by the Shareholders' Meeting which shall determine the amount, a fixed annual fee and attendance fees, and reimbursement, including by lump sum payment, of expenses incurred in the exercise of their office.

In accordance with the recommendation of the Statutory Auditors, the Board shall determine the remuneration due to Directors who have been assigned particular responsibilities under these Articles of Association, or other particular assignments, mandates or duties.

Article 12 – Powers of the Board

The Board of Directors possesses all the powers for the ordinary and extraordinary administration of the Company that have not been reserved, by inviolable provision of law or of the Articles of Association, to the Shareholders' Meeting.

The Board of Directors is empowered to vote resolutions pertaining to the following issues: amendments to company bylaws to conform them to new legal regulations, mergers and divisions specifically foreseen in articles 2505 and 2505 bis, and referred to under article 2506 ter, of the Civil Code and share capital decreases when one or more shareholders withdraw. Reference is always made to article 2436 of the Civil Code.

The Board of Directors shall appoint an Executive Committee from among its own members, determining its functions and powers, and may appoint a Managing Director, setting out the limits of their authority.

For specific actions, for individual transactions and specific sections of Company management, the Board may also confer mandates on individual Directors, determining the limits of their mandates and the powers granted to them.

Resolutions concerning the following matters are reserved to the Board of Directors and may not be delegated, other than where provided by law:

a) the determination of general management guidelines;

b) the appointment of the General Manager, one or more Deputy General Managers and the Executive responsible for the preparation of financial statements, together with their revocation, removal or termination.

c) the determination of the highest level organizational structure of the Company and the relevant internal regulations, including the definition of personnel policy;

d) the purchase and sale of its own shares;

e) the acquisition or transfer of shareholdings that may affect the composition of the banking group and significant transactions with related parties;

f) the determination of the functions and powers to be granted to the Executive Committee, the Managing Director, if appointed, to Directors to whom any particular mandates have been granted, and to the General Manager, including in relation to the granting of credit, and at the General Manager's suggestion supervisors of distribution units and other Company employees on the basis of their functions;

g) the approval of consolidated financial statements.

h) the definition of general group strategies and the relevant implementation criteria, in particular in relation to capitalization policies, distribution channels, share acquisition or divestment, personnel policies, and the definition of uniform methods for the implementation of regulations and instructions issued by the Supervisory Body and the approval of group Regulations.

i) the resolutions described in the second paragraph of article 12 of the bylaws.

By appropriate resolution and in all cases for the purpose provided by law, the Board may vest Directors, the General Manager, Company employees, and all levels of employees of related or subsidiary companies operating in the context of corporate organization with powers of signature and representation of the Company, including in legal proceedings.

In cases of need and urgency, the Chairman, by agreement with the General Manager, may assume decisions reserved to the Board, except for those set out in the fifth paragraph above, and all decisions reserved to the Executive Committee with immediate effect against third parties. The competent Body must be notified of any such decision at its next meeting.

The Board of Directors shall promptly notify the Statutory Auditors of its activities and the most significant economic, financial and asset operations undertaken by the Company or by subsidiaries, with particular reference to operations involving interests of one or more members, directly or through third

parties. Notifications, at least on a quarterly basis, shall be made verbally during Board meetings or by written notification to the Board of Auditors.

Article 13 – Chairman

The Chairman has the power to legally represent the Company in its relations with third parties and in legal proceedings. The Chairman convenes and chairs Shareholder's meetings, the Board of Directors, and the Executive Committee, with responsibility for initiatives and coordination.

If the Chairman is absent or unable to attend, he shall be replaced by the Deputy Chairman or in the latter's absence, by the longest serving Director, identified by the terms indicated at article 10, paragraph 3.

Article 14 – Executive Committee

The Executive Committee is composed of a minimum of 5 and a maximum of 8 members.

The Chairman, Deputy Chairman, Managing Director, where appointed, and the General Manager, when the latter is a member of the Board of Directors, shall be ex-officio members of the Executive Committee.

The term of office of non ex-officio members of the Committee shall be established by the Board of Directors. The frequency of meetings and procedures for convening meetings shall be established by the Committee itself.

The provisions of article 10, paragraphs 4 et seq. shall apply in relation to the validity of resolutions and other regulations for meetings and the keeping of minutes. The Secretary of the Board of Directors shall perform the function of Secretary of the Committee.

The Executive Committee shall report to the Board of Directors and the Statutory Auditors, at least on a quarterly basis, during meetings or by written document with respect to general management trends, their foreseeable evolution, and the most significant operations undertaken by the Company and its subsidiaries in terms of size and nature. This obligation shall extend to the Managing Director, if appointed.

Article 15 – Board of Auditors

The ordinary meeting shall appoint three Statutory Auditors and two alternate auditors. Statutory and Alternate Auditors, whether acting or replacement, must possess the requirements set by the regulations and may be re-elected.

Auditors shall serve three-year terms, in all cases serving until the Meeting called to approve the financial statement for the third financial year.

At least one statutory and one alternate auditor must be entered in the register of auditors held by the Ministry of Justice and have acted s statutory auditor for a period of not less than three years.

Pursuant to paragraph 3 of article 1 of Ministry of Justice Decree no. 162 of 30 March 2000, the sectors that strictly relate to company activities are those of credit, finance, and insurance.

The functions and remuneration of Auditors shall be in accordance with the law. Auditors are also entitled to the same attendance fees as Directors, as provided by the Shareholders' Meeting, and to reimbursement, including by lump sum payment, of expenses incurred in performing their duties.

Persons who are in situations legally declared incompatible or who do not possess the requirements of integrity, professionalism and independence established by law and/or by secondary implementation regulations may not be elected Auditors, or if elected, shall forfeit their office.

The Statutory Auditors, through a written notice signed by the Chairman of the Board of Statutory Auditors, must immediately give *Banca d'Italia* information on all those documents and events which have emerged in the course of their activities and which imply irregularities in the company's management or violations of banking activities rules.

Article 16 – Appointment of Board of Auditors

The Board of Auditors shall be established on the basis of lists presented by shareholders in accordance with the procedures indicated below, and in any event in compliance with the provisions of art. 148, paragraph 2 of Italian Legislative Decree 58 of 24 February 1998 and related enactment measures.

For this purpose, lists of candidates are presented in accordance with terms and methods specified by applicable legal regulations. The lists are divided into two sections, one concerning candidates to the office of auditor, the other concerning candidates to the office of substitute auditor. At least one candidate must be nominated in each section and the names are listed in order by consecutive numbering.

For each candidate, the subsistence or otherwise of the requirements specified in art. 15, paragraph 3 of these articles of association must be indicated, and must be met by at least the first candidate in each section of each list presented. The lists must also be accompanied by documents and information as required by applicable law, and in any event by the declarations from each individual candidate accepting their nomination and confirming, under their own responsibility, that the requirements are met, as prescribed under current law, in order to be appointed to office. Each candidate may be proposed in a single list only, on penalty of ineligibility.

With regard to the minimum shareholding necessary for the presentation of lists, and related documentation to confirm such a holding, the provisions of law and regulations on this matter shall apply, together with the provisions of these articles of association governing the election of the Board of Directors, in particular article 9, paragraph 4 (v).

Any list presented that fails to observe the aforementioned provisions shall be deemed not to have been presented.

Each shareholder, or group of related shareholders, this term intended as those shareholders related under the terms of art. 9, paragraph 4 (iv) or (vii), may not present or vote for more than one list, as individuals or via a third party or trustee. Each shareholder contributing to the presentation of a list may vote upon that list only.

The two candidates from the section of the list that has obtained the greater number of votes, and the first candidate from the section of the first of the remaining lists which obtained the greater number of votes and is not related to the first list, pursuant to art. 148, paragraph 2 of Italian Legislative Decree 58 of 24 February 1997 and related enactment measures shall be elected Statutory Auditors. The first candidate in the section of the list that has obtained the greater number of votes, and the first candidate in the section of the remaining obtaining the greater number of votes and is not related, as specified above, to the first. shall be elected alternate auditors. In the event of parity of votes between two or more lists, the candidates shall be elected in order of seniority until the vacant posts have been assigned.

The candidate elected from the list from which, previously, only one acting auditor was elected shall be appointed Chairman. In the event of replacement of a Statutory Auditor drawn from the list that obtained the greater number of votes, the said replacement shall be drawn from the same list. Similarly, the replacement of an auditor drawn from the minority list, as specified above, will be made from said list and will assume the role of Chairman of the Board of Statutory Auditors.

If only one list is presented, or in any event there exists no other list distinct from that obtaining the greater number of votes, the acting and substitute auditors will be appointed from the first or only list, in the order in which they are listed. The first candidate from the section specific to acting auditors will be appointed Chairman.

For the appointment of acting and substitute auditors which for any reason are not appointed in accordance with procedures as specified above, the Shareholders' Meeting shall decide under the terms of article 8.

The appointment of Auditors for completion of the Board in accordance with article 2401 of the Civil Code shall be made by the Shareholders' Meeting under the terms of article 8. If it proves necessary to reintegrate the number of members elected from the minority list, prior to voting the Chairman will exclude from the vote all share quotients represented at the meeting for which the holder is the shareholder, or group of related shareholders pursuant to paragraph 5 above, in possession, also jointly in the case of related shareholders, of the highest share capital holding, calculated on quotients indicated in the list of shareholders, from compulsory communications issued by the shareholders and from any other information available to the Bank.

Shareholdings excluded from the vote pursuant to the above paragraph are in any event taken into account for the purposes of the duly constituted Shareholders' Meeting, but not also for the purpose of the majority required for the approval of Shareholders' Meeting resolutions. .

Article 17 – Powers to convene meetings

The Board of Auditors may, by written communication to the Chairman, convene a Shareholders' Meeting, or meetings of the Board of Directors, or the Executive Committee. This power to convene meetings may also be exercised by at least two members of the Board of Auditors. Each individual auditor may also convene a meeting of the Board of Directors or the Executive Committee.

Article 18 – Authority for signature and representation of the company

Powers of signature and representation of the company, including powers to act in legal proceedings, may be awarded to the parties indicated in paragraph 6 of article 12, including by proxy signed by the Chairman according to the methods, limits, and for the purposes established by the Board of Directors.

The Board may also, for specific actions or categories of actions, authorize the Chairman to award proxies to persons external to the Company.

Article 19- General Manager

The General Manager is at the head of the Company's organizational structure and personnel, and exercises functions in the context of the provisions of these articles and the powers granted by the Board of Directors.

In particular, the General Manager:

manages resource strategy, establishes tasks and formulates qualitative and quantitative objectives for Group companies, in the context of the guidelines and according to the powers awarded to him by the Board.

undertakes all the measures relating to personnel of every type that are not reserved to the Board under article 12, paragraph 4, according to criteria fixed by the Board of Directors, and proposes all other measures relating to personnel to the Board of Directors or the Executive Committee.

for actions and issues not within his/her own competence, formulates duly prepared proposals to submit to the Company's collective decision-taking bodies, including for activities relating to the role of the parent company, according to the relevant powers, and provides for the execution of the resolutions adopted by the said Bodies.

ensures the correct performance of duties assigned to employees, including by means of inspections, investigations, and assessments.

arranges for collections and payments, with powers of mandate to other employees.

signs ordinary correspondence, endorsements, deeds, agreements, undertakings and documents in general that involve the ordinary activity of the Company and appends receipts to bills of exchange, credit instruments, cheques and orders issued by public and private administrations, with the power to delegate the powers to managers, executives and employees designated by him/her.

permits reductions, cancellations, subrogations and endorsements of mortgages, mortgage transcriptions and registrations, lift distraints, challenges, and other impediments of any kind, renounces subscription rights, with reference to corresponding reductions or credit settlements, with the power to delegate the said powers to managers, executives and employees designated by him/her.

take preventive measures to protect the Company names, including by means of applications for monitoring, precautionary and urgent provisions, including all that is considered necessary, as preventative measures, in the Company interest, with powers to award the relevant powers of attorney, and to delegate the said powers to managers, executives, and employees designated by him/her.

When not called to be a member of the Board of Directors, the General Manager participates in meetings of both the Board and the Executive Committee, without voting rights, exercising his/her constructive functions.

The General Manager is assisted by one or more deputy General Managers and/or Central Directors who replace him/her in if absent or unable to attend, according to the provisions of the Board of Directors.

The signature of the General Manager's replacement shall serve as evidence of the latter's absence or incapacity against third parties.

Subject to approval from the Board of Statutory Auditors, the Board of Directors appoints the executive responsible for the preparation of financial statements pursuant to art. 154 bis, Italian Legislative Decree 58 of 24 February 1998. Subjects called upon to perform such duties are only those subjects with at least three years' experience in management, professional or university teaching activities.

The executive appointed to prepare the financial statements is also appointed manager of an organizational structure which, as part of the Bank organization, must report directly to the General Manager or to direct line managers of the General Manager.

Article 20 – Financial Statements

The company financial year shall close on 31st December of each year.

In accordance with the provisions of law, the Board shall arrange for the preparation of the financial statement and the preparation and approval of the consolidated financial statement at the end of each financial year.

Article 21 – Profit distribution

The net profit resulting from the consolidated financial statements shall be allocated as follows:

a portion not less than 5% to the legal reserve, until the extent of the reserve reaches one fifth of the registered capital.

to the statutory reserve or any other reserve funds resolved by the Shareholder's meeting.

the residue to the holders of shares, subject to any allocation of a portion of profits not exceeding 2% of the total for charitable, cultural, scientific or Company image promotion purposes, determined by the Shareholder's meeting.

Dividends not redeemed within five years from the day in which the become payable shall be considered lapsed in favour of the Company, and allocated to the reserve fund.

The Board of Directors may resolve the distribution of advance payments on dividends in the cases, by the methods and within the limits allowed by current legal provisions.

Article 22 – Winding-up

The liquidation of the Company, at any time and for any reason, shall be governed by the provisions of the law.

Article 23 – General Provisions

Any matter not expressly provided for in these Articles shall be governed by the provisions of Law.

BANCA CR FIRENZE

Press Release

INFORMATION ON COMPENSATION PLANS BASED ON FINANCIAL INSTRUMENTS

Under the temporary provisions of Consob Resolution no. 15915 of 3 May 2007, a report is hereby presented to the market regarding compensation plans based on financial instruments, reported on 1 September 2007 and approved by the Board of Directors at the meeting of 10 September 2007.

Introduction

In the Banca CR Firenze S.p.A. Extraordinary Shareholders' Meeting of 27 March 2000 it was decided to request admission to listing of the company's shares on the Italian Stock Exchange *Mercato Telematico Azionario*, which took place on 17 July 2000.

At the same time, given that staff shareholding was considered as a favourable incentive, a stock option plan was agreed for the benefit of general managers and managers of the Bank and of the Group's companies, as well as a stock granting plan in favour of the Bank's general staff.

The stock granting plan was completed by a free allotment, in four tranches, of almost all the shares foreseen. The availability of these shares was restricted to three-years after the allotment date and, as from the 14 July 2007, that is three years from the date of the last free allotment, the shares were openly negotiable on the market.

For the beneficiaries, the stock option plan comprised an assignment, in two tranches, of subscription rights to new shares issued at a previously set price. The first phase of the plan, which commenced on 16 October 2000 with the assignment of the first tranche of rights, exercisable from 16October 2003 to 15October 2006, was finally closed, while some of the beneficiaries have not, as yet, exercised their rights in the second and last tranche of rights, allocated on 31 July 2003 and exercisable from the 1 August 2006 to 1 August 2009.

In this regard, under the provisions of Article 84 (bis) of the Consob Issuer Regulation, introduced by Commission Resolution no. 15915 of 3 May 2007, as well as the temporary provisions of this Resolution, this report informs the market of the reasons for, and the general characteristics of, the stock option plan and gives more specific information, as at 1 September 2007, as reference to this report, for the part of the plan which has not yet been implemented and which may give rise to a dilution of the value of the shares, although to a very limited extent.

This report is prepared according to form no. 7, Annex 3A of the Consob Issuer Regulation.

1 - Beneficiaries

The plan, intended to inspire loyalty and provide an incentive to the Group's management, is aimed at a group of employees, identified at the time of allocation in the category of manager, or higher, including general managers of Banca CR Firenze S.p.A. or of the Group's main companies.
As at 1 September some beneficiaries of the plan hold management positions at the Bank or subsidiary companies, principally:
Lino Moscatelli - General Manager, Banca CR Firenze S.p.A.
Giancarlo Marradi - General Manager, Cassa di Risparmio di Pistoia e Pescia S.p.A.
Bruno Pecchi – General Manager, Cassa di Risparmio di Orvieto S.p.A.
Giuliano Sarti – General Manager, Cassa di Risparmio di Civitavecchia S.p.A.
The same persons also held the same positions at 31 July 2003, date of the allocation of the options.
Among the beneficiaries are also the 8 Central Managers of Banca CR Firenze S.p.A. who report directly to the General Manager and who, together with the same General Manager, make up the Bank's Management Committee. These persons are also subject to an internal dealing discipline because, as a precaution, are considered to have regular access to privileged information and have the power to make management decisions which can influence the Bank's development and prospects.
As already mentioned, the list of beneficiaries is completed by 48 other managers of the Bank and of the Group's companies.

2 - Reasons and main characteristics

The stock option allocation, as a form of remuneration somehow linked to the Bank's performance and economic prospects, is aimed at involving the Group's management more closely in the Group's results and strategic objectives and at developing entrepreneurship and a sense of being part of the Group itself.
The allocation of the second tranche of shares, as foreseen under the Regulation governing the Plan, was subordinated, for all the management, to the achievement of previously set business profitability objectives, expressed in terms of Consolidated profit from the ordinary activities before taxes. The extent to which the options were allocated to individual beneficiaries is dependent on the level of criticality of their role at the time of the allocation, the achievement of objectives by the company concerned, the company's interest in the loyalty of the specific manager and in this case bearing also in mind the manager's growing role in the company during the years of service expected in the company.
As reported, beneficiaries have been granted the right to subscribe, also in different moments, three years after the allocation of the rights (so-called vesting period), for company's newly issued shares during the subsequent three-year period. The subscription price has been fixed at the current value of the shares at the moment of allocation, calculated on the average reference prices over the previous month.

On the basis of these characteristics of the plan, decided on the basis of tax regulations in force at the moment of allocation, the benefit for the allottees is derived from the appreciation in the share price, firstly during the vesting period then during the exercise period.

3 – Approval of the Plan and allocation of the instruments

As referred to in the introduction, the Share Incentive Plan was decided at the Shareholders' Extraordinary Meeting of 27 March 2000, where an increase in share capital was decided with the exclusion of option rights supporting the Plan itself, delegating its wider implementation to the Board of Directors, including the authority to determine the share issue price as well as identifying the beneficiaries, and setting the timing, method and conditions of the allocation.
At its meeting of 16 October 2000, the Board of Directors fixed the terms in relevant Regulation governing the Plan and proceeded with the first tranche of the rights allocation, which was completed in March 2006 with all entitled beneficiaries exercising their rights.
According to the Regulation, the Bank's Resources Department provides for the implementation of the plan, establishes the procedures to be applied and manages the relationship with beneficiaries while the Board of Directors retains full supervisory and administrative powers. The Plan does not require the involvement of parties external to the Bank in its implementation.
Pursuant to the Regulation, a second and final tranche of rights was subsequently allocated by the Board of Directors at its meeting of 31 July 2003.
On this occasion, subscription rights were allocated for a total of 6 million shares, with rights exercisable at the unit price of €1.103 per share.
The Regulation provided that, in the case of operations on the share capital which alter the value of the options but not the total value of the company, the terms for allocating and exercising option rights should be adjusted to maintain the original value.
Such a need arose in the case of two free operations which modified the composition of the share capital decided at the Shareholders' Extraordinary Meeting of 27April 2006.
In particular, following the free allocation of 2 shares for every 15 shares held on 22 May 2006, the number of subscribable shares was increased by 17/15, bringing the total number of shares to 6,800,000, and the unit subscription price was reduced by 15/17 to €0.973.
Regarding the subsequent grouping operation for the same shares which took place on 5 March 2007, with the allocation of 6 new shares of a nominal value of € 1.00 in place of 10 old shares of nominal value € 0.60, the new number of subscribable shares was reduced by 3/5 to 4,080,000, and the subscription price increased by 5/3 to € 1.622.

4 – Characteristics of the instruments

This section gives, where not already contained in other sections of the report, the information required by point 4 of form no. 7, Annex 3A of the Consob Issuer Regulation.
Care is given to specify the following:

- The options are non-negotiable; no termination clauses have been foreseen concerning possible hedging operations made by allottees to neutralise the negotiability limit;
- The shares resulting from the exercise of the stock options carry ordinary entitlements and equal shareholders' and administrative rights, the same as the shares already issued, and are freely negotiable on the share market;
- Under the Regulation, the cessation of a working relationship before the option rights are exercised entails the loss of these rights, except in cases where: the cessation is due to death, in which case the right is passed to the heirs; or to retirement, where the condition applies that no activity is undertaken which is in competition with the activities of the Group. No other specific causes for cancellation of either the plan or individual allocations have been foreseen;
- The redemption of the shares by the Company is not foreseen;
- No financing or guarantees by the Bank under the terms of Article 2358, paragraph 3 of the Civil Code have been granted for the shares subscription.
- Exercising the options has a limited diluting effect on the share capital. In compliance with accounting principle IFRS 2, the charge to the company with reference to the Plan to be indicated in the profit and loss account has been determined first by calculating the total fair value of the options allocated at the date of allocation (quantified as € 845,160 using the Black-Scholes model), and then distributing this value across the periods preceding the maturity of the right to exercise. For 2005 and 2006 (periods in which the new accounting principles came into effect) the charge to the consolidated profit and loss account was € 281,462.96 and € 163,479.85 respectively.

5 – Summary data

In addition to the report, the following table gives quantitative data for the options still to be exercised, according to what is reported in box 2, table 1, Form 7 of Annex 3A of Consob Issuer Regulation.
The data on quantity and exercise price are actual, and result from the latest adjustment of the options for the effect of free operations on the capital (see point 3); consequently, also the price at the date of allocation has been adjusted according to the Borsa Italiana S.p.A financial equivalence factors.

Data common to all beneficiaries

Date of the Shareholders' Meeting decision: 27March 2000
Description of the instrument: Ordinary Shares in Banca CR Firenze S.p.A.
Number of financial instruments underlying the options allocated but not exercisable: 0
Date of allocation by the Board of Directors: 31 July 2003
Exercise Price: € 1.622
Market price of the underlying financial instruments at the date of allocation:
Official € 1.6488 Reference € 1.6531
Option maturity: 1 August 2009

BENEFICIARIES (NAME/TITLE OR CATEGORY)	**N° OF SUBSCRIBABLE SHARES (AT 1/9/2007)**
Lino Moscatelli/General Manager, Banca CR Firenze S.p.A.	0
Giancarlo Marradi/General Manager, Cassa Risp. Di Pistoia e Pescia S.p.A.	0
Bruno Pecchi/General Manager, Cassa Risp. di Orvieto S.p.A.	0
Giuliano Sarti/General Manager, Cassa di Risparmio di Civitavecchia S.p.A.	0
Other members of the Banca CR Firenze S.p.A. Management Committee (Managers subject to internal dealing discipline)	107,000
Other managers who are beneficiaries of the Plan	79,449
TOTAL	**186,449**

BANCA CR FIRENZE

The 2007 Interim Consolidated Report

Banca CR Firenze Spa announces that the 30 June 2007 interim consolidated report, as approved by the Board of Directors on 10 September 2007, is available for inspection and consultation at the registered office of the bank and at Borsa Italiana Spa.

This report, the report by the independent auditor and any statutory auditors report will be available for consultation at the places and time specified by current regulations.

Florence, 13 September 2007

BANCA CR FIRENZE S.p.A.
Banking Register No. 5120 -
Parent Company of Banca CR Firenze -
Banking Groups Register No. 6160.6 -
Registered Office: 6 via Bufalini, Florence
Share Capital EUR 828,649,568.00 fully paid -
Florence Register of Companies,
Fiscal and VAT Number is 04385190485

BANCA CR FIRENZE

Press Release

HALF-YEAR REPORT FOR 2007 APPROVED

- **CONSOLIDATED NET INCOME of 101 million euro, an increase of 13.5%** compared to 89 million recorded in the first half-year of 2006.[1]
- **Gross total income closed at 524 million euro,** +7.2% compared to 489 million in the first half-year of 2006
- **Operating costs of 275 million euro, -5.5%** compared to 291 million for the first half-year of 2006
- **Income from current operations before taxes of 191 million euro, +17.9%** compared to 162 for the first half-year of 2006
- **Customer loans of 15,405 million euro, +5.3%** compared to December 2006, +9.8% over the past twelve-months
- **Total financial assets of 41,141 million, +5.7%** compared to December 2006, +11.6% over the past twelve-months
- **12.6% ROE** (13.6% as at 30 June 2006) on an average equity of 1,602 million, a 21.9% increase over the past twelve-months
- **Cost/Income ratio of 52.5%** (59.5% for the first half-year of 2006)

The Board of Directors' Meeting of Banca CR Firenze, chaired by Aureliano Benedetti, today approved the consolidated half-year report as at 30 June 2007, presented by General Manager Lino Moscatelli.

The consolidated net income shows a 13.5% increase, up to 101 million, confirming the positive performance of the Banca CR Firenze Group, which is linked to positive growth in the net interest margin (+16.6%) in addition to a material decrease in operating costs (-5.5%). Income from current operations before taxes improved by 17.9% despite a smaller contribution from dividends of -55.6%, mostly due to the disposal of the equity investment in Sanpaolo IMI carried out during the second half-year period of 2006, and from subsidiaries, consolidated with the equity method (-17.2%).

CONSOLIDATED INCOME STATEMENT FOR THE FIRST HALF-YEAR OF 2007

Gross total income closed at 524 million euro, an increase of 7.2% compared to the same period of the previous year.

- Within these aggregate results, the **net interest margin** increased to 316 million euro (+16.6%) due to the combined effect of the growth in business volumes, specifically with respect to customer loans, and a moderate widening of the interest rate spread.
- **Net commissions** and **recoveries from customers on deposits and checking accounts** decreased by 2.6%, to 147 million overall, also as a result of the promotional policies, to the benefit of customers, implemented during

[1] The income statement figures as at 30 June 2006 were restated taking into account of the changes in interpretations of the application of the IAS/IFRS standards occurred in the year 2006 and reflected in the individual financial statements prepared by the Group companies at the time of drawing up the 31 December 2006 report.

the period. The decrease in the **insurance business**, -50.0% to 4 million euro, is to be attributed to the significant growth in commission expenses recognized by the subsidiary Centrovita Assicurazioni, consolidated using the line-by-line method, to Findomestic Banca, consolidated using the net equity method, which does not leave any evidence of the corresponding commission income.

- The aggregate results concerning **dividends and gains from equity investments** decreased from 38 to 30 million euro, given that the Sanpaolo IMI dividends ceased to be collected as a result of the disposal of the related shareholding, which took place during the second half of 2006, and also given the 3 million euro smaller profit from the Findomestic Group shareholding, which closed the half-year with a consolidated net profit of 42.2 million euro (48.2 million for the first half-year of 2006). This was basically due to the lower-than-expected interest margin. Nonetheless the half-year production in Italy totalled 3.2 billion euro (+1.9% compared to June 2006) with 5 million of transactions and 9.95 billion of managed loans. The cost of risk related to loans, equivalent to 1.19%, remains amongst the best on the market. As at 30 June 2007, the market share of Findomestic was equivalent to 11% thus confirming the leadership position of the Findomestic group.

The net interest income, 485 million, shows a +2.1% increase, despite net value adjustments on financial assets for 39.0 million euro, as compared to 14 million for the same period of the previous year, to which an additional 31 million for the second half-year were added.

Operating costs show a 5.5% decrease, to 275 million, benefiting specifically from a decrease in personnel costs (-8.6%, to 181 million), resulting from the application of the new rules mandated by law and the consequent changes applicable to the accounting method concerning staff severance indemnity. Among the current expenses, +5.6% to 76 million, the increase in general and administrative expenses (+18.5% to 32 million) is partly offset by the lower costs associated with technology and outsourcing (-20%, to 12 million).

Income from current operations before taxes, which increased by 17.9%, to 191 million euro, take into account net provisions for risks and charges totalling 11 million euro (-21.4%) and other net costs associated with current operations, which remained unchanged compared to June 2006 figures (8 million euro).

The **consolidated net income** amounts to 101 million euro, a 13.5% increase compared to the first-half of 2006.

The **net shareholders' equity** as at 30 June 2007 amounts to 1,646 million euro while regulatory capital is equal to 1,975 million. The risk-weighted assets amount to 22,195 million euro (a 1.3% decrease over the 2006 end-year figures) and also include, for regulatory purposes, the 4,300 million euro inherent to the 50% stake in the Findomestic group, even if accounted with the equity method. As at 30 June 2007, the Tier 1 ratio was equal to 6.32% and the total capital ratio to 9.08%. (As at 31 December 2006 the figures were respectively 6.22% and 9.34%)

The Group's **ROE,** calculated by comparing the net profit for the first half-year period of 2007 to the weighted average shareholders' equity for the period 31 December 2006 – 30 June 2007 (1,602 million), excluding the profit being earned, is equal to 12.6% (13.6% as of June 30, 2006). Over the past twelve-month period, the average shareholders' equity increased by about 288 million euro, due to the share capital increases and the allocations to reserves.

The **cost/income**[2] ratio drops to 52.5% from 59.5% as at 30 June 2006

[2] Operating costs/gross interest margin

CONSOLIDATED BALANCE SHEET[3]

Net loans to customers reached 15,405 million euros, showing a 5.3% increase from the start of the year and 9.8% over the last twelve-months.

Within the loans portfolio, total gross impaired loans showed a slight increase, rising by 1.7% to 596 million euro. In detail, gross non-performing loans increased by 4.8% to 330 million, while the gross doubt and restructured loans increased by 1.0%, reaching 197 million. On the contrary, ongoing overdue loans dropped by 9.2% (69 million). The amounts written off total 221 million euro, bringing the coverage ratio on the total amount of impaired loans to 37.1% (35.8% at the end of 2006).

Total financial assets reached 41,141 million euro, +5.7% (+11.6% June 2006 over June 2007). Direct deposits (17,720 million) increased by 4.2% (+10.8% June 2006 over June 2007) while the indirect ones increased by 6.9% (+12.2% June 2006 over June 2007). Within this segment, assets under custody (12,740 million euro) showed a 11.1% increase (20.4% over the most recent twelve-month period) also favoured by the market performance of Banca CR Firenze shares held under custody. Assets under management reached 10,681 million euro (+2.3% as at 31.12.2006, 3.9% June 2006 over June 2007), mainly due to the good performance of the mutual funds sector which attained 5,426 million euro,+6.3% (+13.3% June 2006 over June 2007).

PERFORMANCE OF THE BUSINESS SECTORS

The results achieved during the first six moths period of the year are broken down by sector in the following table:

	June 2007	June 2006	Change
Retail			
Net profit	**68**	59	**14.9%**
Average allocated capital	**581**	497	**16.9%**
Profitability	**23.5%**	23.9%	**-0.4 pp**
Cost/income	**61.1%**	67.3%	**-6.2 pp**
Business Clients and Private Bkg.			
Net profit	**22**	19	**15.5%**
Average allocated capital	**326**	260	**25.5%**
Profitability	**13.6%**	14.,8%	**-1.2 pp**
Cost/income	**37.3%**	42.3%	**-5.0 pp**
Finance			
Net profit	**12**	4	**n.a.**
Average allocated capital	**106**	111	**-4.7%**
Profitability	**23%**	7.7%	**15.3 pp**
Cost/income	**20.1%**	38.3%	**18.2 pp**
Wealth Management			
Net profit	**17**	17	**3.3%**

[3] Where not otherwise specified, the equity data are compared with the corresponding data as at 31 December 2006.

Average allocated capital	**66**	64	**1.9%**
Profitability	**51.9%**	51.2%	**0.7 pp**
Cost/income	**24.7%**	25.3%	**-0.6 pp**

Corporate Center			
Net profit	**-2**	5	**n.a.**
Average allocated capital	**751**	682	**10.1%**
Profitability	**-0.4%**	1.6%	**-2.0 pp**
Cost/income	**36.0%**	47.0%	**-11.0 pp**

Million euros. Net income includes minority interests.

COMMERCIAL ACTIVITY

Retail Market

The commercial activities conducted during the first half-year of 2007 in the Retail Market focused on improving client acquisition, the development of the keener relationships with existing clients, supporting the growth of several important business areas (insurance policies, pension schemes, multi-channel services and mortgage loans to private borrowers), strengthening synergies with the shareholding Findomestic also through direct marketing efforts to promote the sale of the *"Prestissimo"* loan product.
The activities aimed at the acquisition of new clients, which added 12,500 clients during the half-year, focused on the new product "Sconto Corrente", as well as on agreements and special contracts with companies and public entities.
As at 30 June 2007, the number of private holders of flat-fee current accounts amounted to 361,000, a 6% increase compared to the same period of the previous year.

In order to improve the timeliness and effectiveness of efforts aimed at the customer retention and to prevent the "loss of client" phenomenon, the new "Private Clients Attrition Score" was introduced, which, through a wider spectrum of information, allows for an improved predictive capability compared to the one used up to now.

Small Business Enterprises Market

During the first half 2007, the activity focused mainly on the acquisition of new clients and new deposits, as well as on the growth concerning loans, specifically medium-long term loans.

Relationships with the loan consortiums were strengthened in order to facilitate the development and competitiveness of the local companies, and programmes were developed in partnership with some trade associations, aimed at the creation of "bank-association" coordinated systems, through which to provide consulting activities as well as management and financial support to companies.
It is important to note the growth in the number of accounts of the *"Ioimpresa"* product line continued its positive trend, which surpassed 40,000 units (+40% compared to 30 June 2006).

Corporate Banking

The activities launched during the first half-year are as follows:
• the "Priority Clients" initiative, aimed at increasing competitiveness through the development of loans and the increase in revenues from services provided to the best clients. This initiative, included in the 2007 Business Plan and aimed at target clients having a low-risk rating, produced an increase of over 350 million euro in loans (of which about 170 for medium-long term loans);
• the review of the products included in the special agreements signed with loan consortiums to adjust products to new requirements. This initiative is achieved through linking the interest rates to market indexes and differentiating pricing schedules on the basis of the risk profile of each of the counterparts.

Excellent results were also achieved in the leasing and factoring sectors which, in terms of signed contracts and turnover, increased by 35% and 30% respectively.

Following the underwriting of an equity investment of approximately 5% in Promac S.p.A., a company promoting the Alternative Capital Market, managed by Borsa Italiana S.p.A., intense networking activities were launched with companies potentially interested in being listed in this market.

Private Banking Market

Activity during the first half-year period focused on the core market to achieve growth in terms of deposits and new clients. In this perspective, initiatives have been launched to set up investment instruments capable of also meeting a series of complementary household needs, in addition to the requirements of portfolio optimisation.
With respect to individual asset management, changes were also made to the product line named *"Private Scelta Dinamica"*, giving it greater flexibility and enabling it to also meet the requests of clients with a higher risk profile, who look for short-term opportunities. New lines of investment products were also structured in order to make the product selection increasingly more able to meet clients' expectations and risk-return profiles.
Promotional activity targeted to business clients continued in synergy with the portfolio managers.

During May 2007 the purchase of the financial advisors network of the company Cortal Consors S.A. was finalised thus bringing the group's financial advisors domestic network to 60 offices and 328 advisors.

In accordance with the recommendations issued by Consob in its letter dated 30 August 2007 on the subject of "Announcements to the public pursuant to article 114, paragraph 5 of Legislative Decree 58/1998", released following the subprime loans crisis, Banca CR Firenze states that its exposure, as well as the exposure figures of each of the companies in the Banca CR Firenze group, to subprime mortgage loan grants, to investments in financial products having such underlying activities, loans or connections, to guarantees released in connection to such products, as well as to the total amount of financial products having as underlying activity the aforesaid subprime loans held by group companies for management or under custody for third parties, are to be considered as not significant within the group's assets, financial and economic status.

Florence, 10 September 2007

Pursuant to paragraph 2, art. 154 bis of the Legislative Decree 58/98, we hereby declare that the accounting information contained in this report corresponds to the information contained within the documents, the accounting entries and records of the Company.

The Director responsible for drawing up the accounting documents
E. Mancini

Enclosed are the drafts of the consolidated financial statements, as well as those of the Parent Company Banca CR Firenze S.p.A. The data reported, except for that contained in the reclassified schedules, are subject to limited audit on the part of the company PricewaterhouseCoopers, which issue its report within the term limits mandated by law.

Reclassified consolidated income statement

(Euro million)

Bank of Italy code	ITEMS	30 June 2007	30 June 2006*	Absolute variation	Variation (%)
30	**Interest margin**	317,0	269,0	48,0	+17,8%
90	Hedging result	-1,0	2,0	-3,0	n.s.
	Net interest margin	316,0	271,0	45,0	+16,6%
60	Net commisions	117,0	120,0	-3,0	-2,5%
220 (parts of)	Recoveries on deposits and current accounts	30,0	31,0	-1,0	-3,2%
70, 240	Dividends and financial transaction gains - net	30,0	38,0	-8,0	-21,1%
80, 100	Result of financial assets and liabilities	27,0	21,0	6,0	+28,6%
110, 150, 160	Net result of insurance operations	4,0	8,0	-4,0	-50,0%
	Gross total income	524,0	489,0	35,0	+7,2%
130	Value adjustments to loans and other financial assets	-39,0	-14,0	-25,0	+178,6%
	Total income	485,0	475,0	10,0	+2,1%
	Administrative expenses:	-275,0	-291,0	16,0	-5,5%
180 a)	- Staff costs	-181,0	-198,0	17,0	-8,6%
180 b)	- Other administrative expenses	-101,0	-97,0	-4,0	+4,1%
200, 210	- Value adjustments to property, plant, equipment and intangible assets	-18,0	-19,0	1,0	-5,3%
220 (parts of)	- Other net operating income (expense recoveries)	25,0	23,0	2,0	+8,7%
	Net operating income	210,0	184,0	26,0	+14,1%
190	Provisions for risks and charge	-11,0	-14,0	3,0	-21,4%
220 (parts of) **250, 270, 310**	Other costs and revenues from ordinary activities	-8,0	-8,0	0,0	+0,0%
	Income from current operations before taxes	191,0	162,0	29,0	+17,9%
100 (parts of)	Income from extraordinary operations	0,0	0,0	0,0	+0,0%
290	Income taxes	-73,0	-57,0	-16,0	+28,1%
330	Minority interests	17,0	-16,0	-1,0	6,3%
	Net income	101,0	89,0	12,0	+13,5%

Reclassified consolidated balance sheet

(Euro million)

Bank of Italy code*	ASSETS	30 June 2007	31 December 2006	Absolute variation	Variation (%)
10	**Cash and cash on hand**	**197**	**230**	**-33**	**-14,3%**
	Financial assets	**22.502**	**21.687**	**815**	**3,8%**
	Amounts receivable	17.499	16.300	1.199	7,4%
60	- amounts owing by banks	2.094	1.672	422	25,2%
70	- customer loans	15.405	14.628	777	5,3%
	Negotiable securities	4.999	5.380	-381	-7,1%
20	- financial assets held for trading	246	546	-300	-54,9%
30	- financial assets valued at fair value	1.563	1.531	32	2,1%
40	- financial assets available for sale	3.190	3.303	-113	-3,4%
80	Hedging derivatives	4	7	-3	-42,9%
	Non-current assets	**1.260**	**1.256**	**4**	**0,3%**
100	Shareholdings	472	476	-4	-0,8%
120, 130	Property, equipment and intangible assets	788	780	8	1,0%
140	**Tax assets**	**217**	**274**	**-57**	**-20,8%**
110 + 160	**Other assets**	**377**	**366**	**11**	**3,0%**
	Total assets	**24.553**	**23.813**	**740**	**3,1%**

Bank of Italy code*	Liabilities	30 June 2007	31 December 2006	Absolute variation	Variation (%)
	Financial liabilities	**19.615**	**18.953**	**662**	**3,5%**
	Accounts payable	18.496	17.774	722	4,1%
10	- amounts owing to banks	859	816	43	5,3%
20	- customer deposits	11.668	11.389	279	2,4%
30	- outstanding securities	5.969	5.569	400	7,2%
40	Financial liabilities held for trading	83	51	32	62,7%
50	Financial liabilities valued at fair value	989	1.099	-110	-10,0%
60	Hedging derivatives	47	29	18	62,1%
100 (parts of)	**Agreements for re-purchase of own equity components**	**120**	**165**	**-45**	**-27,3%**
80	**Tax liabilities**	**112**	**159**	**-47**	**-29,6%**
	Funds with specific destinations	**421**	**448**	**-27**	**-6,0%**
110	Staff temination pay	149	180	-31	-17,2%
120	Provision for risks, charges and pension funds	272	268	4	1,5%
130	**Actuarial reserves**	**1.660**	**1.547**	**113**	**7,3%**
90 and 100 (parts of)	**Other liabilities**	**853**	**777**	**76**	**9,8%**
210	**Minority interests**	**126**	**144**	**-18**	**-12,5%**
from 140 to 200, 220	**Shareholders' equity**	**1.646**	**1.620**	**26**	**1,6%**
	Total liabilities	**24.553**	**23.813**	**740**	**3,1%**

CONSOLIDATED PROFIT & LOSS ACCOUNT - Regulatory statements

(million euro)

	Items	30 June 2007	30 June 2006*
10.	Interest earned and similar income	530	416
20.	Interest expense and similar charges	(213)	(147)
30.	**Interest margin**	**317**	**269**
40.	Commissions earned	142	140
50.	Commissions expense	(25)	(20)
60.	**Net comiissions**	**117**	**120**
70.	Dividend and similar income	4	9
80.	Net result from trading	23	16
90.	Net result from hedging	(1)	2
100.	Gains/(losses) from sale or repurchase of:	4	5
	b) financial assets available for sale	*2*	*3*
	d) financial liabilities	*2*	*2*
120.	**Net banking revenues**	**464**	**421**
130.	Value (adjustments)/write-backs for worsening of:	(39)	(14)
	a) loans	*(38)*	*(13)*
	b) financial assets available for sale	*0*	*(1)*
	d) other financial transactions	*(1)*	*0*
140.	**Net result from financial activities**	**425**	**407**
110.+ 150.+160.	Net results from insurance activities (**)	4	8
170.	**Net result from financial and insurance activities**	**429**	**415**
180.	Administrative expenses:	(282)	(295)
	a) staff costs	*(181)*	*(198)*
	b) other administrative expenses	*(101)*	*(97)*
190.	Provisions for risks and charges, net	(11)	(14)
200.	Value (adjustments)/write-backs to property and equipment	(12)	(11)
210.	value (adjustments)/write-backs to intangible assets	(6)	(8)
220.	Other operating (expense)/income	46	44
230.	**Operating costs**	**(265)**	**(284)**
240.	Gains/(losses) from equity investments	24	29
250.	Net result of measurement of property and equipment and intangible assets at fair value	1	0
270.	Gains/(losses) from sale of investment	2	2
280.	**Gains/(losses) from current operations, including taxes**	**191**	**162**
290.	Income taxes for the year on current operations	(73)	(57)
300.	**Gains/(losses) from current operations, net of taxes taxes**	**118**	**105**
320.	**Net profit/(loss)**	**118**	**105**
330.	Minority interest net profit/(loss)	(17)	(16)
340.	**Parent company net profit/(loss)**	**101**	**89**

(*) The comparative balances as of 30 June 2006 have been reclassified to include the different method of representing some of the values pursuant to changes in the application of the IASs/IFRSs taking place in 2006 and transposed into the individual financial statements of the Group companies, for which the date of transition to such standards was 31 December 2006. These riclassifications have not had any effect on the consolidated net profit and shareholders' equity as at 30 June 2006, as explained in greater detail in Part A of the notes to the consolidated financial statements

CONSOLIDATED BALANCE SHEET - Regulatory statements

(Euro million)

	Assets	30 June 2007	31 December 206
10.	Cash and cash on hand	197	230
20.	Financial assets held for trading	246	546
30.	Financial assets measured at fair value	1.563	1.531
40.	Financial assets available for sale	3.190	3.303
60.	Amounts owing by banks	2.094	1.672
70.	Customer loans	15.405	14.628
80.	Hedging derivatives	4	7
100.	Equity investments	472	476
120.	Property and equipment	454	446
130.	Intangible assets	334	334
	of which: - goodwill	321	318
140.	Tax assets	217	274
	a) current	*131*	*185*
	b) deferred	*86*	*89*
160.	Other assets	377	366
	Total assets	**24.553**	**23.813**

	Liabilities	30 June 2007	31 December 206
10.	Amounts owing to banks	859	816
20.	Customer deposits	11.668	11.389
30.	Outstanding securities	5.969	5.569
40.	Financial liabilities held for trading	83	51
50.	Financial liabilities measured at fair value	989	1.099
60.	Hedging derivatives	47	29
80.	Tax liabilities	112	159
	a) current	*78*	*135*
	b) deferred	*34*	*24*
100.	Other liabilities	973	942
110.	Provision for staff termination pay	149	180
120.	Provision for risk and charges	272	268
	a) Provisions for pensions and similar obligations	*190*	*192*
	b) other provision	*82*	*76*
130.	Actuarial reserves	1.660	1.547
140.	Valuation reserves	(22)	(12)
170.	Reserves	637	433
180.	Share premiums	102	101
190.	Share capital	828	827
210.	Minority interest (+/-)	126	144
220.	Parent company net profit/(loss) (+/-)	101	271
	Total liabilities and equity	**24.553**	**23.813**

PARENT COMPANY PROFIT & LOSS ACCOUNT - Regulatory statements

(Euro million)

	Items	30 June 2007	30 June 2006 PF (1)	30 June 2006 (2)
10.	Interest earned and similar income	360	279	266
20.	Interest expense and similar charges	(170)	(113)	(109)
30.	**Interest margin**	**190**	**166**	**157**
40.	Commissions earned	94	97	92
50.	Commissions expense	(14)	(11)	(11)
60.	**Net comiissions**	**80**	**86**	**81**
70.	Dividend and similar income	80	81	81
80.	Net result from trading	15	15	14
90.	Net result from hedging	(1)	1	1
100.	Gains/(losses) from sale or repurchase of:	3	3	1
	b) financial assets available for sale	*2*	*1*	(1)
	d) financial liabilities	*1*	*2*	2
120.	**Net banking revenues**	**367**	**352**	**336**
130.	Value (adjustments)/write-backs for worsening of:	(29)	(12)	(12)
	a) loans	*(29)*	*(12)*	(12)
	b) financial assets available for sale	*0*	*(1)*	(1)
140.	**Net result from financial activities**	**338**	**339**	**324**
150	Administrative expenses:	(196)	(214)	(203)
	a) staff costs	*(114)*	*(133)*	(126)
	b) other administrative expenses	*(82)*	*(82)*	(77)
160	Provisions for risks and charges, net	(8)	(10)	(10)
170	Value (adjustments)/write-backs to property and equipment	(6)	(6)	(6)
180	value (adjustments)/write-backs to intangible assets	(5)	(6)	(6)
190	Other operating (expense)/income	39	39	38
200	**Operating costs**	**(176)**	**(198)**	**(187)**
210	Gains/(losses) from equity investments	2	0	0
240	Gains/(losses) from sale of investment	0	2	1
250	**Gains/(losses) from current operations, including taxes**	**164**	**143**	**138**
260	Income taxes for the year on current operations	(39)	(31)	(29)
270	**Gains/(losses) from current operations, net of taxes taxes**	**125**	**112**	**109**
290	**Net profit/(loss)**	**125**	**112**	**109**

(1) The 30 June 2006 PF column presents restated figures which take into account the January 1, 2006 date of effect of the Cassa di Risparmio di Mirandola merger which actually took place on 1 July 2006. These restated figures do not take into account the effects of the transfer of the ten Cassa di Risparmio di Firenze branches to Cassa di Risparmio della Spezia which took place on January 1, 2007. If the figures were to include the ten transferred branches, the net income increase at 30 June 2007 would stand at + 13.7 per cent. over the 2006 interim figures obtained with homogeneous figures.

(2) The figures stated in column 30 June 2006 correspond to the figures used for comparative purposes in the notes to the financial statements but do not take into account the discontinuing operations mentioned in the previous footnote.

PARENT COMPANY BALANCE SHEET - Regulatory statements

(Euro million)

	Assets	30 June 2007	31 december 2006
10.	Cash and cash on hand	127	144
20.	Financial assets held for trading	122	79
40.	Financial assets available for sale	1.924	1.943
60.	Amounts owing by banks	2.131	1.706
70.	Customer loans	10.685	10.150
80.	Hedging derivatives	4	4
100.	Equity investments	950	904
110,	Property and equipment	248	252
120,	Intangible assets	96	98
	of which:	*0*	*0*
	- goodwill	88	87
130,	Tax assets	130	171
	a) current	*78*	*107*
	b) deferred	*52*	*63*
140,	Non-current assets and assets whose sale is pending	-	154
150,	Other assets	237	255
	Total assets	**16.654**	**15.860**

	Liabilities	30 June 2007	31 december 2006
10.	Amounts owing to banks	1.451	1.029
20.	Customer deposits	8.161	8.026
30.	Outstanding securities	4.440	4.144
40.	Financial liabilities held for trading	83	50
60.	Hedging derivatives	46	27
80.	Tax liabilities	73	119
	a) current	*63*	*108*
	b) deferred	*10*	*11*
90,	Liabilities connected to businesses whose sale is pending	*0*	*149*
100.	Othe liabilities	575	522
110.	Provision for staff termination pay	107	130
120.	Provision for risk and charges	200	197
	a) Provisions for pensions and similar obligations	*141*	*143*
	b) other provision	*59*	*54*
130,	Valuation reserves	(19)	(12)
160,	Reserves	482	310
170,	Share premiums	102	101
180,	Share capital	828	827
200,	Net profit/(loss) (+/-)	125	240
	Total liabilities and equity	**16.654**	**15.860**

CONSOLIDATED PROFIT & LOSS ACCOUNT

Reconciliation Table: Reclassified P&L Account / P&L Account (Bank of Italy version)

Reclassified items	Bank of Italy items	Notes
"Interest margin"	30 - "Interest margin"	
"Net result from hedging"	90 - "Net result from hedging"	
	Net interest margin	
"Net commissions"	60 - "Net commissions"	
"Recoveries on deposits and current accounts"	A part of item 220 - "Other operating income" (expense recoveries)	See "Notes to the consolidated financial statements - Part C, section 15, table 2": item "Expenses recovered on deposits and current accounts "
"Dividends and income from shareholdings valued at equity"	70 -"Dividend and similar income" 240 - "Shareholdings income (losses)"	
"Gain (losses) from sale or repurchase of financial assets and liabilities"	80 - "Net result from trading" 100 - "Gain (losses) from sale or repurchase of loans, financial assets and liabilities"	
"Net result from the insurance activity"	110 - "Net result of the financial assets and liabilities valued at fair value" 150 - "Net premiums" 160 - "Net other income from insurance activities"	
	Gross total income	
"Net value adjustments to loans and other financial assets"	130 - "Net value adjustments to: *130a - loans* *130b - Available for sale financial assets (AFS)* *130c - Held to maturity financial assets (HTM)* *130d - Other financial transactions"*	
	Total income	
"Staff costs"	180a - "Staff costs"	
"Other administrative expenses"	180b - "Other administrative expenses"	
"Net value adjustments to tangible/intangible assets"	200 - "Net value adjustments to tangible assets" 210 - "Net value adjustments to intangible assets"	
"Other operating income (expense recoveries)	A part of item 220 - "Other operating income (expenses)"	See "Notes to the consolidated financial statements - Part C, section 15, table 2: sum of "Expenses recovered from customers" and "Expenses recovered from other group companies"
	Net operating profit	
"Provisions for risks and charges"	190 - "Net provisions for risks and charges"	
"Other operating income (expenses)"	A part of item 220 - "Other operating income (expenses)" 250 - "Net result of tangible/intangible assets valued at fair value" 270 - "Gain (losses) from sale of investment" 310 - "Gain (losses) from activities whose sale is pending"	220 - See "Notes to the consolidated financial statements - Part C, section 15: sum of Table 1 and residual of Table 2
	Income from current operations before taxes	
"Income taxes"	290 - "Income taxes on current operations"	
"Minority interests"	330 - "Minority interests net profit (loss)"	
	Parent Company net income	

CONSOLIDATED BALANCE SHEET

Reconciliation Table: Reclassified Balance Sheet / Balance Sheet (Bank of Italy version)

ASSETS		
Reclassified items	**Bank of Italy items**	**Notes**
"Cash and cash on hand"	10 - "Cash and cash on hand"	
"Financial assets"		
"Amounts owing by banks"	60 - "Amounts owing by banks"	
"Customer loans"	70 - "Customer loans"	
"Financial assets held for trading"	20 - "Financial assets held for trading"	
"Financial assets valued at fair value"	30 - "Financial assets valued at fair value"	
"Financial assets available for sale"	40 - "Financial assets available for sale"	
"Hedging derivatives"	80 - "Hedging derivatives"	
"Non-current assets"		
"Shareholdings"	100 - "Shareholdings"	
"Property, equipment and intangible assets"	120 - "Property and equipment" 130 - "Intangible assets " a) "Goodwill"	
"Tax assets"	140 - "Tax assets" a) "Current" b) "Anticipated"	
"Other assets"	160 - "Other assets"	

LIABILITIES		
Reclassified Items	**Bank of Italy Items**	**Notes**
"Financial liabilities"		
"Customer deposits"	20 - "Customer deposits"	
"Outstanding securities"	30 - "Outstanding securities"	
"Amounts owing to banks"	10 - "Amount owing to banks"	
"Financial liabilities held for trading"	40 - "Financial liabilities held for trading"	
"Financial liabilites valued at fair value"	50 - "Financial liabilities valued at fair value"	
"Hedging derivatives"	60 - "Hedging derivatives"	
"Agreemts for re-purchase of own equity components"	A part of item 100 - "Other liabilities"	It represents the value of the put options granted to minority shareholders
"Tax liabilities"	80 - "Tax liabilities" a) "Current" b) "Deferred"	
"Funds with specific destinations"		
"Staff termination pay"	110 - "Staff termination pay"	
"Provisions for risks, charges and pension funds"	120 - "Provisions for risks and charges" a) "Pensions and similar obligations" b) "Other provisions"	
"Actuarial reserves"	130 - "Actuarial reserves"	
"Other liabilities"	90 - "Liabilities connected to activities whose sale is pending" A part of item 100 - "Other liabilities"	Item 100 less what within item "Agreements for re-purchase of own equity components"
"Minority interests"	210 - "Minority interest (+/-)"	
"Shareholders' equity"	140 - "Valuation reserves" 150 - "Refundable shares" 160- "Capital instruments" 170 - "Reserves" 180 - "Share premium" 190 - "Sharecapital" 200 - "Own shares (-)" 220 - "Income (loss) for the year (+/-)"	

GRUPPO BANCA CR FIRENZE

Consolidated Quarterly Report as at 31 March 2007

Contents

Banca CR Firenze Group - Summary consolidated data

(amounts in millions of euro)	31 March 2007	31 December 2006	31 March 2006 pro-forma (1)	% change (2)
CONSOLIDATED INCOME STATEMENT DATA				
Net interest margin	155.1	573.1	134.7	+15.1%
Commissions earned	69.5	285.3	69.7	-0.3%
Overall business margin	262.5	1,004.1	238.0	+10.3%
Value (adjustments)/write-backs for impairment of loans and other financial assets	16.0	51.3	7.0	+128.6%
Net business margin	246.5	952.8	231.0	+6.7%
Operating expenses	149.3	593.8	150.2	-0.6%
Gains (losses) from current operations, including taxes	91.3	313.0	77.0	+18.6%
Gains from non-recurring transactions	0.0	100.8	0.0	NA
Net profit/(loss)	49.4	271.1	43.1	+14.6%
Comprehensive income (3)	47.5	212.4	60.1	-21.0%
EARNINGS RATIOS				
ROE (4)	12.4%	20.1%	13.1%	-0.7%
Adjusted ROE (5)	11.9%	15.7%	18.2%	-6.4%
Cost / income ratio (6)	56.9%	59.1%	63.1%	-6.2%
CONSOLIDATED BALANCE SHEET DATA				
Total assets	24,042.2	23,812.9	22,716.9	+1.0%
Customer loans (excluding doubtful loans)	14,715.5	14,477.1	13,228.8	+1.6%
Equity investments	454.9	476.1	455.8	-4.5%
Amounts payable	18,079.3	17,774.5	16,811.0	+1.7%
Adjustments/write-backs on property and equipment and intangible fixed assets	1,501.3	1,621.1	1,286.7	-7.4%
CUSTOMERS' FINANCIAL ASSETS				
Total financial assets	39,662.1	38,919.1	36,822.4	+1.9%
Direct borrowing	17,123.3	17,009.2	15,678.6	+0.7%
Indirect borrowing	22,538.8	21,909.9	21,143.8	+2.9%
- Administered savings	12,243.8	11,470.2	10,538.0	+6.7%
- Managed savings	10,295.0	10,439.7	10,605.8	-1.4%
- Asset management (GPM - GPS - GPF)	2,466.5	2,602.4	3,007.0	-5.2%
- Funds	5,136.5	5,105.7	4,870.0	+0.6%
- Insurance	2,624.2	2,669.3	2,690.0	-1.7%
- Supplementary pension funds	67.8	62.3	38.8	+8.8%
RISK RATIOS ON LOANS				
Net doubtful loans / Net customer loans	1.05%	1.03%	1.12%	+0.02%
Other net problem loans / Net customer loans	1.43%	1.54%	2.16%	-0.12%
Net risk positions/ Net customer loans	2.47%	2.57%	3.28%	-0.09%
THE BANK'S SHARE				
Number of shares outstanding (in millions)	828.2	827.3	682.2	+0.1%
Unit share value (in €)				
- average	4.716	4.000	4.145	+17.9%
- minimum	4.250	3.448	4.842	+23.2%
- maximum	5.556	4.662	5.353	+19.2%
Net earnings per share (in €)	0.060	0.328	0.063	-5.6%
Net diluted earnings per share (in €)8	0.060	0.328	0.063	-5.6%
Dividend per share (in €)(9)	0.100	0.100	0.087	+15.4%
Book value per share (in €) (10)	1.813	1.960	1.886	-7.5%
Dividend / average annual price (%)	2.12%	2.50%	2.09%	-15.2%
OPERATING STRUCTURE				
Employees	5,831	5,754	5,726	+1.3%
Financial promoters	192	167	170	+15.0%
Band branches	560	553	537	+1.3%
Financial spaces	37	31	30	+19.4%
Business and private centres	30	30	26	+0.0%

(1) The consolidated income statement figures for the period ended on 31 March 2006 were re-calculated for purposes of comparison in order to take into account the differing presentation of the accounting data of companies operating in the tax collection sector, which were sold at the end of last year, as well as the inclusion in the scope of consolidation of subsidiary Banca C.R. Firenze Romania S.A., which was acquired in March 2006. We note also that the pro-forma figures were compiled with account taken of the changes made to the application of IASs/IFRSs in 2006 which were implemented on the separate financial statements of the Group companies, which adopted the aforementioned standards on 31 December 2006.

We also note that in the pro-forma figures item 180 b) "other administrative expenses" and item 220 "other operating expenses/income" were reclassified on account of the reversal of the IAS/IFRS adjustments made to the amount of the substitute tax applied to medium to long - term loans, as well as the indirect taxes applied to instrumental companies according to the same principle that was adopted for the preparation of the consolidated balance sheet as at 31 December 2006.

(2) The changes in the income statement were calculated in comparison to 31 March 2006 pro-forma.

(3) Net profit +/- changes in valuation reserves of financial assets available for sale: We note that the figure as at 31 March 2006 includes the revaluations which took place on that date, mainly in relation to the Sanpaolo IMI security disposed of in September 2006.
(4) Net profit/average accounting net shareholders' equity of the last two financial periods not including net profit.

(5) Comprehensive income /average accounting net shareholders' equity of the last two financial periods not including net profit.

(6) Operating expenses/Overall business margin
(7) We note that on 5 March 2007, the pooling of shares took place and therefore the figures were realigned on the basis of this transaction.
(8) Calculated by quantifying the effects of all diluted potential ordinary shares pursuant to IAS 33.

(9) Refers to the last dividend distributed by the Parent Bank.
(10) Shareholders' equity / number of shares outstanding.

Directors' report on consolidated activities

1. Reclassified consolidated financial statements

In order to ensure greater understanding of Group management and the performance of the main economic-equity items related to the period under consideration, the reclassified income statement and balance sheet formats below have been prepared starting from the "official" accounting statements; specifically, the contribution from ordinary items in the insurance sector to the "Overall business margin" is customarily shown under the operating item "Net result from insurance activities".

Below are the reclassifications made:

1. Reclassified consolidated income statement:

- breakdown of item 220 -"Other operating (expense)/income" into the operating item "Recoveries on savings deposits and creditors accounts" (included in the Overall business margin) and into operating sub-items "Recoveries of expenses" (included in the administrative expenses) and "Other residual operating (expense)/income" (shown under "Other costs and revenues from current operations");
- Aggregation of item 70 "Dividends and similar income" and 240 – "Gains (losses) from equity investments" into item "Dividends and gains (losses) from equity investments;"
- Aggregation of item 80 "Net result from trading" and item 100 "Gain/(Losses) from sale of loans and other financial assets" into "Result from financial assets and liabilities", except for gains realised on "non-recurring" transactions which are shown separately under "Gains from non-recurring transactions;"
- Aggregation of item 110 "Net result from financial assets and liabilities measured at fair value", 150 – "Net premiums" and 160 – "Other income from/ (expense to) insurance activities;"
- aggregation into "Other operating costs and income" of the sub-item "Other residual operating income/expense" and items 250 – "Net result of valuation of property and equipment and intangible assets at fair value", 270 – "Gains (losses) from sale of investments" and 310 – "Net (after-tax) gain/ (loss) from groups of assets being disposed"

2. Reclassified consolidated balance sheet:

- Inclusion of items 110 - "Actuarial reserves of reinsurers" and 150 - "Non-current assets and groups of assets being disposed" under the "Other assets" of the balance sheet assets;
- inclusion of item 90 - "Liabilities related to assets being disposed" under the "Other liabilities" of the balance sheet liabilities; furthermore, the amount of "Commitments to repurchase the Group's own assets" has been extrapolated and shown separately;;
- aggregation of items 140 - "Valuation reserves", 170 - "Reserves", 180 - "Share premiums", 190 - "Share capital", 200 - "Treasury Shares" and 220 - "Consolidated net profit / (loss)" under item "Shareholders' equity" of the balance sheet liabilities."

Reclassified consolidated income statement

Mandatory financial statement item code (2)	ITEMS (millions of euro)	31 March 2007	31 March 2006 pro-forma (1)	Absolute Change	% Change
30	**Interest margin**	**156.6**	**136.7**	**19.9**	**+14.6%**
90	Net result from hedging	-1.5	-2.0	0.5	-25.0%
	Net interest margin	**155.1**	**134.7**	**20.4**	**+15.1%**
60	Net commissions	53.3	56.1	-2.8	-5.0%
of which 220	Recoveries on savings deposits and creditors accounts	15.1	16.0	-0.9	-5.6%
70 and 240	Dividends and similar income and gains /(losses) from equity investments	17.1	14.9	2.2	+14.8%
80 and 100	Result of financial assets and liabilities (net of non-recurring transactions)	13.3	15.0	-1.7	-11.3%
110, 150 and 160	Net result from insurance activities	8.6	1.3	7.3	NA
	Overall business margin	**262.5**	**238.0**	**24.5**	**+10.3%**
130	Value (adjustments)/write-backs for impairment of loans and other financial assets	-16.0	-7.0	-9.0	+128.6%
	Net business margin	**246.5**	**231.0**	**15.5**	**+6.7%**
	Operating expenses:	-149.3	-150.2	0.9	-0.6%
180 a)	*- Staff costs*	*-100.3*	*-101.5*	*1.2*	*-1.2%*
180 b)	*- Other administrative expenses*	*-51.6*	*-50.1*	*-1.5*	*+3.0%*
200 and 210	*- Value (adjustments)/write-backs to property and equipment and intangible assets*	*-9.0*	*-9.7*	*0.7*	[illegible]
of which 220	*- Other operating (expense)/ income (recoveries of expenses)*	*11.6*	*11.1*	*0.5*	*+4.5%*
perty and equipment and intangible fixed assets					
	Net operating result	**97.2**	**80.8**	**16.4**	**+20.3%**
190	Provisions for risks and charges, net	-3.7	-4.3	0.6	-14.0%
of which 220 250, 270 and 310	Other costs and revenues from current operations	-2.2	0.5	-2.7	NA
	Gains/(Losses) from current operations, including taxes	**91.3**	**77.0**	**14.3**	**+18.6%**
290	Income taxes for the period on current operations	-33.6	-26.4	-7.2	+27.3%
330	Minority interests	-8.3	-7.5	-0.8	+10.7%
	Net profit	**49.4**	**43.1**	**6.3**	**+14.6%**

(1) The income statement figures for the period ended on 31 March 2006 were re-calculated for purposes of comparison in order to take into account the differing presentation of the accounting data of companies operating in the tax collection sector, which were sold at the end of last year, as well as the inclusion in the scope of consolidation of subsidiary Banca C.R. Firenze Romania S.A., which was acquired in March 2006 and consolidated for the first time on 30 June 2006. We note also that the pro--forma figures were compiled with account taken of the changes made to the application of IASs/IFRSs in 2006 which were implemented on the separate financial statements of the Group companies, which adopted the aforementioned standards on 31 December 2006.

We also note that in the pro-forma figures item 180 b) "other administrative expenses" and item 220 "other operating expenses/income" were reclassified on account of the reversal of the IAS/IFRS adjustments made to the amount of the substitute tax applied to medium to long - term loans, as well as the indirect taxes applied to instrumental companies according to the same principle that was adopted for the preparation of the consolidated balance sheet as at 31 December 2006.
(2) This column contains the mandatory financial statement item codes of the sums that form the items in this reclassified statement (Consob Bulletin no. DEM/6064293 of 28.07.2006).

Reclassified consolidated balance sheet

Code of the item in the mandatory financial statement (1)	ASSETS (amounts in millions of euro)	[illegible]	31-Dec	Absolute Change	% Change
10	**Cash and cash on hand**	169.2	230.3	-61.1	-26.5%
	Financial Assets	21,978.8	21,687.3	291.5	+1.3%
	Amounts receivable	16,633.0	16,300.1	332.9	+2.0%
60	*- amounts owing by banks*	*1,761.7*	*1,672.2*	*89.5*	*+5.4%*
70	*- customer loans*	*14,871.3*	*14,627.9*	*243.4*	*+1.7%*
	Negotiable financial assets	5,338.9	5,380.4	-41.5	-0.8%
20	*- financial assets held for trading*	*512.4*	*546.2*	*-33.8*	*-6.2%*
30	*- financial assets measured at fair value*	*1,493.1*	*1,531.3*	*-38.2*	*-2.5%*
40	*- financial assets available for sale*	*3,333.4*	*3,302.9*	*30.5*	*+0.9%*
80	Hedging derivatives	6.9	6.8	0.1	+1.5%
	Fixed assets	1,235.6	1,256.1	-20.5	-1.6%
100	Equity investments	454.9	476.1	-21.2	-4.5%
120 and 130	Property and equipment and intangible assets	780.7	780.0	0.7	+0.1%
140	**Tax assets**	278.2	273.9	4.3	+1.6%
110 and 160	**Other Assets**	380.4	365.3	15.1	+4.1%
	Total assets	24,042.2	23,812.9	229.3	+1.0%

Code of the item in the mandatory financial statement (1)	LIABILITIES (amounts in millions of euro)	Net gains (losses) from measurement of property	31-Dec	Absolute Change	% Change
	Financial liabilities	19,198.8	18,953.0	245.8	+1.3%
	Amounts payable	18,079.3	17,774.5	304.8	+1.7%
10	*- amounts owing to banks*	*1,016.9*	*816.0*	*200.9*	*+24.6%*
20	*- borrowing from customers*	*11,184.3*	*11,389.5*	*-205.2*	*-1.8%*
30	*- outstanding securities*	*5,878.1*	*5,569.0*	*309.1*	*+5.6%*
40	Financial liabilities held for trading	60.9	50.7	10.2	+20.1%
50	Financial liabilities measured at fair value	1,025.4	1,098.8	-73.4	-6.7%
60	Hedging derivatives	33.2	29.0	4.2	+14.5%
of which 100	**Agreements to re-purchase treasury shares**	169.7	165.3	4.4	+2.7%
80	**Tax liabilities**	202.9	159.4	43.5	+27.3%
	Provisions allocated for specific purposes	446.9	447.9	-1.0	-0.2%
110	Provision for staff termination pay	174.9	180.1	-5.2	-2.9%
120	Provisions for risks and charges	272.0	267.8	4.2	+1.6%
130	**Actuarial reserves**	1,570.8	1,547.2	23.6	+1.5%
90 of which 100	**Other liabilities**	825.3	775.0	50.3	+6.5%
210	**Minority interests**	126.5	144.0	-17.5	-12.2%
from 140 to 200 and 220	**Shareholders' equity**	1,501.3	1,621.1	-119.8	-7.4%
	Total liabilities	24,042.2	23,812.9	229.3	+1.0%

(1) This column contains the mandatory financial statement item codes of the sums that form the items in this reclassified statement (Consob Bulletin no. DEM/6064293 of 28.07.2006).

The Group composition

	Banca CR Firenze S.p.A. Direct holding	CR Pistoia e Pescia S.p.A.	CR Civitavecchia S.p.A.	CR Orvieto S.p.A.	CR La Spezia S.p.A.	Ge.Fi.L. S.p.A.	Infogroup S.p.A.	Citylife S.p.A.	Total
Companies in the Banking Group									
Cassa di Risparmio di Orvieto S.p.A.	73.570%								73.570%
Cassa di Risparmio della Spezia S.p.A. (*)	68.093%								68.093%
Cassa di Risparmio di Pistoia e Pescia S.p.A.	60.000%								60.000%
Banca C.R. Firenze Romania S.A.	56.229%								56.229%
Cassa di Risparmio di Civitavecchia S.p.A.	51.000%								51.000%
CR Firenze Gestion Internationale S.A.	80.000%								80.000%
Perseo Finance S.r.l.	60.000%								60.000%
Infogroup S.p.A.	94.000%	4.000%	1.000%	1.000%					100.000%
Citylife S.p.A.	60.000%						40.000%		100.000%
Tebe Tours S.p.A.	100.000%								100.000%
Ge.Fi.L. S.p.A. (Gestione Fiscalità locale)					100.000%				100.000%
Other subsidiaries									
Immobiliare Nuova Sede S.r.l.	100.000%								100.000%
Centrovita Assicurazioni S.p.A.	43.000%	8.000%							51.000%
Banking and finance companies held at least 20%									
Soprarno SGR S.p.A.	47.500%								47.500%
Findomestic Banca S.p.A.	47.170%	2.830%							50.000%
Centro Factoring S.p.A. (**)	41.767%	5.729%		0.033%	0.164%				47.693%
Centro Leasing Banca S.p.A. (**)	33.920%	7.084%	0.561%	1.182%	0.790%				43.537%
Sviluppo Industriale S.p.A.		29.187%							29.187%
S.R.T. Società Riscossione Tributi S.p.A.					25.000%				25.000%
Spezia Risorse S.p.A.						20.000%			20.000%
Other companies held at least 20%									
Immobiliare Novoli S.p.A.	25.000%								25.000%
Ce.Spe.Vi. S.r.l.		20.000%							20.000%
ET Group S.r.l.								42.723%	42.723%

(*) On 2 March 2007, Banca CR Firenze SpA signed an agreement with Fondazione Cassa di Risparmio della Spezia to acquire a further 11.9065% of Cassa di Risparmio della Spezia SpA, which would bring the total shareholding interest to 79.99977%. The agreement is conditional on the completion of the authorisation procedure, which is expected within the first quarter of 2007.

(**) On 13 April 2007, Banca CR Firenze SpA signed an agreement with BNP Paribas Lease Group S.A. to acquire a further 43.537% of Centro Leasing Banca S.p.A., which will bring the total shareholding interest to 87.075%. Control of Centro Factoring S.p.A which Centro Leasing Banca S.p.A. holds 14.946% of will also be acquired through the latter company. The agreement is conditional on the completion of the authorisation procedure (the Bank of Italy and the Antitrust Authority).

Directors' report on consolidated activities

2. The Group composition

As at 31 March 2007, the Banking Group was made up as follows:

- Banca CR Firenze S.p.A. – Parent Bank with registered offices in Florence;
- Cassa di Risparmio di Civitavecchia S.p.A. – Bank with registered offices in Civitavecchia (Rome);
- Cassa di Risparmio di Orvieto S.p.A. – Bank with registered offices in Orvieto (TR);
- Cassa di Risparmio di Pistoia e Pescia S.p.A. – Bank with registered offices in Pistoia;
- Cassa di Risparmio della Spezia S.p.A. – Bank with registered offices in La Spezia;
- Banca C.R. Firenze Romania S.A. – Bank with registered offices in Bucharest (Romania);
- CR Firenze Gestion Internationale S.A. – Company managing investment funds with registered offices in Luxembourg ;
- Perseo Finance S.r.l. – Finance company in Conegliano Veneto (TV);
- Infogroup S.p.A. – Service company with registered offices in Florence;
- Citylife S.p.A. – Service company with registered offices in Florence;
- Tebe Tours S.p.A. – Service company with registered offices in Mirandola (Modena);
- GE.FI.L S.p.A. Gestione Fiscalità Locale – Local tax collection finance company.

In the first quarter of 2007, the only change in the "extended" perimeter of the Group (that is, including associated companies) concerns Soprarno SGR S.p.A, below.

Soprarno SGR SpA

Soprarno SGR was established in August 2006 on an equal partnership basis with Banca Ifigest S.p.A. and received authorization from the Bank of Italy on 15 January 2007 to provide asset management services upon registration in the SGR (asset management companies) register under no. 236. It extended its shareholder base to include two individuals.

Indeed, as set forth in the agreements signed upon establishment of the company, Banca CR Firenze S.p.A. and Banca Ifigest S.p.A., which jointly control the aforementioned company, each transferred a 2.5% share to two asset managers of the company, for purposes of loyalty acquisition and motivation. The Group's shareholding interest was therefore reduced to 47.5% from 50%.

Directors' report on consolidated activities

3. The economy and the banking sector

The global economy performed better than expected in 2006, with GDP growth increasing from 4.7% in 2005 to 5.2%. The real estate market crisis in the United States weakened investments in homes but consumption by families continued to grow at steady rates, propelled by the disposable income made available in the second half of the year on account of the drop in the price of oil. Emerging economies, particularly China and India, continued to grow at steady rates that were also due to the continuing favourable conditions for financial markets.

For 2007, international organisations estimate that there will be a slowdown in worldwide GDP of approximately half a percentage point, mainly on account of the decrease in the United States and to a lesser extent, in emerging economies, For the United States in particular, the decrease in the wealth effect on account of the value of housing and the growing debt of families are at the root of the slowdown in private spending which, together with the downsizing of residential real estate investments will result in lower GDP, which is expected to settle at +2.3% at the end of 2007. The Chinese economy, despite the current restrictive monetary policy, will maintain slightly decreased GDP growth of approximately +9%.

The GDP of the EMU in 2006 began growing again in 2006 at rates that were in line with the second half of the 90s (+2.8%). Growth was the result of internal demand which was up compared to 2005 and the positive contribution of net real exports. The improvement in the labour market and the recovery of salaries contributed to steadying disposable income and therefore private consumption, while investments in production consolidated the cycle of expansion, on account of good company profits and solid financial positions. Furthermore, external demand held up well and contributed to the good performance of exports, despite the strengthening of the Euro on foreign exchange markets. The indicators of economic performance for the first quarter of 2007 remained at high levels, though lower than those for the industrial sector in the fourth quarter of 2006 but slightly higher for services; the climate of trust of consumers resulted in a slight improvements while, at the same time, the positive developments in the labour market are continuing and this suggests further increased for the GDP of the EMU, which is steady but not increasing (+2.4% at the end of 2007).

In this context, after four years of stagnation the Italian economy posted GDP growth in 2006 of +1.9%, thanks also to a surge in the fourth quarter when the data was better than forecasted. All sectors contributed to the good performance, though the industrial sector played a particularly important role with annual growth of the general index of industrial production of +2.4% in 2006. Despite the appreciation of the Euro and after five years of difficulty, this growth, which mainly came from companies that focus more on foreign markets, led the exports of goods and services which began to grow again and steadily (+5.5%). The increase in family spending was lower than expected at 1.5% in 2006.

The trend indicators for the first quarter of 2007 forecast a slight slowing down of GDP growth, with an expected end of year percentage of +1.8%. According to the forecasts, this slowdown will result from lower private consumption as the latter is expected to reflect the restrictive effects of the fiscal policy decreed by the latest Financial Law, exports, slower growth of foreign demand and a further appreciation of the Euro, but mainly on account of inventories the accumulation of which is expected to increase after having been particularly pronounced during the latter months of 2006.

Concerning the EMU's monetary policy, the confirmation of the good economic framework in the first months of 2007 consolidated expectations on the derivatives market for further restrictions by the middle of the year. These intentions were made clear by the monetary authorities themselves in their latest meeting last March, when they confirmed that their attention was focused on inflationary pressures given the high liquidity on the markets. The European Central Bank is therefore expected to bring the official interest rates to 4% before adopting a more neutral stance.

With reference to international markets we note the good performance of the bond markets during the first quarter of 2007. After an initial month of uncertainty, demand for bond products began to increase in the first half of February, concurrently with the greater stability of monetary expectations, in line with less optimistic expectations globally. The US JP Morgan index has gained approximately 2% since the beginning of the year, while growth on other markets was more moderate; bond prices in emerging markets also posted steady growth, though slower than the second half of last year. Stock markets underwent a correction between the end of February and the beginning of March which pulled down the gains realized at the beginning of the year. Currently, the decrease seems to have levelled and positive signs now prevail, though in a relatively uncertain context. The yield is slightly higher than 1% in the United States and approximately 3% in the EMU and Japan. The correction was more intense in the emerging markets, following steadier growth in the preceding months, thereby confirming the volatility existing on these markets and Asia in particular.

With reference to the credit market, the trend for bank loans was an increase of over 10% as recorded in March 2007, in line with last year: In fact, the total loans of all banks in Italy posted trend growth of +10.2% compared to +9.0 % in March 2006. The total loans granted by all banks in Italy amounted to 1,338.5 billion euro, which includes new loans totalling almost 121 billion euro, compared to March 2006. This trend is steady and is supported by both the long and short term segments: according to the first estimates in March 2007, the changes in the trends in these components of bank loans amounted to +10.7% for the medium to long-term segment (+13.2% in March 2006) and +9.5% for the short-term segment (+2.4% in March 2006).

Bank borrowing as at the end of March 2007 amounted to 1,185.0 billion euro, which is an increase of +6.2%, compared to +8.5% in March 2006. The stock of borrowing increased during the course of last year to 69.3 billion euro. The trends for the various funding components show that in March 2007 there was a slowdown both of the deposits by customers, the rate of growth for which was +3.6% (+7.0% in March 2006) and the commitments of banks, which were at +10.1% in March 2007 (+10.8% in March 2006).

The interest rates of banks were generally higher in line with the monetary policy of the ECB: the average borrowing from customers was 2.41% in March 2007, up by 57 basis points compared to March 2006; the average rate on the total loans to families and non-financial companies settled at 5.56% in March, 75 basis points above the percentage in March 2006.
Specifically concerning indirect borrowing by banks, the latest figures on the total securities held in safekeeping, which amounted to 1,674 billion euro as at December 2006 (the latest available figure), show that growth has been of +2.9% compared to the preceding 12 months.
Assets managed by banks at the end of December 2006 (the latest figure available) were 9.3% of indirect borrowing (compared to 9.8% in the previous 12 months) and amount to 155.3 billion euro.
Total mutual funds and open-ended SICAVs governed by Italian and foreign law amounted to 609.7 billion euro as at March 2007. An analysis by asset type shows that over the last year the volumes increased from 13.6% to 13.7% for liquidity funds, 5.2% in March 2006 to 10% in March 2007 for flexible funds and hedge funds increased from 3.7% to 5.0%; on the other hand, equity funds dropped (from 26.2% to 25.5%) as did balanced funds (from 8.2% to 6.6%) and bond funds (from 43.2% to 39.2%).

Directors' report on consolidated activities

4. Overall earnings

Introduction

In the first quarter of 2007, the Group's activity was in line with the objectives set forth by the budget and the three year plan and thus was characterised by "client oriented" actions aimed at improving services provided to customers, within a context based on rationalisation and limitation of costs.
Significant results were recorded in economic, equity and financial terms with attention focused on improved and more efficient allocation of capital, while monitoring risks and creating value.

Results summary

Amounts in millions of euro	31 March 2007	31 March 2006 pro-forma	Change absolute	Change %
Interest margin	156.6	136.7	19.9	+14.6%
Net interest margin	155.1	134.7	20.4	+15.1%
Overall business margin	262.5	238.0	24.5	+10.3%
Net business margin	246.5	231.0	15.5	+6.7%
Net operating result	97.2	80.8	16.4	+20.3%
Gains (losses) from current operations, including taxes	91.3	77.0	14.3	+18.7%
Net profit (loss)	**49.4**	**43.1**	**6.3**	**+14.6%**

Net profit earned in the first three months of 2007 of 49.4 million euro was up by 6.3 million euro (+14.6%) compared to the previous year, as clearly proven by the growth in all income margins shown in the table above (the table is analysed in detail below).

The interest margin

Amounts in millions of euro	31 March 2007	31 March 2006 pro-forma	Change absolute	Change %
Net interest from customers	169.0	140.6	28.4	+20.2%
Interest charged to customers	*210.9*	*166.5*	*44.4*	*+26.7%*
Interest paid to customers	*-41.9*	*-25.9*	*-16.0*	*+61.8%*
Net interest on securities	-16.5	-9.0	-7.5	+83.3%
Interest earned on securities	*30.7*	*24.7*	*6.0*	*+24.3%*
Interest paid on securities (net of differentials on hedging transactions)	*-47.2*	*-33.7*	*-13.5*	*+40.0%*
Net interest from banks	4.8	2.8	2.0	+71.4%
Interest received from banks	*16.3*	*10.1*	*6.2*	*+61.4%*
Interest due to banks	*-11.5*	*-7.3*	*-4.2*	*+57.5%*
Other net interest	-0.7	2.3	-3.0	NA
Interest margin	**156.6**	**136.7**	**19.9**	**+14.6%**
Result from hedging	-1.5	-2.0	0.5	-25.0%
Net interest margin	**155.1**	**134.7**	**20.4**	**+15.1%**

The significant increase in the net interest margin compared to 31 March 2006 (+15.1%) is essentially due to the growth in the interest charged to customers (+44.4 million euro compared to the figure in 2006), which more than compensated for the higher cost of borrowing, both the borrowing from customers and borrowing represented by debt securities issued.
The decisive factors of these changes in terms of volumes and yields are analyzed in the following paragraph.

The yields

Aggregate figures for the Group's banking companies	31 March 2007		31 March 2006 pro-forma		Change	
	Average deposits (€/mil)	Average annual interest rates (%)	Average deposits (€/mil)	Average annual interest rates (%)	Average deposits (%)	Average annual interest rates (points %)
Interest-bearing assets						
Customer loans	*14,766*	*5.78%*	*13,355*	*5.04%*	*10.57%*	*0.74*
Securities portfolio	*2,328*	*3.76%*	*2,498*	*2.41%*	*-6.81%*	*1.35*
Interbank receivables	*2,257*	*3.40%*	*2,226*	*2.40%*	*1.39%*	*1.00*
Total interest-bearing assets	**19.351**	**5.26%**	**18,079**	**4.35%**	**7.04%**	**0.91**
Cost-bearing liabilities						
Direct borrowing	*16,546*	*2.17%*	*15,334*	*1.43%*	*7.90%*	*0.74*
Interbank payables	*1,150*	*2.90%*	*1,262*	*1.80%*	*-8.87%*	*1.10*
Total cost-generating liabilities	**17.696**	**2.32%**	**16.596**	**1.57%**	**6.63%**	**0.75**

In order to point out the main interest margin components, the *analysis of volumes* and average rates was developed pointing out the increase in traded volumes as the main growth factor.
Interest-bearing assets increased by 7.04% compared to the previous year, with growth that was mainly due to the 10.57% increase in customer loans during the period.
Cost-generating liabilities increased by 6.63% in terms of average balances, supported by the growth in direct borrowing (+7.90%).
The overall average spread was 2.94% and therefore increased compared to the amount recorded in 2006 (2.78%).

The overall business margin

Amounts in millions of euro	31 March 2007	31 March 2006 pro-forma	Change absolute	Change %
Net interest margin	**155.1**	**134.7**	**20.4**	**+15.1%**
Commissions and recoveries from customers	68.4	72.1	-3.7	-5.1%
- Net commissions	*53.3*	*56.1*	*-2.8*	*-5.0%*
- Recoveries on savings deposits and creditor accounts	*15.1*	*16.0*	*-0.9*	*-5.6%*
Net result from insurance activities	8.6	1.3	7.3	NA
Result from financial assets and liabilities	13.3	15.0	-1.7	-11.3%
Dividends and gains (losses) from equity investments	17.1	14.9	2.2	+14.8%
Overall business margin	**262.5**	**238.0**	**24.5**	**+10.3%**

Compared to the first quarter of 2006, the overall business margin has increased by 24.5 million euro (+10.3%), following an increase in the aforementioned interest margin and the increase in income from services, with particular reference to the contribution of the insurance division (+7.3 million euro compared to the same period in 2006), which more than compensated for the decrease in the "Commissions and recoveries on savings and creditors accounts" item, which is further analysed below.

Amounts in millions of euro	31 March 2007	31 March 2006 pro-forma	Change	
			absolute	%
Recoveries of expenses and management of current accounts and savings deposits	22.2	24.0	-1.8	-7.4%
Stored value	6.0	5.7	0.3	+5.3%
Administered funds	2.7	2.8	-0.1	-3.6%
Loan	8.3	7.6	0.7	+8.6%
Receipts and payments	4.0	4.2	-0.2	-4.8%
Managed savings	11.6	15.0	-3.4	-22.5%
of which: Bank insurance	*-2.4*	*1.1*	-3.5	NA
Other items	13.6	12.8	0.8	+6.6%
Total commissions and other recoveries from customers	**68.4**	**72.1**	**-3.7**	**-5.1%**
Net result from insurance activities	8.6	1.3	7.3	NA
Total commissions, recoveries and insurance activities	**77.0**	**73.4**	**3.6**	**+5.0%**

The offer of insurance products of the III branch which are characterised by a significant insurance component, resulted in a substantial increase in the "Net result from insurance activities" item and a corresponding drop in the "Bank-insurance" commissions (recorded under the "managed savings" item), on account of the differing accounting treatment applicable to the above mentioned insurance products according to international financial reporting standard IFRS 4, which requires that they be recognized among "Net premiums;" in this regard, we also note the considerable growth in commission expense paid by subsidiary Centrovita Assicurazioni S.p.A. to companies belonging to the Banca CR Firenze Group that were accounted for using the net equity method.
Taking account of all the aforementioned items, the increase in income from sales in the first quarter of 2007 was approximately 3.6 million euro (+5.0%).

Composition of revenue from customers for commissions


19.9%
32.5%
17.0%
8.8%
5.8%
12.1%
3.9%
Recoveries of expenses and management of current accounts and savings deposits
Stored value
Administered funds
Loan
Receipts and payments
Managed savings
Other items

The net business margin

Amounts in millions of euro	31 March 2007	31 March 2006 pro-forma	Change absolute	Change %
Overall business margin	**262.5**	**238.0**	**24.5**	**+10.3%**
Value adjustments/write-backs on impairment of:	-16.0	-7.0	-9.0	+128.6%
Loans	*-15.2*	*-6.9*	*-8.3*	*+120.3%*
Financial assets available for sale	*-0.4*	*0.0*	*-0.4*	*NA*
Other financial transactions	*-0.4*	*-0.1*	*-0.3*	*+300.0%*
Net business margin	**246.5**	**231.0**	**15.5**	**+6.7%**

The net business margin increased by 6.7% compared to the same period of last year and includes adjustments on loans that are higher by approximately 9 million euro, this also being due to the increase in doubtful loans (and the related hedging) in the quarter which is discussed in another section of this report.

The net operating result

Amounts in millions of euro	31 March 2007	31 March 2006 pro-forma	Change absolute	Change %
Net business margin	**246.5**	**231.0**	**15.5**	**+6.7%**
Operating expenses:	-149.3	-150.2	0.9	-0.6%
Administrative expenses	*-151.9*	*-151.6*	*-0.3*	*+0.2%*
- Staff costs	*-100.3*	*-101.5*	*1.2*	*-1.2%*
- Current expenses	*-40.8*	*-38.6*	*-2.2*	*+5.7%*
- Indirect duties and taxes	*-10.8*	*-11.5*	*0.7*	*-6.1%*
Net value adjustments/write-backs to property and equipment and intangible assets	*-9.0*	*-9.7*	*0.7*	*-7.2%*
Other net operating income (recoveries of expenses)	*11.6*	*11.1*	*0.5*	*+4.5%*
Net operating result	**97.2**	**80.8**	**16.4**	**+20.3%**

The net operating result was up by 20.3% compared to 31 March 2006, this being due to the previously mentioned performance of the net business margin and lower operating expenses which were due to:

- lower staff costs (-1.2%) and amortisation/depreciation (-7.2%);
- increased current expenses (+5.7%), which are connected to the operations of the Group and detailed in the table that follows.

Amounts in millions of euro	31 March 2007	31 March 2006 pro-forma	Change	
			absolute	%
Cost of technology and outsourcing	10.6	9.6	1.0	+10.4%
Management of property and plant	6.6	5.5	1.1	+20.0%
General expenses	15.7	14.1	1.6	+11.3%
Professional and insurance costs	4.4	4.8	-0.4	-8.3%
Marketing and advertising	3.5	4.6	-1.1	-23.9%
Total current expenses	**40.8**	**38.6**	**2.2**	**+5.7%**

The increase in current expenses is due to the growth in IT costs (+1.0 million euro), the expenses incurred for the management of property and plant (+1.1 million euro, including the costs of renovating the building which houses the registered offices and the head offices of CR in Civitavecchia and the higher rents for the newly opened branches) and general expenses (+1.6 million euro), while marketing and advertising costs have dropped considerably (by -1.1 million euro).


Current expenses
31 marzo 2007
31 marzo 2006 pro-forma
18.0
16.0
14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
Cost of technology and outsourcing
Management of property and plant
General expenses
Professional and insurance costs
Marketing and advertising

Gain from current operations

Amounts in millions of euro	31 March 2007	31 March 2006 pro forma	Change absolute	Change %
Net operating result	**97.2**	**80.8**	**16.4**	**+20.3%**
Provisions for risks and charges	-3.7	-4.3	0.6	-14.0%
Other costs and revenues from current operations	-2.2	0.5	-2.7	n.a.
Gains (losses) from current operations, including income taxes	**91.3**	**77.0**	**14.3**	**+18.6%**

Due to lower net allocations to provisions for risks and charges compared to the same period in 2006 and the negative change of the "Other costs and revenues from current operations" item, which includes lower profits from the disposal of investments by 0.5 million euro and the higher residual net costs, the gain from current operations increased by 14.3 million euro, or +18.6%.

Net profit

Amounts in millions of euro	31 March 2007	31 March 2006 pro forma	Change absolute	Change %
Gains (losses) from current operations, including taxes	**91.3**	**77.0**	**14.3**	**+18.6%**
Income taxes	-33.6	-26.4	-7.2	+27.3%
Minority interests	-8.3	-7.5	-0.8	+10.7%
Net profit	**49.4**	**43.1**	**6.3**	**+14.6%**

With account taken of the increase in minority interests (+10.7%) and the increased taxation (+27.3%), due to higher taxes that are also due to the presence, in the first quarter of last year, of significant tax free income, the net profit increased by 6.3 million euro, or 14.6%.

Return On Equity and other ratios

The Group's Return On Equity, which is calculated by comparing the net profit for the first quarter of 2007 to the weighted average equity for the period from 31 December 2006 to 31 March 2007 (equalling 1,601.1 million euro) and excluding the profit being earned, equals 12.4% (13.1% as at 31 March 2006 pro-forma); we note that in the period from 1 April 2006 to 31 March 2006 the average accounting shareholders' equity increased by approximately 282.2 million euro (+21.4%) including the increase in share capital against payment made by the Parent Bank and the allocation of a substantial amount of the net profit as at 31 December 2006 to reserves.
We note the following positive performances of several Banca CR Firenze Group economic ratios compared to 31 March 2006:

- a further decrease in the cost/income ratio, calculated by comparing the operating expenses to the overall business margin, which dropped from 63.1% to 56.9%;
- a decrease in the impact of staff cost and overall administrative expenses on total assets, which dropped from 0.45% to 0.42% and from 0.66% to 0.63% respectively.


Net profit and ROE
18%
16%
14%
12%
10%
50
45
40
35
30
25
20
15
10
5
0
Mar-06 pro-forma
Mar-07
Net profit
ROE


Shareholders' equity and ROE
16%
14%
12%
10%
1,600
1,500
1,400
1,300
1,200
1,100
1,000
900
Mar-06 pro-forma
Mar-07
Shareholders' equity
ROE


Overall business margin and Cost/income
300
200
100
70%
65%
60%
55%
Mar-06 pro-forma
Mar-07
Overall business margin
Cost / income

Directors' report on consolidated activities

5. Analysis of assets and structure

Assets managed on behalf of customers

The positive economic results achieved by the Group in the first quarter of 2007 are confirmed by the performance of the main economic and financial components for this period, as represented below;

Borrowing

Amounts in millions of euro	31 March 2007	31 December 2006	Change absolute	Change %
Direct borrowing	17,123.3	17,009.2	114.1	+0.7%
Indirect borrowing	22,538.8	21,909.9	628.9	+2.9%
Total borrowing	**39,662.1**	**38,919.1**	**743.0**	**+1.9%**

Compared to 31 December 2006, total borrowings are up by 1.9%, due to the increases in direct borrowing (+0.7%) and indirect borrowing (+2.9%).

Direct borrowing

Amounts in millions of euro	31 March 2007	31 December 2006	Change absolute	Change %
Financial amounts payable	17,062.4	16,958.5	103.9	+0.6%
- Sight borrowing	*9,903.1*	*10,099.0*	*-195.9*	*-1.9%*
- Bonds (including subordinated bonds)	*5,662.3*	*5,346.0*	*316.3*	*+5.9%*
- Repurchase agreements	*1,188.7*	*1,115.1*	*73.6*	*+6.6%*
- Other amounts payable	*308.3*	*398.4*	*-90.1*	*-22.6%*
Financial liabilities held for trading	60.9	50.7	10.2	+20.1%
Direct borrowing	**17,123.3**	**17,009.2**	**114.1**	**+0.7%**

The aggregate under examination showed a growth of 0.7% compared to December 2006, which is mainly due to the increase in sight borrowing and repurchase agreements which more than compensated for the decreased recorded in other borrowing forms of the "Other amounts payable" item.

Indirect borrowing

Amounts in millions of euro	31 March 2007	31 December 2006	Change absolute	Change %
Administered savings	12,243.8	11,470.2	773.6	+6.7%
Managed savings	10,295.0	10,439.7	-144.7	-1.4%
Asset management (GPM-GPS-GPF)	*2,466.5*	*2,602.4*	*-135.9*	*-5.2%*
Funds	*5,136.5*	*5,105.7*	*30.8*	*+0.6%*
Insurance	*2,624.2*	*2,669.3*	*-45.1*	*-1.7%*
Supplementary pension funds	*67.8*	*62.3*	*5.5*	*8.8%*
Indirect borrowing	**22,538.8**	**21,909.9**	**628.9**	**+2.9%**

In the first quarter of 2007, indirect borrowing, represented by administered and managed funds, grew by 2.9%, following the significant increase in the administered funds (+6.7%), that has offset the slight decrease in the managed savings (-1.4%), caused in turn by the drop in the assets managed (-5.2%), despite the increase in the funds sector.

Insurance liabilities

Amounts in millions of euro	31 March 2007	31 December 2006	Change absolute	Change %
Financial liabilities measured at fair value	1,025.4	1,098.8	-73.4	-6.7%
Actuarial reserves	1,570.8	1,547.2	23.6	+1.5%
Total insurance liabilities	**2,596.2**	**2,646.0**	**-49.8**	**-1.9%**

The negative change in insurance liabilities (-1.9%) in the first quarter of 2007, follows the application of the fair value option by the subsidiary Centrovita Assicurazioni S.p.A. and mirrors the reduction recorded in "Financial assets measured at fair value" described later on in this Report.

Customer loans

Amounts in millions of euro	31 March 2007	31 December 2006	Change absolute	Change %
Current accounts and other financing	6,951.2	7,091.9	-140.7	-2.0%
Medium and long-term mortgage loans and borrowings	7,747.6	7,362.2	385.4	+5.2%
Non-performing loans	331.8	314.9	16.9	+5.4%
Other loans	125.5	129.8	-4.3	-3.3%
Provision for doubtful debts adjusting	-284.8	-270.9	-13.9	+5.1%
Customer loans	**14,871.3**	**14,627.9**	**243.4**	**+1.7%**

Customer loans reached 14,871.3 euro million at the end of Q1 2007, which is an increase of 1.7 % over 31 December 2006, which was particularly high in the mortgage loans sector (+5.2%)
Not including doubtful loans the aforementioned loans amounted to 14,715.5 million euro, +1.6% compared to 31 December 2006.

Loan portfolio quality

Amounts in millions of euro	31 March 2007	31 December 2006	Change absolute	Change %
Gross doubtful loans	331.8	314.9	16.9	+5.4%
Amounts written off	-176.0	-164.1	-11.9	+7.3%
Net doubtful loans	**155.8**	**150.8**	**5.0**	**+3.3%**
Doubtful loans coverage ratio	**53.0%**	**52.1%**		**+0.9%**
Gross non-performing and restructured loans	189.5	196.7	-7.2	-3.7%
Amounts written off	-38.1	-38.6	0.5	-1.3%
Net non-performing and restructured loans	**151.4**	**158.1**	**-6.7**	**-4.2%**
Non-performing and restructured loans coverage ratio	**20.1%**	**19.6%**		**+0.5%**
Expired/overdue by more than 180 days - gross	68.0	75.8	-7.8	-10.3%
Amounts written off	-7.2	-8.0	0.8	-10.0%
Expired/overdue by more than 180 days - net	**60.8**	**67.8**	**-7.0**	**-10.3%**
Expired/overdue by more than 180 days coverage ratio	**10.6%**	**10.6%**		**0.0%**
Gross impaired loans	589.3	587.4	1.9	+0.3%
Amounts written off	-221.3	-210.7	-10.6	+5.0%
Net impaired loans	**368.0**	**376.7**	**-8.7**	**-2.3%**
Impaired loans coverage ratio	**37.6%**	**35.9%**		**+1.7%**
Gross performing loans	14,566.8	14,311.4	255.4	+1.8%
Amounts written off	-63.5	-60.2	-3.3	+5.5%
Net performing loans	**14,503.3**	**14,251.2**	**252.1**	**1.8%**
Degree of coverage of performing loans	**0.4%**	**0.4%**		**0.0%**
Total gross loans	15,156.1	14,898.8	257.3	+1.7%
amount written off	-284.8	-270.9	-13.9	+5.1%
Total net loans	**14,871.3**	**14,627.9**	**243.4**	**+1.7%**

The Group has continued to strongly oversee asset quality, based on selection criteria to grant loans through protective allocation policies extended to all Group banks. Accordingly, the coverage ratio of both doubtful loans and other problem loans maintained itself at levels that show the prudence of the credit assessment policy applied. Overall coverage of impaired loans is 37.6% or 1.7 percentage points higher than on 31 December 2006.

Transactions on financial markets and own shares transactions

Amounts in millions of euro	31 March 2007	31 December 2006	Change absolute	Change %
Between banks				
- assets	1,761.7	1,672.2	89.5	+5.4%
- *liabilities*	-1,016.9	-816.0	-200.9	+24.6%
Total net transactions between banks	**744.8**	**856.2**	**-111.4**	**-13.0%**
Negotiable financial assets held in portfolio				
- financial assets held for trading	512.4	546.2	-33.8	-6.2%
- financial assets measured at fair value	1,493.1	1,531.3	-38.2	-2.5%
- financial assets available for sale	3,333.4	3,302.9	30.5	+0.9%
Total negotiable financial assets held in portfolio	**5,338.9**	**5,380.4**	**-41.5**	**-0.8%**

The net inter-bank position is down by 13.0% compared to 31 December 2006, though remaining positive, while the portfolio's financial assets have dropped by approximately 0.8%, mainly on account of the change in the assets measured at fair value (correspondingly to the liabilities measured at fair value mentioned above), while assets available for sale increased, thereby essentially offsetting the drop in the trading assets.

Financial assets made up of debt securities, fund units, SICAVs (Mutual Funds), ETFs and minority interests, acquired and held for income purposes and in relation to medium- or long-term investment strategies (without the intention of extending this investment up to the expiry of the security concerned) are included in its own portfolio classified as AFS.

Management of the AFS bond portfolios was characterised over the quarter under review by a rotation mainly involving the replacement of positions in variable rate bank securities and Treasury Bills (BOTs) that reached their maturity by the purchase of Treasury Credit Certificates (CCTs) also intended to meet the renewal requirements of customers' repurchase transactions that reached their maturity. The position in securities issued by the Italian Treasury was thus reinforced, particularly those at variable rates. Management of bond portfolios gives preference, on the whole, to instruments that have frequent price changes, shorter terms, good liquidity and creditworthiness.

With a view to improving investment diversification in the relevant markets, while still limiting exposure to market fluctuations, we have also acquired further units in balanced funds and hedge funds replacing positions of a similar value in monetary funds.

Financial assets purchased and held with the aim of benefiting from price differentials in relation to short-term trading or arbitrage strategies have been included in its own portfolio classified as HFT. Debt securities held by the Group for trading with Customers have also been included in the portfolios classified as HFT.

Management of HFT share portfolios was characterised by prudential criteria, based on the analysis of the performance of the main macro-economic and basic indicators and the opportunities offered by trading activities.

As at 31 March 2007, the Group's trading portfolios included 49,755 shares of Banca CR Firenze S.p.A. after the grouping transaction that took place on 5 March 2007, for 3 new shares for each 5 old shares held.

Operations in derivative contracts, aimed primarily at balancing financial risks and brokerage, were kept at interesting levels, in particular as regards customers' activity in interest rate risk management instruments. As to the Group's transactions in derivatives, note that they mainly included the execution of swaps to hedge debenture loans issued and were also used in deposit and financing transactions with the customers.

Equity investments

The related financial statement item, which reflects the "relevant" equity investments, namely in companies in which the Group exerts considerable influence or in jointly-controlled companies consolidated on an equity basis, amounted to 454.9 million euro as at 31 March 2007, recording a net decrease of 21.2 million euro compared to 31 December 2006, due to the distribution of profits in 2006 by these companies; the equity investments in question relate to the following main companies:

- *Findomestic* Banca S.p.A. (under joint control);
- Centro Leasing Banca S.p.A. (*under significant* influence);
- Centro Factoring S.p.A. (under significant influence);

We note also that the Group's other equity investments ere included under "Financial assets available for sale," which include other securities as well and amounted to approximately 198 million euro as a 31 March 2007.

Capital accounts

Amounts in millions of euro	31 March 2007	31 December 2006	Change absolute	Change %
Share capital and share premiums	929.8	928.6	1.2	+0.1%
Valuation reserves (adjustment to fair value)	-14.0	-12.0	-2.0	+16.7%
Other reserves	536.1	433.4	102.7	+23.7%
Net profit (loss)	49.4	271.1	-221.7	-81.8%
Shareholders' equity	**1,501.3**	**1,621.1**	**-119.8**	**-7.4%**

The group's shareholders' equity decreased by approximately 119.8 million euro (-7.4%), due to the lower consistency of the net profits for Q1 2007 compared to 2006 as a whole (which also included profits from non-recurring transactions of 92.6 million euro, net of the relative tax burden); The increase of "Other reserves" is entirely due to the non distributed profits from 2006.

Statement of reconciliation between the Parent Company's shareholders' equity and net profit for the period and the corresponding values in the consolidated accounts

Share capital (net of treasury shares)	828		828	
Share premiums	102		101	
Reserves	485		310	
Valuation reserves	14		-12	
Goodwill		21		240
Equity and profit pertaining to the Parent Bank	**1,401**	**21**	**1,227**	**240**
Valuation reserves pertaining to the Group	[illegible]		-63	
Total for Banca CR Firenze SpA	**1,313**	**21**	**1,139**	**240**
Other reserves pertaining to the Group	39		6	
Consolidation reserve	-103		-31	
Write-down of Parent Bank reserves from capital gains on the disposal of intra-group assets	-19		0	
Measurement of minority interests	122		139	
Goodwill arising on consolidation	-216		-216	
Net results for companies consolidated on a line-by-line basis		22		86
Assignment of net profits attributable to minority interests		-8		-30
Interest expense on consolidated trading liabilities (put option)		-1		-4
Elimination of inter-group dividends		0		-43
Total for companies consolidated on a line-by-line basis	**177**	**13**	**-102**	**9**
Consolidation reserve	134		148	
Measurement of minority interests	4		5	
Positive shareholders' equity differences	-14		-14	
Net results for the companies valued under the equity method		15		57
Elimination of dividends from companies consolidated on an equity basis		0		-34
Assignment of net profits pertaining to minority interests		0		-1
Total for companies consolidated under the equity method	**124**	**15**	**139**	**22**
Total Banca CR Firenze Group's equity (including minority interests and goodwill)	**1,260**	**49**	**1,170**	**271**

The consolidated shareholders' equity of the Banca CR Firenze Group is broken down as follows:

Share capital (net of treasury shares)	828		828	
Share premiums	102		101	
Reserves	536		433	
Valuation reserves	-14		-12	
Net profit pertaining to the Group		49		271
Equity and profit pertaining to the Group	**1,452**	**49**	**1,350**	**271**
Minority interests	**126**		**144**	
Consolidated equity and profit	**1,578**	**49**	**1,494**	**271**
Goodwill pertaining to the Parent Bank	-88		-88	
Goodwill arising on consolidation (goodwill)	-216		-216	
Positive shareholders' equity differences (goodwill)	-14		-14	
Total Banca CR Firenze Group's equity (including minority interests and goodwill)	**1,260**	**49**	**1,170**	**271**

The financial position

The changes in the Group's cash flows as at 31 March 2007 compared to 2006 were as below:

Amounts in millions of euro	31 March 2007	31 December 2006
Management	127.8	889.9
- profit for the period	*49.4*	*271.1*
- other changes	*78.4*	*618.8*
Net liquidity generated/(absorbed) by financial assets and liabilities	-103.5	-902.0
Net liquidity generated/(absorbed) from/by operating activities	**24.3**	**-12.1**
Net liquidity generated/(absorbed) by investing activities	**-0.8**	**-28.3**
Net liquidity generated/(absorbed) from/by financing activities	**-84.6**	**85.7**
CASH FLOW FOR THE PERIOD	**-61.1**	**45.3**

The trends illustrated in the table above reflect the performances of the income and equity items discussed in the preceding paragraphs of this report.

Commercial activities

Commercial policies and distribution channels

The commercial activities that took place in the first quarter of 2007 were focused on:

- expanding the customer base and increasing market share, particularly in the loans sector;
- substantial expansion in two new business areas, the first of which relates to insurance policy sales while the second relates to supplementary insurance, collective and individual;
- development and distribution of multi-channel services

Concerning the network of financial promoters, the financial spaces in Padua, L'Aquila, Faenza, Naples, Salemo and Tramonti became operational and as at 31 March 2007, there were 192 promoters, while the borrowing volumes were 617 million euro, up by 33 million euro compared to the end of 2006.
Within the innovative channels, the Liberamente service, designed for private customers, recorded approximately 113,000 subscriptions at the end of March 2007, with an increase of more than 17% compared to 31 December 2006. Customers issued about 168,000 instructions (+155% compared to the first quarter of 2006) and carried out 3 million information transactions (+57% compared to the first quarter of 2006).
The "Oasi Relax" (Multimedia Corners) project is an important promotional initiative, aimed at increasing distribution and usage of the Liberamente services. This project involves the installation of interactive stations connected to the www.liberamente.net site at the branch areas which are open to the public.
Four branches of Banca CR Firenze were selected for the project's initial pilot phase (which was completed at the end of March); customers interest in the initiative was marked and the results are very interesting commercially; the project will be extended to a further 15 Banca CR Firenze branches in the second quarter of 2007.
Insofar as businesses are concerned, customers subscribed to the Home Banking services amounted to 32,000 in March 2007 (+22% compared to December 2006).
We note the excellent results achieved by B@B Light, the single company and single bank home internet banking service developed for small companies, which now has 15,000 subscribers.
The functions of the "Account statement and cash" service were also extended to businesses. This service allows customers to consult and/or upload documents that are available on line, rather than physically sending/receiving them.
There were 17,800 POSs as at 31 March 2007, which is an increase of approximately 350 facilities compared to 31 December 2006, while trading volumes reached 229 million euro compared to 205 million euro in the first quarter of 2006 (+14%).

The retail market

Activities involving the family segment in the first quarter of 2007 focused on improving the capabilities of acquiring new customers, developing relations with existing customers and supporting the growth in insurance policies, pension funds and multi-channel services; specific attention was given to establishing synergies with Findomestic, by promoting specific direct marketing initiatives aimed at advertising the "Prestissimo" loan product.
In the Personal market, attention was given to supplementary insurance and campaigns aimed at specific targets were put into place.
During the quarter the new Private Attrition Score was used to identify the relations which tended to be at risk; this tool provides increased predictability compared to the previous one and allows intervention in the presence of a gradually decreasing/eroding relationship.

The acquisition of new volumes was mainly achieved through bonds reserved for new borrowing.
A new offer for the subscription to a current account product named "ScontoCorrente" was launched, which is fee-free until the end of 2007.
At the end of the quarter the number of package accounts in the "Giotto" line exceeded a total of 295,000 units (+5% compared to the end of 2006).
As at 31 March 2007, the Group had granted home mortgage loans totalling 144.3 million euro, an increase of approximately 7% compared to the same period of the previous year.
Insofar as investment products are concerned, 22 bonds for a total of 360 million euro were issued in the first three months of the year, an increase of 9% compared to the same period in 2006.
In the Bank insurance area, gross premiums amounted to 170 million euro (+34% compared to the corresponding period in 2006), thanks to the success of the new Index Linked policy (81 million euro). The production related to "Omnia," the innovative Unit Linked Multimanager policy totalled 56 million euro, while a further 33 million euro were collected from the guaranteed minimum rate product "Capitale Certo."
In the mutual funds area, the savings managed by CR Firenze Gestion Internationale S.A. amounted to approximately 6,800 million euro, essentially unchanged compared to the end of 2006.
The following were among the products enjoying high levels of commercial success:

- Pre-paid cards which totalled 68,000 units as at 31 March 2007, up by 48% compared to the corresponding period in 2006.
- The Prestissimo loans: at 31 March 2007, the branches of the Banca CR Firenze Group granted loans totalling approximately 26 million euro, thereby doubling the volumes lent during the same period of last year.
- Personal risk insurance (health, death and accident coverage): at 31 March 2007, 5,000 new policies were sold and the total policies reached 39,000 units (+14% compared to 31 December 2006).

There were 2,800 new subscriptions to the CRF Previdenza Pension Fund in the first quarter of 2007, representing a 36% increase compared to the first quarter of 2006.
The retirement consultants who are exclusively responsible for gaining group subscriptions from companies have been operational throughout the area covered by the Group as of the first quarter of this year: during this period over 2,300 companies were contacted and 185 labour agreements and 185 group policies for approximately 5,000 members were concluded.
During the first quarter of 2007, the activity of the business market centred mainly on acquiring new customers and granting new loans.
Agreements were concluded with the main trade associations of the province of Florence (Confesercenti, CNA and Confartigianato), which offer specific loans for the productive cycle with a contribution by the Associations into an interest bearing account and for computerisation of the companies.
New current accounts aim to increase the borrowings of the business sector (Gold and Silver current accounts).
During the quarter, the activities of the consortia for the collective protection of credit granted included the following two initiatives: The launch of the Start Up loan as part of the "Io Impresa Start" product, in partnership with the main consortia of Tuscany and the conclusion of an agreement with Fidi Toscana for specific activities within the agricultural sector.
The Group also joined the "ABI-Confindustria Protocol" which aims to improve significant aspects of the relation between Banks and Companies. The objective of this Protocol is to make the management of relations and businesses clearer, more transparent and simpler. Among the initiatives of the Protocol, we note the "Comparative business current accounts: and "Transparency of terms applicable to transfers."
The excellent trend of the "Io impresa" line continued to reach 39,000 units (+14% compared to the previous year).
In the first quarter of 2007, the Agreements and Conventions departments continued its activity aimed at local companies, associations and bodies with significant pools of potential private clients: 24 new conventions were concluded while 10 already existing conventions were reactivated, with 1,250 new current accounts opened.

The business market

The 2007 Corporate Business Plan once again proposes the "priority customers" initiative, which resulted in a substantial increase in new customers during 2006. 760 new customers were identified by the corporate managers in the initial months of the year, which were granted credit lines exceeding 110 million euro.
The "Basel II Compliance" project introduces significant new items that provide business centres with new deliberative capabilities in line with specific new measures as of February; further interventions were also carried out on each individual business centre aimed at activating commercial development initiatives that are in line with the risk policies applicable to customers with opportunities for growth.
The Leasing and Factoring departments achieved significant results. The volume of leasing contracts concluded by Banca CR Firenze during the quarter was 47 million euro, up by 35% on the same period in 2006, while the turnover for factoring amounted to approximately 113 million euro (+75% compared to the first quarter of 2006).
The results achieved by the Hedging Instruments for Financial Risks department were significant, with revenues of approximately 3.3 million euro, up by 58% compared to the same period in 2006.
Insofar as the Foreign Mercantile Flows are concerned, the figures for the Parent Bank are up 11% compared to the first quarter of the previous year at approximately 1,000 million euro, mainly on account of the leather, clothing and machinery sectors.
The Business Finance department concluded three acquisition financing transactions totalling 33.4 million euro while two project financing transactions totalling 19 million euro were confirmed.

The identification and presentation of companies which are potentially suited to private equity funds continued and an equity investment of 5.19% was made in Promac S.p.A., a promoter company operating in the alternative capital market, which is expected to facilitate the approach to small and mid-sized companies.

Private banking

The 2007 Business Plan includes the expansion of private banking, by increasing the volume and number of customers managed and by reinforcing the sales network and the structures supporting private bankers.
To this end, the consulting department which supports the private asset managers of the group was further reinforced with three senior managers that will join the private bankers in managing major customers and those with higher development potential, in order to consolidate the relationship with the major private banking customers.
The senior portfolio customers are also the main group to which the investment solution "Privata Scelta Esclusiva" that was launched at the end of February 2007 is targeted; it has a minimum entry threshold of 1,500,000 euro and combines the benefits of estate and tax planning offered by the insurance umbrella and "plancher" guarantee (guarantee in case of death) with a highly personalised portfolio.
Again aiming to increase market penetration and fully exploit the synergies with the Business Channel, a combined action was structured that is aimed at major business customers to acquire entrepreneurs as new private customers.

Public entities

As from January 2007 4 treasury services and 13 new cash services were launched by the Parent Bank while two treasury and 5 cash services of lesser importance were transferred to other banks.
Among the services acquired, the most significant were those of the Municipalities of Mirandola, Cavezzo, Capolona and the Unione Comuni Modenesi Area Nord.
With the above mentioned activity taken into account, the Parent Bank carries out treasury and cash services for 299 entities (108 treasury services and 191 cash services).

Organisational activities

The technological structure and information system

The updating of the operating system as set forth in the FM (Facility Management) contract concluded with IBM for all the mainframe systems of the banks belonging to the Group was completed. The new Z/OS 1.7 operating system provides increased functionality insofar as application integration and allows for increased use of new technologies, while providing better guarantees in terms of service continuity. The DTM (Desk Top Management) activities were transferred to a new supplier, thereby achieving savings and an improvement in service levels.

Operational continuity

The activities which relate to activities involving interventions that guarantee the operational continuity of services outsourced to external suppliers are currently being completed. In particular, the Caricese, Gepo, Seceti, SSB continuity plans have been acquired and they are currently being tested by final users, while the TLC back-up connections between the locations in which the services are rendered have been identified.

Group organisational structures

At the Parent Bank during the first quarter 2007:
- the Control and Monitoring of Group Mortgage Agreements became operational within the Retail Coordination department. It is in charge of sales of "Home Mortgage Loans" through third party channels for all banks belonging to the Group and the coordination of the activities of the *Spazio Mutui* branches;
- The Control Systems Assessment and Development Service was set up with the Group's Auditing and Control Department so as to adapt the structure to the changes which take place within the bank and the Group and the regulatory changes which involve the internal control system;
- The organisational structure of the Parent Bank's Operating Services Coordination Department was reviewed, with separation of the activities by local area (Florence, Pistoia and La Spezia);

Regulatory actions

The main interventions in the first quarter of 2007 are listed below:
- With reference to Legislative Decree 231, in the month of January the review of Banca Cr Firenze's 231 model was completed and approved by the Supervisory Organisation and made official through the relative internal regulation; the model contains the layout for delineating the relations and the contractual transactions with the Public Administration and the formalisation of new delegations of power within Banca CR Firenze;

- The planning with regard to Law 262/2005 which amended art. 154-bis of the TUF [Consolidated Law on Finance] is continuing and the Parent Bank's Extraordinary Shareholders' Meeting held on 26 April 2007 resolved to proceed to the amendment of the by-laws required for the introduction of the office of "Executive in charge of preparing the accounting documents;"
- The "Regulation for the assumption and management of credit risk" was amended according to the risk valuation models set forth by the Basel 2 criteria;
- The regulations for the "Management system for operating risks" and the "Validation and control of the rating system" were launched at the Group level.

Operating and control processes

During the quarter, the most significant interventions involved:
- Pursuant to the Basel provisions, the new process for the management of the customers shared by the Group's banks was activated and the credit processes relating to analytical and collective assessments, country risk and the determination of the loss rate were regulated;
- the periodic inspection for the first eight initiatives of "Pattichiari" was successfully passed; regarding the "Average response time for loans to small businesses" protocol, interventions were carried out on the instruments supporting correct operation and training (support to Business Managers/Businesses by the Pattichiari Tutors for the local area and a course on an FAD platform).

Projects

The new project management process has been implemented which allows for greater dynamism in the management of projects, while ensuring more efficient management of costs and determination of the time required for realization. The 2007 project management plan has begun.

Logistics

Concerning security, self-managed screens were installed in the branches with simple or inter-blocking doors while ATMS were reinforced or equipped with external alarms; the monitoring of radon gas in the Parent Bank's branches is continuing as is the multi-year plan for updating of the premises.

Risk Management

In the first three months of 2007, the loans to Group customers increased by 1.7%, while growth on an annual basis was 11.1%. Loans secured by real and personal guarantees were the major source of this increase; non-performing loans (including amounts written off) increased by 5.4% in the quarter (+0.8% on an annual basis) and therefore the primary risk index (gross non performing loans/loans) is essentially unchanged compared to 31 December 2006 (2.20%), while it is slightly lower on an annual level (-0.01%).
Concerning the distribution of aggregate loans of the banks belonging to the Group by sector of activity (values including amounts written off), compared to 31 December 2006 the increase was shared between "private businesses" (+355.0 million euro or +5.5%), "financial companies" (+132.7 million euro or +19.9%) and "consuming families" (+101.5 million euro or +2.7%).
In the third quarter of 2007, the values of the indicators relating to the exposure to financial risks remained within the limits set by the internal regulations
In particular, for Banca CRF the average exposure to market risk, measured using the 10 day VAR formula with a confidence interval equal to 99%, is approximately 2.3 million euro with a maximum value of approximately 2.8 million euro. Compared to Tier1 + Tier2 the VaR has recorded a continually decreasing value compared to the value indicated in the company regulations. Regarding interest rate risk, the change in the economic value of capital, calculated by parallel shifts of 200 basis points and compared to Tier 1 and Tier2, was approximately 9.1% on the average.

Human resources and the local area network

Group Staff

As at 31 March 2007 the CR Firenze Group's permanent staff totalled 5,831 resources (exact figures at the end of the quarter), with an overall increase of 77 resources on an annual basis. The average percentage of resources used on the Channels by the Group banks is equal to 74.0%.

Group Employees	31 marzo 2007	31 dicembre 2006	Change
Companies consolidated on a line-by-line basis			
Banca CR Firenze(*)	3,490	3,515	-25
CR Pistoia e Pescia	684	682	2
CR Civitavecchia	231	220	11
CR Orvieto	202	195	7
CR La Spezia (*)	603	553	50
Banca CR Firenze Romania	186	159	27
CR Firenze Gestion Internationale	2	2	0
Infogroup	389	386	3
Citylife	4	4	0
Centrovita Assicurazioni	40	37	3
Immobiliare Nuova Sede	-	1	-1
Total	5,831	5,754	77
Companies consolidated under the equity method			
Gruppo Findomestic	2,038	1,992	46
Centro Factoring	109	106	3
Centro Leasing Banca	302	303	-1
Total	2,449	2,401	48

(*) We note that on 1 January 2007, the disposal of 10 branches of the Parent Bank to subsidiary CR La Spezia took place; this also involved the transferral of 48 Distribution Network employees.

The table below provides information on the situation of the staff employed in the Group banks and the division among the central structures and channels.

	Central structures	Channels	Total	% on channels
Banca CR Firenze	984	2,506	3490	71.8%
CR di Pistoia e Pescia	162	522	684	76.3%
CR di Civitavecchia	28	203	231	87.9%
CR di Orvieto	37	165	202	81.7%
CR della Spezia	129	474	603	78.6%
Banca CR Firenze Romania	62	124	186	66.7%
Total Group Banks	1,402	3,994	5396	74.0%

The Banking Branches Network

At 31 March 2007, there were 544 branches belonging to the Group's Italian banks, in 22 provinces and 7 regions and 16 branches of Banca CR Firenze Romania.

Province	BANCA CR FIRENZE	CR CIVITAVECCHIA	CR DELLA SPEZIA	CR ORVIETO	CR PISTOIA E PESCIA	GROUP
Florence	132				4	137
Arezzo	34					34
Bologna	6				11	17
Genoa			2			2
Grosseto	16					16
La Spezia			53			53
Leghorn	10					10
Lucca	13				8	21
Mantua	7					7
Massa-Carrara			18			18
Modena	20					20
Parma			2			2
Perugia	16			2		18
Pisa	13					13
Pistoia	2				52	54
Prato	11				4	15
Reggio Emilia	1		2			3
Rome	12	29		7		48
Siena	19					19
Terni				23		23
Verona	1					1
Viterbo		4		9		13
TOTAL	**313**	**33**	**77**	**41**	**79**	**544**
ROMANIA	16					16
TOTAL	**329**	**33**	**77**	**41**	**79**	**560**

The distribution per region of the Group's Italian branches is shown in the table below.

REGION	No. of Branches
Emilia Romagna	42
Lazio	61
Liguria	55
Lombardy	7
Tuscany	337
Umbria	41
Veneto	1
TOTAL	**544**

There are also 23 business centres, 18 private centres and 37 financial spaces in operation (and one private centre that has been set up but was not yet operational on 31 March 2007).

Selection

During the quarter, the Group received 4,616 curricula vitae; 801 candidates took psycho-attitudinal tests while 385 interviews took place for fixed term employment and 82 interviews took place for specialist positions. 187 resources participated in the selection process carried out by an external company (17 of these resources belonged to the Group), 72 were former employees under fixed-term contracts, 84 were candidates for an entry level contract and 31 were candidates for an apprenticeship, the latter being a new type of hiring for the Group, which began on 2 April 2007.

Human resources development and management

Within the Parent Bank, the structure of the incentive systems for the Distribution Network was changed during the quarter so as to achieve greater focus on excellent results. There are therefore now a maximum number of awardees for each role and the incentive amount has been increased.
During the month of March the first two phases were concluded (Master" and the "Laboratorio") of the PERSEO managerial development programme (2006-2007 Group session), which involved a total of 16 resources.

Training

The distribution began of the training modules set forth within the annual plan compiled by the human resources officers that were integrated according to the priorities shares with the Sales Division and the indications set forth within laws and regulations on compulsory training.
During the quarter, 11,877 man days of training were provided, of which 8,761 man days concerned the Parent Group exclusively, while 2,747 resources participated in the training.
The most significant training activities that took place during the quarter were:

- Analysis and monitoring of risk in the loans sector;
- Master for business managers
- Pattichiari;
- Basel 2

Communications

In addition to the ordinary activities related to press and institutional relations, the Group's communications initiatives in the first quarter of 2007 were aimed at several specific projects as well.
An advertising campaign was launched in support of the "Viaggi di Valore" [Prized Journeys] initiative which was shared with the Commercial Department and which was aimed at the acquisition of new customers, retention and the development of cross selling.
Support was provided to the DNV company within the context of the "Pattichiari" project on the occasion of the inspection for the reconfirmation of the certifications for the 8 initiatives of the project; the result of the inspection was positive.
All Group customers were mailed the Newsletter together with the quarterly account statement. The newsletter contained information on new commercial initiatives for private customers and business customers.

Directors' report on consolidated activities

6. The Group's segments of activity

Introduction

Following the introduction of the new IAS/IFRS and according to the Bank of Italy's Circular Letter No. 262 of 22 December 2005, the Group set up a VBM (Value Based Management) system which made it possible not only to produce reporting schemes in compliance with the new regulations, but also to enhance internal management reporting, reinforcing the tie between the latter and the data used for external information.

Identification of the segments of activity

In order to implement the process of re-attributing income and equity elements, the following business areas were firstly identified:

- *Retail*, which includes the following sub-areas:
  - Retail
  - financial promoters
  - other bank networks (networks of subsidiary banks which do not currently have distribution channels that are differentiated by customer segment);
- *Business and private;*
- *Finance (*structure responsible for management of the owned portfolio and Treasury at a Group level);
- *Wealth Management* (companies that develop products for savings management);
- the *Corporate Center*, or the structure in which the governance, control and management divisions relating to participating interests (including those consolidated on an equity method such as Findomestic Banca S.p.A.) are concentrated.

Criteria for calculation of profitability by segment of activity

Costs and revenues of the various business areas have been allocated according to the following rules:

- the interest margin has been calculated using internal transfer rates;
- the relative direct costs have been allocated to each business area; furthermore, the indirect costs that relate to services rendered by the Corporate Center to the various operating business units were allocated to the latter, based on their effective use..
- the services rendered by individual business units to other business units were invoiced to the latter;
- a "real property center" was set up as part of the Corporate Center which bears the actual costs related to real assets, billing the individual organizational units notional rents, as calculated based on the actual expenses (for the leased property) or the presumed realisable value of the property (for the owned property).

Each business area has been assigned a specific average absorbed capital, based on the exposure to various types of risk (market, credit, transformation and operating risk).As a result, the profitability of the individual area was measured in terms of RORAC (Return on Risk Adjusted Capital), through the ratio between the contribution to Group net profit of the segment and the capital absorbed by it, calculated as described above.

Segment information

	RETAIL	BUSINESS AND PRIVATE	FINANCE	WEALTH MANAGEMENT	CORPORATE CENTER (*)	GROUP TOTAL
OVERALL BUSINESS MARGIN (€/mil)						
March 2007	187.5	43.8	2.3	15.1	13.7	262.5
March 2006 pro-forma	166.1	41.6	1.9	15.6	12.8	238.0
Change 2007/ 2006 (%)	12.9%	5.3%	20.9%	-2.9%	7.3%	10.3%
PROFIT/(LOSS) FROM ORDINARY ACTIVITIES (€/mil)						
March 2007	57.9	19.9	-0.1	11.2	2.4	91.3
March 2006 pro-forma	48.3	16.7	-0.7	11.7	1.0	77.0
Change 2007/ 2006 (%)	20.0%	19.0%	n.s.	-4.0%	n.s.	18.6%
NET PROFIT (including minority interests) (€/mil)						
March 2007	34.8	12.7	-0.2	8.6	1.9	57.7
March 2006 pro-forma	28.8	10.3	0.8	8.7	2.0	50.6
Change 2007/ 2006 (%)	21.0%	23.6%	n.s.	-1.7%	-5.1%	14.2%
TOTAL INTEREST-BEARING ASSETS (€/mil)						
March 2007	9,479	4,812	4,559	2,708	868	22,427
March 2006 pro-forma	9,478	3,909	4,026	2,652	967	21,031
Change 2007/ 2006 (%)	0.0%	23.1%	13.2%	2.1%	-10.2%	6.6%
TOTAL COST-GENERATING LIABILITIES(€/mil)						
March 2007	11,867	2,657	2,584	34	999	18,140
March 2006 pro-forma	12,014	1,892	2,293	28	673	16,900
Change 2007/ 2006 (%)	-1.2%	40.5%	12.7%	22.0%	48.4%	7.3%
AVERAGE ALLOCATED CAPITAL(€/mil)						
March 2007	588	284	99	58	425	1,455
March 2006 pro-forma	484	239	100	58	439	1,320
Change 2007/ 2006 (%)	21.4%	18.8%	-0.9%	1.1%	-3.1%	10.2%
ANNUAL PROFITABILITY (%) (**)						
March 2007	23.7%	17.9%	-0.9%	58.6%	1.8%	15.9%
March 2006 pro-forma	23.8%	17.2%	3.2%	60.3%	1.8%	15.3%
Change 2007/ 2006 (%)	-0.1%	0.7%	-4.2%	-1.7%	0.0%	0.6%
STAFF (including fixed-term contracts)						
March 2007	4,219	437	24	42	1,109	5,831
March 2006 pro-forma	4,125	463	24	38	1,076	5,726
Change 2007/ 2006 (%)	2.3%	-5.6%	0.0%	10.5%	3.1%	1.8%

(*) Including the elimination of internal transaction
(**) NET PROFIT (including minority interests)/AVERAGE ALLOCATED CAPITAL

As previously commented on, in the first quarter of 2007 there was an improvement in the overall results, which mainly concentrated on the commercial sectors: The profits of the Retail sector grew by 15.7% while that of the Business and Private sector grew by 23.6%.
As to the dynamics of the equity aggregates underlying income performances, we note the increase in interest-bearing assets as well as liabilities in the Business and Private sector.
We note that as at 31 March 2006, the reasonable estimates were re-calculated on a pro-forma basis, where necessary,

Directors' report on consolidated activities

7. Other information

Rating

	Long-Term Debt	Short-Term Debt	Outlook
Fitch Ratings	A-	F2	Stable
Moody's Investor Service	A2	P-1	Stable

On 13 April 2007, the long-term rating assigned to the company by Moody's Investor Service increased from A2 to A1. On 25 April, following communication about the beginning of negotiations between Ente Cassa di Risparmio di Firenze and the Intesa Sanpaolo Group regarding the acquisition of control of Banca CR Firenze by the latter, Fitch Ratings placed the Bank's rating under observation as it considered that the conditions for an improvement were present (Rating Watch Positive) in the event that acquisition of control were to have a positive conclusion and, in any case, on the basis of the definitive features of the agreement itself.

Trend of share listings in the first quarter

At the end of March 2007, the official price of the Banca CR Firenze share was 5.525 euro, up by 30.4% on the previous year (+32.0% over the last twelve months). In the same period the increases of the S&P, MIB, MIDEX and MIB Bank indices were noticeably more contained, at 0.8%, 7.6% and 2.0% respectively. This trend, which went strongly against the performance of the market overall, is due to the expectations of the market that the company would be part of the consolidation in the Italian banking sector. The volumes traded confirmed this interest, with an average number of shares traded daily in excess of two million two hundred fifty thousand units, up by 32.5% compared to the average for all of 2006.

In the first three months of the year, the minimum price was 4.25 euro while the maximum price was 5.556 euro. To this effect, we note that last 5 March the grouping of the ordinary shares took place, as deliberated by the Shareholders' Meeting on 27 April 2006.



135
130
125
120
115
110
105
100
95
90
1
8
15
22
29
5
12
19
26
5
12
19
26
JAN
FEB
MAR

Ownership structure

In the first quarter of 2007, the company executed the last of four transactions decided on by the extraordinary Shareholders' Meeting held on 27 April 2006, which resulted in changes in the amount and composition of the share capital, by grouping the shares and changing their par value on 5 March 2007 so that each lot of 5 shares having a par value of € 0.60 was replaced by a lot of 3 new shares with a par value of € 1.00; the other three transactions, i.e.; the free of charge increase in the par value, the further free of charge increase through the attribution of shares and the paid increase of the share capital, took place during 2006 and were presented in the previous periodic information.
The most recent change to the share capital involves the progress of the second tranche of the stock option of the Bank executives and other Group companies; in the first quarter of 2007, the beneficiaries undersigned shares having a total value of € 889,004 and the share capital at 31 March amounted to € 828,195,965.

The shareholding interest of the main shareholders on that date, according to available information, is shown below:

Shareholder	No. of shares	Stake
Ente CR Firenze	347.453.965	41,953%
Intesa Sanpaolo S.p.A	153.898.664	18,582%
BNP-Paribas S.A	54.014.280	6,522%
Fondazione CR Spezia	32.398.176	3,912%
Fondazione CR Pistoia e Pescia	30.500.776	3,683%
Gruppo Banca CARIGE	20.739.746	2,504%
SOFIBAR (CR Ravenna) S.p.A	9.015.000	1,089%
Altri (Mercato)	180.175.358	21,755%
Total	828.195.965	100,000%

Included in the item "Other (Market)" in consideration of their nature are the shareholding interests held by institutional investors, among which the significant portion held by the United States asset management firm Julius Baer Investment Management Llc is of particular significance as it is considered to be between 2% and 5%, on the basis of the notifications received pursuant to art. 120 of the *Testo Unico dell'Intermediazione Finanziaria* [Consolidated Act on Financial Intermediation].

Events after the end of the quarter

In its meeting on 12 April 2007, the Board of Directors of Banca CR Firenze, with reference to the 1% purchase option of Findomestic Banca S.p.A. exercised by Cetelem S.A. on 19 March 2007, expressed the conviction that the contractual and legal conditions for the lawful exercise of this option by the BNP Paribas Group did not exist; on this basis, Banca CR Firenze communicated to Cetelem S.A. the appointment of an arbitrator in the person of Professor Berardino Libonati and invited the counterparty to nominate and arbitrator of its own for the arbitration procedure which resulted, among other things, in the pronouncement of the invalidity of the contractual clause relating to the call option, the nullity and/or inapplicability of the clause and the failure of Cetelem S.A. to fulfil the obligations set forth in the Consolidation Agreement.
However, in the unlikely event that Cetelem would have had the right to exercise this purchase option, pursuant to the Consolidation Agreement, the Board decided to exercise the option to sell 50% of the capital held in Findomestic Banca S.p.A. in its entirety and to notify the Cassa di Risparmio di Firenze of this sale, while the latter can choose whether to exercise its pre-emption right on the shareholding interest held by Banca CR Firenze.
Furthermore, the exercise of the option to sell will cease to have any validity and will have no effect if for any reason, the option exercised by Cetelem S.A. is judged to be null and/or void and/or annulled.
On 13 April 2007, an agreement was signed with BNP Paribas Lease Group S.A. to purchase a further 13,618,175 ordinary shares of Centro Leasing Banca S.p.A. which correspond to 43.54% of the capital. With the purchase of the shares by the Parent Bank at a price of 5.50 euro per share for a total of approximately 75 million euro (slightly higher than the corresponding portion of the net shareholders' equity), the Banca CR Firenze Group will own 87.075% of Centro Leasing Banca S.p.A. and the execution of the contract is subject to the authorisations required by the law. Due to the aforementioned transaction. the Banca CR Firenze Group will also assume control of Centro Factoring S.p.A; in fact, a percentage of 14.946% held by Centro Leasing Banca S.p.A. of the share capital of Centro Factoring S.p.A. will be added to the 47.693% already held by the Banca CR Firenze Group in the latter company, so that the total shareholding g will amount to 62.639%.
The Shareholders' Meeting of Immobiliare Nuova Sede S.r.l., which is managed and coordinated by Banca CR Firenze which is the sole shareholder, approved on 4 April 2007 an amendment of the by-laws in order to add the company to the Banca CR Firenze Banking Group, subject to the updating of the Group's organisation by the Bank of Italy.
In the first quarter of 2007, the conditions on which the contract signed on 12 December 2006 with Cortal Consors S.A. were fulfilled; this contract was for the acquisition of the Italian network of financial advisers consisting of approximately 160 advisors with managed portfolios; upon signature of the approximately 430 million euro contract, that is at 00.01 hours on 1 May 2007, the disposal of the aforementioned department to Banca CR Firenze became effective.

The ordinary Shareholders' Meeting held on 26 April 2007 approved the financial statements for 2006 and the proposal for the distribution of the profits for that year, which includes the payment of a unit dividend of €0.10, to be issued on 21 May 2007.
The renewal of the corporate offices expiring also took place during the ordinary shareholders' meeting.
In particular, through voting by candidate lists, the Board of Statutory Auditors was renewed for the years from 2007 to 2009. From the majority list, presented by the Cassa di Risparmio di Firenze body, two statutory auditors were elected: Dr. Vieri Fiori (outgoing Chairman of the Board of Statutory Auditors) and Dr. Marco Sacconi (whose appointment is confirmed) as well as an alternate auditor, Dr. Francesco Mancini, whose appointment is new. The following persons were elected from the minority list presented by Intesa Sanpaolo S.p.A.: the Chairman of the Board of Statutory Auditors Dr. Domenico Muratori (a statutory auditor in the preceding mandate) and an alternate auditor, Mr, Angelo Falbo, attorney-at-law, (confirmed).
The office of Board member Dr. Federico Vecchioni, who was co-opted by the Board on 2 October, 2006 was confirmed; he replaces Prof. Pier Giovanni Marzili who is deceased.
The ordinary Shareholders' Meeting also renewed the authorisation to the Board of Directors to carry out transactions on own shares, under the terms set by the Board.
The extraordinary shareholders' meeting introduced amendments to the by-laws in order to comply with the new regulations for listed companies; in particular the procedures for the calling of the shareholders' meeting through publication of the notice on a nationally distributed newspapers, the procedures for appointment of the Board of Statutory Auditors through voting by lists of candidates and of the Chairman of the Board of Statutory Auditors, the requirements for the assumption of the office of auditor and the powers of the auditors insofar as calling the Administrative Organs, while the appointment of the executive in charge of preparing the financial documents of the company and the requirements therefore were set.

Outlook

The continued organisational rationalisation and optimisation of resources in an overall context focused on re-dimensioning in order to better take advantage of common synergies and sales penetration has produced obvious results as can be seen in the 2006 financial statements and those for the first quarter of 2007; further customer loyalty was achieved also on account of the reliability and value of the Group brands. The ability to operate in multiple areas in order to provide a total offer characterises the Group due to the balance it has achieved between assets and liabilities, short and medium-long term and direct and indirect borrowing which offset any negative effects inherent in individual sectors and provide development possibilities that are well structured and in line with the growth objectives.
On this basis, we believe that the results achieved can be established while the objectives set forth in the Three-Year Plan.

Pursuant to paragraph 2 of art. 154 bis of Legislative Decree 58/98, we hereby declare that the accounting information contained in this quarterly report corresponds to the information contained within the documents and accounting entries and records of the Company.

The executive in charge of preparing the accounting documents.
E. Mancini

GRUPPO
BANCA CR FIRENZE

Relazione Semestrale Consolidata al 30 giugno 2007

Indice

Introduzione

La relazione semestrale al 30 giugno 2007 di Banca CR Firenze SpA ("Banca" o "Capogruppo") è stata predisposta sulla base della normativa emanata dalla CONSOB ("Regolamento emittenti") per le società le cui azioni sono quotate al listino ufficiale della Borsa Italiana, tenendo anche conto delle disposizioni della Circolare 262 della Banca d'Italia - "I bilanci delle banche: schemi e regole di compilazione".
La relazione semestrale al 30 giugno 2007 è costituita dalla relazione degli Amministratori della Capogruppo sull'andamento della gestione, dai prospetti contabili (stato patrimoniale, conto economico, prospetto delle variazioni del patrimonio netto e rendiconto finanziario) sia individuali che consolidati, nonché dalle note esplicative ed integrative consolidate, predisposti in base agli schemi previsti dalla Circolare sopra indicata in ossequio alla quale il prospetto di raccordo tra patrimonio netto e utile d'esercizio della Capogruppo ed i corrispondenti valori del bilancio consolidato viene riportato nella relazione degli Amministratori sull'andamento della gestione.
In conformità alle disposizioni del Regolamento emittenti, i dati esposti nei prospetti contabili e nelle note esplicative ed integrative sono riportati, salvo eventuale diversa indicazione, in milioni di euro; vengono inoltre forniti i valori di raffronto al 30 giugno 2006 ed al 31 dicembre 2006 per quanto riguarda, rispettivamente, i saldi economici ed i valori patrimoniali. In proposito si precisa che in seguito all'incorporazione della Cassa di Risparmio di Mirandola S.p.A. nella Banca, avvenuta con effetto 1° luglio 2006, al fine di fornire un'adeguata rappresentazione dell'andamento reddituale della Capogruppo, nel relativo schema ufficiale del conto economico è stata aggiunta una specifica colonna contraddistinta dalla dizione "pro-forma" contenente i saldi al 30 giugno 2006, determinati ipotizzando di retrodatare al 1° gennaio 2006 gli effetti derivanti da tale operazione straordinaria; i valori rideterminati al 30 giugno 2006 non sono stati peraltro assoggettati a revisione contabile.
In accordo con la normativa sopra indicata e con le raccomandazioni CONSOB emanate in materia, la presente relazione semestrale è stata assoggettata a revisione contabile limitata da parte della PricewaterhouseCoopers S.p.A.

Dati di sintesi del Gruppo Banca CR Firenze

(Importi in milioni di euro)	30 giugno 2007	31 dicembre 2006	30 giugno 2006 (1)	Variazione % (2)
DATI ECONOMICI				
Margine d'interesse netto	316	573	271	+16,6%
Commissioni nette	117	221	120	-2,5%
Margine d'intermediazione lordo	524	1.003	489	+7,2%
Rettifiche di valore nette su crediti e altre attività finanziarie	39	51	14	+178,6%
Margine d'intermediazione netto	485	952	475	+2,1%
Spese di funzionamento	275	593	291	-5,5%
Utile dell'operatività corrente al lordo delle imposte	191	313	162	+17,9%
Utili da operazioni non ricorrenti	0	101	0	n.s.
Utile netto	101	271	89	+13,5%
Comprehensive income (3)	91	212	81	+12,3%
INDICI DI REDDITIVITA'				
ROE (4)	12,6%	20,1%	13,6%	-1,0%
ROE rettificato (5)	11,4%	15,7%	12,4%	-1,0%
Cost / income ratio (6)	52,5%	59,1%	59,5%	-7,0%
DATI PATRIMONIALI				
Totale attività	24.553	23.813	23.201	+3,1%
Crediti verso clientela (esclusi crediti in sofferenza)	15.253	14.477	13.882	+5,4%
Partecipazioni	472	476	450	-0,8%
Passività finanziarie al costo ammortizzato	18.496	17.774	17.264	+4,1%
Patrimonio netto	1.646	1.620	1.512	+1,6%
ATTIVITA' FINANZIARIE DELLA CLIENTELA				
Attività finanziarie totali	41.141	38.918	36.865	+5,7%
Raccolta diretta	17.720	17.009	15.995	+4,2%
Raccolta indiretta	23.421	21.909	20.870	+6,9%
- Risparmio amministrato	12.740	11.470	10.585	+11,1%
- Risparmio gestito	10.681	10.439	10.285	+2,3%
- Gestioni patrimoniali (GPM - GPS - GPF)	2.493	2.602	2.600	-4,2%
- Fondi	5.426	5.106	4.787	+6,3%
- Assicurazioni	2.689	2.669	2.646	+0,7%
- Fondi di previdenza complementare	73	62	52	+17,7%
INDICI DI RISCHIOSITA' DEL CREDITO				
Crediti netti in sofferenza / Crediti netti verso la clientela	0,99%	1,03%	1,06%	-0,04%
Altri crediti deteriorati netti/ Crediti netti verso la clientela	1,45%	1,54%	1,69%	-0,09%
Crediti deteriorati netti / Crediti netti verso la clientela	2,44%	2,57%	2,75%	-0,13%
COEFFICIENTI DI SOLVIBILITA'				
Patrimonio di base / Attivo ponderato	6,32%	6,22%	5,72%	+0,10%
Patrimonio di Vigilanza / Attivo ponderato	9,08%	9,34%	9,31%	-0,26%
INFORMAZIONI SUL TITOLO AZIONARIO (7)				
Numero azioni in circolazione (in milioni)	828,5	827,3	825,0	+0,1%
Quotazione per azione (in €)				
- media	5,417	4,000	3,957	+35,4%
- minima	4,250	3,448	3,448	+23,2%
- massima	6,633	4,662	4,662	+42,3%
Utile netto per azione (in €)	0,122	0,328	0,108	+13,0%
Utile netto diluito per azione (in €) (8)	0,122	0,328	0,108	+13,0%
Dividendo unitario (in €) (9)	0,100	0,100	0,087	+15,4%
Book value per azione (in €) (10)	1,987	1,958	1,833	+1,5%
Dividendo / prezzo medio annuo (%)	1,85%	2,50%	2,19%	-0,65%
STRUTTURA OPERATIVA				
Dipendenti	6.165	5.929	6.083	+4,0%
Promotori finanziari	328	167	171	+96,4%
Filiali bancarie	567	553	532	+2,5%
Spazi finanziari	60	31	30	+93,5%
Centri imprese e private	42	40	37	+5,0%

(1) I dati di conto economico al 30 giugno 2006 sono stati riclassificati tenendo conto dell'evoluzione dottrinale sull'applicazione dei principi IAS/IFRS intervenuta nell'anno 2006 e recepita nei bilanci individuali predisposti dalle società del Gruppo, per i quali la data di prima applicazione di tali principi contabili è stata il 31 dicembre 2006. Si segnala in particolare che la voce 180 b) "altre spese amministrative" e la voce 220. "altri oneri/proventi di gestione" sono state oggetto di riclassifiche relative allo storno delle rettifiche IAS/IFRS effettuate sull'ammontare dell'imposta sostitutiva applicata ai finanziamenti a medio-lungo termine, nonché agli oneri per imposte indirette relative alle società strumentali, secondo lo stesso principio adottato in sede di redazione del bilancio consolidato al 31 dicembre 2006

(2) Le variazioni dei dati economici e reddituali sono state calcolate rispetto al 30 giugno 2006

(3) Utile netto +/- Variazione delle riserve da valutazione delle attività finanziarie disponibili per la vendita. Si segnala che il dato al 30 giugno 2006 include le rivalutazioni maturate a tale data, principalmente relative al titolo Sanpaolo IMI, ceduto nel settembre 2006.

(4) Utile netto / Patrimonio netto contabile medio degli ultimi due esercizi escluso l'utile netto

(5) Comprehensive income / Patrimonio netto contabile medio degli ultimi due esercizi escluso l'utile netto

(6) Spese di funzionamento/Margine d'intermediazione lordo

(7) Si ricorda che il 5 marzo 2007 è stato effettuato l'accorpamento delle azioni, di conseguenza i dati raffrontativi sono stati riallineati a tale operazione

(8) Calcolato quantificando gli effetti di tutte le potenziali azioni ordinarie aventi impatti di diluizione secondo quanto disposto dallo IAS 33.

(9) Si fa riferimento all'ultimo dividendo distribuito dalla Capogruppo.

(10) Patrimonio netto / numero di azioni in circolazione

1. Schemi di bilancio consolidato riclassificati

Al fine di assicurare una migliore comprensione dell'andamento della gestione del Gruppo e dei suoi principali aggregati economico-patrimoniali, si è provveduto ad elaborare gli schemi riclassificati di conto economico e stato patrimoniale che seguono, partendo dai prospetti contabili "ufficiali"; in particolare, il contributo delle voci tipiche del comparto assicurativo al "Margine d'intermediazione lordo" è convenzionalmente evidenziato nella voce gestionale "Risultato netto della gestione assicurativa". Le riclassifiche effettuate sono state le seguenti:

1. Conto economico consolidato riclassificato:

- ripartizione della voce 220-"Altri oneri/proventi di gestione" nella voce gestionale "Recuperi su depositi a risparmio e su conti creditori" (inclusi nel margine d'intermediazione lordo) e nelle sottovoci gestionali "Recuperi spese" (ricompresi nelle spese di funzionamento) e "Altri oneri e proventi di gestione residuali" (riportati fra gli "Altri costi e ricavi dell'operatività corrente");
- aggregazione delle voci 70-"Dividendi e proventi simili", 240-"Utili (perdite) delle partecipazioni" e di parte della voce 270-"Utili (perdite) da cessione di investimenti" per proventi da cessione di interessenze partecipative in società controllate, nella voce gestionale "Dividendi e utili (perdite) delle partecipazioni";
- aggregazione delle voci 80-"Risultato netto dell'attività di negoziazione" e 100-"Utili (perdite) da cessione di crediti e altre attività finanziarie" nella voce gestionale "Risultato delle attività e passività finanziarie", a meno degli utili realizzati su operazioni "non ricorrenti " che vengono evidenziati a parte nella voce gestionale "Utili da operazioni non ricorrenti";
- aggregazione delle voci 110-"Risultato netto delle attività e passività finanziarie valutate al fair value", 150-"Premi netti" e 160-"Saldo altri proventi/oneri della gestione assicurativa" nella voce gestionale "Risultato netto della gestione assicurativa";
- aggregazione nella voce gestionale "Altri costi e ricavi dell'operatività corrente" della sottovoce gestionale "Altri oneri e proventi di gestione residuali", della voce 250-"Risultato netto della valutazione al fair value delle attività materiali e immateriali", della parte residua della voce 270-"Utili (perdite) da cessione di investimenti" e della voce 310-"Utile (perdita) dei gruppi di attività in via di dismissione al netto delle imposte";

2. Stato patrimoniale consolidato riclassificato:

- inclusione tra le "Altre attività" delle voci 110-"Riserve tecniche a carico dei riassicuratori" e 150-"Attività non correnti e gruppi di attività in via di dismissione";
- inclusione tra le "Altre passività" della voce 90-"Passività associate ad attività in via di dismissione"; dalle suddette passività è stato inoltre estrapolato ed evidenziato separatamente l'ammontare degli "Impegni all'acquisto di strumenti patrimoniali";
- aggregazione nella voce "Patrimonio netto" delle voci 140-"Riserve da valutazione", 170-"Riserve", 180-"Sovrapprezzi di emissione", 190-"Capitale", 200-"Azioni proprie" e 220-"Utile (perdita) d'esercizio".

Conto economico consolidato riclassificato

Codice voce dello schema di bilancio obbligatorio (1)	VOCI (importi in milioni di euro)	30 giugno 2007	30 giugno 2006	Variazione assoluta	Variazione %
30	**Margine d'interesse**	**317**	**269**	**48**	**+17,8%**
90	Risultato netto dell'attività di copertura	-1	2	-3	n.s.
	Margine d'interesse netto	**316**	**271**	**45**	**+16,6%**
60	Commissioni nette	117	120	-3	-2,5%
di cui di 220	Recuperi su depositi a risparmio e su conti creditori	30	31	-1	-3,2%
70, 240 e parte della 270	Dividendi e utili (perdite) delle partecipazioni	30	38	-8	-21,1%
80 e 100	Risultato delle attività e passività finanziarie	27	21	6	+28,6%
110, 150 e 160	Risultato netto della gestione assicurativa	4	8	-4	-50,0%
	Margine d'intermediazione lordo	**524**	**489**	**35**	**+7,2%**
130	Rettifiche di valore nette su crediti e altre attività finanziarie	-39	-14	-25	+178,6%
	Margine d'intermediazione netto	**485**	**475**	**10**	**+2,1%**
	Spese di funzionamento:	-275	-291	16	-5,5%
180 a)	*- Spese per il personale*	*-181*	*-198*	*17*	*-8,6%*
180 b)	*- Altre spese amministrative*	*-101*	*-97*	*-4*	*+4,1%*
200 e 210	*- Rettifiche di valore nette su attività materiali e immateriali*	*-18*	*-19*	*1*	*-5,3%*
di cui di 220	*- Altri proventi di gestione netti (recuperi spese)*	*25*	*23*	*2*	*+8,7%*
	Risultato operativo netto	**210**	**184**	**26**	**+14,1%**
190	Accantonamenti netti ai fondi per rischi e oneri	-11	-14	3	-21,4%
di cui di 220, 250, residuo 270 e 310	Altri costi e ricavi dell'operatività corrente	-8	-8	0	0,0%
	Utile dell'operatività corrente al lordo delle imposte	**191**	**162**	**29**	**+17,9%**
290	Imposte sul reddito	-73	-57	-16	+28,1%
330	Utile di pertinenza di terzi	-17	-16	-1	+6,3%
	Utile netto	**101**	**89**	**12**	**+13,5%**

(1) Nella colonna sono indicati i codici delle voci degli schemi obbligatori di bilancio i cui ammontari confluiscono nelle voci del presente schema riclassificato (Comunicazione Consob n°DEM/6064293 del 28 07 2006).

Stato patrimoniale consolidato riclassificato

Codice voce dello schema di bilancio obbligatorio (1)	ATTIVO (importi in milioni di euro)	30 giugno 2007	31 dicembre 2006	Variazione assoluta	Variazione %
10	**Cassa e disponibilità liquide**	**197**	**230**	**-33**	**-14,3%**
	Attività finanziarie	**22.502**	**21.687**	**815**	**+3,8%**
	Crediti	17.499	16.300	1.199	+7,4%
60	*- crediti verso banche*	*2.094*	*1.672*	*422*	*+25,2%*
70	*- crediti verso clientela*	*15.405*	*14.628*	*777*	*+5,3%*
	Attività finanziarie negoziabili	4.999	5.380	-381	-7,1%
20	*- attività finanziarie di negoziazione*	*246*	*546*	*-300*	*-54,9%*
30	*- attività finanziarie valutate al fair value*	*1.563*	*1.531*	*32*	*+2,1%*
40	*- attività finanziarie disponibili per la vendita*	*3.190*	*3.303*	*-113*	*-3,4%*
80	Derivati di copertura	4	7	-3	-42,9%
	Immobilizzazioni	**1.260**	**1.256**	**4**	**+0,3%**
100	Partecipazioni	472	476	-4	-0,8%
120 e 130	Attività materiali ed immateriali	788	780	8	+1,0%
140	**Attività fiscali**	**217**	**274**	**-57**	**-20,8%**
110 e 160	**Altre attività**	**377**	**366**	**11**	**+3,0%**
	Totale attivo	**24.553**	**23.813**	**740**	**+3,1%**

Codice voce dello schema di bilancio obbligatorio (1)	PASSIVO (importi in milioni di euro)	30 giugno 2007	31 dicembre 2006	Variazione assoluta	Variazione %
	Passività finanziarie	**19.615**	**18.953**	**662**	**+3,5%**
	Passività finanziarie al costo ammortizzato	18.496	17.774	722	+4,1%
10	*- debiti verso banche*	*859*	*816*	*43*	*+5,3%*
20	*- debiti verso clientela*	*11.668*	*11.389*	*279*	*+2,4%*
30	*- debiti rappresentati da titoli*	*5.969*	*5.569*	*400*	*+7,2%*
40	Passività finanziarie di negoziazione	83	51	32	+62,7%
50	Passività finanziarie valutate al fair value	989	1.099	-110	-10,0%
60	Derivati di copertura	47	29	18	+62,1%
di cui di 100	**Impegni all'acquisto di strumenti patrimoniali**	**120**	**165**	**-45**	**-27,3%**
80	**Passività fiscali**	**112**	**159**	**-47**	**-29,6%**
	Fondi a destinazione specifica	**421**	**448**	**-27**	**-6,0%**
110	Trattamento di fine rapporto del personale	149	180	-31	-17,2%
120	Fondi per rischi e oneri e fondi di quiescenza	272	268	4	+1,5%
130	**Riserve tecniche**	**1.660**	**1.547**	**113**	**+7,3%**
90 e di cui di 100	**Altre passività**	**853**	**777**	**76**	**+9,8%**
210	**Patrimonio di terzi**	**126**	**144**	**-18**	**-12,5%**
da 140 a 200 e 220	**Patrimonio netto**	**1.646**	**1.620**	**26**	**+1,6%**
	Totale passivo	**24.553**	**23.813**	**740**	**+3,1%**

(1) Nella presente colonna sono indicati i codici delle voci degli schemi obbligatori di bilancio i cui ammontari confluiscono nelle voci del presente schema riclassificato (Comunicazione Consob n°DEM/6064293 del 28.07.2006).

2. La composizione del Gruppo

	Partecipazione Diretta Banca CR Firenze S.p.A.	CR Pistoia e Pescia S.p.A.	CR Civitavecchia S.p.A.	CR Orvieto S.p.A.	CR La Spezia S.p.A.	Ge.FI.L. S.p.A.	Infogroup S.p.A.	Citylife S.p.A.	Totale
Società del Gruppo Bancario									
Cassa di Risparmio della Spezia S.p.A.	79,999%								79,999%
Cassa di Risparmio di Orvieto S.p.A.	73,570%								73,570%
Cassa di Risparmio di Pistoia e Pescia S.p.A.	60,000%								60,000%
Banca C.R. Firenze Romania S.A.	56,229%								56,229%
Cassa di Risparmio di Civitavecchia S.p.A.	51,000%								51,000%
CR Firenze Gestion Internationale S.A.	80,000%								80,000%
Perseo Finance S.r.l. (1)	60,000%								60,000%
Infogroup S.p.A.	94,000%	4,000%	1,000%	1,000%					100,000%
Citylife S.p.A.	60,000%						40,000%		100,000%
Tebe Tours S.p.A.	100,000%								100,000%
Ge.FI.L. S.p.A. (Gestione Fiscalità Locale)					100,000%				100,000%
Immobiliare Nuova Sede S.r.l.	100,000%								100,000%
Altre Società controllate									
Centrovita Assicurazioni S.p.A.	43,000%	8,000%							51,000%
Società bancarie e finanziarie partecipate almeno al 20%									
Soprarno SGR S.p.A.	47,500%								47,500%
Findomestic Banca S.p.A.	47,170%	2,830%							50,000%
Centro Leasing Banca S.p.A. (2)	33,920%	7,084%	0,561%	1,182%	0,790%				43,537%
Centro Factoring S.p.A.	41,767%	5,729%		0,033%	0,164%				47,693%
Sviluppo Industriale S.p.A.		29,187%							29,187%
Equitalia Spezia S.p.A. (3)					25,000%				25,000%
Spezia Risorse S.p.A.						20,000%			20,000%
Altre Società partecipate almeno al 20%									
Immobiliare Novoli S.p.A. (3)	25,000%								25,000%
Ce.Spe.Vi. S.r.l.		20,000%							20,000%
ET Group S.r.l.								42,723%	42,723%

(1) Nel mese di agosto 2007 è stata ceduta a terzi l'intera quota partecipativa di tale società.

(2) La partecipazione del Gruppo in Centro Leasing Banca S.p.A. è salita all'87,112% determinando l'assunzione del controllo anche di Centro Factoring S.p.A., nel perimetro di consolidamento sono quindi entrate anche le altre partecipate di Centro Leasing Banca S.p.A. ovvero: le società controllate Centro Leasing Rete S.p.A. e Centro Leasing G.m.b.h., Aci Leasing Friuli Venezia Giulia S.p.A. (finanziaria partecipata almeno al 20%), Euroasset Italia S.r.l. e Safi S.r.l. (quest'ultima detenuta tramite Centro Leasing Rete S.p.A. e facente parte delle "altre società partecipate almeno al 20%"); in linea con quanto indicato dal principio IAS 27 la business combination ha avuto luogo nel luglio 2007 e, conseguentemente, è stata contabilizzata dopo la chiusura del primo semestre.

(3) Società classificate nel portafoglio "AFS" in relazione alle caratteristiche dell'investimento partecipativo.

Relazione sulla gestione consolidata

Al 30 giugno 2007 la configurazione del Gruppo Bancario è la seguente:

- Banca CR Firenze S.p.A. – Banca Capogruppo con sede in Firenze;
- Cassa di Risparmio di Civitavecchia S.p.A. – Banca con sede in Civitavecchia (Roma);
- Cassa di Risparmio di Orvieto S.p.A. – Banca con sede in Orvieto (TR);
- Cassa di Risparmio di Pistoia e Pescia S.p.A. – Banca con sede in Pistoia;
- Cassa di Risparmio della Spezia S.p.A. – Banca con sede in La Spezia;
- Banca CR Firenze Romania S.A. – Banca con sede in Bucharest (Romania);
- CR Firenze Gestion Internationale S.A. – Società di gestione di fondi comuni di investimento con sede in Lussemburgo;
- Perseo Finance S.r.l. – Società finanziaria con sede in Conegliano Veneto (TV);
- Infogroup S.p.A. – Società strumentale con sede in Firenze;
- Citylife S.p.A.– Società strumentale con sede in Firenze;
- Tebe Tours S.p.A. – Società strumentale con sede in Mirandola (MO);
- GE.FI.L S.p.A. Gestione Fiscalità Locale – Società finanziaria di riscossione tributi locali;
- Immobiliare Nuova Sede S.r.l. – Società strumentale con sede in Firenze.

Le principali variazioni intervenute nel primo semestre 2007 riguardano l'incremento della partecipazione detenuta da Banca CR Firenze S.p.A. in Cassa di Risparmio della Spezia S.p.A. e l'ingresso nel Gruppo della società Immobiliare Nuova Sede S.r.l.; si segnala inoltre che nel mese di agosto 2007 è stata ceduta a terzi l'intera quota partecipativa in Perseo Finance S.r.l., che al 30 giugno 2007 è stata pertanto considerata in via di dismissione.

Cassa di Risparmio della Spezia S.p.A.

In esecuzione di un accordo firmato il 2 marzo 2007 con la Fondazione Cassa di Risparmio della Spezia, Banca CR Firenze S.p.A. ha acquistato, in data 23 maggio 2007, per un corrispettivo, dopo lo stacco cedola, di circa 46,3 milioni di euro, n. 17.443.000 azioni ordinarie Cassa di Risparmio della Spezia S.p.A., rappresentative di circa l'11,906% del capitale sociale della banca che hanno fatto salire la propria partecipazione dal 68,093% al 79,999%. La Cassa di Risparmio della Spezia S.p.A ha modificato il proprio Statuto per adeguarlo ai principali accordi di governance contenuti nel nuovo Patto Parasociale entrato in vigore, in sostituzione di quello previgente, alla data del predetto trasferimento azionario.

Immobiliare Nuova Sede S.r.l.

L'assemblea di Immobiliare Nuova Sede S.r.l., soggetta a direzione e coordinamento da parte del socio unico Banca CR Firenze S.p.A., ha approvato in data 4 aprile 2007 una modifica statutaria, per effetto della quale la società ha assunto la natura di "strumentale" ai fini della normativa di Vigilanza; con decorrenza 17 maggio 2007, Immobiliare Nuova Sede S.r.l. risulta pertanto iscritta dalla Banca d'Italia nel Gruppo Banca CR Firenze.

Soprarno SGR S.p.A.

Soprarno Sgr, costituita nel mese di agosto 2006 in partnership paritetica con Banca Ifigest S.p.A. ed autorizzata dalla Banca d'Italia, in data 15 gennaio 2007, alla prestazione dei servizi di gestione del risparmio con iscrizione all'Albo delle Sgr al n. 236, ha allargato la compagine sociale a due soggetti privati.
Come previsto negli accordi sottoscritti in fase di costituzione della società, infatti, Banca CR Firenze S.p.A. e Banca Ifigest S.p.A. hanno ceduto, nel mese di marzo 2007, una quota pari al 2,5% ciascuna, a scopo di fidelizzazione e incentivazione a due gestori della società. L'interessenza del Gruppo si è ridotta pertanto dal 50% al 47,5%. La società ha avviato la sua operatività a metà luglio 2007.

Centro Leasing Banca S.p.A.

In data 13 aprile 2007 è stato firmato con BNP Paribas Lease Group S.A. un contratto per l'acquisizione di ulteriori n.13.618.175 azioni ordinarie Centro Leasing Banca S.p.A. corrispondenti al 43,54% del capitale ad un prezzo di euro 5,50 euro per azione per un controvalore di 74,9 milioni di euro circa, di poco superiore alla corrispondente frazione di patrimonio netto contabile. L'esecuzione del contratto era subordinata all'ottenimento delle autorizzazioni di Legge e in particolare di Banca d'Italia, pervenuta in data 11 luglio 2007. In pari data è stato perfezionato l'acquisto della partecipazione dal socio francese; conseguentemente, l'interessenza di Gruppo in Centro Leasing Banca S.p.A. è salita all'87,075% e ciò ha determinato anche l'assunzione del controllo di Centro Factoring S.p.A. (di cui Centro Leasing Banca S.p.A. detiene a sua volta il 14,946%). Nel mese di luglio è stato inoltre sottoscritto pro-quota da tutte le banche italiane del Gruppo un aumento di capitale da 110.728.591,02 euro a 155.020.051,50 euro (deliberato in data 4 giugno 2007), ovvero per un importo di 44.291.460,48 euro, da attuarsi con l'emissione di n. 12.511.712 al valore nominale di euro 3,54 euro ciascuna; al termine di tale operazione l'interessenza di Gruppo è salita all'87,112%, in seguito alla sottoscrizione di azioni inoptate.

3. Lo scenario economico e di settore

Il recente quadro macroeconomico internazionale appare contraddistinto da un lato dalla continua accelerazione dello sviluppo della Cina (la cui economia sino a ora ha reagito poco agli interventi restrittivi delle autorità di politica economica) e delle altre economie emergenti, in particolare India e Russia, e dall'altro dalle incertezze che ancora sussistono riguardo alle modalità di rallentamento dell'economia Usa, in seguito alla crisi del mercato immobiliare e dei mutui sub-prime.
La crescita USA dovrebbe raggiungere il suo punto di minimo nel 2007 con un PIL atteso al +2,0%, mentre a partire dal prossimo anno dovrebbe tornare ad evidenziare una dinamica più sostenuta. I contraccolpi sull'economia mondiale non dovrebbero essere drammatici e anche in considerazione del peso che vanno assumendo le economie emergenti il tasso di crescita del PIL mondiale dovrebbe attestarsi al +4,9% a fine 2007, solo in lieve rallentamento rispetto al dato del 2006 (+5,2%). Più marcato sarà invece il rallentamento nel commercio internazionale per cui è prevista una crescita del +6,5% (+9,1% nel 2006).
Con riferimento all'economia dell'UEM, nel primo trimestre del 2007 la crescita del PIL ha registrato un rallentamento attestandosi a +0,6% (+0,9% nel quarto trimestre del 2006). Tale rallentamento è da imputare principalmente ai consumi privati per effetto dell'andamento negativo di quelli tedeschi, mentre gli investimenti sono risultati in accelerazione. Per quanto riguarda gli scambi netti con l'estero, a fronte di una sostanziale stabilità del livello delle esportazioni rispetto al quarto trimestre del 2006, l'aumento delle importazioni, anche se in decelerazione, ha determinato un contributo negativo alla crescita del PIL. Le stime per la fine del 2007, sebbene condizionate da elevata incertezza derivante dal possibile impatto sul ciclo economico delle recenti difficoltà finanziarie originate dalle crisi del mercato immobiliare e dei mutui sub-prime USA, evidenziano per l'UEM una crescita del PIL del +2,7%, sostanzialmente in linea con quanto registrato nel 2006.
Per quanto riguarda l'economia italiana, la fase di ripresa iniziata nel corso del 2005 sembra avere già raggiunto il suo culmine: il ritmo di crescita congiunturale del PIL nel primo trimestre di quest'anno è infatti sceso allo 0,3% con una decelerazione in parte attesa, dopo l'eccezionale crescita all'1,1% del quarto trimestre del 2006, ma che colloca nuovamente il nostro paese fra i più lenti in Europa. Di fatto nei primi tre mesi dell'anno, tra i principali paesi dell'UEM, l'Italia ha messo a segno la performance peggiore non solo in termini di PIL ma soprattutto con riferimento alla produzione industriale che, nuovamente dopo circa un anno, è risultata in contrazione. A sostenere la crescita del PIL del primo trimestre sono stati esclusivamente i settori dell'agricoltura, delle costruzioni e dei servizi. Dal lato della domanda il rallentamento del ritmo di crescita del PIL è riconducibile a tutte le componenti ad eccezione, ed in controtendenza rispetto all'UEM considerata nel suo complesso, della spesa delle famiglie che è risultata in ripresa, grazie soprattutto alla domanda di beni durevoli, stimolata dagli incentivi fiscali previsti dalla Finanziaria 2007.
Per il secondo ed i successivi trimestri dell'anno gli indicatori congiunturali e le indagini di fiducia presso le imprese evidenziano tuttavia uno scenario più incoraggiante. Nonostante il previsto ridimensionamento del tasso di espansione delle esportazioni, in linea con il rallentamento del commercio internazionale e con un valore del tasso di cambio che si manterrà su livelli elevati anche nella seconda parte dell'anno, la spesa delle famiglie dovrebbe continuare a crescere in misura superiore al reddito disponibile e la domanda di beni di investimento, pur condizionata dalla stagnazione del primo trimestre, dovrebbe mostrare una dinamica in accelerazione alla fine del 2007. Complessivamente, per il nostro paese la stima relativa alla crescita del PIL attesa per il 2007 si attesta a +1,8%, solo in lieve decelerazione rispetto al 2006 (+1,9%). Così come affermato con riferimento all'economia UEM, anche per l'economia italiana rimangono tuttavia le incertezze legate agli impatti sul ciclo economico derivanti dalla crisi che ha investito i principali mercati finanziari internazionali nel corso del mese di agosto.
In merito alla politica monetaria dell'UEM, la Banca Centrale Europea, in linea con quanto atteso ormai da diversi mesi, nel meeting di giugno ha portato il tasso sui rifinanziamenti principali al 4%. Nel meeting del 2 agosto la BCE, affermando di seguire con "con forte vigilanza" l'aumento dei rischi di inflazione, ha lasciato aperta la strada per ulteriori manovre restrittive già dal mese di settembre: la forte turbolenza dei mercati registrata nel mese di agosto, la conseguente immissione di liquidità nel sistema da parte della stessa BCE, nonché la mossa della FED, che ha tagliato di mezzo punto il tasso sui prestiti bancari, inducono a ritenere probabile uno slittamento di tali manovre, non l'opportunità di attuarle, anche al fine di non creare ulteriori tensioni nei mercati finanziari.
I mercati obbligazionari nel corso del secondo trimestre del 2007 hanno evidenziato un andamento negativo; durante i mesi estivi, tuttavia, le turbolenze che hanno interessato i mercati finanziari hanno provocato massicci "fligh to quality" (vendita di attività rischiose e acquisto di titoli di stato). Conseguentemente, i rendimenti dei titoli governativi dell'UEM e delle principali economie hanno conosciuto una diminuzione, favorita altresì dalle mutate aspettative degli operatori riguardo le future mosse di politica monetaria da parte delle principali Banche Centrali. Questo recupero dei corsi obbligazionari è riconducibile alla volontà degli operatori di ridurre il grado di rischio nei loro portafogli ed appare quindi un fenomeno più transitorio che strutturale. A livello aggregato, si registrano da inizio anno performances marginalmente positive per i titoli governativi a breve-media scadenza dell'UEM, mentre i titoli corporate e "high yield" hanno sofferto l'incremento degli spread.
Per quanto riguarda i mercati azionari, dopo un brillante bimestre aprile-maggio in cui i principali listini avevano abbondantemente superato le difficoltà evidenziate precedentemente, nei mesi estivi le borse internazionali hanno registrato un brusco ridimensionamento, sulla scia della difficoltà del settore sub-prime USA e di altri squilibri legati prevalentemente alla bassa valutazione del rischio da parte degli operatori. Attualmente l'indice MSCI World, che racchiude tutte le borse mondiali, evidenzia un ritorno sostanzialmente nullo da inizio anno, mentre tra i principali indici

internazionali si registra un buon guadagno per il Dow Jones (+5,3%) e per il Dax tedesco (+12%). L'indice italiano S&P/Mib registra, invece, una perdita di circa il 6%.
Con riferimento al mercato del credito la dinamica degli impieghi bancari ha manifestato, a giugno 2007, una dinamica in accelerazione: infatti, gli impieghi complessivi del totale banche in Italia hanno segnato un tasso di crescita tendenziale annuo pari al +10,8%, che si raffronta al +10,2% di giugno 2006. L'ammontare degli impieghi complessivi del totale banche in Italia è risultato pari a 1.390,7 miliardi di euro, segnando un flusso di nuovi impieghi di 131,2 miliardi di euro rispetto a giugno 2006. La dinamica degli impieghi continua ad essere sostenuta sia dalla componente a protratta scadenza che da quella a breve termine: le variazioni tendenziali di queste componenti degli impieghi bancari sono risultate pari al +11,0% per il segmento a medio e lungo termine (+12,9% a giugno 2006) ed al +10,4% per quello a breve termine (+5,8% a giugno 2006).
La raccolta bancaria alla fine di giugno 2007 è risultata pari a 1.225,5 miliardi di euro, segnando una variazione positiva del +7,8%, che si raffronta al +7,2% di giugno 2006: lo stock della raccolta è aumentato nel corso dell'ultimo anno di circa 88 miliardi di euro. Considerando le diverse componenti del funding, si osserva un tasso di crescita annuo pari al +4,3% (+5,5% a giugno 2006) per i depositi da clientela ed una dinamica più sostenuta delle obbligazioni delle banche con una crescita del +12,9% a giugno 2007 (+9,8% a giugno 2006).
I tassi bancari hanno fatto registrare, in linea con le indicazioni di politica monetaria della BCE, una generale crescita: il tasso medio della raccolta bancaria da clientela si è collocato a giugno 2007 al 2,58%, in aumento rispetto a giugno 2006 di 65 punti base; il tasso medio sul totale dei prestiti a famiglie e società non finanziarie si è collocato, sempre a giugno 2007, al 5,73%, 77 punti base al di sopra di quanto segnato a giugno 2006.
Con specifico riguardo alla raccolta indiretta, gli ultimi dati sulla consistenza dei titoli a custodia (sia in gestione che detenuti direttamente dalla clientela), pari 1.705,6 miliardi di euro ad aprile 2007 (ultimo dato disponibile), mostrano come essa sia cresciuta del +2,9% rispetto a 12 mesi prima.
Le gestioni patrimoniali bancarie alla fine di aprile 2007 (ultimo dato disponibile) ammontano a 150,2 miliardi di euro, registrando una variazione negativa del 7,7% rispetto ad aprile 2006. Esse rappresentano l'8,8% della raccolta indiretta (contro il 9,8% di 12 mesi prima).
A giugno 2007 il patrimonio dei fondi comuni e sicav di diritto italiano ed estero è risultato pari a 610,4 miliardi di euro. Analizzando la composizione per tipologia del patrimonio, si rileva come nell'ultimo anno la quota dei fondi azionari sia passata dal 24,5% al 25,7%, quella dei fondi flessibili sia salita dal 7,5% di giugno 2006 all'11,3% di giugno 2007 e la quota dei fondi hedge sia cresciuta dal 4,2% al 5,6%; sono, invece, risultate in diminuzione le quote dei fondi bilanciati (dal 7,6% al 6,4%), dei fondi obbligazionari (dal 42,4% al 37,4%) e dei fondi di liquidità (dal 13,8% al 13,6%). Sempre a giugno 2007 si è registrata una contrazione della raccolta netta dei fondi comuni di investimento istituiti da intermediari italiani: essa risulta infatti negativa per 3.980 milioni di euro.

4. L'andamento reddituale

Premessa

Nel corso del primo semestre del 2007 l'attività del Gruppo è stata caratterizzata, in linea con gli obiettivi indicati nel budget e nel piano triennale, da efficaci azioni commerciali "client oriented", allo scopo di migliorare il servizio reso alla clientela, in un ambito di razionalizzazione e contenimento dei costi.
Sono stati conseguiti risultati significativi in termini economici, patrimoniali e finanziari, in un quadro di forte attenzione verso la migliore e più efficiente allocazione del capitale, il presidio del rischio e la creazione di valore.
Si ricorda che i dati di conto economico al 30 giugno 2006 sono stati riclassificati tenendo conto dell'evoluzione dottrinale sull'applicazione dei principi IAS/IFRS intervenuta nell'anno 2006 e recepita nei bilanci individuali predisposti dalle società del Gruppo, per i quali la data di prima applicazione di tali principi contabili è stata il 31 dicembre 2006. Si segnala in particolare che la voce 180. b) "altre spese amministrative" e la voce 220. "altri oneri/proventi di gestione" sono state oggetto di riclassifiche relative allo storno delle rettifiche IAS/IFRS effettuate sull'ammontare dell'imposta sostitutiva applicata ai finanziamenti a medio-lungo termine, nonché agli oneri per imposte indirette relative alle società strumentali, secondo lo stesso principio adottato in sede di redazione del bilancio consolidato al 31 dicembre 2006; le suddette riclassifiche non hanno peraltro originato variazioni dell'utile netto del 1° semestre 2006.

Sintesi dei risultati

Importi in milioni di euro	30 giugno 2007	30 giugno 2006	Variazione assoluta	Variazione %
Margine d'interesse	317	269	48	+17,8%
Margine d'interesse netto	316	271	45	+16,6%
Margine d'intermediazione lordo	524	489	35	+7,2%
Margine d'intermediazione netto	485	475	10	+2,1%
Risultato operativo netto	210	184	26	+14,1%
Utile dell'operatività corrente al lordo delle imposte	191	162	29	+17,9%
Utile netto	**101**	**89**	**12**	**+13,5%**

L'utile netto conseguito nei primi sei mesi del 2007, pari a 101 milioni di euro, ha registrato un incremento di 12 milioni di euro (+13,5%) in raffronto al medesimo periodo del precedente esercizio, ben testimoniato dalla crescita di tutti i margini reddituali esposti nella tabella soprastante, di seguito commentati nel dettaglio.

Il margine d'interesse

Importi in milioni di euro	30 giugno 2007	30 giugno 2006	Variazione assoluta	Variazione %
Interessi netti clientela	345	282	63	+22,3%
Interessi attivi clientela	*435*	*336*	*99*	*+29,5%*
Interessi passivi clientela	*-90*	*-54*	*-36*	*+66,8%*
Interessi netti su titoli	-36	-16	-20	+125,0%
Interessi attivi su titoli	*63*	*52*	*11*	*+21,4%*
Interessi passivi su titoli (al netto dei differenziali su operazioni di copertura)	*-99*	*-68*	*-31*	*+45,7%*
Interessi netti banche	10	6	4	+66,8%
Interessi attivi banche	*31*	*22*	*9*	*+40,9%*
Interessi passivi banche	*-21*	*-16*	*-5*	*+31,2%*
Altri interessi netti	-2	-3	1	n.s.
Margine d'interesse	**317**	**269**	**48**	**+17,8%**
Risultato dell'attività di copertura	-1	2	-3	n.s.
Margine d'interesse netto	**316**	**271**	**45**	**+16,6%**

Il significativo incremento del margine d'interesse netto rispetto al 30 giugno 2006 (+16,6%) è principalmente dovuto alla crescita degli interessi attivi da clientela (+99 milioni di euro rispetto al dato del 2006), che ha più che compensato il maggior costo della raccolta, sia nelle forme tecniche relative ai depositi della clientela che di quelle riferite ai titoli di debito emessi; all'incremento del margine d'interesse ha contribuito positivamente anche la gestione della Tesoreria, che ha registrato una crescita di 15 milioni di euro sostanzialmente dovuta agli interessi maturati sul portafoglio titoli di proprietà.
Le determinanti di tali variazioni in termini di volumi e rendimenti sono analizzate nel paragrafo che segue.

I rendimenti

Dati aggregati delle società bancarie del Gruppo	30 giugno 2007		30 giugno 2006		Variazione	
	Consistenze medie (in €/mil)	Tassi medi annualizzati (%)	Consistenze medie (in €/mil)	Tassi medi annualizzati (%)	Consistenze medie (%)	Tassi medi annualizzati (punti %)
Attività fruttifere						
Impieghi clientela	*14.948*	*5,80%*	*13.399*	*4,96%*	*+11,56%*	*0,84*
Portafoglio titoli	*2.485*	*3,70%*	*2.473*	*2,83%*	*+0,49%*	*0,87*
Interbancario attivo	*2.383*	*3,75%*	*2.290*	*2,26%*	*+4,06%*	*1,49*
Totale attività fruttifere	**19.816**	**5,30%**	**18.162**	**4,33%**	**+9,11%**	**0,97**
Passività onerose						
Raccolta diretta	*16.918*	*2,30%*	*15.535*	*1,55%*	*+8,90%*	*0,75*
Interbancario passivo	*1.595*	*3,67%*	*1.817*	*2,30%*	*-12,22%*	*1,37*
Totale passività onerose	**18.513**	**2,42%**	**17.352**	**1,63%**	**+6,69%**	**0,79**

Al fine di evidenziare le principali componenti del margine d'interesse è stata sviluppata l'analisi dei volumi e dei tassi medi, che evidenzia come principale fattore di crescita l'aumento delle masse intermediate.
Le attività fruttifere hanno segnato un aumento del 9,11% rispetto all'esercizio precedente, con una crescita che è stata determinata principalmente dall'incremento dell'11,56% degli impieghi a clientela.
Il passivo oneroso ha evidenziato un incremento del 6,69% in termini di saldi medi, favorito dalla crescita della raccolta diretta (+8,90%).
Lo spread medio complessivo è stato pari al 2,88%, in crescita rispetto al valore registrato nel 2006 (2,70%).

Il margine d'intermediazione lordo

Importi in milioni di euro	30 giugno 2007	30 giugno 2006	Variazione assoluta	Variazione %
Margine d'interesse netto	**316**	**271**	**45**	**+16,6%**
Commissioni nette e recuperi da clientela	147	151	-4	-2,6%
- Commissioni nette	*117*	*120*	*-3*	*-2,5%*
- Recuperi su depositi a risparmio e conti creditori	*30*	*31*	*-1*	*-3,2%*
Dividendi e utili (perdite) delle partecipazioni	30	38	-8	-21,1%
Risultato delle attività e passività finanziarie	27	21	6	+28,6%
Risultato netto della gestione assicurativa	4	8	-4	-50,0%
Margine d'intermediazione lordo	**524**	**489**	**35**	**+7,2%**

Rispetto al primo semestre 2006, il margine d'intermediazione lordo evidenzia un aumento di 35 milioni di euro (+7,2%), che consegue alla crescita del margine d'interesse precedentemente descritta. Infatti, alla diminuzione della voce "Commissioni nette e recuperi da clientela" già in atto nel primo trimestre 2007, che risente dell'inasprimento della concorrenza, si è aggiunta nel secondo trimestre una flessione rispetto al 2006 sia dei dividendi percepiti (principalmente da ascrivere alla dismissione dell'interessenza detenuta in Sanpaolo IMI S.p.A. effettuata nel secondo semestre 2006) che dei risultati economici netti delle partecipazioni consolidate con il metodo del patrimonio netto, che incorporano la quota di pertinenza del Gruppo del minore utile realizzato dal Gruppo Findomestic rispetto alla semestrale 2006 (42 milioni di euro rispetto a 48 milioni di euro), solo in parte compensato dall'aumento dei risultati netti delle altre società consolidate con il suddetto metodo (Centro Leasing Banca S.p.A. e Centro Factoring S.p.A.). Si evidenzia peraltro che gli utili di periodo delle società consolidate col metodo integrale hanno registrato un sostenuto incremento, che si è riverberato su tutte le principali componenti reddituali, risultate in forte crescita come precedentemente commentato.
Gli scostamenti negativi sopra esposti sono stati attenuati dal miglioramento del risultato delle attività e passività finanziarie (+28,6%); nella tabella che segue è rappresentato l'andamento delle commissioni nette, dei recuperi e della gestione assicurativa.

Commissioni nette, recuperi e gestione assicurativa

Importi in milioni di euro	30 giugno 2007	30 giugno 2006	Variazione assoluta	Variazione %
Recupero spese e gestione c/c e depositi a risparmio	47	49	-2	-4,1%
Monetica	12	12	0	0,0%
Raccolta amministrata	7	5	2	+40,0%
Credito	14	14	0	0,0%
Incassi e pagamenti	6	9	-3	-33,3%
Risparmio gestito	44	45	-1	-2,2%
di cui: Bancassicurazione	*5*	*8*	*-3*	*-37,5%*
Altre voci	17	17	0	0,0%
Totale commissioni nette e recuperi da clientela	**147**	**151**	**-4**	**-2,6%**
Risultato netto della gestione assicurativa	4	8	-4	-50,0%
Totale commissioni nette, recuperi e gestione assicurativa	**151**	**159**	**-8**	**-5,0%**

La diminuzione registrata dalla voce "Risultato netto della gestione assicurativa" è stata dovuta alla rilevante crescita delle commissioni passive riconosciute dalla controllata Centrovita Assicurazioni S.p.A., società consolidata integralmente, a Findomestic Banca S.p.A., società consolidata secondo il metodo del patrimonio netto (con la conseguente rilevazione delle suddette commissioni in tale voce; per le speculari commissioni attive, alla voce di sintesi "Dividendi e utili delle partecipazioni" è rilevata la sola quota di pertinenza del Gruppo, pari al 50%), mentre la diminuzione della voce "Recupero spese e gestione c/c e depositi a risparmio" è stata determinata dalle politiche promozionali attuate, che hanno consentito di contrastare la forte concorrenza presente su questo mercato e di conseguire, a giugno 2007, un significativo aumento del numero dei conti correnti.


Composizione dei ricavi per commissioni da clientela
Altre voci 12%
36% Recupero spese e gestione c/c e depositi a risparmio
Risparmio gestito 30%
Monetica 8%
Incassi e pagamenti 4%
Credito 10%
Raccolta amministrata 5%

Il margine d'intermediazione netto

Importi in milioni di euro	30 giugno 2007	30 giugno 2006	Variazione assoluta	Variazione %
Margine d'intermediazione lordo	**524**	**489**	**35**	**+7,2%**
Rettifiche/riprese di valore nette per deterioramento di:	-39	-14	-25	+178,6%
Crediti	*-38*	*-13*	*-25*	*+192,3%*
Attività finanziarie disponibili per la vendita	*0*	*-1*	*1*	*-100,0%*
Altre operazioni finanziarie	*-1*	*0*	*-1*	*n.s.*
Margine d'intermediazione netto	**485**	**475**	**10**	**+2,1%**

Il margine d'intermediazione netto cresce del 2,1% rispetto allo stesso periodo del precedente esercizio ed incorpora maggiori rettifiche nette su crediti per circa 25 milioni di euro, in conseguenza degli stanziamenti su tale comparto, con particolare riferimento alle posizioni in sofferenza e all'incremento degli impieghi "vivi" verso clientela, che hanno comportato un aumento delle rispettive svalutazioni per 14 milioni di euro e 5 milioni di euro.

Il risultato operativo netto

Importi in milioni di euro	30 giugno 2007	30 giugno 2006	Variazione assoluta	Variazione %
Margine d'intermediazione netto	**485**	**475**	**10**	**+2,1%**
Spese di funzionamento:	-275	-291	16	-5,5%
Spese amministrative	*-282*	*-295*	*13*	*-4,4%*
- Spese per il personale	*-181*	*-198*	*17*	*-8,6%*
- Spese correnti	*-76*	*-72*	*-4*	*+5,6%*
- Imposte indirette e tasse	*-25*	*-25*	*0*	*0,0%*
Rettifiche di valore nette su attività materiali e immateriali	*-18*	*-19*	*1*	*-5,3%*
Altri proventi di gestione netti (recuperi spese)	*25*	*23*	*2*	*+8,7%*
Risultato operativo netto	**210**	**184**	**26**	**+14,1%**

Il risultato operativo netto migliora del 14,1% rispetto al 30 giugno 2006 per effetto, oltre che delle dinamiche reddituali precedentemente descritte, del decremento delle spese di funzionamento sostanzialmente determinato da:

- la variazione delle spese per il personale (-8,6%), per effetto dell'imputazione al conto economico dell'adeguamento positivo del TFR esistente al 1° gennaio 2007, effettuato in seguito all'applicazione delle modifiche normative apportate dal D.Lgs. n. 252/2005 e dalla L. n. 296/2006, che a partire da tale data hanno disposto il conferimento all'INPS od a fondi di previdenza complementare delle posizioni maturate dai dipendenti; in particolare, l'applicazione delle nuove norme ha comportato l'eliminazione delle "dinamiche salariali" dalle ipotesi attuariali applicate sulla base di quanto richiesto dallo IAS 19;
- l'aumento delle spese correnti (+5,6%), legato alla crescita dell'operatività del Gruppo e dettagliato nella tabella che segue.

Spese Correnti

Importi in milioni di euro	30 giugno 2007	30 giugno 2006	Variazione assoluta	Variazione %
Costi delle tecnologie e outsourcing	12	15	-3	-20,0%
Gestione immobili ed impianti	15	13	2	+15,4%
Spese generali	32	27	5	+18,5%
Costi professionali ed assicurativi	11	11	0	0,0%
Marketing e pubblicità	6	6	0	0,0%
Totale spese correnti	**76**	**72**	**4**	**+5,6%**

La crescita della voce "Gestione immobili e impianti" deriva dai maggiori costi sostenuti in seguito all'apertura di nuove filiali ovvero al trasferimento ed alla ristrutturazione di preesistenti dipendenze.
L'incremento delle "Spese generali", da imputare alle maggiori spese postali, per energia elettrica e riscaldamento, di vigilanza e telefoniche sostenute rispetto allo stesso periodo del precedente esercizio, è sostanzialmente legato alla crescita dell'operatività del Gruppo, mentre la diminuzione dei "Costi delle tecnologie e outsourcing" deriva da una maggiore efficienza.


Spese correnti
milioni di euro
30 giugno 2007
30 giugno 2006
40
30
20
10
0
Costi delle tecnologie e outsourcing
Gestione immobili ed impianti
Spese generali
Costi professionali ed assicurativi
Marketing e pubblicità

L'utile dell'operatività corrente

Importi in milioni di euro	30 giugno 2007	30 giugno 2006	Variazione assoluta	Variazione %
Risultato operativo netto	**210**	**184**	**26**	**+14,1%**
Accantonamenti netti ai fondi per rischi e oneri	-11	-14	3	-21,4%
Altri costi e ricavi dell'operatività corrente	-8	-8	0	0,0%
Utile dell'operatività corrente al lordo delle imposte	**191**	**162**	**29**	**+17,9%**

In presenza di minori accantonamenti netti ai fondi per rischi ed oneri rilevati rispetto allo stesso periodo dell'esercizio 2006, l'utile dell'operatività corrente ha registrato un aumento di circa 29 milioni di euro, pari a +17,9%.

L'utile netto

Importi in milioni di euro	30 giugno 2007	30 giugno 2006	Variazione assoluta	Variazione %
Utile dell'operatività corrente al lordo delle imposte	**191**	**162**	**29**	**+17,9%**
Imposte sul reddito	-73	-57	-16	+28,1%
Utile di pertinenza di terzi	-17	-16	-1	+6,3%
Utile netto	**101**	**89**	**12**	**+13,5%**

A seguito della contenuta crescita degli utili di pertinenza di terzi (+6,3%), connessa anche alla diminuita incidenza relativa del patrimonio specifico, nonché del significativo incremento del carico fiscale (+28,1%), legato alle maggiori imposte dovute all'applicazione di un'aliquota IRAP più elevata nelle regioni di maggior influenza del Gruppo ed a minori ricavi non imponibili (dividendi da partecipazioni AFS), l'utile netto evidenzia un aumento di circa 12 milioni di euro, pari a +13,5%.

Il ROE e gli altri ratios

Il ROE del Gruppo, calcolato rapportando l'utile netto dei primi sei mesi del 2007 al patrimonio netto contabile medio ponderato del periodo 31 dicembre 2006 – 30 giugno 2007 (pari a 1.602 milioni di euro) ed escludendo l'utile in formazione, risulta pari al 12,6% (13,6% al 30 giugno 2006); in proposito si precisa che nel periodo 1° luglio 2006 – 30 giugno 2007 il patrimonio netto contabile medio è aumentato di circa 288 milioni di euro (+21,9%), inclusivi dell'aumento di capitale sociale a pagamento variato dalla Capogruppo e dell'imputazione a riserve di una rilevante quota dell'elevato utile netto dell'esercizio 2006.
Per quanto riguarda l'andamento di alcuni ratios economici del Gruppo Banca CR Firenze, rispetto al 30 giugno 2006 si rilevano i seguenti positivi andamenti:

- un ulteriore decremento del cost/income, calcolato rapportando le spese di funzionamento al margine di intermediazione lordo, che passa dal 59,5% al 52,5%;
- una diminuzione dell'incidenza del costo del personale e delle spese amministrative complessive sul totale attivo, in parte legata all'adeguamento positivo del TFR descritto in precedenza, rispettivamente passata dallo 0,85% allo 0,74% e dall'1,27% all'1,15%.



Utile netto e ROE
milioni di euro
120
100
80
60
40
20
15%
14%
13%
12%
11%
giu-06
giu-07
Utile netto
ROE



milioni di euro
Patrimonio netto e ROE
1.700
1.600
1.500
1.400
1.300
1.200
1.100
1.000
900
15%
14%
13%
12%
11%
giu-06
giu-07
Patrimonio netto
ROE



Margine d'intermediazione lordo e Cost/income
milioni di euro
500
400
300
200
100
65%
60%
55%
50%
45%
giu-06
giu-07
Margine d'intermediazione lordo
Spese di funzionamento
Cost / income

5. Le grandezze patrimoniali e la struttura

Le attività gestite per conto della clientela

I positivi risultati economici conseguiti dal Gruppo nei primi sei mesi del 2007 trovano riscontro nell'andamento delle principali componenti patrimoniali e finanziarie rilevate al 30 giugno 2007, di seguito illustrate.

La raccolta

Importi in milioni di euro	30 giugno 2007	31 dicembre 2006	Variazione assoluta	Variazione %
Raccolta diretta	17.720	17.009	711	+4,2%
Raccolta indiretta	23.421	21.909	1.512	+6,9%
Raccolta totale	**41.141**	**38.918**	**2.223**	**+5,7%**

Rispetto al 31 dicembre 2006 la raccolta totale presenta una crescita del 5,7%, per effetto dell'incremento delle componenti sia diretta (+4,2%) che indiretta (+6,9%).

La raccolta diretta

Importi in milioni di euro	30 giugno 2007	31 dicembre 2006	Variazione assoluta	Variazione %
Passività finanziarie al costo ammortizzato	17.637	16.958	679	+4,0%
- Raccolta a vista	*10.302*	*10.099*	*203*	*+2,0%*
- Obbligazioni (comprese subordinate)	*5.756*	*5.346*	*410*	*+7,7%*
- Pronti contro termine	*1.222*	*1.115*	*107*	*+9,6%*
- Altre passività al costo ammortizzato	*357*	*398*	*-41*	*-10,3%*
Passività finanziarie di negoziazione	83	51	32	+62,6%
Raccolta diretta	**17.720**	**17.009**	**711**	**+4,2%**

L'aggregato nel periodo in esame evidenzia, un incremento del 4,2% rispetto a dicembre 2006, da ricondurre pressoché interamente agli aumenti delle obbligazioni (+7,7%) e della raccolta a vista (+2,0%), per effetto delle efficaci politiche commerciali intraprese nel periodo.

La raccolta indiretta

Importi in milioni di euro	30 giugno 2007	31 dicembre 2006	Variazione assoluta	Variazione %
Raccolta amministrata	12.740	11.470	1.270	+11,1%
Raccolta gestita	10.681	10.439	242	+2,3%
Gestioni patrimoniali (GPM - GPS - GPF)	*2.493*	*2.602*	*-109*	*-4,2%*
Fondi	*5.426*	*5.106*	*320*	*+6,3%*
Assicurazioni	*2.689*	*2.669*	*20*	*+0,7%*
Fondi di previdenza complementare	*73*	*62*	*11*	*+17,7%*
Raccolta indiretta	**23.421**	**21.909**	**1.512**	**+6,9%**

Nei primi sei mesi del 2007 la raccolta indiretta, trainata dalla buona performance della raccolta amministrata (+11,1%) e favorita anche dall'effetto mercato, specie sulle azioni CR Firenze in deposito a custodia, aumenta del 6,9%; la raccolta gestita registra una crescita del 2,3% rispetto al precedente esercizio, principalmente in seguito all'incremento realizzato dalla componente dei fondi.
L'aumento della componente assicurazioni è conseguente a nuova produzione per 197 milioni di euro e scadenze e riscatti e sinistri per 216 milioni di euro.

Le passività del comparto assicurativo

Importi in milioni di euro	30 giugno 2007	31 dicembre 2006	Variazione assoluta	Variazione %
Passività finanziarie valutate al *fair value*	989	1.099	-110	-10,0%
Riserve tecniche	1.660	1.547	113	+7,3%
Totale passività del comparto assicurativo	**2.649**	**2.646**	**3**	**+0,1%**

Come si evince dalla tabella di cui sopra, le passività del comparto assicurativo, pur rimanendo nel complesso invariate, hanno visto un mutamento nella loro composizione a seguito dell'operatività del semestre, caratterizzata dalla stipula di contratti a prevalente contenuto assicurativo che hanno di fatto sostituito contratti meramente finanziari.

Gli impieghi a clientela

Importi in milioni di euro	30 giugno 2007	31 dicembre 2006	Variazione assoluta	Variazione %
Conti correnti	2.316	2.284	32	+1,4%
Mutui	7.947	7.345	602	+8,2%
Carte di credito e prestiti personali	215	211	4	+1,9%
Crediti deteriorati	375	376	-1	-0,3%
Altri impieghi	4.552	4.412	140	+3,2%
Impieghi a clientela	**15.405**	**14.628**	**777**	**+5,3%**

Al 30 giugno 2007 gli impieghi netti a clientela hanno superato i 15.000 milioni di euro, registrando una crescita del 5,3% (+5,4% al netto delle sofferenze) dal 31 dicembre 2006, particolarmente sostenuta nel comparto mutui (+8,2%), in linea con le politiche del Gruppo.

La qualità del portafoglio crediti

Importi in milioni di euro	30 giugno 2007	31 dicembre 2006	Variazione assoluta	Variazione %
Sofferenze lorde	330	315	15	+4,8%
Dubbi esiti	-178	-164	-14	+8,5%
Sofferenze nette	**152**	**151**	**1**	**+0,7%**
Grado di copertura sofferenze	**53,9%**	**52,1%**		**+1,8%**
Incagli e ristrutturati lordi	197	195	2	+1,0%
Dubbi esiti	-35	-38	3	-7,9%
Incagli e ristrutturati netti	**162**	**157**	**5**	**+3,2%**
Grado di copertura incagli e ristrutturati	**17,8%**	**19,5%**		**-1,7%**
Scaduti/sconfinati da oltre 180 giorni lordi	69	76	-7	-9,2%
Dubbi esiti	-8	-8	0	0,0%
Scaduti/sconfinati da oltre 180 giorni netti	**61**	**68**	**-7**	**-10,3%**
Grado di copertura scaduti/sconfinati da oltre 180 giorni	**11,6%**	**10,5%**		**+1,1%**
Crediti deteriorati lordi	596	586	10	+1,7%
Dubbi esiti	-221	-210	-11	+5,2%
Crediti deteriorati netti	**375**	**376**	**-1**	**-0,3%**
Grado di copertura crediti deteriorati	**37,1%**	**35,8%**		**+1,3%**
Crediti in bonis lordi	15.096	14.313	783	+5,5%
Dubbi esiti	-66	-61	-5	+8,2%
Crediti in bonis netti	**15.030**	**14.252**	**778**	**+5,5%**
Grado di copertura crediti in bonis	**0,4%**	**0,4%**		**+0,0%**
Totale crediti lordi	15.692	14.899	793	+5,3%
Totale dubbi esiti	-287	-271	-16	+5,9%
Totale crediti netti	**15.405**	**14.628**	**777**	**+5,3%**

Il Gruppo ha proseguito nel forte presidio della qualità dell'attivo, con criteri di selettività nell'erogazione del credito e tramite politiche di accantonamento cautelative estese a tutte le banche del Gruppo; in particolare, la crescita delle posizioni in sofferenza è stata completamente coperta dagli accantonamenti effettuati nel periodo e, conseguentemente, il grado di copertura dei crediti deteriorati presenta un aumento di 1,3 punti percentuali. Considerando anche le maggiori svalutazioni su crediti in bonis effettuate a fronte della crescita degli impieghi, al 30 giugno 2007 il grado di copertura complessivo si presenta invariato (1,8%); tali indicatori manifestano la prudenzialità della politica di valutazione applicata al credito.
Si evidenzia infine che l'indice sofferenze/impieghi si mantiene su valori inferiori rispetto ai dati medi del sistema bancario; le altre categorie di default, incagli e scaduti/sconfinati oltre 180 giorni, hanno registrato un calo su base annua. In particolare, il valore del rapporto tra incagli e impieghi totali per cassa e di firma si colloca al di sotto della mediana registrata dal Sistema.

L'attività sui mercati finanziari e l'operatività in azioni proprie

Importi in milioni di euro	30 giugno 2007	31 dicembre 2006	Variazione assoluta	Variazione %
Interbancario				
- attivo	2.094	1.672	422	+25,2%
- passivo	-859	-816	-43	+5,3%
Totale interbancario netto	**1.235**	**856**	**379**	**+44,3%**
Attività finanziarie in portafoglio negoziabili				
- detenute per la negoziazione	246	546	-300	-54,9%
- valutate al fair value	1.563	1.531	32	+2,1%
- disponibili per la vendita	3.190	3.303	-113	-3,4%
Totale attività finanziarie in portafoglio negoziabili	**4.999**	**5.380**	**-381**	**-7,1%**
Derivati				
- di copertura (valori nozionali)	2.321	2.301	20	+0,9%
- di negoziazione (valori nozionali)	9.107	8.897	210	+2,4%
Totale derivati	**11.428**	**11.198**	**230**	**+2,1%**

La crescita della posizione interbancaria netta per circa 379 milioni di euro è interamente da porre in relazione all'accentramento in Capogruppo della tesoreria della controllata CR della Spezia S.p.A., che in tale contesto ha ceduto a terzi il proprio portafoglio di trading, incrementando pertanto le proprie disponibilità liquide.
I contratti derivati in essere a fine semestre, stipulati sostanzialmente con finalità di negoziazione pareggiata, ammontano a oltre 11 miliardi di euro.
Le attività finanziarie costituite da quote di fondi, SICAV, ETF, partecipazioni minoritarie e titoli di debito, acquisite e detenute in ottica reddituale e in relazione a strategie di investimento di medio o lungo periodo (senza peraltro l'intenzione, per i titoli di debito, di prolungare tale investimento sino alla relativa scadenza) sono inserite nei portafogli della proprietà classificati come Available for Sale (AFS).
La gestione dei portafogli obbligazionari AFS è stata caratterizzata, nel semestre in esame, da una parziale rotazione, realizzata principalmente con la sostituzione di posizioni in CCT e in titoli bancari a tasso variabile (oggetto di parziali realizzi, in presenza di interessanti livelli di prezzo) mediante acquisti di BOT e CTZ, particolarmente interessanti nell'attuale fase di mercato dal punto di vista reddituale. La posizione in CCT è peraltro destinata ad essere prontamente ripristinata per effetto di acquisti di analoga entità, con regolamento all'inizio del terzo trimestre 2007, destinati principalmente a soddisfare le esigenze di rinnovo delle operazioni di pronti contro termine della Clientela.
Nel complesso, i portafogli obbligazionari hanno fatto registrare una modesta flessione, anche per effetto della monetizzazione delle posizioni proprietarie di CR Spezia in fase di completamento.
La quota investita in titoli emessi dal Tesoro italiano, segnatamente a breve scadenza, è risultata in rafforzamento. La gestione dei portafogli obbligazionari ha in generale privilegiato strumenti con riprezzamento frequente, durata contenuta e buone caratteristiche di liquidità e di merito creditizio. Risulta marginale la quota di investimenti in obbligazioni strutturate.
Nell'ottica di una migliore diversificazione degli investimenti per mercati di riferimento, pur mantenendo una limitata esposizione alle oscillazioni di mercato, sono state anche acquisite quote marginali di fondi bilanciati e di fondi hedge.
Le attività finanziarie acquisite e detenute nell'ottica di lucrare su differenziali di prezzo in relazione a strategie di trading di breve periodo o di arbitraggio, sono inserite nei portafogli della proprietà classificati come Held for Trading (HFT); sono altresì classificati come HFT i titoli di debito oggetto di servizi di negoziazione per conto proprio negoziati con Clientela.
La gestione dei portafogli azionari HFT è stata caratterizzata da criteri prudenziali, sulla base dell'analisi dell'andamento dei principali indicatori macro-economici e fondamentali e delle opportunità offerte dalle attività di trading. La posizione in titoli azionari risulta stabile.
Al 30 giugno 2007 non risultano, nei portafogli di negoziazione del Gruppo, titoli azionari Banca CR Firenze S.p.A.; nel corso del primo semestre 2007 è inoltre rimasta marginale l'attività svolta in proprio su tali titoli.
L'operatività in contratti derivati, finalizzata principalmente al bilanciamento dei rischi finanziari e all'intermediazione, si è mantenuta su livelli interessanti anche nel semestre in esame, in particolare per quanto riguarda l'attività della clientela *corporate* ("Imprese") interessata a strumenti di protezione dal rischio di tasso e alla riduzione dei costi. Tali esigenze operative vengono soddisfatte attraverso un sistematico, puntuale e completo bilanciamento delle attività della clientela mediante operazioni di entità corrispondente e segno contrario, concluse con primarie controparti istituzionali bancarie.
I contratti derivati con clientela appartengono a categorie tecniche caratterizzate da ampia diffusione ed utilizzo e da complessità minima.
L'evoluzione dei tassi di mercato registrata nel semestre, l'effetto che detta evoluzione ha avuto sull'intera curva dei rendimenti, nonché la natura e la dinamica delle operazioni con clientela, hanno contribuito a far maturare nel periodo un *mark to market* complessivamente positivo a favore della medesima.
La gestione del rischio di controparte assunto nei confronti della clientela "Imprese" assicura che le attività di analisi dei fabbisogni, qualificazione della clientela, valutazione, concessione e monitoraggio degli affidamenti garantiscano un continuo presidio del rischio di controparte.
L'intero processo finanziario e commerciale legato al governo dei prodotti derivati risulta in linea con la disciplina vigente. Il sotto-processo legato alla valutazione degli strumenti derivati negoziati copre la gamma dei prodotti combinando le funzionalità dei sistemi gestionali, amministrativi, segnalatori e creditizi, e in particolare garantisce, secondo i dettami IAS, una puntuale valutazione al fair-value che tiene conto, oltre che del rischio di tasso/cambio, anche del rischio di controparte associato ai diversi contratti.
Relativamente all'operatività propria in derivati, si segnala che essa si è concretizzata principalmente nella stipula di contratti di *swap* a copertura di prestiti obbligazionari emessi, nonché a fronte di operazioni di deposito e finanziamento con clientela.
In accordo con quanto richiesto dalla CONSOB con lettera del 30 agosto 2007 avente ad oggetto "Comunicazione al pubblico, ai sensi dell'art. 114, comma 5, del D.Lgs. n. 58/1998", inviata in seguito alla crisi del comparto dei mutui cosiddetti "*subprime*", si precisa che in merito alle esposizioni ovvero agli impegni in essere da parte del Gruppo Banca CR Firenze relativi all'erogazione dei suddetti mutui, agli investimenti in prodotti finanziari aventi come attività sottostante tali mutui o ad essi facenti riferimento ed alla prestazione di garanzie connesse a tali prodotti, nonché all'ammontare di prodotti finanziari aventi come attività sottostante i predetti mutui detenuti da società del Gruppo in gestione o deposito per conto terzi, i rispettivi importi non sono da considerare significativi nell'ambito delle grandezze patrimoniali, finanziarie ed economiche del Gruppo stesso.

Le interessenze partecipative

La voce di bilancio riferita alle sole partecipazioni "rilevanti", vale a dire in società nelle quali il Gruppo esercita un'influenza notevole ovvero in società a controllo congiunto consolidate con il metodo del patrimonio netto, al 30 giugno 2007 ammontava a 472 milioni di euro, con un decremento netto di 4 milioni di euro rispetto al 31 dicembre 2006, dovuto alla distribuzione degli utili 2006 da parte di tali società; le interessenze in parola sono principalmente le seguenti:
- Gruppo Findomestic (sottoposto a controllo congiunto);
- Gruppo Centro Leasing (sottoposto a influenza notevole);

• Centro Factoring S.p.A. (sottoposta a influenza notevole).
Per quanto riguarda la partecipazione detenuta nel Gruppo Centro Leasing, si ricorda che nel mese di luglio 2007 la Capogruppo ha acquistato l'intera quota di proprietà del Gruppo BNP Paribas relativa a Centro Leasing Banca S.p.A., che risulta pertanto attualmente controllata all'87,112%, acquisendo inoltre indirettamente anche il controllo di Centro Factoring S.p.A.
Si ricorda infine che gli altri investimenti partecipativi del Gruppo, che al 30 giugno 2007 ammontano a circa 191 milioni di euro, sono inclusi tra le "Attività finanziarie disponibili per la vendita" e comprendono anche altri titoli di capitale.

I conti di capitale

Il patrimonio netto

Importi in milioni di euro	30 giugno 2007	31 dicembre 2006	Variazione assoluta	Variazione %
Capitale sociale e sovrapprezzi di emissione	930	928	2	+0,2%
Riserve da valutazione (adeguamento al fair value)	-22	-12	-10	+83,3%
Altre riserve	637	433	204	+47,1%
Utile netto	101	271	-170	-62,7%
Patrimonio netto	**1.646**	**1.620**	**26**	**+1,6%**

Il patrimonio netto del Gruppo aumenta di circa 26 milioni di euro (+1,6%), sostanzialmente della quota dell'utile 2006 non distribuita sotto forma di dividendi.

Il patrimonio di vigilanza e i coefficienti di solvibilità

Importi in milioni di euro	30 giugno 2007	31 dicembre 2006	Variazione assoluta	Variazione %
Patrimonio di base (tier 1)	1.403	1.397	6	+0,4%
Patrimonio supplementare (tier 2)	850	950	-100	-10,5%
Elementi da dedurre	-278	-282	4	-1,4%
Patrimonio di vigilanza	**1.975**	**2.065**	**-90**	**-4,4%**
Rischi di credito	1.696	1.748	-52	-3,0%
Rischi di mercato	43	42	1	+2,4%
Altri requisiti prudenziali	37	9	28	+311,1%
Totale requisiti prudenziali	**1.776**	**1.799**	**-23**	**-1,3%**
Attività di rischio ponderate	22.195	22.485	-290	-1,3%
Patrimonio di base/Attività di rischio ponderate (tier 1 ratio)	6,32%	6,22%		+0,10%
Patrimonio di vigilanza/Attività di rischio ponderate (total capital ratio)	9,08%	9,34%		-0,26%
Coefficiente di solvibilità	9,32%	9,45%		-0,13%

La diminuzione del Patrimonio di vigilanza consolidato rispetto al 31 dicembre 2006 risulta sostanzialmente dovuta alla minore computabilità delle passività subordinate incluse nel Patrimonio supplementare, che si è inevitabilmente riflessa anche sull'andamento dei coefficienti prudenziali; in proposito si segnala peraltro che il miglioramento del "Tier 1 ratio" è sostanzialmente riconducibile alla riduzione dei rischi di credito del Gruppo Findomestic, che ai fini di Vigilanza viene consolidato con il metodo proporzionale ed ha registrato una diminuzione delle proprie attività di rischio ponderate.

Raccordo tra patrimonio netto e utile d'esercizio o periodo della Capogruppo e i corrispondenti valori del bilancio consolidato

Descrizione *(importi in milioni di euro)*	30 giugno 2007 Patrimonio Netto	30 giugno 2007 Utile di periodo	31 dicembre 2006 Patrimonio Netto	31 dicembre 2006 Utile d'esercizio	30 giugno 2006 Patrimonio Netto	30 giugno 2006 Utile di periodo
Capitale (al netto delle azioni proprie)	828		827		825	
Sovrapprezzi di emissione	102		101		101	
Riserve	483		310		314	
Riserve da valutazione	-19		-12		37	
Utile d'esercizio o periodo		125		240		109
Patrimonio e utile di pertinenza della Capogruppo	**1.394**	**125**	**1.226**	**240**	**1.277**	**109**
Avviamento di pertinenza della Capogruppo	-88		-88		0	
Totale Banca CR Firenze SpA	**1.306**	**125**	**1.138**	**240**	**1.277**	**109**
Riserve di pertinenza del Gruppo	-23		-25		-3	
Rilevazione del patrimonio di pertinenza di terzi	121		139		82	
Differenze positive di consolidamento (avviamento)	-219		-216		-292	
Risultati netti delle società consolidate con il metodo integrale		51		86		48
Attribuzione degli utili netti di pertinenza di terzi		-17		-30		-15
Interessi passivi su passività di negoziazione consolidate (put option)		-2		-4		-3
Eliminazione dei dividendi infragruppo		-46		-43		-45
Totale società consolidate con il metodo integrale	**-121**	**-14**	**-102**	**9**	**-213**	**-16**
Riserva di consolidamento	174		148		150	
Rilevazione del patrimonio di pertinenza di terzi	5		5		5	
Differenze positive di patrimonio netto (avviamento)	-14		-14		-14	
Risultati netti delle società consolidate con il metodo del patrimonio netto		24		57		29
Eliminazione dei dividendi delle società consolidate con il metodo del patrimonio netto		-33		-34		-33
Attribuzione degli utili netti di pertinenza di terzi		-1		-1		-1
Totale società consolidate con il metodo del patrimonio netto	**165**	**-10**	**139**	**22**	**141**	**-5**
Totale Patrimonio Gruppo Banca CR Firenze (comprensivo del patrimonio di terzi e dell'avviamento)	**1.350**	**101**	**1.175**	**271**	**1.205**	**89**

Il Patrimonio netto consolidato del Gruppo Banca CR Firenze risulta pertanto così composto:

Descrizione *(importi in milioni di euro)*	30 giugno 2007 Patrimonio Netto	30 giugno 2007 Utile di periodo	31 dicembre 2006 Patrimonio Netto	31 dicembre 2006 Utile d'esercizio	30 giugno 2006 Patrimonio Netto	30 giugno 2006 Utile di periodo
Capitale (al netto delle azioni proprie)	828		827		825	
Sovrapprezzi di emissione	102		101		101	
Riserve	637		433		457	
Riserve da valutazione	-22		-12		41	
Utile di pertinenza del Gruppo		101		271		89
Patrimonio e utile di pertinenza del Gruppo	**1.545**	**101**	**1.349**	**271**	**1.424**	**89**
Patrimonio di pertinenza di terzi	**126**		**144**		**87**	
Patrimonio e utile consolidati	**1.671**	**101**	**1.493**	**271**	**1.511**	**89**
Avviamento di pertinenza della Capogruppo	-88		-88			
Differenze positive di consolidamento (avviamento)	-219		-216		-292	
Differenze positive di patrimonio netto (avviamento)	-14		-14		-14	
Totale Patrimonio Gruppo Banca CR Firenze (comprensivo del patrimonio di terzi e dell'avviamento)	**1.350**	**101**	**1.175**	**271**	**1.205**	**89**

L'elevato incremento degli utili netti realizzati dalle società consolidate integralmente nel primo semestre 2007 rispetto all'analogo periodo dell'esercizio precedente è stato parzialmente compensato dalla riduzione dei risultati netti delle società consolidate con il metodo del patrimonio netto, principalmente imputabile al Gruppo Findomestic.

La posizione finanziaria

Le variazioni dei flussi di cassa del Gruppo al 30 giugno 2007 rispetto al 30 giugno 2006 sono sintetizzabili come segue:

Importi in milioni di euro	30 giugno 2007	30 giugno 2006
Gestione	378	134
- utile del periodo	*101*	*89*
- altre variazioni	*277*	*45*
Liquidità netta generata/(assorbita) dalle attività e passività finanziarie	-297	-180
Liquidità netta generata/(assorbita) dall'attività operativa	**81**	**-46**
Liquidità netta generata/(assorbita) dall'attività di investimento	**-30**	**-35**
Liquidità netta generata/(assorbita) dall'attività di provvista	**-84**	**90**
FLUSSO MONETARIO DEL PERIODO	**-33**	**9**

Le dinamiche sopra esposte riflettono sostanzialmente gli andamenti delle variabili economiche e patrimoniali commentate nei precedenti paragrafi della presente Relazione; in particolare, per quanto riguarda la rilevante variazione negativa della liquidità netta riconducibile all'attività di provvista, si ricorda che nel mese di giugno 2006 era stato effettuato un aumento di capitale a pagamento per un importo pari a 150 milioni di euro.

L'attività commerciale di Gruppo

Le attività commerciali realizzate nel primo semestre 2007, coerentemente con le linee di politica commerciale definite, si sono focalizzate su:

- ampliamento della base di clientela e sviluppo delle quote di mercato, specie sul territorio di riferimento e in particolare nel comparto degli impieghi;
- forte crescita della nuova produzione di polizze a maggior contenuto assicurativo e delle adesioni sia collettive che individuali al fondo pensione aperto CRF Previdenza;
- sviluppo e diffusione dei servizi multicanale e dei finanziamenti a privati.

Contemporaneamente è stata prestata particolare attenzione al miglioramento della qualità del servizio nei confronti della clientela. A questo proposito sono state effettuate indagini qualitative sul livello di soddisfazione dei clienti con un'analisi più approfondita rispetto a quelle precedenti, con un maggior numero di interviste e monitoraggio fino al Punto di Vendita.
Nel mese di maggio è stata perfezionata l'acquisizione della rete promotori di Cortal Consors S.A., a seguito della quale la Rete Promotori del Gruppo Banca CR Firenze si posiziona sull'intero territorio nazionale con 60 punti di vendita e 328 Promotori.
Per quanto riguarda i canali innovativi il servizio Liberamente, destinato ai clienti privati, registra al 30 giugno 2007 circa 71.000 clienti attivi (+18% rispetto al dicembre 2006), i quali hanno effettuato 270.000 operazioni dispositive e circa 5 milioni di operazioni informative (rispettivamente +100% e +30% rispetto al primo semestre 2006).
Nel corso della prima parte dell'anno sono state rilasciate su Liberamente Internet due nuove funzionalità:

- la possibilità di calcolare on line sia il preventivo dettagliato e personalizzato del mutuo che la sua concreta fattibilità e di fissare seduta stante un incontro presso una Filiale del Gruppo per eventuali informazioni aggiuntive;
- la ricarica delle Carte Mediaset Premium, con addebito diretto in conto corrente.

Inoltre, visti gli ottimi risultati della fase di test effettuata su 4 Filiali, sono state estese ad altre 17 Filiali del Gruppo le "Oasi Relax", stazioni interattive collegate al sito www.liberamente.net, che consentono ai clienti, con il temporaneo supporto del personale di Filiale, di sperimentare il canale Internet.
Per quanto concerne le imprese, i servizi di Home Banking (B@B, BtoB, B@B Light) sono usufruiti da circa 35.000 clienti, con un incremento del 92% (rispetto a giugno 2006), dovuto prevalentemente a B@B Light, il nuovo servizio di home banking via Internet monoazienda e monobanca, che presenta per il cliente numerosi vantaggi: basso costo, facile utilizzo ed elevata possibilità di personalizzazione grazie alla struttura modulare.
Nel primo semestre 2007 è stata estesa anche alle imprese la funzionalità "Estratto conto e contabili" on-line.
Il numero dei POS è aumentato a 18.300 unità, con un incremento dell'11% rispetto al 30 giugno 2006 e con un transato di oltre 661 milioni di euro (+19% rispetto al primo semestre 2006).

Mercato Privati

Le attività commerciali realizzate nel primo semestre 2007 sul mercato privati sono state focalizzate sul miglioramento della capacità di acquisizione di nuova clientela, sullo sviluppo di quella attuale, sul sostegno alla crescita di alcune importanti linee di business cui si è già accennato (le polizze assicurative, i fondi pensione, i servizi multicanale ed i mutui a privati), sul rafforzamento delle sinergie con la partecipata Findomestic anche mediante specifiche iniziative di direct marketing inerenti la diffusione del prodotto di finanziamento "Prestissimo".
Allo scopo di migliorare tempestività e incisività degli interventi finalizzati alla "retention" della clientela e prevenire il fenomeno della "perdita clienti", è stato introdotto il nuovo "Score di Attrition Privati" che avvalendosi di un più ampio spettro di informazioni consente una maggiore predittività rispetto a quello fin qui utilizzato.
L'attività di acquisizione di nuovi clienti che nel semestre ha conseguito l'adesione di 12.500 nominativi, si è incentrata sul nuovo prodotto "Sconto Corrente", nonché su accordi e convenzioni con aziende ed enti pubblici.
Ad aprile inoltre, ha avuto avvio l'iniziativa "Viaggi di Valore" a supporto delle azioni di acquisizione di retention nonché di sviluppo del cross-selling.
Al 30 giugno 2007 il numero di correntisti privati titolari di conti correnti a canone predefinito risulta pari a 361.000 unità, con un incremento di oltre il 6% rispetto allo stesso periodo dell'anno precedente.
Nel semestre in commento, il Gruppo Banca CR Firenze ha erogato operazioni di mutuo "casa" per complessivi 297 milioni di euro. Un apporto significativo a questo risultato è stato fornito dai punti di vendita specializzati in questo comparto di offerta: le due Filiali "Spazio Mutui" di Roma e di Firenze, alle quali è stata demandata la gestione dei canali di vendita indiretti. Nel secondo trimestre sono stati perfezionati 75 nuovi accordi con Agenti Immobiliari e Mediatori Creditizi ed è stato inoltre avviato su tutto il territorio toscano il nuovo "Servizio Gestione Accolli", che ha permesso di gestire 90 cantieri con oltre 2.000 potenziali acquirenti.
Da segnalare altresì finanziamenti "Prestissimo" con erogazioni per circa 55 milioni di euro (+66% rispetto al primo semestre 2006).
In riferimento ai prodotti di investimento, sono state effettuate 37 emissioni di prestiti obbligazionari sul mercato domestico, per complessivi 715 milioni di euro, con un notevole incremento rispetto allo stesso periodo dell'anno precedente (+29%).
Nell'ambito delle Gestioni Individuali di Portafoglio, che a fine giugno registravano un patrimonio pari a circa 2.574 milioni di euro, sono state apportate importanti modifiche migliorative alla gamma dei prodotti: la revisione ha interessato le linee a minore livello di rischio, con l'obiettivo di orientarsi verso la ricerca di performances assolute, allo scopo di puntare a target di rendimenti migliori, salvaguardando livello di rischio e volatilità. In particolare, nell'ambito delle GPF sono state lanciate due nuove "Absolute Return" ed "Absolute Return Plus", per rispondere alle esigenze di clientela con basso profilo di rischio che preferisce prodotti con obiettivo di rendimento a bassa volatilità e bassa correlazione ed è stata altresì ampliata l'attuale gamma "Multistyle ETF".
Anche CR Firenze Gestion Internationale S.A. ha provveduto a rivisitare la gamma dei fondi comuni di pertinenza, complessivamente pari a 6.800 milioni di euro (+5% rispetto allo stesso periodo del 2006).
Nel comparto assicurativo è stata definita, in collaborazione con Centrovita Assicurazioni S.p.A, una nuova linea di comunicazione di tutte le polizze a listino, con l'obiettivo di ricercare maggiore omogeneità nella denominazione tra le diverse tipologie d'offerta: "Linea Blu" per i prodotti che soddisfano i bisogni di protezione della clientela, "Linea Gialla" per i prodotti dell'Area risparmio a tasso minimo garantito che assicurano una crescita del capitale e "Linea Verde" per i prodotti dell'Area risparmio di tipo Unit ed Index, che offrono una forma di investimento "assicurato".
Nell'aprile 2007 è stato lanciato il nuovo prodotto a tasso minimo garantito "Linea Gialla Cedola", che prevede la corresponsione degli interessi attraverso lo "stacco" di un coupon annuale.
La raccolta premi lorda nel primo semestre ammonta a circa 250 milioni di euro. Il 79% della nuova produzione si è concentrata sulle polizze ramo III (Unit e Index), mentre il residuo 21% sui prodotti a Tasso Minimo Garantito.
Meritevoli di menzione altresì:

- le carte prepagate, che hanno superato le 80.000 unità, con un incremento di oltre il 44% rispetto allo stesso periodo dell'anno precedente;
- le polizze a copertura dei rischi sulla persona (salute, temporanea caso morte, infortuni): oltre 9.000, con un incremento del 27% rispetto a quelle in essere al 31 dicembre 2006;
- i Fondi Pensione CRF Previdenza: sono state acquisite oltre 6.000 nuove adesioni individuali (pari al 113% dell'intera produzione dell'anno 2006), 1.300 dei quali hanno dato disposizione di conferire al fondo il proprio TFR; per quanto riguarda invece i consulenti previdenziali dedicati alla raccolta di adesioni collettive, hanno realizzato 24 accordi sindacali e 411 accordi plurisoggettivi, per un potenziale di circa 20.000 aderenti. Al 30 giugno 2007 hanno aderito 32.000 nominativi (+25% rispetto al 31 dicembre 2006) ed il patrimonio gestito è pari a 73 milioni di euro (+18% sempre rispetto a fine 2006).

Mercato Business

Nel corso del primo semestre 2007, l'attività commerciale si è concentrata principalmente sugli obiettivi di acquisizione nuova clientela e nuova raccolta, nonché sviluppo degli impieghi, in particolar modo a medio-lungo termine.
Con riferimento a quest'ultimi è stata lanciata, in collaborazione con il Consorzio Toscana Comfidi e Fidi Toscana (che controgarantirà i finanziamenti tramite il Fondo Rotativo della Regione Toscana), un'iniziativa con un plafond di 100 milioni di euro per favorire lo sviluppo e la competitività delle imprese del territorio. L'iniziativa, che si concluderà il 30 settembre 2007, rientra nella strategia di rafforzamento dei rapporti di collaborazione con i Consorzi di Garanzia Fidi e le Associazioni di Categoria.
Sempre nell'ambito di tali attività sono stati definiti, in partnership con alcune associazioni (CNA, Confartigianato, Confesercenti), programmi finalizzati a creare sistemi coordinati "banca-associazione" attraverso i quali fornire consulenza e sostegno gestionale e finanziario alle aziende del territorio. I programmi si articolano in iniziative che prevedono, tra l'altro, la realizzazione di prodotti riservati, quali:

- finanziamenti dedicati a sostenere le spese di informatizzazione e adeguamento informatico delle imprese;

- il pacchetto "Banca on-line" costituito da servizio di Banca Telefonica (Ioimpresatel), Home Banking (B@B Light) e POS, che permetterà di promuovere ulteriormente l'utilizzo dei "canali virtuali" ed un reciproco efficientamento dei servizi.

A tale riguardo prosegue il trend positivo di crescita del numero dei conti della Linea Ioimpresa, che hanno superato le 40.000 unità (+40% rispetto al 30 giugno 2006).

Mercato Imprese

Le attività principali poste in essere nel corso del primo semestre 2007 sono le seguenti:

- l'iniziativa sui "Clienti Prioritari" finalizzata al rafforzamento competitivo attraverso lo sviluppo degli impieghi e l'aumento dei ricavi da servizi sulla migliore clientela; questa azione, prevista dal Piano Commerciale 2007 e impostata su un target di Clientela con rating a bassa rischiosità, ha prodotto un aumento degli affidamenti per oltre 350 milioni di euro (di cui circa 170 milioni di euro a medio/lungo termine);
- la revisione dell'offerta di prodotti in convenzione con il Consorzio "Confidi Imprese Toscane", al fine di renderli ancor più rispondenti alle nuove esigenze anche con la parametrizzazione dei tassi rispetto ad indici di mercato e la differenziazione del pricing rispetto alla rischiosità delle singole controparti;
- l'adeguamento dell'offerta in aderenza agli strumenti agevolativi previsti dal Protocollo tra Regione Toscana e Banche, con l'inserimento degli ulteriori interventi che si pongono l'obiettivo di sostenere, consolidare e sviluppare l'apparato produttivo toscano.

I Flussi Mercantili Estero, transitati nel primo semestre si sono cifrati in 2.058 milioni di euro (+13% rispetto al 30 giugno 2006).
Risultati molto buoni sono stati ottenuti anche nei settori del leasing e del factoring, che per contratti stipulati e turnover hanno segnato rispettivamente incrementi del 35% e del 30%.
Per quanto riguarda la Finanza d'Impresa, nel corso del primo semestre 2007 si sono concluse sette operazioni di finanziamento per un importo complessivo di 63 milioni di euro e sono state asseverate otto operazioni di project financing per complessivi 58 milioni di euro. È inoltre continuata l'attività sul versante equity, che ha consentito di canalizzare al fondo chiuso "Centro Impresa" l'assunzione di interessenze in tre aziende del territorio. Infine, a seguito anche della sottoscrizione di una partecipazione di circa il 5% nella Promac S.p.A., società di promozione del Mercato Alternativo dei Capitali che sarà gestito da Borsa Italiana S.p.A., è stata avviata un'intensa attività di contatto con aziende potenzialmente interessate alla quotazione in tale mercato.

Mercato Private banking

In coerenza con le linee guida del Piano Commerciale Private 2007, l'attività del primo semestre si è concentrata sul mercato di riferimento per conseguire la crescita della raccolta e per acquisire nuova clientela. In quest'ottica i principali interventi sono stati realizzati per predisporre strumenti di investimento in grado di soddisfare, oltre all'esigenza di ottimizzazione del portafoglio, anche una serie di necessità complementari della famiglia.
Nello specifico, da Centrovita Assicurazioni S.p.A. è stata messa a punto la polizza "Private Scelta Esclusiva", che coniuga i vantaggi di pianificazione successoria e fiscale consentiti dal mantello assicurativo e dalla garanzia "plancher", attraverso un fondo assicurativo riservato ad un gruppo familiare.
Riguardo alle Gestioni patrimoniali individuali altro prodotto "core" del mercato Private sono state apportate modifiche sulla linea "Private Scelta Dinamica", dotandola di una maggiore flessibilità, che consente di soddisfare anche le richieste dei clienti a più alto profilo di rischio che ricercano opportunità di breve periodo.
Sono state inoltre strutturate nuove linee di investimento per rendere la gamma prodotti sempre più rispondente alle aspettative ed ai profili di rischio-rendimento della clientela. Anche le Gestioni a preventivo assenso "Private Scelta Condivisa" hanno riscontrato il favore della clientela, portandosi da 12 a 151 contratti sottoscritti.
E' proseguita l'attività di promozione sui clienti imprenditori in sinergia con i Gestori Imprese. Sono state organizzate iniziative volte rafforzare la relazione con la clientela, quali le visite riservate a Palazzo Vecchio ed al Bargello.

Mercato Enti Pubblici

Nel primo semestre del 2007, con il perfezionamento di 19 nuovi accordi, questi servizi hanno raggiunto il numero di 295 (106 servizi di tesoreria e 189 servizi di cassa).
L'attività commerciale ha continuato ad essere indirizzata sia verso l'offerta tradizionale di servizi e sistemi di pagamento sia verso lo sviluppo di prodotti innovativi come l' "incasso della fiscalità locale tramite Internet".

L'attività di organizzazione

Interventi normativi

Con riferimento al D.Lgs. 231, nel corso del mese di gennaio è stata portata a termine la revisione del modello 231 di Banca CR Firenze, formalizzato con normativa interna; la revisione del modello di organizzazione e gestione 231, sulla base di quello della Capogruppo, è stata portata a termine anche da CR Orvieto e da CR Civitavecchia.
È stato adeguato il "Regolamento per l'assunzione e la gestione del rischio di credito", secondo i modelli di valutazione del rischio dettati dai criteri di Basilea; nel corso del mese di aprile i C.d.A. delle Banche del Gruppo hanno deliberato le modifiche al Regolamento in oggetto.

Le Banche italiane del Gruppo hanno adottato il "Regolamento di Gruppo per il Sistema di Gestione dei Rischi Operativi", che definisce la politica del Gruppo per la gestione dei rischi di perdite derivanti dalla inadeguatezza o dalla disfunzione di procedure, risorse umane e sistemi interni, nonché da eventi esogeni.
È stato adottato altresì il "Regolamento di Gruppo per la Validazione ed il Controllo del Sistema di Rating". In particolare è stata introdotta in Banca CR Firenze una "Funzione di Controllo dei modelli di rischio di credito", finalizzata a verificare l'efficacia dei modelli interni presso il Coordinamento Pianificazione e Risk Management della Capogruppo.
Sono state apportate le modifiche al "Regolamento per la gestione dei rischi finanziari e del rischio di controparte" in materia di affidamenti verso controparti correlate ad esponenti aziendali, in ossequio al disposto della nuova disciplina dell'art. 136 del Testo Unico Bancario.

Processo di Integrazione di Gruppo

È proseguito con CR Spezia il processo di integrazione avviato a gennaio 2006, con l'accentramento in Capogruppo della tesoreria e portafoglio di proprietà e delle funzioni di organizzazione, logistica, amministrazione del personale, legale e la ristrutturazione della Direzione Centrale della Banca.

Processi operativi e di controllo

Anche in ottemperanza alle disposizioni di Basilea II, è stato attivato il nuovo processo per la gestione della clientela condivisa delle Banche del Gruppo e sono stati disciplinati i processi del credito relativi alle valutazioni analitiche, collettive e di rischio paese e alla determinazione del tasso di perdita; sono stati introdotti due nuovi applicativi a supporto della determinazione del calcolo del pricing del credito, differenziato in funzione dei livelli di rischio, nonché per la visualizzazione dell'internal rating aziendale.

Servizi operativi

È proseguita con la massima attenzione l'attività di miglioramento, sia in termini di efficienza che di efficacia, dei servizi di incasso e pagamento (autorizzazione automatica dei flussi home banking, revisione del servizio di incasso dei bollettini ICI, rimesse di banconote e monete, iter di consegna giornaliera di PIN e carte, emissione ed invio postale degli assegni circolari per pagamenti disposti da Enti, postalizzazione delle deleghe F24 da canali telematici a Postel).

Architetture tecnologiche e Sistema Informativo

Il prodotto di gestione della sicurezza logica Sam/Jupiter è stabilmente operativo, con l'integrazione di nuovi ambienti.
Nel mese di maggio si è conclusa la migrazione del servizio monetica dal sito Infogroup di Firenze al sito IBM di Milano. La nuova architettura consente la gestione integrata di tutti i sistemi del Gruppo da parte di IBM, la possibilità di utilizzare al meglio le nuove tecnologie offerte dalla piattaforma Z/OS, la dismissione degli elaboratori DOS/VSE di Infogroup ed il risparmio dei costi di licenza di manutenzione hardware e software. E' stato completato il disegno delle road map del settore TLC del Gruppo, attraverso uno studio che ha individuato le linee evolutive del modello di sourcing e di governo dei costi per trasmissione dati, fonia e servizi di sicurezza.

Il Risk Management

Aspetti generali

Il Comitato Rischi, funzione di Gruppo cui partecipano i Direttori Generali delle Banche del Gruppo ed i responsabili delle principali funzioni interessate, garantisce il presidio dei rischi del Gruppo Banca CR Firenze e ad esso è deputato il monitoraggio periodico dei livelli di rischio assunti.
Il Servizio Risk Management della Capogruppo assicura l'individuazione, la rilevazione, la misurazione ed il controllo dei rischi di credito, di mercato ed operativi nei suoi essenziali aspetti quantitativi, di vigilanza e con altri eventuali benchmark esterni ritenuti opportuni.
I valori degli indicatori di rischio sono riportati al Comitato Rischi, il quale valuta l'opportunità di definire azioni finalizzate a modificare la posizione di rischio.

Rischio di tasso di interesse

La gestione del rischio di tasso di interesse è normata dal "Regolamento per la gestione dei rischi finanziari e del rischio di controparte" che prevede, a livello consolidato, la rilevazione della variazione del margine di interesse atteso a 12 mesi, a seguito di uno shift parallelo dei tassi dell'1% rispetto al margine di interesse atteso.
Nel corso del primo semestre 2007 il valore di tale indicatore è sempre rimasto entro i limiti stabiliti dal regolamento del Gruppo.
E' stato attivato un progetto interfunzionale per la stima, in logica VaR, del capitale economico assorbito a fronte delle esposizioni al rischio di tasso di interesse del Gruppo.

Rischio mercato

Anche la gestione del rischio di prezzo è normata dal "Regolamento per la gestione dei rischi finanziari e del rischio di controparte".
Il Gruppo Banca CR Firenze utilizza il VaR (Value at Risk) parametrico con intervallo di confidenza del 99% e periodo di riferimento pari a 10 giorni, per la misurazione del rischio di prezzo.
I limiti al rischio di prezzo sono espressi in termini di:

- limite di VaR giornaliero, calcolato in percentuale rispetto alla somma di Tier1 e Tier2;
- limite di Stop Loss strategico (perdita annua).


Var I semestre 2007 - aggregato
3 500
3 000
2 500
2 000
1 500
1 000
500
VaR aggregato

VAR MEDIO I SEMESTRE 2007	2 518
VAR MAX I SEMESTRE 2007	3 079
VAR MIN I SEMESTRE 2007	2 086

Dati in mgl di Euro

Nella considerazione che il VaR non esaurisca completamente il controllo sui rischi di prezzo (al momento non sono monitorati con questa tecnica i derivati e il rischio di controparte), questo viene esercitato in forma preventiva anche attraverso la definizione di massimali operativi, oggetto di verifica puntuale da parte delle funzioni preposte.

Rischio operativo

Prosegue il progetto interfunzionale per la completa messa a punto degli strumenti metodologici e normativi necessari per adempiere a quanto richiesto per il metodo standardizzato.
I dati ottenuti saranno utilizzati per la stima del capitale economico assorbita dai rischi operativi.
Prosegue anche il censimento delle perdite operative, che in rapporto al margine d'intermediazione hanno finora espresso una rischiosità inferiore rispetto alla media evidenziata dal Database Italiano Perdite Operative (D.I.P.O.).

Rischio credito

La rischiosità delle controparti viene determinata attraverso l'utilizzo di sistemi rating coerenti con le direttive prescritte dalla Autorità di Vigilanza, sviluppati secondo le *best practices* in uso e differenziati per dimensione e tipologia di cliente. Ad oggi tali modelli coprono circa il 90% del totale delle esposizioni verso clientela ordinaria.
Per affinare la valutazione del merito creditizio verranno rilasciati nel secondo semestre 2007 nuovi modelli di rating per la clientela imprese mentre ad inizio 2008 saranno disponibili nuovi modelli per la clientela retail, nonché la revisione dei modelli di stima della LGD e della EAD.
L'applicazione dei sistemi di rating viene presidiata da una costante attività di monitoraggio portata all'attenzione sia del Management che degli Organi Amministrativi.
Con lo scopo di garantire l'utilizzo dei nuovi sistemi in tutte le fasi del processo creditizio, da gennaio 2007 è attivo un sistema di facoltà deliberative basato su un indicatore di rischio che utilizza tutte le metriche di Basilea (PD,LGD,EAD).
La nuova strumentazione introdotta è stata utilizzata anche per la definizione degli indirizzi di piano strategico in termini di politiche creditizie.
L'attenzione verso una corretta gestione del credito ha generato, nel primo semestre 2007, un miglioramento della qualità delle esposizioni verso la clientela ordinaria: si registra un incremento dell'1,2% per le controparti a rischio basso e medio-basso, con contestuale decremento dello 0,3% per quelle a rischio alto e medio-alto.
Nel corso del 2007 è stato avviato un progetto interfunzionale con l'obiettivo di attivare un processo per la misurazione del capitale economico, in logica VaR, assorbito dal portafoglio crediti.

Le risorse umane e la rete territoriale

Organici

	giugno-07			dicembre-06			Var. giu/07 su dic/06		
	Personale a Ruolo	Dip. a Tempo determ.	Totale	Personale a Ruolo	Dip. a Tempo determ.	Totale	Personale a Ruolo	Dip. a Tempo determ.	Totale
Società consolidate integralmente									
Banca CR Firenze (*)	3.610	118	3.728	3.515	88	3.603	95	30	125
CR Pistoia e Pescia	682	19	701	682	12	694	0	7	7
CR Civitavecchia	233	14	247	220	12	232	13	2	15
CR Orvieto Spa	206	16	222	195	17	212	11	-1	10
CR La Spezia (*)	600	14	614	553	12	565	47	2	49
Banca CR Firenze Romania	183	3	186	159	-	159	24	3	27
CR Firenze Gestion Internationale	3	-	3	2	-	2	1	-	1
Infogroup	383	17	400	386	14	400	-3	3	-
Citylife	4	-	4	4	-	4	-	-	-
Centrovita Assicurazioni	41	19	60	37	20	57	4	-1	3
Immobiliare Nuova Sede	-	-	-	1	-	1	-1	-	-1
Totale organici consolidati Gruppo	**5.945**	**220**	**6.165**	**5.754**	**175**	**5.929**	**191**	**45**	**236**
Società consolidate a patrimonio netto (**)									
Gruppo Findomestic	2.070	365	2.435	1.993	291	2.284	77	74	151
Centro Factoring	109	1	110	106	1	107	3	-	3
Centro Leasing Banca	299	1	300	303	-	303	-4	1	-3
Soprarno SGR	7	-	7	2	-	2	5	-	5
Totale Società consolidate a patrimonio netto	**2.485**	**367**	**2.852**	**2.404**	**292**	**2.696**	**81**	**75**	**156**

(*) In data 1° gennaio 2007 è divenuta operativa la cessione di 10 filiali della Capogruppo alla controllata CR La Spezia, che ha comportato anche il trasferimento di 48 risorse della Rete Distributiva.

Le risorse impiegate sui Canali sono pari al 75,0% dell'organico complessivo contro il 73,7% di fine 2006; i dati relativi alle singole banche sono i seguenti:

	Strutture centrali	Canali	Totale	% sui canali
Banca CR Firenze	1.014	2.714	3.728	72,8%
CR Pescia	158	543	701	77,5%
CR Civitavecchia	29	218	247	88,3%
CR Orvieto	38	184	222	82,9%
CR la Spezia	126	488	614	79,5%
Banca CR Firenze Romania	59	127	186	68,3%
Totale Banche del Gruppo	**1.424**	**4.274**	**5.698**	**75,0%**

L'aumento degli organici del Gruppo risulta sostanzialmente coerente con il Piano triennale e Budget 2007, sia in valore assoluto che di ripartizione percentuale tra i Canali e le Strutture centrali.
Più in particolare, la rilevante crescita manifestata da inizio anno dalla Capogruppo supplisce al fabbisogno di risorse riveniente dalle numerose cessazioni intervenute nella parte finale dell'anno 2006, mentre l'elevato incremento dei dipendenti a tempo determinato è legato a fattori di stagionalità.

La rete territoriale

Al 30 giugno 2007 il numero delle filiali delle Banche italiane del Gruppo ammonta a 548 unità, dislocate in 23 province e 7 regioni, alle quali vanno aggiunte le 19 filiali di Banca CR Firenze Romania.

Provincia	BANCA CR FIRENZE	CR PISTOIA E PESCIA	CR CIVITAVECCHIA	CR LA SPEZIA	CR ORVIETO	GRUPPO
Firenze	132	4				136
Arezzo	34					34
Bologna	6	11				17
Genova				2		2
Grosseto	16					16
La Spezia				54		54
Livorno	10					10
Lucca	13	8				21
Mantova	7					7
Massa-Carrara				18		18
Modena	20					20
Parma				2		2
Perugia	16				2	18
Pisa	13					13
Pistoia	2	52				54
Prato	11	4				15
Ravenna	1					1
Reggio-Emilia	2			2		4
Roma	13		30		7	50
Siena	19					19
Terni					23	23
Verona	1					1
Viterbo			4		9	13
TOTALE	316	79	34	78	41	548
Filiali ubicate in Romania						19
TOTALE	316	79	34	78	41	567

La ripartizione per regione delle filiali italiane del Gruppo è riportata nella tabella che segue.

REGIONE	
Toscana	336
Emilia Romagna	44
Lazio	63
Liguria	56
Lombardia	7
Umbria	41
Veneto	1
TOTALE	548

In questo contesto sono inoltre operativi 23 Centri imprese, 19 Centri private e 48 Spazi finanziari.
In particolare, Banca CR Firenze Romania ha aperto 8 nuove filiali, di cui 4 nella città di Bucarest e le altre nelle città di Arad, Brasov, Cluj – Napoca e Ramnicu Valcea, portando la propria rete ad un numero complessivo di 19 filiali.
Per quanto riguarda le banche italiane del Gruppo, nel primo semestre 2007 sono state aperte 9 unità operative (6 filiali, 1 Centro imprese, 1 Centro private ed una filiale Spazio Mutui), così ripartite:

- Banca CR Firenze: filiali di Novellara e Ravenna, filiale n.10 di Roma e Centro private di Modena;
- CR Civitavecchia: filiali di Roma Prenestino e Ostia;
- CR La Spezia: Centro imprese di Massa-Carrara e filiale Spazio Mutui di La Spezia;

- CR Pistoia: filiale Centro commerciale Panorama di Pistoia.

Si segnala inoltre la costituzione dell'Area Perugia per un maggior presidio su tale territorio.

Selezione

Nel semestre sono pervenuti al Gruppo 8.490 curricula; per quanto riguarda le selezioni per ruoli di ingresso, 1.076 candidati hanno partecipato a test psico-attitudinali; sono stati effettuati 447 colloqui per assunzione a tempo determinato e 180 colloqui per assunzione di profili specialistici. Hanno partecipato alle selezioni svolte da società esterna 286 risorse, tra cui 107 ex impiegati a tempo determinato, 118 candidati per contratto d'inserimento e 61 candidati per contratto di apprendistato professionalizzante, che rappresenta per la Capogruppo una nuova tipologia di assunzione attivata a partire dal 2 aprile 2007.
Nel corso del semestre è stata condotta una selezione per Categorie Protette che ha visto la partecipazione di 41 candidati ed ha preso avvio l'iter selettivo destinato a figli e coniugi di dipendenti deceduti in servizio o entro due anni dal pensionamento.

Sviluppo e gestione delle risorse umane

Nel mese di marzo si sono concluse le prime due fasi (il Master e il Laboratorio) previste dal programma di sviluppo manageriale PERSEO (edizione 2006-2007 di Gruppo), che hanno coinvolto complessivamente 16 risorse; la terza ed ultima fase del programma (Training) è stata avviata a maggio.

Formazione

A livello di Gruppo sono state erogate nel corso del semestre 32.938 giornate di formazione in orario, di cui 23.579 giornate per la sola Capogruppo, registrando la partecipazione di 3.318 risorse.
Le attività più significative intraprese nel semestre sono state:

- Analisi e presidio dei rischi nel settore degli affidamenti;
- Master per Gestori Imprese;
- Formazione Prescrittiva - oltre alle consuete attività formative sia in presenza che in formazione a distanza (inerenti la Privacy, il D.lgs 231/01, la Centrale di allarme interbancaria e l'Antiriciclaggio), nel semestre è stata particolarmente consistente l'attività di formazione obbligatoria svolta in merito all'intermediazione assicurativa (Reg. 5/06 Isvap), che ha coinvolto a livello di Gruppo 2.820 risorse nel primo modulo e 1.329 nel secondo modulo, al D.lgs. 626/94, alla tematica del Rischio Rapina, rivolta ai Direttori (189 partecipanti) e agli addetti di filiale (382 partecipanti), a Pattichiari, con l'erogazione dei moduli inerenti il consolidamento delle conoscenze in materia di trasparenza bancaria e di adeguatezza degli investimenti finanziari, e l'avvio della X iniziativa "Cambio Conto";
- Basilea 2;
- Contratto di Apprendistato;
- Stage Dirigenti;
- Formazione Risorse Centro Imprese Agrarie;
- Formazione Portafoglio Management;
- Formazione Addetti Gestione Domanda;
- Master Associazione Italiana Private Banker.

Comunicazione interna

E' stato realizzato il Piano di Comunicazione Integrata di Gruppo (PIIC) per l'anno 2007, dove sono pianificate tutte le attività ed i progetti più significativi che verranno svolti dal Gruppo e dalle diverse funzioni aziendali.
La rilevazione della motivazione del personale e del clima interno negli ambienti di lavoro, già presente presso la Capogruppo e CR Pistoia, è stata introdotta in CR Civitavecchia ed è stato avviato lo studio di fattibilità per l'estensione, nel secondo semestre, a CR Orvieto.
Sono state riorientate le linee editoriali dell'*house organ* "Flash News", della rivista commerciale "PIN" e della Intranet, per valorizzare le sinergie tra i tre strumenti. Flash News è stato redatto per tutto il Gruppo, un unico giornale in formato tabloid, con sezioni dedicate alle singole banche.

L'attività di comunicazione

Le iniziative di comunicazione del Gruppo nel primo semestre 2007 hanno avuto come oggetto, oltre all'attività ordinaria di relazione con organi della stampa e istituzionali, alcuni progetti specifici.
Sul fronte delle iniziative culturali che presentano ritorni di immagine e commerciali, il Gruppo è main-sponsor della mostra *Cézanne a Firenze*, con iniziative ed agevolazioni esclusive riservate alla clientela. In questo contesto sono state organizzate visite guidate esclusive, incontri e serate conviviali rivolte alla clientela.
Nel segno della continuità con le iniziative espositive avviate dalla Capogruppo ricordiamo le mostre *Natività*, *Carnevale nell'Arte*, *Passione del Cristo* e la recentissima esposizione dedicata a *Lorenzo Viani*, tutte allestite presso la Sala delle Colonne nella Sede della Capogruppo di via Bufalini.
Tra le ulteriori iniziative del primo semestre, la Capogruppo si è distinta tra le aziende bancarie del territorio maggiormente rappresentative in materia di salvaguardia del patrimonio artistico in occasione del Premio Opificio delle Pietre Dure.
Rinnovata la presenza istituzionale in alcuni appuntamenti di numerosa partecipazione di pubblico, come il Torneo Internazionale di Tennis, il Premio Perseo e il Trofeo Banca CR Firenze al Centro Ippico Toscano. A marzo si è svolta la sesta edizione del Premio Città di Firenze, che vede Banca CR Firenze tra i promotori.
Nell'ambito delle iniziative di promozione dell'economia del territorio e di relazione con i principali soggetti istituzionali ed economici, la Capogruppo ha promosso il primo Forum sull'Economia Toscana, patrocinato dalla Regione Toscana, che ha visto la partecipazione di autorevoli esponenti del mondo imprenditoriale, associativo ed accademico regionale. A Palazzo Incontri si sono svolti inoltre convegni di richiamo nazionale come "Fare sistema", "Fare franchising" o l'incontro dedicato al "Trust".
La clientela imprese ha partecipato al nuovo appuntamento di "Progetto Città", al quale è intervenuto Leonardo Ferragamo. Apprezzate inoltre dalla clientela le serate in *Invito alla Reggia*, con visite guidate ai locali di Palazzo Vecchio.
Sul fronte della comunicazione commerciale è stata avviata una campagna pubblicitaria in sostegno dell'iniziativa "Viaggi di Valore", che ha supportato le azioni di acquisizione della clientela, di retention e di sviluppo del cross-selling. E' proseguito inoltre, in abbinamento all'estratto conto trimestrale, l'invio a tutta la clientela del Gruppo della Newsletter, con le informazioni relative alle nuove iniziative commerciali per la clientela privata e per la clientela imprese.
Inoltre, nell'ottica di favorire iniziative di sviluppo e relazione in Romania, sono stati coordinati i contenuti relativi a comunicazioni verso la stampa (in particolare in occasione delle aperture di nuove filiali) ed è stato organizzato un concerto di musica classica a Sibiu, capitale europea della cultura nel 2007, particolarmente apprezzato dalla clientela e dalle istituzioni rumene.
Sul piano dell'attività editoriale sono usciti i nuovi numeri della rivista Toscana Qui, realizzata grazie al contributo della Capogruppo.

Relazione sulla gestione

6. I settori di attività del Gruppo

Premessa

A seguito dell'introduzione dei nuovi principi IAS/ IFRS e secondo quanto previsto dalla Circolare Banca d'Italia n. 262 del 22 dicembre 2005, è stato realizzato un sistema di VBM (Value Based Management) che ha consentito non solo di produrre una rendicontazione rispettosa della nuova normativa, ma anche di arricchire la reportistica gestionale interna, rafforzando allo stesso tempo il legame di quest'ultima con i dati utilizzati per l'informativa esterna.

L'identificazione dei settori di attività

Al fine di attuare il processo di riattribuzione degli elementi reddituali e patrimoniali si è proceduto innanzitutto all'individuazione dei seguenti settori di attività:

- *Retail*, che include i seguenti sottosettori:
  - retail;
  - promotori finanziari;
  - altre reti bancarie (reti delle banche controllate che al momento non dispongono di canali distributivi differenziati per segmento di clientela servito);
- *Imprese e private*;
- *Finanza* (struttura preposta alla gestione del portafoglio di proprietà e della tesoreria a livello di Gruppo);
- *Wealth Management* (società che sviluppano prodotti per la gestione del risparmio);
- *Corporate center*, ovvero la struttura in cui sono concentrate le funzioni di governo, controllo e gestione delle partecipazioni (incluse quelle consolidate con il metodo del patrimonio netto, fra le quali Findomestic Banca S.p.A.).

I criteri di calcolo della redditività per settore di attività

I costi ed i ricavi dei vari settori di attività sono stati allocati secondo le seguenti regole:

- il margine d'interesse è stato calcolato utilizzando tassi interni di trasferimento;
- a ciascun settore di attività sono stati attribuiti i relativi costi diretti; inoltre, i costi indiretti relativi ai servizi resi dal Corporate center alle varie business units operative sono stati ribaltati su queste ultime, sulla base della loro effettiva fruizione;
- i servizi resi dalle singole business units a favore di altre business units sono stati "fatturati" a queste ultime;
- all'interno del Corporate center è stato costituito un "centro immobili", che sostiene i costi effettivi relativi alle immobilizzazioni, fatturando alle singole unità organizzative i fitti figurativi calcolati in base a quelli effettivi (per gli immobili in locazione) od al valore presumibile di realizzo dell'immobile (per gli immobili di proprietà).

Si è attribuito a ciascun settore di attività uno specifico capitale assorbito medio, sulla base dell'esposizione alle varie tipologie di rischio (di mercato, di credito, di trasformazione e operativo); conseguentemente, la redditività del singolo settore è stata misurata in termini di RORAC (Return On Risk Adjusted Capital), attraverso il rapporto tra il contributo all'utile netto di Gruppo del settore ed il capitale da esso assorbito, calcolato come sopra descritto.

I dati di settore

	RETAIL	IMPRESE E PRIVATE	FINANZA	WEALTH MANAGEMENT	CORPORATE CENTER	TOTALE GRUPPO
MARGINE DI INTERMEDIAZIONE LORDO (€/mil)						
giugno 2007	369	79	22	31	22	524
giugno 2006	349	75	12	30	23	489
Variazione 2007/ 2006 (%)	5,8%	5,0%	93,2%	4,4%	0,0%	7,2%
UTILE DELL'OPERATIVITA' CORRENTE (€/mil)						
giugno 2007	120	33	17	24	-2	191
giugno 2006	100	27	7	22	6	162
Variazione 2007/ 2006 (%)	20,1%	19,7%	151,7%	5,0%	n.s.	17,9%
UTILE NETTO (*) (€/mil)						
giugno 2007	68	22	12	17	-2	118
giugno 2006	59	19	4	17	5	105
Variazione 2007/ 2006 (%)	14,9%	15,5%	n.s.	3,3%	n.s.	12,4%
TOTALE ATTIVITA' FRUTTIFERE (€/mil)						
giugno 2007	9.489	4.791	5.037	2.736	916	22.969
giugno 2006	9.606	4.392	4.536	2.689	731	21.954
Variazione 2007/ 2006 (%)	-1,2%	9,1%	11,1%	1,7%	25,3%	4,6%
TOTALE PASSIVITA' ONEROSE (€/mil)						
giugno 2007	11.884	3.235	2.758	18	695	18.589
giugno 2006	12.310	2.325	2.770	28	638	18.070
Variazione 2007/ 2006 (%)	-3,5%	39,1%	-0,4%	-34,1%	8,9%	2,9%
CAPITALE ALLOCATO MEDIO (€/mil)						
giugno 2007	581	326	106	66	751	1.830
giugno 2006	497	260	111	64	682	1.614
Variazione 2007/ 2006 (%)	16,9%	25,5%	-4,7%	1,9%	10,1%	13,3%
REDDITIVITA' ANNUALIZZATA (%)						
giugno 2007	23,5%	13,6%	23,0%	51,9%	-0,4%	12,9%
giugno 2006	23,9%	14,8%	7,7%	51,2%	1,6%	13,0%
Variazione 2007/ 2006 (%)	-0,4%	-1,2%	15,3%	0,7%	-2,0%	-0,1%
PERSONALE						
giugno 2007	4.470	465	26	63	1.141	6.165
giugno 2006	4.432	440	26	61	1.124	6.083
Variazione 2007/ 2006 (%)	0,9%	5,6%	0,0%	3,3%	1,5%	1,3%

(*) L'importo dell'utile netto include, per i vari settori ed a livello complessivo, la quota di pertinenza di terzi.

Come commentato in precedenza, il semestre ha registrato un incremento dell'utile netto incluso l'utile di pertinenza di terzi del 12,4%, ancora una volta concentrato nei settori commerciali del Retail (+14,9) e delle "Imprese e private" (+15,5%), nonché un buon risultato della Finanza rispetto al medesimo periodo del precedente esercizio.
Per quanto riguarda la dinamica degli aggregati patrimoniali sottostanti le performance reddituali, continua la crescita sia pur contenuta delle attività fruttifere e delle passività onerose sostenuta dal settore "Imprese e private".

7. Altre informazioni

Il rating

	LUNGO TERMINE	BREVE TERMINE	OUTLOOK
FITCH RATINGS	A-	F2	STABILE
MOODY'S INVESTOR SERVICE	A1	P-1	STABILE

In data 13 aprile 2007 il rating sul lungo termine assegnato alla società da Moody's Investor Service è passato da A2 ad A1.
In data 25 aprile 2007, a seguito della comunicazione dell'avvio delle trattative tra Ente Cassa di Risparmio di Firenze e Intesa Sanpaolo circa l'acquisto del controllo di Banca CR Firenze da parte di quest'ultimo, Fitch Ratings ha posto sotto osservazione il rating della Banca ritenendo che esistano i presupposti per un suo miglioramento (Rating Watch Positive) nel caso l'operazione di acquisizione del controllo si concluda positivamente e, comunque, sulla base delle caratteristiche definitive dell'accordo stesso.

L'andamento del titolo nel primo semestre

Alla fine del primo semestre 2007, il prezzo ufficiale del titolo Banca CR Firenze risultava pari a 6,163 euro, in crescita del 45,4% rispetto alla fine dell'anno precedente (+68,8% negli ultimi dodici mesi). Tale dinamica, fortemente discorde rispetto all'andamento del mercato nel suo complesso, trova la sua giustificazione nelle attese dello stesso circa la parte dell'azienda nel processo di consolidamento in atto nel settore bancario italiano. Nello stesso periodo, infatti, l'indice di settore – MIB banche – è sceso del 2,7% mentre gli indici S&P MIB e MIDEX sono cresciuti, rispettivamente, dell'1,3% e del 4,6%. La media di azioni scambiate giornalmente ha superato i due milioni e cinquecentomila unità.
Nei primi sei mesi dell'anno, la quotazione minima è stata pari a 4,25 euro e quella massima a 6,633 euro. A questo proposito, è opportuno ricordare che il 5 marzo scorso ha avuto luogo l'operazione di raggruppamento delle azioni ordinarie, così come deliberato dall'assemblea dei soci dell'aprile 2006. L'operazione ha previsto la riduzione del numero totale delle azioni ordinarie componenti il capitale sociale tramite l'assegnazione di 3 nuove azioni ordinarie del valore unitario di 1,00 euro ogni 5 azioni ordinarie esistenti del valore unitario di 0,60 euro detenute.


160
150
140
130
120
110
100
90
BANCA CR FIRENZE
MIDEX
S&P MIB
MIB BANCHE
GEN
FEB
MAR
APR
MAG
GIU 2007

La composizione dell'azionariato

Nel corso del primo semestre del 2007 la società ha dato esecuzione all'ultima delle quattro operazioni deliberate dall'assemblea straordinaria del 27 aprile 2006 che hanno comportato nel loro insieme modificazioni nell'entità e nella composizione del capitale sociale. In particolare, il 5 marzo 2007 è stato effettuato il raggruppamento delle azioni e la modificazione del loro valore nominale, sostituendo ogni lotto di 5 azioni del valore nominale di 0,60 euro con un lotto di 3 nuove azioni del valore nominale di 1,00 euro.
Le altre tre operazioni (l'aumento gratuito tramite incremento del valore nominale delle azioni, l'ulteriore aumento gratuito tramite assegnazione di azioni e l'aumento di capitale a pagamento) erano state eseguite nel corso del 2006.
Le restanti modifiche dell'entità del capitale sociale sono riconducibili all'avanzamento della seconda parte del piano di stock option riservato ai dirigenti della Capogruppo e delle altre società del Gruppo. Nel primo semestre 2007 i beneficiari hanno sottoscritto azioni per un valore nominale complessivo di 1.178.270 euro.
Il capitale sociale al 30 giugno si è attestato a 828.485.231 euro.

Le interessenze dei principali soci, alla stessa data, in base alle informazioni disponibili, sono di seguito rappresentate.

Socio	n° azioni	quota
Ente CR Firenze	347.453.965	41,94%
Intesa Sanpaolo S.p.A.	153.898.664	18,58%
BNP Paribas S.A.	54.014.280	6,52%
Fondazione CR Spezia	32.398.176	3,91%
Fondazione CR Pistoia e Pescia	30.500.776	3,68%
Gruppo Banca CARIGE	20.739.746	2,50%
SOFIBAR (CR Ravenna) S.p.A.	9.015.000	1,09%
Altri (Mercato)	180.464.624	21,78%
Totale	828.485.231	100,00%

Sono comprese nella voce Altri (Mercato), in considerazione della loro natura, le partecipazioni detenute dagli investitori istituzionali. Fra queste assume significativo rilievo quella detenuta dalla società di gestione di fondi d'investimento di diritto statunitense Julius Baer Investment Management Llc, la cui quota, sulla base delle comunicazioni fatte pervenire ai sensi dell'art. 120 del Testo Unico dell'Intermediazione Finanziaria, deve ritenersi attualmente compresa fra il 2% ed il 5%.

Fatti di rilievo verificatisi nel semestre

L'Assemblea ordinaria dei soci tenutasi il 26 aprile 2007 ha approvato il bilancio dell'esercizio 2006 e la proposta di destinazione dell'utile dello stesso esercizio, con il pagamento di un dividendo unitario di 0,10 euro e data di stacco-cedola il 21 maggio 2007.
Sempre in sede ordinaria si è provveduto al rinnovo delle cariche sociali in scadenza.
In particolare, tramite votazione per liste di candidati, si è provveduto al rinnovo del Collegio Sindacale per gli esercizi 2007-2009. Dalla lista di maggioranza, presentata dall'Ente Cassa di Risparmio di Firenze, sono stati eletti due sindaci effettivi, il Dr. Vieri Fiori (Presidente uscente del Collegio) ed il Dr. Marco Sacconi (confermato nella carica), nonché un sindaco supplente, il Dr. Francesco Mancini, di nuova nomina. Dalla lista di minoranza, presentata da Intesa Sanpaolo S.p.A. è stato eletto il Presidente del Collegio, Dr. Domenico Muratori (sindaco effettivo nel precedente mandato), nonché un sindaco supplente, l'Avv. Angelo Falbo (confermato).
E' stato inoltre confermato nella carica di componente del C.d.A. il Dr. Federico Vecchioni, già cooptato dal Consiglio il 2 ottobre 2006, in sostituzione dello scomparso Prof. Pier Giovanni Marzili.
L'assemblea ordinaria ha rinnovato anche l'autorizzazione per il Consiglio di Amministrazione ad operare in azioni proprie, in termini sostanzialmente equivalenti a quelli che caratterizzavano l'autorizzazione conferita dall'assemblea dell'anno precedente. In particolare sono stati autorizzati acquisti e vendite sul mercato di quotazione con dei limiti massimi alle azioni detenibili in portafoglio, definiti sia sul numero di azioni, 10 milioni di unità, sia sul controvalore, 50 milioni di euro. E' stato inoltre autorizzato l'utilizzo delle azioni proprie per eventuali operazioni di finanza straordinaria, se si dovessero presentare delle opportunità.
L'assemblea straordinaria ha introdotto modifiche dello statuto sociale per il suo adeguamento alle nuove normative sulle società quotate. In particolare, sono state aggiornate le modalità di convocazione dell'assemblea tramite pubblicazione dell'avviso su un quotidiano a diffusione nazionale, le modalità di nomina del Collegio Sindacale tramite votazione per liste di candidati e del Presidente del Collegio, i requisiti per l'assunzione della carica di Sindaco ed i poteri dei Sindaci di convocazione degli Organi Amministrativi. E' stata inoltre prevista in Statuto la figura del "Dirigente preposto alla redazione dei documenti contabili societari" ed il Consiglio di Amministrazione, nella riunione del 14 maggio 2007, ha pertanto provveduto alla nomina di tale figura nella persona del Responsabile della Direzione Amministrazione della Capogruppo.

Fatti di rilievo verificatisi dopo la chiusura del semestre

La Capogruppo ha acquistato, in data 11 luglio 2007, *ulteriori* 13.618.175 azioni ordinarie Centro Leasing Banca S.p.A. dal socio BNP Paribas Lease Group S.A., che è uscito dalla compagine *azionaria* della partecipata.
Con la predetta acquisizione l'interessenza del Gruppo in Centro Leasing Banca S.p.A. è *salita* dal 43,537% all'87,075% e ha determinato l'assunzione del controllo anche di Centro Factoring S.p.A. (di cui Centro Leasing Banca S.p.A. detiene a sua volta il 14,946%, che si è aggiunto al 47,693% già di proprietà del nostro Gruppo).
Tramite Centro Leasing Banca S.p.A. è stato inoltre assunto il controllo di Centro Leasing Rete S.p.A. e della società di diritto tedesco Centro Leasing G.m.b.h. e sono state infine assunte partecipazioni di collegamento indiretto in Aci Leasing Friuli Venezia Giulia S.p.A. e in Euroasset Italia S.r.l., tramite Centro Leasing Banca S.p.A., nonché in Safi S.r.l., tramite Centro Leasing Rete S.p.A.
Nel mese di luglio 2007 tutte le banche del Gruppo hanno esercitato l'opzione pro-quota sull'aumento di capitale al nominale di 44,3 milioni di euro circa deliberato da Centro Leasing Banca S.p.A. il 4 giugno 2007, versando nelle casse della società l'importo complessivo di 38,6 milioni di euro circa; nei giorni immediatamente successivi alla pubblicazione dell'offerta era già stato sottoscritto e versato oltre il 95%, con una quota di inoptato limitata allo 0,142%, corrispondente a 17.814 azioni; su di esse hanno esercitato la prelazione Banca CR Firenze S.p.A., Cassa di Risparmio di Pistoia e Pescia S.p.A. e Sofibar S.p.A.; al Gruppo sono state assegnate, in proporzione all'interessenza posseduta, ulteriori 16.255 azioni per un onere di 57.542,70 euro. A completamento dell'aumento di capitale, la partecipazione detenuta dal Gruppo in Centro Leasing Banca S.p.A. è salita pertanto dall'87,075% all'87,112%.

L'evoluzione prevedibile della gestione

Nel primo semestre del corrente esercizio sono continuate le attività del Gruppo finalizzate ad ottenere le migliori sinergie commerciali e gestionali in un complessivo contesto di contenimento dei costi.
Tali azioni supportano efficacemente l'attività di sviluppo che la Banca ed il Gruppo perseguono grazie alla robustezza intrinseca dei contenuti patrimoniali e dei rapporti commerciali con la clientela.
Ricordiamo inoltre l'articolata composizione del nostro Gruppo che consente, con una diversificazione delle fonti di ricavo, di fronteggiare anche eventuali crisi di settori che congiunturalmente possono interessare singole aree di potenziale sviluppo.
Si rileva in proposito il peculiare equilibrio del bilancio del Gruppo Banca CR Firenze in termini di rapporti tra passività e attività, tra breve e medio-lungo termine e tra raccolta diretta e indiretta che, ammortizzando effetti negativi contingenti su settori di bilancio, offre possibilità di sviluppo ben articolate e coerenti con gli obiettivi di crescita.
Tali caratteristiche potranno essere ulteriormente valorizzate e trovare completa rispondenza nei valori aziendali del Gruppo Intesa Sanpaolo con il quale, a seguito degli accordi recentemente sottoscritti dal Gruppo stesso con l'Ente Cassa di Risparmio di Firenze, sta ora iniziando un processo di integrazione,
Il risultato del primo semestre ha confermato quanto espresso in occasione dell'approvazione dei conti del primo trimestre, sull'andamento aziendale per l'esercizio in corso e, pertanto, si mantengono le previsioni circa il perseguimento degli obiettivi del Piano Triennale e del budget, in coerenza con lo sviluppo registrato nello scorso esercizio.

Stato patrimoniale consolidato

(importi in milioni di euro)

	Voci dell'attivo	30 giugno 2007	31 dicembre 2006
10.	Cassa e disponibilità liquide	197	230
20.	Attività finanziarie detenute per la negoziazione	246	546
30.	Attività finanziarie valutate al *fair value*	1.563	1.531
40.	Attività finanziarie disponibili per la vendita	3.190	3.303
60.	Crediti verso banche	2.094	1.672
70.	Crediti verso clientela	15.405	14.628
80.	Derivati di copertura	4	7
100.	Partecipazioni	472	476
120.	Attività materiali	454	446
130.	Attività immateriali	334	334
	di cui: - avviamento	321	318
140.	Attività fiscali	217	274
	a) correnti	*131*	*185*
	b) anticipate	*86*	*89*
160.	Altre attività	377	366
	Totale dell'attivo	**24.553**	**23.813**

	Voci del passivo e del patrimonio netto	30 giugno 2007	31 dicembre 2006
10.	Debiti verso banche	859	816
20.	Debiti verso clientela	11.868	11.389
30.	Titoli in circolazione	5.969	5.569
40.	Passività finanziarie di negoziazione	83	51
50.	Passività finanziarie valutate al *fair value*	989	1.099
60.	Derivati di copertura	47	29
80.	Passività fiscali	112	159
	a) correnti	*78*	*135*
	b) differite	*34*	*24*
100.	Altre passività	973	942
110.	Trattamento di fine rapporto del personale	149	180
120.	Fondi per rischi e oneri:	272	268
	a) quiescenza e obblighi simili	*190*	*192*
	b) altri fondi	*82*	*76*
130.	Riserve tecniche	1.660	1.547
140.	Riserve da valutazione	(22)	(12)
170.	Riserve	637	433
180.	Sovrapprezzi di emissione	102	101
190.	Capitale	828	827
210.	Patrimonio di pertinenza di terzi (+/-)	126	144
220.	Utile (Perdita) d'esercizio (+/-)	101	271
	Totale del passivo e del patrimonio netto	**24.553**	**23.813**

Conto economico consolidato
(importi in milioni di euro)

Voci		30 giugno 2007	30 giugno 2006 (*)
10.	Interessi attivi e proventi assimilati	530	416
20.	Interessi passivi e oneri assimilati	(213)	(147)
30.	**Margine di interesse**	**317**	**269**
40.	Commissioni attive	142	140
50.	Commissioni passive	(25)	(20)
60.	**Commissioni nette**	**117**	**120**
70.	Dividendi e proventi simili	4	9
80.	Risultato netto dell'attività di negoziazione	23	16
90.	Risultato netto dell'attività di copertura	(1)	2
100.	Utili (perdite) da cessione o riacquisto di:	4	5
	b) attività finanziarie disponibili per la vendita	*2*	*3*
	d) passività finanziarie	*2*	*2*
120.	**Margine di intermediazione**	**464**	**421**
130.	Rettifiche/Riprese di valore nette per deterioramento di:	(39)	(14)
	a) crediti	*(38)*	*(13)*
	b) attività *finanziarie disponibili* per la vendita		*(1)*
	d) altre operazioni finanziarie	*(1)*	
140.	**Risultato netto della gestione finanziaria**	**425**	**407**
110.+150.+160.	Risultato netto della gestione assicurativa (**)	4	8
170.	**Risultato netto della gestione finanziaria e assicurativa**	**429**	**415**
180.	Spese amministrative:	(282)	(295)
	a) spese per il personale	*(181)*	*(198)*
	b) altre spese amministrative	*(101)*	*(97)*
190.	Accantonamenti netti ai fondi per rischi e oneri	(11)	(14)
200.	Rettifiche/Riprese di valore nette su attività materiali	(12)	(11)
210.	Rettifiche/Riprese di valore nette su attività immateriali	(6)	(8)
220.	Altri oneri/proventi di gestione	46	44
230.	**Costi operativi**	**(265)**	**(284)**
240.	Utili (Perdite) delle partecipazioni	24	29
250.	Risultato netto della valutazione al *fair value* delle attività materiali e immateriali	1	
270.	Utili (Perdite) da cessione di investimenti	2	2
280.	**Utile (Perdita) della operatività corrente al lordo delle imposte**	**191**	**162**
290.	Imposte sul reddito dell'esercizio dell'operatività corrente	(73)	(57)
300.	**Utile (Perdita) della operatività corrente al netto delle imposte**	**118**	**105**
320.	**Utile (Perdita) d'esercizio**	**118**	**105**
330.	Utile (Perdita) d'esercizio di pertinenza di terzi	(17)	(16)
340.	**Utile (Perdita) d'esercizio di pertinenza della capogruppo**	**101**	**89**

(*) I saldi raffrontativi dell'esercizio precedente sono stati riclassificati per accogliere le diverse modalità di rappresentazione di alcune grandezze, emerse in seguito all'evoluzione dottrinale sull'applicazione degli IAS/IFRS intervenuta nell'anno 2006 e recepita nella redazione dei bilanci individuali delle società del Gruppo, per i quali la data di prima applicazione di tali principi è stata il 31 dicembre 2006; in proposito si precisa che le suddette riclassifiche non hanno prodotto alcun effetto sull'utile netto e sul patrimonio netto consolidati al 30 giugno 2006, come dettagliatamente illustrato nella Parte A delle note esplicative ed integrative.

(**) le voci 110 "Risultato netto delle attività finanziarie valutate al fair value", 150 "Premi netti" e 160 "Saldo altri oneri e proventi della gestione assicurativa" sono state accorpate nella riga "Risultato netto della gestione assicurativa", rappresentando sinteticamente il risultato tipico del comparto assicurativo, al fine di consentire una più chiara esposizione di tale risultato, in quanto si è ritenuto opportuno separare il suddetto comparto dalla gestione caratteristica del Gruppo Bancario.

Prospetto delle variazioni del patrimonio netto consolidato

(importi in milioni di euro)

1° Semestre 2006	Esistenze al 31.12.2005 di pertinenza del Gruppo	Esistenze al 31.12.2005 di pertinenza di terzi (*)	Allocazione risultato esercizio precedente			Variazioni dell'esercizio						
			Riserve di pertinenza del Gruppo	Riserve di pertinenza di terzi (*)	Dividendi e altre destinazioni	Variazioni di riserve di pertinenza del Gruppo	Variazioni di riserve di pertinenza di terzi (*)	Operazioni sul patrimonio netto: Emissione nuove azioni (**)	Utile (Perdita) di esercizio 30.06.2006 di pertinenza del Gruppo	Utile (Perdita) di esercizio 30.06.2006 di pertinenza dei terzi (*)	Patrimonio netto al 30.06.2006 di pertinenza del Gruppo	Patrimonio netto al 30.06.2006 di pertinenza di terzi (*)
Capitale:	648							177			825	
a) azioni ordinarie	648							177			825	
Sovrapprezzi di emissione	57							44			101	
Riserve	342	40	89	26		41	5	(16)			456	71
a) di utili	387	39	89	26		(11)	5				465	70
b) altre	(45)	1				52		(16)			(9)	1
Riserve da valutazione:	130	30				(35)		(54)			41	
a) disponibili per la vendita	46	4				(8)					38	
c) rivalutazione immobili	84	26				(27)		(54)			3	
Utile (Perdita) di esercizio	149	26	(89)	(26)	(60)				89	16	89	16
Patrimonio netto	1.326	96			(60)	6	5	151	89	16	1.512	87

1° semestre 2007	Esistenze al 31.12.2006 di pertinenza del Gruppo	Esistenze al 31.12.2006 di pertinenza di terzi (*)	Allocazione risultato esercizio precedente			Variazioni del periodo						
			Riserve di pertinenza del Gruppo	Riserve di pertinenza di terzi (*)	Dividendi e altre destinazioni	Variazioni di riserve di pertinenza del Gruppo	Variazioni di riserve di pertinenza di terzi (*)	Operazioni sul patrimonio netto: Stock options	Utile (Perdita) di esercizio 30.06.2007 di pertinenza del Gruppo	Utile (Perdita) di esercizio 30.06.2007 di pertinenza di terzi (*)	Patrimonio netto al 30.06.2007 di pertinenza del Gruppo	Patrimonio netto al 30.06.2007 di pertinenza di terzi (*)
Capitale:	827							1			828	
a) azioni ordinarie	827							1			828	
Sovrapprezzi di emissione	101							1			102	
Riserve	433	111	187	31		17	(32)				637	110
a) di utili	395	110	187	31		15	(32)				597	109
b) altre	38	1				2					40	1
Riserve da valutazione:	(12)	2				(10)					(22)	(1)
a) disponibili per la vendita	(12)	2				(10)	(3)				(22)	(1)
Utile (Perdita) di esercizio	271	31	(187)	(31)	(84)				101	17	101	17
Patrimonio netto	1.620	144			(84)	7	(32)	2	101	17	1.646	126

(*) le colonne indicate sono state inserite come da istruzioni impartite dalla Banca d'Italia ed includono la movimentazione delle componenti del patrimonio netto di pertinenza di terzi, di cui si fornisce dettaglio nelle note esplicative ed integrative, Parte B, Sezione 16 del passivo.

(**) tale colonna include le variazioni delle Riserve e delle Riserve da valutazione avvenute in seguito all'aumento gratuito di capitale effettuato dalla Capogruppo nel primo semestre 2006, sia mediante l'emissione di nuove azioni che mediante l'aumento del valore nominale di ciascuna azione da euro 0,57 ad euro 0,60, che ha inoltre comportato l'imputazione al capitale sociale dei Sovrapprezzi di emissione, per un importo pari a circa 57 milioni di euro; si segnala infine che i suddetti sovrapprezzi sono cresciuti, a seguito dell'aumento di capitale a titolo oneroso, per circa 101 milioni di euro, registrando pertanto un incremento netto di 44 milioni di euro rispetto al valore esistente al 31 dicembre 2005.

Rendiconto finanziario consolidato
Metodo indiretto (importi in milioni di euro)

A. ATTIVITA' OPERATIVA	Importo 30 giugno 2007	Importo 30 giugno 2006
1. Gestione	**378**	**134**
- risultato d'esercizio (+/-)	101	89
- plus/minusvalenze su attività finanziarie detenute per la negoziazione e su attività e passività valutate al *fair value* (-/+)	4	3
- plus/minusvalenze su attività di copertura (-/+)	1	(2)
- rettifiche/riprese di valore nette per deterioramento (+/-)	53	13
- rettifiche/riprese di valore nette su immobilizzazioni materiali e immateriali (+/-)	18	19
- accantonamenti netti a fondi rischi ed oneri ed altri costi/ricavi (+/-)	11	13
- variazioni non monetarie del comparto assicurativo (+/-)	126	(14)
- imposte e tasse non liquidate (+)	73	56
- altri aggiustamenti (+/-)	(9)	(43)
2. Liquidità generata/assorbita dalle attività finanziarie	**(832)**	**(1.237)**
- attività finanziarie detenute per la negoziazione	296	10
- attività finanziarie valutate al *fair value*	(32)	(130)
- attività finanziarie disponibili per la vendita	113	(232)
- crediti verso banche	(422)	(119)
- crediti verso clientela	(830)	(897)
- altre attività	43	131
3. Liquidità generata/assorbita dalle passività finanziarie	**535**	**1.057**
- debiti verso banche	43	450
- debiti verso clientela	279	273
- titoli in circolazione	421	166
- passività finanziarie di negoziazione	32	34
- passività *finanziarie valutate al fair value*	(110)	33
- altre passività	(130)	101
Liquidità netta generata/assorbita dall'attività operativa	**81**	**(46)**
B. ATTIVITA' DI INVESTIMENTO		
1. Liquidità generata da		**15**
- vendite di partecipazioni		11
- vendite di attività materiali		4
2. Liquidità assorbita da	**30**	**50**
- acquisti di partecipazioni		21
- acquisti di attività materiali	20	3
- acquisti di attività immateriali	6	26
- acquisti di società controllate e di rami d'azienda	4	
Liquidità netta generata/assorbita dall'attività d'investimento	**(30)**	**(35)**
C. ATTIVITA' DI PROVVISTA		
- emissioni/acquisti di azioni proprie		150
- distribuzione dividendi e altre finalità	(84)	(60)
Liquidità netta generata/assorbita dall'attività di provvista	**(84)**	**90**
LIQUIDITA' NETTA GENERATA/ASSORBITA NELL'ESERCIZIO	**(33)**	**9**

<u>LEGENDA</u>
(+) generata
(-) assorbita

RICONCILIAZIONE

Voci di bilancio	30 giugno 2007	30 giugno 2006
Cassa e disponibilità liquide all'inizio dell'esercizio	**230**	**179**
Liquidità totale netta generata/assorbita nell'esercizio	***(33)***	**9**
Cassa e disponibilità liquide alla chiusura dell'esercizio	**197**	**188**

Prospetti contabili individuali

Stato patrimoniale della Capogruppo
(importi in milioni di euro)

	Voci dell'attivo	30 giugno 2007	31 dicembre 2006
10.	Cassa e disponibilità liquide	127	144
20.	Attività finanziarie detenute per la negoziazione	122	79
40.	Attività finanziarie disponibili per la vendita	1.924	1.943
60.	Crediti verso banche	2.131	1.706
70.	Crediti verso clientela	10.685	10.150
80.	Derivati di copertura	4	4
100.	Partecipazioni	950	904
110.	Attività materiali	248	252
120.	Attività immateriali	96	98
	di cui:		
	- avviamento	88	87
130.	Attività fiscali	130	171
	a) correnti	*78*	*107*
	b) anticipate	*52*	*63*
140.	Attività non correnti e gruppi di attività in via di dismissione		154
150.	Altre attività	237	255
	Totale dell'attivo	**16.654**	**15.860**

	Voci del passivo e del patrimonio netto	30 giugno 2007	31 dicembre 2006
10.	Debiti verso banche	1.451	1.029
20.	Debiti verso clientela	8.161	8.026
30.	Titoli in circolazione	4.440	4.144
40.	Passività finanziarie di negoziazione	83	50
60.	Derivati di copertura	46	27
80.	Passività fiscali	73	119
	a) correnti	*63*	*108*
	b) differite	*10*	*11*
90	Passività associate ad attività in via di dismissione		149
100.	Altre passività	575	522
110.	Trattamento di fine rapporto del personale	107	130
120.	Fondi per rischi e oneri:	200	197
	a) quiescenza e obblighi simili	*141*	*143*
	b) altri fondi	*59*	*54*
130.	Riserve da valutazione	(19)	(12)
160.	Riserve	482	310
170.	Sovrapprezzi di emissione	102	101
180.	Capitale	828	827
200.	Utile (Perdita) d'esercizio (+/-)	125	240
	Totale del passivo e del patrimonio netto	**16.654**	**15.860**

Conto economico della Capogruppo
(importi in milioni di euro)

	Voci	30 giugno 2007	30 giugno 2006 pro-forma (1)	30 giugno 2006 (2)
10.	Interessi attivi e proventi assimilati	360	279	266
20.	Interessi passivi e oneri assimilati	(170)	(113)	(109)
30.	**Margine di interesse**	**190**	**166**	**157**
40.	Commissioni attive	94	97	92
50.	Commissioni passive	(14)	(11)	(11)
60.	**Commissioni nette**	**80**	**86**	**81**
70.	Dividendi e proventi simili	80	81	81
80.	Risultato netto dell'attività di negoziazione	15	15	14
90.	Risultato netto dell'attività di copertura	(1)	1	1
100.	Utili (perdite) da cessione o riacquisto di:	3	3	1
	b) attività finanziarie disponibili per la vendita	*2*	*1*	*(1)*
	d) passività finanziarie	*1*	*2*	*2*
120.	**Margine di intermediazione**	**367**	**352**	**336**
130.	Rettifiche/Riprese di valore nette per deterioramento di:	(29)	(12)	(12)
	a) crediti	*(29)*	*(12)*	*(12)*
	b) attività finanziarie disponibili per la vendita		*(1)*	*(1)*
140.	**Risultato netto della gestione finanziaria**	**338**	**339**	**324**
150.	Spese amministrative:	(196)	(214)	(203)
	a) spese per il personale	*(114)*	*(133)*	*(126)*
	b) altre spese amministrative	*(82)*	*(82)*	*(77)*
160.	Accantonamenti netti ai fondi per rischi e oneri	(8)	(10)	(10)
170.	Rettifiche/Riprese di valore nette su attività materiali	(6)	(6)	(6)
180.	Rettifiche/Riprese di valore nette su attività immateriali	(5)	(6)	(6)
190.	Altri oneri/proventi di gestione	39	39	38
200.	**Costi operativi**	**(176)**	**(198)**	**(187)**
210.	Utili (Perdite) delle partecipazioni	2		
240.	Utili (Perdite) da cessione di investimenti		2	1
250.	**Utile (Perdita) della operatività corrente al lordo delle imposte**	**164**	**143**	**138**
260.	Imposte sul reddito dell'esercizio dell'operatività corrente	(39)	(31)	(29)
270.	**Utile (Perdita) della operatività corrente al netto delle imposte**	**125**	**112**	**109**
290.	**Utile (Perdita) d'esercizio**	**125**	**112**	**109**

(1) La colonna pro-forma include i valori rideterminati retrodatando gli effetti dell'incorporazione della Cassa di Risparmio di Mirandola S.p.A., avvenuta in data 1° luglio 2006 con effetti contabili dal 1° gennaio 2006; i suddetti valori non incorporano peraltro gli effetti derivanti dalla cessione di dieci filiali a Cassa di Risparmio della Spezia S.p.A., avvenuta in data 1° gennaio 2007, che avrebbero comportato un incremento dell'utile netto al 30 giugno 2007 pari al 14,2% rispetto al dato relativo al primo semestre 2006 ottenuto con valori omogenei.

(2) I valori riportati in questa colonna corrispondono a quelli utilizzati ai fini comparativi per le note esplicative ed integrative, determinati senza tener conto delle operazioni straordinarie di cui al punto precedente.

Prospetto delle variazioni del patrimonio netto della Capogruppo
(importi in milioni di euro)

1° Semestre 2006	Esistenze al 31.12.2005	Modifica saldi d'apertura	Esistenze al 01.01.2006	Allocazione risultato esercizio precedente: Riserve	Allocazione risultato esercizio precedente: Dividendi e altre destinazioni	Variazioni dell'esercizio: Variazioni di riserve	Variazioni dell'esercizio: Operazioni sul patrimonio netto: Emissione nuove azioni (*)	Utile (Perdita) di esercizio al 30.06.2006	Patrimonio netto al 30.06.2006
Capitale	648		648				177		825
a) azioni ordinarie	648		648				177		825
Sovrapprezzi di emissione	57		57				44		101
Riserve	354	(89)	265	52			(3)		314
a) di utili	354		354	52			(3)		403
b) altre		(89)	(89)						(89)
Riserve da valutazione	68	42	110			(5)	(68)		37
a) disponibili per la vendita		42	42			(5)			37
c) rivalutazione immobili	68		68				(68)		
Utile (Perdita) di esercizio	118	(6)	112	(52)	(60)			109	109
Patrimonio netto	1.245	(53)	544		(60)	(5)	150	109	1.386

1° Semestre 2007	Esistenze al 31.12.2006	Allocazione risultato esercizio precedente: Riserve	Allocazione risultato esercizio precedente: Dividendi e altre destinazioni	Variazioni dell'esercizio: Variazioni di riserve	Variazioni dell'esercizio: Operazioni sul patrimonio netto: Stock options	Utile (Perdita) di esercizio al 30.06.2007	Patrimonio netto al 30.06.2007
Capitale	827				1		828
a) azioni ordinarie	827				1		828
Sovrapprezzi di emissione	101				1		102
Riserve	310	156		16			482
a) di utili	404	156					560
b) altre	(94)			16			(78)
Riserve da valutazione	(12)			(7)			(19)
a) disponibili per la vendita	(13)			(7)			(20)
c) attività materiali	1						1
Utile (Perdita) di esercizio	240	(156)	(84)			125	125
Patrimonio netto	1.466		(84)	9	2	125	1.518

La variazione della voce "Riserve", sottovoce "b) altre", avvenuta nel primo semestre 2007 per un importo pari a circa 16 milioni di euro, include la plusvalenza netta di circa 19 milioni di euro realizzata in seguito alla cessione di dieci filiali alla Cassa di Risparmio della Spezia S.p.A., che in base a quanto richiesto dalle recenti interpretazioni dei principi IAS/IFRS è stata imputata direttamente al patrimonio netto.

(*) tale colonna include le variazioni delle Riserve e delle Riserve da valutazione avvenute in seguito all'aumento gratuito di capitale effettuato dalla banca nel primo semestre 2006, sia mediante l'emissione di nuove azioni che mediante l'aumento del valore nominale di ciascuna azione da euro 0,57 ad euro 0,60, che ha inoltre comportato l'imputazione al capitale sociale dei Sovrapprezzi di emissione, per un importo pari a circa 57 milioni di euro; si segnala infine che i suddetti sovrapprezzi sono cresciuti, a seguito dell'aumento di capitale a titolo oneroso, per circa 101 milioni di euro, registrando pertanto un incremento netto di 44 milioni di euro rispetto al valore esistente al 31 dicembre 2005.

Rendiconto finanziario della Capogruppo

Metodo indiretto (importi in milioni di euro)

A. ATTIVITA' OPERATIVA	Importo	
	30 giugno 2007	30 giugno 2006
1. Gestione	225	160
- risultato d'esercizio (+/-)	125	109
- plus/minusvalenze su attività finanziarie detenute per la negoziazione e su attività e passività valutate al *fair value* (-/+)	1	(2)
- plus/minusvalenze su attività di copertura (-/+)	1	(1)
- rettifiche/riprese di valore nette per deterioramento (+/-)	40	12
- rettifiche/riprese di valore nette su immobilizzazioni materiali e immateriali (+/-)	11	12
- accantonamenti netti a fondi rischi ed oneri ed altri costi/ricavi (+/-)	8	10
- imposte e tasse non liquidate (+)	39	29
- altri aggiustamenti (+/-)		(9)
2. Liquidità generata/assorbita dalle attività finanziarie	(822)	(943)
- attività finanziarie detenute per la negoziazione	(44)	28
- attività finanziarie disponibili per la vendita	18	(198)
- crediti verso banche	(425)	(126)
- crediti verso clientela	(573)	(591)
- altre attività	202	(56)
3. Liquidità generata/assorbita dalle passività finanziarie	690	744
- debiti verso banche	422	469
- debiti verso clientela	135	35
- titoli in circolazione	311	126
- passività finanziarie di *negoziazione*	33	30
- altre passività	(211)	84
Liquidità netta generata/assorbita dall'attività operativa	93	(39)
B. ATTIVITA' DI INVESTIMENTO		
1. Liquidità generata da	29	12
- vendite di partecipazioni		11
- dividendi incassati su partecipazioni		
- vendite di rami d'azienda	29	
- vendite di attività materiali		1
2. Liquidità assorbita da	(54)	(53)
- acquisti di partecipazioni	(46)	(52)
- acquisti di attività materiali	(2)	(1)
- acquisti di attività immateriali	(2)	
- acquisti di rami d'azienda	(4)	
Liquidità netta generata/assorbita dall'attività d'investimento	(25)	(41)
C. ATTIVITA' DI PROVVISTA		
- emissioni/acquisti di azioni proprie		150
- distribuzione dividendi e altre finalità	(84)	(60)
Liquidità netta generata/assorbita dall'attività di provvista	(84)	90
LIQUIDITA' NETTA GENERATA/ASSORBITA NELL'ESERCIZIO	(17)	10

LEGENDA

(+) generata
(-) assorbita

RICONCILIAZIONE

Voci di bilancio	Importo	
	30 giugno 2007	30 giugno 2006
Cassa e disponibilità liquide all'inizio dell'esercizio	144	83
Liquidità totale netta generata/assorbita nell'esercizio	(17)	10
Cassa e disponibilità liquide alla chiusura dell'esercizio	127	93

PARTE A - POLITICHE CONTABILI

PARTE GENERALE

Dichiarazione di conformità ai principi contabili internazionali

La Relazione semestrale del Gruppo Banca CR Firenze è stata redatta sulla base di quanto previsto dall'articolo 81 del Regolamento emittenti di cui alla delibera Consob n. 11971 del 14 maggio 1999 e successive modificazioni ed integrazioni. Secondo tale articolo, la relazione semestrale deve essere predisposta sulla base dei principi contabili internazionali *International Accounting Standard* (IAS) e *International Financial Reporting Standard* (IFRS), così come omologati dalla Commissione Europea a tutto il 30 giugno 2007 in base alla procedura prevista dal Regolamento (CE) n.1606/2002. In particolare, la Relazione semestrale del Gruppo Banca CR Firenze è stata redatta in conformità al principio contabile internazionale IAS 34, relativo all'informativa infrannuale, optando per la presentazione sintetica prevista dal paragrafo 10 di tale principio.

Principi generali di redazione

I suddetti principi sono i seguenti:

a. *continuità aziendale*: le attività, le passività e le operazioni "fuori bilancio" formano oggetto di valutazione sulla scorta dei valori di funzionamento, in quanto destinate a durare nel tempo;
b. *competenza economica*: i costi ed i ricavi vengono rilevati nel periodo in cui maturano economicamente in relazione ai sottostanti servizi ricevuti e forniti, indipendentemente dalla data del rispettivo regolamento monetario; è applicato il criterio della correlazione fra costi e ricavi;
c. *coerenza di rappresentazione*: per garantire la comparabilità dei dati e delle informazioni contenute negli schemi e nei prospetti di bilancio, le modalità di rappresentazione e di classificazione vengono mantenute costanti nel tempo, salvo che il loro cambiamento non sia prescritto da un principio contabile internazionale o da un'interpretazione oppure non sia diretto a rendere più significativa ed affidabile l'esposizione dei valori; quando viene modificata una determinata modalità di rappresentazione o di classificazione, la nuova modalità viene applicata - se possibile - in via retroattiva, illustrandone le ragioni e la natura ed indicandone gli effetti sulla rappresentazione del bilancio;
d. *rilevanza ed aggregazione*: ogni classe rilevante di elementi che presentano natura o funzione simili viene esposta distintamente negli schemi di stato patrimoniale e di conto economico; gli elementi aventi natura o funzione differenti, se rilevanti, sono rappresentati separatamente;
e. *divieto di compensazione*: è applicato il divieto di compensazione, salvo che questa non sia prevista o consentita dai principi contabili internazionali o da un'interpretazione di tali principi;
f. *raffronto con l'esercizio o periodo precedente*: gli schemi ed i prospetti di bilancio riportano i valori dell'esercizio o periodo precedente eventualmente adattati, ove possibile, per assicurare la loro comparabilità.

Area e metodi di consolidamento

Principi e metodi di consolidamento

Il consolidamento dei dati relativi alla Capogruppo, alle società controllate in via esclusiva ed alle società controllate in via congiunta sono regolate dai seguenti criteri:

Controllate in via esclusiva: le attività, le passività, il patrimonio netto, le operazioni "fuori bilancio", i costi ed i ricavi della Capogruppo e delle società controllate in via esclusiva, qualunque sia il tipo di attività economica dalle stesse svolta, sono aggregati nelle pertinenti voci e sottovoci del bilancio consolidato secondo il metodo del consolidamento integrale prescritto dallo IAS 27, fatte salve le elisioni riguardanti le partecipazioni nelle società controllate e le corrispondenti frazioni dei patrimoni netti di tali società nonché gli altri rapporti intragruppo di stato patrimoniale e di conto economico. L'eventuale differenza positiva emergente dal raffronto tra il valore di carico di ciascuna partecipazione e la rispettiva frazione del patrimonio netto della società controllata è iscritta come avviamento ed assoggettata alla procedura di misurazione delle perdite di valore (*impairment test*) connesse al deterioramento della situazione economica, patrimoniale o finanziaria dell'impresa ovvero di eventi che del pari possano influire sulle prospettive dell'impresa medesima e sul presumibile valore di realizzo. Se la suddetta differenza è negativa, viene registrata come ricavo nel conto economico consolidato.

Controllate in via congiunta: le partecipazioni nelle società sottoposte al controllo congiunto sono valutate con il metodo del patrimonio netto, come consentito dallo IAS 31.

Area di consolidamento

L'area di consolidamento include la Capogruppo e le società da essa direttamente o indirettamente controllate, comprendendo nel perimetro di consolidamento anche le società operanti in settori di attività dissimili da quello di appartenenza della Capogruppo; analogamente, nel suddetto perimetro sono incluse anche le società veicolo costituite nell'ambito di operazioni di cartolarizzazione dei crediti, quando ne ricorrono i requisiti previsti dai principi IAS/IFRS e dalle loro interpretazioni, con particolare riferimento al SIC 12 per l'esistenza di una situazione di controllo. Nell'area di consolidamento sono pertanto comprese le seguenti società:

Denominazioni imprese	Sede	Tipo di rapporto (1)	Rapporto di partecipazione	
			Impresa partecipante	*Quota %*
A. Imprese				
A.1 Consolidate integralmente				
1. Cassa di Risparmio di Firenze S.p.A.	Firenze	1		
2. Cassa di Risparmio di Pistoia e Pescia S.p.A.	Pistoia	1	A.1.1	60,000
3. Cassa di Risparmio di Orvieto S.p.A.	Orvieto (TR)	1	A.1.1	73,570
4. Cassa di Risparmio di Civitavecchia S.p.A.	Civitavecchia (RM)	1	A.1.1	51,000
5. Cassa di Risparmio della Spezia S.p.A.	La Spezia (SP)	1	A.1.1	79,999
6. Banca C.R. Firenze Romania S.A.	Bucarest (ROM)	1	A.1.1	56,227
7. CR Firenze Gestion Internationale S.A.	Lussemburgo (LUX)	1	A.1.1	80,000
8. Ge.Fl.L S.p.A.	La Spezia (SP)	1	A.1.5	100,000
9. Infogroup S.p.A.	Firenze	1	A.1.1	94,000
			A.1.2	4,000
			A.1.3	1,000
			A.1.4	1,000
10. Immobiliare Nuova Sede S.r.l.	Firenze	1	A.1.1	100,000
11. City Life S.p.A.	Firenze	1	A.1.1	60,000
			A.1.9	40,000
12. Centrovita Assicurazioni S.p.A.	Firenze	1	A.1.1	43,000
			A.1.2	8,000
13. CR Firenze Mutui S.r.l.	Firenze	4	A.1.1	10,000

Legenda:
(1) Tipo di rapporto:
1 = maggioranza dei diritto di voto nell'assemblea ordinaria
2 = influenza dominante nell'assemblea ordinaria
3 = accordi con altri soci
4 = altre forme di controllo
5 = direzione unitaria ex art. 26, comma 1, del "decreto legislativo 87/92"
6 = direzione unitaria ex art. 26, comma 2, del "decreto legislativo 87/92"
7 = controllo congiunto

Si precisa che non vi sono limitazioni all'esercizio dei diritti di voto.

Altri Aspetti

Di seguito vengono descritte le più significative riclassifiche apportate ai saldi consolidati dello stato patrimoniale e del conto economico al 30 giugno 2006 in relazione alle modalità di rappresentazione di alcune voci emerse alla luce dell'evoluzione dottrinale sull'applicazione degli IAS/IFRS intervenuta alla fine dell'anno 2006 e recepita nella redazione dei bilanci individuali delle società del Gruppo, per i quali la data di prima applicazione è stata il 31 dicembre 2006.

Stato patrimoniale consolidato
(importi in milioni di euro)

	Voci dell'attivo	30 giugno 2006	Variazioni	30 giugno 2006 Riclassificato	Note
10.	Cassa e disponibilità liquide	188		188	
20.	Attività finanziarie detenute per la negoziazione	608	2	610	1
30.	Attività finanziarie valutate al *fair value*	1.539		1.539	
40.	Attività finanziarie disponibili per la vendita	3.227		3.227	
60.	Crediti verso banche	1.651		1.651	
70.	Crediti verso clientela	14.031		14.031	
80.	Derivati di copertura	23		23	
100.	Partecipazioni	450		450	
120.	Attività materiali	438		438	
130.	Attività immateriali	335		335	
	di cui:				
	- avviamento	*317*		*317*	
140.	Attività fiscali	205		205	
	a) correnti	*115*		*115*	
	b) anticipate	*90*		*90*	
150.	Attività non correnti e gruppi di attività in via di dismissione	70		70	
160.	Altre attività	436	(2)	434	1
	Totale dell'attivo	**23.201**		**23.201**	

	Voci del passivo	30 giugno 2006	Variazioni	30 giugno 2006 Riclassificato	Note
10.	Debiti verso banche	1.324		1.324	
20.	Debiti verso clientela	10.526		10.526	
30.	Titoli in circolazione	5.414		5.414	
40.	Passività finanziarie di negoziazione	53	2	55	1
50.	Passività finanziarie valutate al *fair value*	1.317		1.317	
60.	Derivati di copertura	30		30	
80.	Passività fiscali	114		114	
	a) correnti	*69*		*69*	
	b) differite	*45*		*45*	
90	Passività associate ad attività in via di dismissione	63		63	
100.	Altre passività	1.022	(1)	1.021	2
110.	Trattamento di fine rapporto del personale	191		191	
120.	Fondi per rischi e oneri:	252	(1)	251	
	a) quiescenza e obblighi simili	*185*		*185*	
	b) altri fondi	*67*	*(1)*	*66*	2
130.	Riserve tecniche	1.296		1.296	
140.	Riserve da valutazione	41		41	
170.	Riserve	455		455	
180.	Sovrapprezzi di emissione	102		102	
190.	Capitale	825		825	
210.	Patrimonio di pertinenza di terzi (+/-)	87		87	
220.	Utile (Perdita) d'esercizio (+/-)	89		89	
	Totale del passivo e del patrimonio netto	**23.201**		**23.201**	

Conto economico consolidato
(importi in milioni di euro)

	Voci	30 giugno 2006	Variazioni	30 giugno 2006 Riclassificato	Note
10.	Interessi attivi e proventi assimilati	413	3	416	1
20.	Interessi passivi e oneri assimilati	(147)		(147)	
30.	**Margine di interesse**	**266**	**3**	**269**	
40.	Commissioni attive	140		140	
50.	Commissioni passive	(27)	7	(20)	2
60.	**Commissioni nette**	**113**		**120**	
70.	Dividendi e proventi simili	9		9	
80.	Risultato netto dell'attività di negoziazione	15	1	16	1
90.	Risultato netto dell'attività di copertura	2		2	
100.	Utili (perdite) da cessione o riacquisto di:	7	(2)	5	
	b) attività finanziarie disponibili per la vendita	*5*	*(2)*	*3*	1
	d) passività finanziarie	*2*		*2*	
120.	**Margine di intermediazione**	**412**	**9**	**421**	
130.	Rettifiche/Riprese di valore nette per deterioramento di:	(14)		(14)	
	a) crediti	*(13)*		*(13)*	
	b) attività finanziarie disponibili per la vendita	*(1)*		*(1)*	
140.	**Risultato netto della gestione finanziaria**	**398**	**9**	**407**	
110.+150. +160.	Risultato netto della gestione assicurativa (**)	15	(7)	8	2
170.	**Risultato netto della gestione finanziaria e assicurativa**	**413**	**2**	**415**	
180.	Spese amministrative:	(289)	(6)	(295)	
	a) spese per il personale	*(195)*	*(3)*	*(198)*	3
	b) altre spese amministrative	*(94)*	*(3)*	*(97)*	4
190.	Accantonamenti netti ai fondi per rischi e oneri	(13)	(1)	(14)	
200.	Rettifiche/Riprese di valore nette su attività materiali	(11)		(11)	
210.	Rettifiche/Riprese di valore nette su attività immateriali	(8)		(8)	
220.	Altri oneri/proventi di gestione	39	5	44	5
230.	**Costi operativi**	**(282)**	**(2)**	**(284)**	
240.	Utili (Perdite) delle partecipazioni	29		29	
270.	Utili (Perdite) da cessione di investimenti	2		2	
280.	**Utile (Perdita) della operatività corrente al lordo delle imposte**	**162**		**162**	
290.	Imposte sul reddito dell'esercizio dell'operatività corrente	(57)		(57)	
300.	**Utile (Perdita) della operatività corrente al netto delle imposte**	**105**		**105**	
320.	**Utile (Perdita) d'esercizio**	**105**		**105**	
330.	Utile (Perdita) d'esercizio di pertinenza di terzi	(16)		(16)	
340.	**Utile (Perdita) d'esercizio di pertinenza della capogruppo**	**89**		**89**	

NOTE

Attivo

1. La variazione è dovuta principalmente alla riclassifica delle rivalutazioni sulle operazioni fuori bilancio dalla voce "Altre attività" alla voce "Attività finanziarie detenute per la negoziazione".

Passivo

1. La variazione è legata *alla riclassifica* delle svalutazioni sulle operazioni fuori bilancio dalla voce "Altre passività" alla voce "Passività finanziarie di negoziazione";
2. la variazione accoglie la riclassifica di cui al punto precedente, nonché il trasferimento nella voce "Altre passività" dell'ammontare relativo ad accantonamenti per crediti di firma, precedentemente esposto nella voce "Fondi per rischi ed oneri".

Conto economico

1. Le variazioni derivano prevalentemente dalla riconduzione a voce propria delle componenti reddituali di pertinenza del Fondo Integrativo Pensione (FIP) di alcune banche del Gruppo;
2. la variazione è riferita alla riclassifica delle provvigioni di collocamento di prodotti assicurativi dalla voce "Commissioni passive" alla voce "Risultato netto della gestione assicurativa";
3. l'aumento è dovuto alla riconduzione a voce propria degli oneri di pertinenza del Fondo Integrativo Pensione (FIP) di alcune banche del Gruppo ed alla riclassifica dalla voce "Altri oneri/proventi di gestione" delle spese per consulenze professionali relative alle società strumentali del Gruppo;
4. l'incremento deriva prevalentemente dalla riclassifica dalla voce "Altri oneri/proventi di gestione", effettuata dalle società strumentali del Gruppo, di oneri per imposte indirette, nonché dallo storno delle rettifiche IAS relative all'ammontare dell'imposta sui finanziamenti a m/l termine;
5. l'aumento è sostanzialmente legato alla contropartita delle variazioni di cui ai precedenti punti 3 e 4.

PARTE RELATIVA ALLE PRINCIPALI VOCI DI BILANCIO

Attività finanziarie detenute per la negoziazione

(a) Criteri di iscrizione
L'iscrizione iniziale delle attività finanziarie detenute per la negoziazione avviene alla data di regolamento per i titoli di debito e di capitale ed alla data di sottoscrizione per i contratti derivati; all'atto della rilevazione iniziale le attività finanziarie detenute per la negoziazione vengono rilevate al costo, inteso come *fair value* dello strumento, senza considerare i costi o proventi di transazione direttamente attribuibili allo strumento stesso.
I titoli sono inseriti nel portafoglio di negoziazione al momento del loro acquisto e non possono essere successivamente *trasferiti* in altri portafogli, così come titoli di altri portafogli non possono formare oggetto di trasferimento al portafoglio di negoziazione; *i contratti* derivati di negoziazione possono invece essere utilizzati, in un momento successivo alla loro iniziale acquisizione, per *soddisfare* finalità di copertura dei rischi, così come gli strumenti derivati inizialmente impiegati per finalità di copertura dei rischi sono *allocati* nel portafoglio di negoziazione quando vengono meno tali finalità.

(b) Criteri di classificazione
Le attività finanziarie detenute per la negoziazione ricomprendono titoli acquisiti per la normale operatività di compravendita o di tesoreria nonché gli strumenti derivati con *fair value* positivo (diversi da quelli di copertura), inclusi quelli incorporati in strumenti finanziari strutturati per i quali ricorrono le condizioni previste per lo scorporo contabile dagli strumenti finanziari sottostanti.

(c) Criteri di valutazione
Successivamente alla rilevazione iniziale, le attività finanziarie detenute per negoziazione sono valorizzate al *fair value*; per gli strumenti finanziari quotati in mercati regolamentati (efficienti), il *fair value* è pari alle quotazioni di chiusura dei mercati.
Per gli strumenti finanziari non quotati in mercati regolamentati, il *fair value* viene stimato in base a quotazioni di strumenti simili (ove disponibili) oppure al valore attuale dei flussi di cassa attesi, tenendo conto dei diversi profili di rischio insiti negli strumenti stessi e con approcci di tipo "discount rate adjustment" o "cash flow adjustment"; le perdite attese sono computate secondo le pertinenti *Probability of Default* ("PD") e *Loss Given Default* ("LGD") fornite dai sistemi interni di rating o stimate su base storico-statistica, mentre i tassi di interesse vengono definiti utilizzando curve dei tassi zero coupon. I titoli di capitale per i quali non sia possibile determinare il *fair value* con adeguato grado di affidabilità, pur applicando le linee guida sopra indicate, sono mantenuti al costo.

(d) Criteri di cancellazione
I titoli ceduti a terzi sono cancellati dallo stato patrimoniale soltanto se vengono sostanzialmente trasferiti ai cessionari tutti i rischi ed i benefici oppure il controllo effettivo dei medesimi titoli; in caso contrario tali titoli sono contabilizzati tra le passività verso i cessionari per l'importo corrispondente ai prezzi di cessione, inclusi i costi ed i ricavi connessi.
Le movimentazioni in entrata e in uscita dei titoli di negoziazione sono governate dal criterio della "data di regolamento", mentre gli strumenti derivati vengono rilevati in base al criterio della "data di contrattazione"; gli interessi sui titoli sono calcolati al tasso di interesse nominale, mentre gli utili e le perdite da negoziazione sono computati attribuendo alle quantità in rimanenza valori contabili determinati applicando il metodo del costo medio ponderato continuo.

(e) Criteri di rilevazione delle componenti reddituali
Gli interessi ed i dividendi dei titoli vengono iscritti, rispettivamente, nella voce "interessi attivi e proventi assimilati" e nella voce "dividendi e proventi assimilati"; gli utili e perdite da negoziazione e le plusvalenze e minusvalenze da valutazione sono riportate nella voce "risultato netto dell'attività di negoziazione".

Attività finanziarie disponibili per la vendita

(a) Criteri di iscrizione
L'iscrizione iniziale dell'attività finanziaria avviene alla data di regolamento per i titoli di debito o di capitale e viene effettuata al costo, inteso come *fair value* di tale attività; se l'iscrizione deriva da una riclassificazione di attività detenute sino a scadenza, il relativo valore è rappresentato dal *fair value* al momento del trasferimento.

(b) Criteri di classificazione
Le attività finanziarie disponibili per la vendita accolgono titoli acquisiti anche a fini di investimento, senza che sia per questo esclusa l'eventuale cessione; si tratta prevalentemente dei titoli delle tesorerie aziendali, nonché dei titoli di capitale che configurano partecipazioni di minoranza.
I titoli sono inseriti nel portafoglio disponibile per la vendita al momento del loro acquisto e non possono essere successivamente *trasferiti in* altri portafogli, fatte salve le eccezioni consentite dallo IAS 39.

Le movimentazioni in entrata e in uscita delle attività finanziarie disponibili per la vendita sono governate dal criterio della "data di regolamento"; gli interessi vengono calcolati al tasso interno di rendimento, mentre gli utili e le perdite da negoziazione vengono computati attribuendo alle quantità in rimanenza valori contabili determinati applicando il metodo del costo medio ponderato continuo.
I titoli di tipo strutturato, costituiti dalla combinazione di un titolo e di uno o più strumenti derivati incorporati, sono disaggregati e contabilizzati separatamente dai derivati in essi impliciti se questi presentano caratteristiche economiche e di rischio differenti dai titoli sottostanti e se sono configurabili come autonomi contratti derivati.

(c) Criteri di valutazione
Le valutazioni successive alla rilevazione iniziale vengono effettuate in base al *fair value*.
Per i titoli quotati in mercati regolamentati (efficienti), il *fair value* è pari alle quotazioni di chiusura dei mercati.
Per i titoli di debito e di capitale non quotati in mercati regolamentati, il *fair value* è stimato in base a quotazioni di titoli simili (ove disponibili) oppure al valore attuale dei flussi di cassa attesi e tenendo conto dei diversi profili di rischio insiti negli strumenti stessi con approcci di tipo "discount rate adjustment" o "cash flow adjustment"; le perdite attese sono computate secondo le pertinenti PD e LGD fornite dai sistemi interni di rating o stimate su base storico-statistica, mentre i tassi di interesse vengono definiti utilizzando curve dei tassi zero coupon.
Per le partecipazioni non quotate il *fair value* è stimato sulla scorta delle metodologie di valutazione d'azienda più pertinenti in base al tipo di attività svolta da ciascuna partecipata; tali attività vengono mantenute al valore di libro se il loro *fair value* non può essere determinato in modo affidabile. I titoli disponibili per la vendita sono inoltre sottoposti ad *impairment test* qualora ricorrano situazioni sintomatiche dell'esistenza di perdite di valore dipendenti dal deterioramento della solvibilità degli emittenti e dagli altri indicatori previsti dallo IAS 39.

(d) Criteri di cancellazione
I titoli ceduti a terzi sono cancellati dallo stato patrimoniale soltanto se vengono sostanzialmente trasferiti ai cessionari tutti i rischi ed i benefici oppure il controllo effettivo dei medesimi titoli; in caso contrario tali titoli sono contabilizzati tra le passività verso i cessionari per l'importo corrispondente ai prezzi di cessione, inclusi i costi ed i ricavi connessi.

(e) Criteri di rilevazione delle componenti reddituali
Gli interessi ed i dividendi su titoli vengono iscritti, rispettivamente, nelle voci "interessi attivi e proventi assimilati" e "dividendi e proventi assimilati"; gli utili e le perdite da negoziazione sono riportate nella voce "utili/perdite da cessione o riacquisto di attività finanziarie disponibili per la vendita"; le plusvalenze e le minusvalenze derivanti dalla valutazione al *fair value* dei titoli disponibili per la vendita vengono imputate al patrimonio netto nella "Riserva AFS" (all'interno delle "Riserve da valutazione") e sono trasferite al conto economico al momento della cessione di tali titoli, mentre eventuali perdite derivanti dall'applicazione dei procedimenti di *impairment* vengono registrate nella voce "rettifiche di valore nette per deterioramento di attività finanziarie disponibili per la vendita".

Attività finanziarie detenute sino alla scadenza

(a) Criteri di iscrizione
L'iscrizione iniziale dell'attività finanziaria avviene alla data di regolamento.
All'atto della rilevazione iniziale le attività finanziarie classificate nella presente categoria sono rilevate al costo, comprensivo degli eventuali costi e proventi direttamente attribuibili. Se la rilevazione in tale categoria avviene per riclassificazione delle Attività disponibili per la vendita, il *fair value* dell'attività alla data di riclassificazione viene assunto come nuovo costo ammortizzato dell'attività stessa.

(b) Criteri di classificazione
Il Gruppo non ha attualmente in essere il portafoglio delle attività finanziarie detenute sino alla scadenza. In tale categoria sono classificati i titoli che al momento dell'acquisto sono destinati a stabile investimento e per i quali, fatte salve le eccezioni consentite dallo IAS 39, vige il divieto di cessione o di trasferimento in altri portafogli.
Le movimentazioni in entrata e in uscita dei titoli detenuti sino alla scadenza sono governate dal criterio della "data di regolamento"; gli interessi vengono calcolati al tasso interno di rendimento, mentre gli utili e le perdite da cessione vengono computati attribuendo alle quantità in rimanenza valori contabili determinati applicando il metodo del costo medio ponderato continuo. I titoli di tipo strutturato, costituiti dalla combinazione di un titolo e di uno o più strumenti derivati incorporati, sono disaggregati e contabilizzati separatamente dai derivati in essi impliciti, se questi presentano caratteristiche economiche e di rischio differenti da quelle dei titoli sottostanti e se sono configurabili come autonomi contratti derivati.

(c) Criteri di valutazione
Le valutazioni successive alla rilevazione iniziale vengono effettuate secondo il principio del costo ammortizzato, sottoponendo i titoli ad *impairment test* qualora ricorrano situazioni sintomatiche dell'esistenza di perdite di valore dipendenti dal deterioramento della solvibilità degli emittenti e dagli altri indicatori previsti dallo IAS 39.

(d) Criteri di cancellazione
I titoli eventualmente oggetto di cessione a terzi sono cancellati dallo stato patrimoniale solo se vengono sostanzialmente trasferiti ai cessionari tutti i rischi ed i benefici oppure il controllo effettivo dei medesimi titoli; in caso contrario tali titoli sono contabilizzati tra le passività verso i cessionari per l'importo corrispondente ai prezzi di cessione, inclusi i costi ed i ricavi connessi, rispettivamente, con le suddette passività e con i titoli ceduti.

(e) Criteri di rilevazione delle componenti reddituali
Gli interessi sui titoli vengono iscritti nella voce "interessi attivi e proventi assimilati", mentre gli utili e le perdite da cessione sono riportati nella voce "utili/perdite da cessione di attività finanziarie detenute sino alla *scadenza*"; eventuali perdite da *impairment test* vengono registrate nella voce "rettifiche di valore nette per deterioramento di attività finanziarie detenute sino alla scadenza".

Crediti

(a) Criteri di iscrizione
La prima iscrizione di un credito avviene alla data di erogazione ovvero, nel caso di un titolo di debito, alla data di regolamento, sulla base del *fair value* dello strumento finanziario, pari all'ammontare erogato od al prezzo di sottoscrizione, comprensivo dei costi/proventi direttamente riconducibili al singolo credito, per quelli oltre il breve termine, e determinabili sin dall'origine dell'operazione, ancorché liquidati in un momento successivo; sono esclusi i costi che, pur avendo le caratteristiche suddette, sono oggetto di rimborso da parte della controparte debitrice o sono inquadrabili tra i normali costi interni di carattere amministrativo.
Per le operazioni creditizie concluse a condizioni diverse da quelle di mercato, il *fair value* è determinato utilizzando apposite tecniche di valutazione; la differenza rispetto all'importo erogato od al prezzo di sottoscrizione viene imputata a conto economico. I crediti sono inseriti nel suddetto portafoglio al momento dell'erogazione e non possono essere successivamente trasferiti in altri portafogli; gli interessi vengono calcolati secondo il tasso interno di rendimento.
Per i crediti che hanno formato oggetto di operazioni di cartolarizzazione o per i crediti oggetto di cessione prima del 1° gennaio 2004 viene utilizzata l'esenzione prevista dall'IFRS 1, che consente di applicare le regole contabili precedenti secondo le quali tali crediti vengono eliminati dallo stato patrimoniale.

(b) Criteri di classificazione
Il portafoglio crediti per cassa accoglie tutte le forme tecniche verso banche e verso clientela erogati direttamente od acquistati da terzi, che prevedono pagamenti fissi o comunque determinabili.

(c) Criteri di valutazione
Le valutazioni successive alla rilevazione iniziale vengono effettuate secondo il principio del costo ammortizzato, sottoponendo i crediti ad *impairment test* per verificare l'esistenza di eventuali perdite di valore dipendenti dal deterioramento della solvibilità dei debitori; in particolare, il procedimento per la valutazione dello stato di *impairment test* si articola in due fasi:

1) valutazioni individuali, dirette alla selezione dei crediti deteriorati (problematici) ed alla determinazione del valore di presumibile realizzo attualizzato ascrivibile a tali crediti;
2) valutazioni collettive, finalizzate alla stima forfettaria delle perdite attese sui crediti in bonis.

I crediti deteriorati assoggettati a valutazione individuale sono costituiti dalle seguenti tipologie di crediti anomali:

a) sofferenze;
b) incagli;
c) esposizioni ristrutturate;
d) esposizioni insolute o sconfinanti da oltre 180 giorni.

Le perdite di valore sui singoli crediti anomali si ragguagliano alla differenza negativa tra il rispettivo valore recuperabile attualizzato ed il corrispondente costo ammortizzato; tale valore è pari al valore attuale dei flussi di cassa attesi per capitale e interessi computato in base:

1) al valore dei flussi di cassa contrattuali *al netto* delle perdite attese, stimate tenendo conto delle eventuali garanzie a presidio;
2) al tempo atteso di recupero, stimato tenendo conto anche delle procedure in atto per il recupero medesimo;
3) al tasso di interesse di attualizzazione, pari al tasso interno di rendimento.

Nell'ambito delle valutazioni collettive le perdite di valore dei crediti in bonis, suddivisi in categorie omogenee di rischio, si ragguagliano alle perdite attese su tali crediti computate sulla scorta delle relative PD ed LGD fornite dai sistemi interni di rating ovvero stimate su base storico-statistica.

(d) Criteri di cancellazione
I crediti ceduti a terzi sono cancellati dallo stato patrimoniale soltanto se vengono sostanzialmente trasferiti ai cessionari tutti i rischi ed i benefici oppure il controllo effettivo dei medesimi crediti; in caso contrario tali crediti sono contabilizzati tra le passività verso i cessionari per l'importo corrispondente ai prezzi di cessione, inclusi i costi ed i ricavi connessi, rispettivamente, con tali passività e con i crediti ceduti.

(e) Criteri di rilevazione delle componenti reddituali
Gli interessi sui crediti vengono iscritti nella voce "interessi attivi e proventi assimilati", mentre le perdite derivanti dall'applicazione dei procedimenti di *impairment test* sono registrate nella voce "rettifiche/riprese di valore nette per deterioramento di crediti" e gli utili o perdite da cessione sono riportati tra gli "utili/perdite da cessione di crediti".

Attività finanziarie valutate al fair value

Attualmente non è stata esercitata la cosiddetta "opzione del *fair value*" prevista dallo IAS 39 e non risulta pertanto presente il portafoglio delle attività finanziarie valutate al *fair value*, ad eccezione dei valori riferiti ad attività finanziarie connesse a polizze assicurative, che ai sensi dell'IFRS 4 e dello IAS 39 sono state classificate come contratti di investimento; per maggiori informazioni relative a tale fattispecie si rimanda a quanto riportato nel successivo punto "Attività e passività assicurative".

Operazioni di copertura

(a) Criteri di iscrizione
Ciascuna relazione di copertura viene formalmente documentata e forma oggetto dei periodici test di efficacia retrospettiva e prospettica, al fine di valutarne la tenuta.

(b) Criteri di classificazione
Il portafoglio delle operazioni di copertura dei rischi accoglie gli strumenti derivati impiegati con lo scopo di annullare o di ridurre i rischi di mercato e/o rischi di tasso ai quali sono esposti gli strumenti finanziari oggetto di copertura; tali operazioni sono dirette, in particolare, a realizzare coperture del *fair value* di alcune emissioni obbligazionarie.
Solo gli strumenti che coinvolgono una controparte esterna al Gruppo possono essere designati come strumenti di copertura.

(c) Criteri di valutazione
Gli strumenti derivati di copertura sono valutati al *fair value*; anche le posizioni coperte vengono sottoposte ad analoga valutazione, tenendo conto delle sole variazioni di valore prodotte dai rischi oggetto di copertura; per effettuare tali valutazioni vengono utilizzati modelli simili a quelli adoperati per gli strumenti finanziari non quotati.

(d) Criteri di cancellazione
Le operazioni di copertura vengono cancellate all'atto della conclusione, della revoca o della chiusura anticipata oppure quando non vengono superati i suddetti test di efficacia.

(e) Criteri di rilevazione delle componenti reddituali
Le plusvalenze e le minusvalenze degli strumenti derivati di copertura e delle posizioni coperte sono registrate nella voce "risultato netto dell'attività di copertura", mentre i differenziali maturati sugli strumenti derivati di copertura vengono rilevati nelle voci "interessi attivi e proventi assimilati" o "interessi passivi e oneri assimilati".

Partecipazioni

(a) Criteri di iscrizione
Alla data di prima iscrizione di ciascuna partecipazione viene calcolata la differenza tra il costo - inclusivo degli eventuali oneri accessori - e la quota di pertinenza del *fair value* delle attività nette identificabili della società partecipata; la suddetta differenza avente segno positivo resta inclusa nel costo delle partecipazioni a titolo di avviamento e non viene ammortizzata, mentre l'eventuale differenza avente segno negativo viene registrata come ricavo nel conto economico.

(b) Criteri di classificazione
Il portafoglio partecipazioni accoglie le interessenze in *joint ventures* nonché nelle società collegate, sulle quali viene esercitata un'influenza rilevante; tale influenza si presume, salvo prova contraria, pari ad almeno il 20% dei diritti di voto nelle società sottostanti.

(c) *Criteri di valutazione*
Le partecipazioni vengono valutate con il metodo del patrimonio netto; successivamente alla data di acquisizione il valore iniziale di ogni partecipazione è aumentato o ridotto della pertinente quota dei risultati economici di periodo della partecipata e viene diminuito dei dividendi riscossi. Ove emergano sintomi di deterioramento economico-finanziario di una società partecipata, la relativa partecipazione è sottoposta all'*impairment test* per verificare l'esistenza di eventuali perdite durature di valore.

(d) *Criteri di cancellazione*
Le partecipazioni vengono cancellate dallo stato patrimoniale al venir meno dei diritti sui relativi flussi finanziari o quando la partecipazione viene ceduta, trasferendo sostanzialmente tutti i rischi ed i benefici ad essa connessi.

(e) *Criteri di rilevazione delle componenti reddituali*
Le differenze negative di patrimonio netto emergenti all'atto della prima iscrizione delle partecipazioni, le variazioni successive corrispondenti alla pertinente quota dei risultati economici di periodo delle società partecipate nonché le eventuali perdite derivanti dall'applicazione dei procedimenti di *impairment* vengono registrate nella voce "utili/perdite delle partecipazioni"; in tale voce vengono inoltre registrate, al momento del perfezionamento del contratto, le plusvalenze o minusvalenze da cessione.

Attività materiali

(a) *Criteri di iscrizione*
Le attività materiali sono iscritte inizialmente in base ai relativi costi di acquisto, inclusivi degli eventuali oneri accessori; le spese di natura straordinaria successivamente sostenute vengono portate ad incremento dei costi iniziali, se accrescono il valore, la vita utile o la capacità produttiva dei beni sottostanti.

(b) *Criteri di classificazione*
Le attività materiali includono sia i beni ad uso funzionale sia quelli detenuti per investimento e sono pertanto destinate ad essere utilizzate nella produzione o nella fornitura di beni e servizi; sono inoltre inclusi nella suddetta voce i beni utilizzati nei contratti di leasing finanziario ancorché la titolarità giuridica degli stessi rimanga alla società locatrice.

(c) *Criteri di valutazione*
Le valutazioni successive delle attività materiali ad uso funzionale di durata limitata sono effettuate in base al principio del costo ridotto per ammortamenti e rivalutato, in sede di prima applicazione degli IAS/IFRS, al *fair value* quale "deemed cost" ricorrendo ad apposite stime peritali effettuate da qualificate entità esterne ovvero da tecnici iscritti negli Albi Professionali; dal valore contabile degli immobili da ammortizzare viene scorporato il valore dei terreni sottostanti, da non ammortizzare in quanto beni di durata illimitata, utilizzando appropriate stime per gli immobili acquisiti prima dell'entrata in vigore degli IAS/IFRS. La durata degli ammortamenti si ragguaglia alla vita utile delle attività da ammortizzare ed il relativo profilo temporale viene determinato secondo il metodo a quote costanti.
Le attività materiali ad uso funzionale sono anche sottoposte ad *impairment test*, qualora ricorrano situazioni sintomatiche dell'esistenza di perdite durevoli di valore.
Le attività materiali detenute per investimento sono sottoposte alla valutazione basata sul *fair value*, che viene periodicamente determinato ricorrendo ad apposite stime peritali effettuate da qualificate entità esterne ovvero da tecnici iscritti negli Albi Professionali.

(d) *Criteri di cancellazione*
Un'immobilizzazione materiale viene cancellata dallo stato patrimoniale al momento della sua dismissione o quando il bene è permanentemente ritirato dall'uso e dalla sua dismissione non sono attesi benefici economici futuri.

(e) *Criteri di rilevazione delle componenti reddituali*
Gli ammortamenti periodici e le eventuali perdite durature di valore delle attività materiali ad uso funzionale sono iscritti nella voce "rettifiche di valore nette su attività materiali"; le plusvalenze e le minusvalenze determinate in base alla valutazione al *fair value* delle attività materiali detenute per investimento sono registrate nella voce "risultato netto della valutazione al *fair value* delle attività materiali".

Attività immateriali

(a) *Criteri di iscrizione*
Le attività immateriali sono iscritte inizialmente in base ai relativi costi di acquisto, inclusivi degli eventuali oneri accessori; le spese successivamente sostenute vengono portate ad incremento dei costi iniziali nel caso in cui accrescono il valore o la capacità produttiva dei beni sottostanti.
Gli avviamenti sono registrati per un valore pari alla differenza, avente segno positivo, tra i costi sostenuti per acquisire le aziende od i complessi aziendali sottostanti e la corrispondente frazione del patrimonio netto.

(b) Criteri di classificazione
Le attività immateriali includono i fattori intangibili di produzione ad utilità pluriennale, il cui costo può essere misurato in modo affidabile e a condizione che si tratti di elementi identificabili, cioè protetti da riconoscimento legale oppure negoziabili separatamente dagli altri beni aziendali.

(c) Criteri di valutazione
Le valutazioni successive delle attività immateriali di durata limitata vengono effettuate in base al principio del costo ridotto per ammortamenti.
La durata degli ammortamenti si ragguaglia alla vita utile delle attività da ammortizzare ed il relativo profilo temporale viene determinato secondo il metodo a quote costanti; le attività immateriali sono anche sottoposte ad *impairment test*, qualora ricorrano situazioni sintomatiche dell'esistenza di perdite durevoli di valore.
Gli avviamenti e le attività immateriali aventi durata illimitata, che non devono pertanto essere assoggettate ad ammortamento, vengono periodicamente sottoposti ad *impairment test*, ragguagliando le perdite di valore all'eventuale differenza negativa tra il valore contabile del patrimonio netto ed il valore recuperabile delle singole attività o del settore di attività del Gruppo, determinati secondo i criteri di segmentazione economica posti a base dell'informativa di settore, al quale ciascun avviamento od attività immateriale appartiene; il valore recuperabile è pari al maggiore tra il valore d'uso ed il valore di scambio (valore corrente al netto dei costi di transazione) del settore considerato, entrambi stimati sulla scorta delle metodologie di valutazione d'azienda più pertinenti secondo il tipo di attività.

(d) Criteri di cancellazione
Un'immobilizzazione immateriale viene cancellata dallo stato patrimoniale al momento della sua dismissione e qualora non siano attesi benefici economici futuri.

(e) Criteri di rilevazione delle componenti reddituali
Gli ammortamenti periodici vengono registrati nella voce "rettifiche di valore nette su attività immateriali", mentre le eventuali perdite durature di valore ascrivibili agli avviamenti ed alle attività immateriali di durata illimitata sono imputate, rispettivamente, nelle voci "rettifiche di valore dell'avviamento" e "rettifiche di valore nette su attività immateriali".

Attività non correnti e gruppi di attività in via di dismissione

(a) Criteri di iscrizione
(b) Criteri di classificazione
Le attività ed i gruppi di attività in oggetto che sono posseduti in attesa di essere alienati e le singole attività non correnti, unità generatrici di flussi finanziari, gruppi di esse o singole parti sono classificate in tale comparto quando la loro vendita è ritenuta altamente probabile.

(c) Criteri di valutazione
(d) Criteri di cancellazione
Le attività non correnti ed i gruppi di attività in oggetto sono valutate al minore tra il valore contabile ed il *fair value*, al netto degli eventuali costi di vendita; nell'ipotesi in cui i beni in dismissione siano ammortizzabili, il processo di ammortamento cessa a decorrere dall'esercizio in cui avviene la classificazione in tale comparto.

(e) Criteri di rilevazione delle componenti reddituali
I risultati della valutazione delle singole attività in via di dismissione, così come i risultati derivanti dal successivo realizzo, affluiscono alle pertinenti voci del conto economico riferite alla tipologia di attività.
Il saldo, positivo o negativo, dei proventi e degli oneri relativi ai "gruppi di attività e passività" non correnti in via di dismissione, al netto della relativa fiscalità corrente e differita, è iscritto nel conto economico.

Fiscalità corrente e differita

(a) Criteri di iscrizione
(c) Criteri di valutazione
(d) Criteri di cancellazione
Le attività e le passività fiscali sono compensate quando esiste il diritto legalmente riconosciuto di compensarle ed il Gruppo intende regolarle su base netta; in applicazione del "balance sheet liability method" le passività fiscali differite vengono sempre rilevate (ad esclusione di quelle concernenti l'avviamento) e le attività fiscali differite sono contabilizzate solo se i redditi imponibili attesi in futuro sono ritenuti sufficienti ad assorbire le differenze temporanee deducibili e le perdite fiscali riportabili e sempre che discendano da fattori identificati e non ripetibili.

(b) *Criteri di classificazione*
Le attività e le passività fiscali correnti rappresentano, rispettivamente, le eccedenze dei pagamenti effettuati e gli obblighi non ancora assolti per le imposte sul reddito dell'esercizio corrente o di esercizi precedenti.
Le attività e le passività fiscali differite configurano, rispettivamente, le imposte sul reddito recuperabili in esercizi futuri per effetto di differenze temporanee deducibili o di perdite fiscali riportabili e le imposte sul reddito pagabili in esercizi futuri per effetto di differenze temporanee tassabili.

(e) *Criteri di rilevazione delle componenti reddituali*
Le attività e le passività fiscali, sia correnti sia differite, vengono registrate in contropartita della voce "imposte sul reddito dell'esercizio dell'operatività corrente", a meno che siano imputabili al patrimonio netto od all'avviamento in quanto collegate, rispettivamente, a transazioni i cui risultati interessano direttamente il patrimonio netto o ad operazioni di aggregazione societaria.

Fondi per rischi e oneri

(a) *Criteri di iscrizione*
(b) *Criteri di classificazione*
(c) *Criteri di valutazione*
(d) *Criteri di cancellazione*
a) Fondi di quiescenza
I fondi sono costituiti in attuazione di accordi aziendali ed il relativo impegno viene determinato come segue:
- valore attuale dell'obbligazione a benefici definiti assunta dalla data di chiusura;
- più (meno) ogni profitto (perdita) non riconosciuto derivante dalla applicazione della metodologia attuariale;
- meno gli eventuali costi previdenziali relativi alle prestazioni passate non ancora rilevate;
- meno il *fair value* delle attività a servizio del piano alla data di chiusura.
b) Altri fondi per rischi ed oneri
Tali fondi accolgono gli accantonamenti relativi ad obbligazioni attuali originate da un evento passato per le quali sia probabile l'esborso di risorse economiche per l'adempimento dell'obbligazione stessa, sempre che possa essere effettuata una stima attendibile del relativo ammontare; laddove l'elemento temporale sia significativo, gli accantonamenti vengono attualizzati utilizzando i tassi correnti di mercato.

(e) *Criteri di rilevazione delle componenti reddituali*
Gli accantonamenti a fronte dei fondi in esame e gli eventuali esuberi di tali fondi vengono contabilizzati nella voce "accantonamenti netti ai fondi per rischi e oneri"; i movimenti relativi al trattamento previdenziale integrativo interno del personale vengono peraltro iscritti nella voce "spese per il personale".

Debiti e titoli in circolazione

(a) *Criteri di iscrizione*
La prima iscrizione delle passività finanziarie in esame avviene all'atto della ricezione delle somme raccolte o dall'emissione dei titoli di debito ed è effettuata sulla base del *fair value* di tali passività, normalmente pari all'ammontare incassato od al prezzo di emissione, rettificato degli eventuali costi e/o proventi aggiuntivi direttamente attribuibili alla singola operazione di provvista o di emissione e non rimborsati dalla controparte creditrice; sono esclusi i costi interni di carattere amministrativo.
Il *fair value* delle suddette passività finanziarie eventualmente emesse a condizioni fuori mercato è oggetto di apposita stima e la differenza rispetto al valore di mercato è imputata direttamente a conto economico.
Le movimentazioni in entrata e in uscita delle predette passività finanziarie per effetto di operazioni di emissione o di compravendita a pronti sono governate dal criterio della "data di regolamento"; le passività emesse e successivamente riacquistate vengono cancellate dal passivo.
Gli interessi sono calcolati secondo il tasso interno di rendimento; gli utili e le perdite derivanti dal riacquisto di passività vengono computati attribuendo alle quantità in rimanenza valori contabili stimati secondo il metodo del costo medio ponderato continuo.
Le passività finanziarie di tipo strutturato, costituite dalla combinazione di un titolo e di uno o più strumenti derivati incorporati, sono disaggregate e contabilizzate separatamente dai derivati in esse impliciti, se questi presentano caratteristiche economiche e di rischio differenti da quelle dei titoli sottostanti e se sono configurabili come autonomi contratti derivati.
Il ricollocamento sul mercato di titoli propri successivamente al loro riacquisto è considerato come una nuova emissione con iscrizione al nuovo prezzo di collocamento, senza alcun effetto a conto economico.

(b) *Criteri di classificazione*
I debiti ed i titoli in circolazione, incluse le passività subordinate, accolgono tutte le passività finanziarie di debito, diverse dalle passività di negoziazione, che configurano le forme tipiche della provvista di fondi realizzata presso la clientela o presso banche oppure incorporata in titoli, al netto, pertanto, dell'eventuale ammontare riacquistato; sono inoltre inclusi i debiti iscritti dal locatario nell'ambito di operazioni di leasing finanziario.
Le suddette passività finanziarie sono allocate in tale portafoglio al momento della acquisizione dei fondi e non possono essere successivamente trasferite tra le passività di negoziazione, così come passività di negoziazione non possono formare oggetto di trasferimento tra le suddette passività finanziarie.

(c) *Criteri di valutazione*
Dopo la rilevazione iniziale, le suddette passività finanziarie vengono valutate al costo ammortizzato in base al metodo del tasso di interesse effettivo; fanno eccezione le passività a breve termine, che rimangono iscritte per il valore incassato.

(d) *Criteri di cancellazione*
Le passività finanziarie in esame sono cancellate dallo stato patrimoniale quando risultano scadute o estinte nonché in presenza di riacquisto di titoli precedentemente emessi; la differenza tra valore contabile della passività e l'ammontare pagato per acquistarla viene registrato a conto economico.

(e) *Criteri di rilevazione delle componenti reddituali*
Gli interessi vengono iscritti nella voce "interessi passivi e oneri assimilati"; mentre gli utili e le perdite derivanti dal riacquisto di passività sono riportati nella voce "utile/perdita da acquisto di passività finanziarie".

Passività finanziarie di negoziazione

(a) *Criteri di iscrizione*
(c) *Criteri di valutazione*
(d) *Criteri di cancellazione*
(e) *Criteri di rilevazione delle componenti reddituali*
Sono applicati i medesimi criteri previsti per le attività finanziarie detenute per la negoziazione.

b) *Criteri di classificazione*
Le suddette passività finanziarie accolgono gli scoperti tecnici generati dall'attività di negoziazione titoli e tutti gli strumenti derivati aventi *fair value* negativo, diversi da quelli destinati alla copertura dei rischi e ivi inclusi gli strumenti derivati incorporati in strumenti finanziari strutturati per i quali ricorrono le condizioni dello scorporo contabile dagli strumenti finanziari sottostanti.

Passività finanziarie valutate al fair value

Attualmente non è stata esercitata la cosiddetta "opzione del *fair value*" prevista dallo IAS 39 e non risulta pertanto presente il portafoglio delle passività finanziarie valutate al *fair value*, ad eccezione dei valori riferiti a passività finanziarie connesse a polizze assicurative, che ai sensi dell'IFRS 4 e dello IAS 39 sono state classificate come contratti di investimento; per maggiori informazioni relative a tale fattispecie si rimanda a quanto riportato nel successivo punto "Attività e passività assicurative".

Passività associate ad attività in via di dismissione

Sono applicati i medesimi criteri previsti per le attività non correnti e gruppi di attività in via di dismissione.

Operazioni in valuta

(a) *Criteri di iscrizione*
(b) *Criteri di classificazione*
(d) *Criteri di cancellazione*
Al momento della rilevazione iniziale le operazioni in valuta estera vengono convertite in euro, applicando all'importo in valuta estera il tasso di cambio in vigore alla data di tali operazioni.

(c) *Criteri di valutazione*
Alla data di riferimento la conversione in euro delle attività e delle passività in valuta avviene in base ai seguenti criteri:

1. per gli elementi monetari (crediti, titoli di debito, passività finanziarie), utilizzando i tassi di cambio a pronti correnti alla data di chiusura;

2. per gli elementi non monetari (titoli di capitale) valutati al costo, in base ai tassi di cambio a pronti correnti alla data delle sottostanti operazioni (tassi di cambio storici), salvo per le perdite derivanti dall'applicazione dei procedimenti di *impairment*, per la cui conversione si applicano i tassi di cambio a pronti correnti alla data di chiusura;
3. per gli elementi non monetari (titoli di capitale) valutati al *fair value*, in base ai tassi di cambio a pronti correnti alla data di chiusura.

(e) Criteri di rilevazione delle componenti reddituali

Le differenze di cambio sono registrate nella voce "risultato netto dell'attività di negoziazione", ad eccezione delle differenze riferibili alle riserve da valutazione dei titoli disponibili per la vendita, che sono imputate direttamente a tali riserve.

Attività e passività assicurative

Attività finanziarie valutate al *fair value*

(a) Criteri di iscrizione
(d) Criteri di cancellazione

L'iscrizione iniziale delle attività finanziarie valutate al *fair value* avviene alla data di regolamento per i titoli di debito e di capitale; all'atto della rilevazione iniziale le attività finanziarie vengono rilevate al costo, inteso come *fair value* dello strumento, senza considerare i costi o proventi di transazione direttamente attribuibili allo strumento stesso.
I titoli sono inseriti nel portafoglio valutato al *fair value* al momento dell'acquisto e non possono essere successivamente trasferiti in altri portafogli; i titoli eventualmente oggetto di cessione a terzi sono cancellati dallo stato patrimoniale solo se vengono sostanzialmente trasferiti ai cessionari tutti i rischi ed i benefici oppure il controllo effettivo dei medesimi titoli.
Le movimentazioni in entrata e in uscita dei titoli valutati al *fair value* sono governate dal criterio della "data di regolamento" e gli interessi sui titoli vengono calcolati al tasso di interesse nominale, mentre gli utili e le perdite da negoziazione sono computate attribuendo alle quantità in rimanenza valori contabili determinati applicando il metodo FIFO; poiché la valutazione al *fair value* avviene con cadenza settimanale, coerentemente con quanto previsto per la valorizzazione delle polizze collegate, si ritiene che non si determinino differenze significative rispetto al costo medio ponderato continuo.

(b) Criteri di classificazione

Le attività finanziarie valutate al *fair value* accolgono i titoli relativi ai contratti di assicurazione o di investimento (ai sensi dell'IFRS 4) per i quali il rischio di investimento è sopportato dagli assicurati, in linea con il Provvedimento ISVAP n. 2404/2005 e le relative disposizioni in materia di forme tecniche del bilancio consolidato predisposto secondo i principi IAS/IFRS, che prevede che tra le attività finanziarie con *fair value* rilevato a conto economico vadano inserite le suddette attività, attualmente costituite esclusivamente da quote di OICR e da obbligazioni strutturate *index linked*; in tale categoria sono state inserite anche obbligazioni strutturate *callable* e *index* che costituiscono investimenti a copertura di riserve tecniche e quindi di impegni relativi a contratti di assicurazione e a strumenti finanziari con partecipazioni discrezionali agli utili ai sensi dell'IFRS 4.

(c) Criteri di valutazione

Per gli strumenti finanziari quotati in mercati regolamentati (efficienti), il *fair value* è pari alle quotazioni di chiusura dei mercati; per gli strumenti finanziari strutturati quotati in mercati regolamentati ma non efficienti, costituiti dalle obbligazioni strutturate *index linked*, si ritiene comunque che il prezzo rilevato rappresenti il *fair value* nonostante la particolarità del mercato di quotazione, in quanto periodicamente vengono effettuate operazioni di vendita dei suddetti titoli, secondo tali prezzi, che in ogni caso vengono periodicamente verificati attraverso modelli di calcolo adeguati per valutare l'eventuale scostamento del valore teorico degli attivi.

(e) Criteri di rilevazione delle componenti reddituali

Gli interessi attivi e i dividendi dei titoli vengono iscritti, rispettivamente, nelle voci "interessi attivi e proventi assimilati" e "dividendi e proventi assimilati"; gli utili e le perdite da negoziazione e le plusvalenze e minusvalenze da valutazione sono registrate nella voce "risultato netto delle attività e passività finanziarie valutate al *fair value*". Le commissioni relative ai contratti di investimento non rientranti nell'ambito di applicazione dell'IFRS 4, quali i caricamenti espliciti gravanti sul contratto e, per i contratti che prevedono l'investimento in un fondo interno, le commissioni di gestione e voci assimilabili, vengono rilevate nella voce "commissioni attive".

Passività finanziarie valutate al *fair value*

(a) Criteri di iscrizione
(b) Criteri di classificazione
(c) Criteri di valutazione

(d) Criteri di cancellazione

Le passività finanziarie valutate al *fair value* accolgono gli impegni (riserve tecniche) relativi ai contratti di investimento, che ai sensi dell'IFRS 4 non rientrano nell'ambito di applicazione di tale principio, per i quali il rischio di investimento è sopportato dagli assicurati (e relativi ai contratti collegati al valore di quote di OICR o di fondi interni assicurativi o collegati ad indici azionari), corrispondenti ai titoli classificati nell'ambito delle "attività finanziarie valutate al *fair value*", in linea con il Provvedimento ISVAP n. 2404/2005 e le relative disposizioni in materia di forme tecniche del bilancio consolidato predisposto secondo i principi IAS/IFRS, che prevede che tra le passività finanziarie con *fair value* rilevato a conto economico vadano inserite le suddette passività.

(e) Criteri di rilevazione delle componenti reddituali

Gli interessi passivi e le plusvalenze e minusvalenze da valutazione dei titoli vengono iscritte, rispettivamente, nelle voci "interessi passivi e oneri assimilati" e "risultato netto delle attività e passività finanziarie valutate al *fair value*"; le commissioni passive, che comprendono provvigioni di acquisto e di incasso e voci assimilabili relative sia ai contratti di investimento non rientranti nell'ambito di applicazione dell'IFRS 4 che ai contratti di assicurazione e degli strumenti finanziari con partecipazioni discrezionali agli utili ai sensi dell'IFRS 4, vengono rilevati nella voce "commissioni passive".

Altre informazioni

Trattamento di fine rapporto del personale

Il trattamento di fine rapporto del personale viene iscritto sulla base del relativo valore attuariale, determinato annualmente secondo le stime effettuate da un attuario esterno indipendente, tenendo anche conto delle variazioni normative apportate dal Decreto Legislativo n. 252/2005 e dalla Legge n. 296/2006; ai fini dell'attualizzazione si utilizza il metodo della proiezione unitaria del credito, che prevede la proiezione degli esborsi futuri sulla base di analisi storico-statistiche e della curva demografica e l'attualizzazione finanziaria di tali flussi sulla base di un tasso d'interesse di mercato. I contributi versati in ciascun esercizio sono considerati come unità separate, rilevate e valutate singolarmente ai fini della determinazione dell'obbligazione finale.

Gli accantonamenti relativi al trattamento di fine rapporto del personale nonché gli utili e le perdite attuariali eventualmente emergenti vengono imputati al conto economico nella voce "spese per il personale"; nei casi in cui l'elemento temporale risulti significativo, gli accantonamenti vengono attualizzati utilizzando i tassi correnti di mercato.

Riserve Tecniche

Le riserve tecniche relative a contratti di assicurazione e a strumenti finanziari con partecipazioni discrezionali agli utili ai sensi dell'IFRS 4 sono rilevate tra le "riserve tecniche" e le corrispondenti riserve tecniche a carico dei riassicuratori sono riportate tra le "riserve tecniche a carico dei riassicuratori"; i relativi criteri di valutazione sono in linea con quanto indicato dall'Associazione di categoria delle imprese assicurative (ANIA) nonché con quanto previsto dal Provvedimento ISVAP n. 2404/2005 e le relative disposizioni in materia di forme tecniche del bilancio consolidato predisposto secondo i principi IAS/IFRS; in particolare, sono ivi comprese anche le eventuali riserve appostate a seguito della verifica di congruità delle passività ("Liability Adeguacy Test"), le passività differite verso gli assicurati derivanti dall'applicazione dello *"shadow accounting"* e la riserva per somme da pagare.

Le componenti reddituali tipiche dell'attività assicurativa sono incluse nelle voci "premi netti" e "saldo altri proventi/oneri della gestione assicurativa" che risultano composte, rispettivamente, dalla somma algebrica della variazione netta delle riserve tecniche, dai sinistri di competenza pagati nell'esercizio e dai proventi e oneri della gestione assicurativa. I contratti non assicurativi o senza partecipazioni discrezionali agli utili ai sensi dell'IFRS 4 che danno luogo alla rilevazione di attività e passività finanziarie vengono classificati come contratti di investimento e come tali valutati sulla base dello IAS 39 applicando un criterio di contabilizzazione analogo a quello dei depositi (*deposit accounting*); i premi ricevuti non rappresentano ricavi imputati in conto economico ma vengono rilevati come passività nello stato patrimoniale e le somme pagate non costituiscono costi portati a conto economico ma vengono rilevate a riduzione della relativa passività.

Garanzie e impegni

Le garanzie rilasciate e gli impegni ad erogare fondi che comportino rischi di credito sono iscritti per il valore nominale dell'impegno assunto, al netto degli utilizzi per cassa e delle eventuali rettifiche di valore rilevate, su base sia analitica che collettiva, in relazione alla stima dei possibili esborsi connessi al rischio di credito, tra le "rettifiche/riprese di valore nette per deterioramento di altre operazioni finanziarie", che trovano contropartita nello stato patrimoniale alla voce "altre passività".

Opzioni put

Gli impegni derivanti dalle opzioni put concesse dalla Capogruppo su quote di terzi del patrimonio netto di società controllate sono iscritti nello stato patrimoniale tra le "Altre passività" per un importo pari al valore attuale dei relativi prezzi d'esercizio.

Pagamenti basati su azioni

I piani di *stock options* deliberati dal Consiglio di Amministrazione della Capogruppo vengono contabilizzati secondo le modalità previste dall'IFRS 2 "Pagamenti basati su azioni". Il *fair value* dei suddetti piani costituisce una componente negativa di reddito dal momento in cui il piano è deliberato fino alla data di esercizio dell'opzione (c.d. "vesting period"), rilevata tra le spese per il personale con contropartita al patrimonio netto secondo il principio di competenza e determinata ripartendo gli oneri complessivi di ciascun piano sulla base delle regole previste nella delibera di assegnazione (esclusione dei dimissionari, stima di raggiungimento di obiettivi prefissati, prezzo di esercizio, ecc.), stimando la percentuale di esercizio del piano nel periodo di durata dello stesso. Per determinare il suddetto *fair value* iniziale e le sue successive variazioni viene fatto riferimento al valore di mercato delle opzioni alla data di assegnazione e nei periodi successivi fino alla data di esercizio; tale valore dipende dalla differenza tra la quotazione di mercato ed il prezzo di assegnazione delle azione sottostanti stabilite dal piano.

Riconoscimento dei ricavi e dei costi

I ricavi sono riconosciuti nel momento in cui sono percepiti o comunque quando è probabile che saranno ricevuti i benefici futuri e tali benefici possono essere quantificati in modo attendibile; in particolare:

- gli interessi di mora sono contabilizzati nel conto economico solo al momento del loro effettivo incasso;
- i ricavi derivanti dall'intermediazione di strumenti finanziari di negoziazione, determinati dalla differenza tra il prezzo di transazione ed il *fair value* dello strumento, vengono riconosciuti a conto economico in sede di rilevazione dell'operazione se il *fair value* è determinabile con riferimento a parametri o transazioni recenti osservabili sullo stesso mercato nel quale lo strumento è negoziato, mentre i proventi relativi a strumenti finanziari per i quali la suddetta misurazione non è possibile affluiscono al conto economico lungo la durata dell'operazione.

I costi sono rilevati in conto economico nei periodi in cui sono contabilizzati i relativi ricavi e se l'associazione tra costi e ricavi può essere fatta solo in modo generico ed indiretto i costi vengono iscritti su più periodi con procedure razionali e su base sistematica; i costi che non possono essere associati ai proventi vengono immediatamente rilevati in conto economico.

Le commissioni attive e passive relative ai contratti di investimento non rientranti nell'ambito applicativo dell'IFRS 4 ed ai contratti collegati al valore di quote di OICR o di fondi interni assicurativi o collegati ad indici azionari vengono rilevate come ricavi e come costi in conto economico al momento dell'assegnazione del numero di quote.

PARTE B - INFORMAZIONI SULLO STATO PATRIMONIALE CONSOLIDATO

Attivo

Sezione 1 - Cassa e disponibilità liquide - Voce 10

1.1 Cassa e disponibilità liquide: composizione

Voci	30 giugno 2007	31 dicembre 2006	variazioni %
a) Cassa	175	209	-16,3%
b) Depositi liberi presso Banche Centrali	22	21	4,8%
Totale	**197**	**230**	**-14,3%**

Sezione 2 - Attività finanziarie detenute per la negoziazione - Voce 20

2.1 Attività finanziarie detenute per la negoziazione: composizione merceologica

Voci/Valori	30 giugno 2007			31 dicembre 2006			variazioni %		
	Quotati	Non quotati	Totale	Quotati	Non quotati	Totale	Quotati	Non quotati	Totale
A. Attività per cassa									
1. Titoli di debito	62		62	360	37	397	-82,8%	-100,0%	-84,4%
1.1 Titoli strutturati									
1.2 Altri titoli di debito	62		62	360	37	397	-82,8%	-100,0%	-84,4%
Totale	13		13	2		2	550,0%		550,0%
3. Quote di O.I.C.R.	93		93	92	4	96	1,1%	-100,0%	-3,1%
4. Finanziamenti									
4.1 Pronti contro termine attivi									
4.2 Altri									
5. Attività deteriorate									
6. Attività cedute non cancellate									
Totale A	**168**		**168**	**454**	**41**	**495**	**-63,0%**	**-100,0%**	**-66,1%**
B. Strumenti derivati									
1. Derivati finanziari		78	78		51	51		52,9%	52,9%
1.1 di negoziazione		56	56		33	33		69,7%	69,7%
1.2 connessi con la fair value option									
1.3 altri		22	22		18	18		22,2%	22,2%
2. Derivati creditizi									
2.1 di negoziazione									
2.2 connessi con la fair value option									
2.3 altri									
Totale B		**78**	**78**		**51**	**51**		**52,9%**	**52,9%**
Totale (A+B)	**168**	**78**	**246**	**454**	**92**	**546**	**-63,0%**	**-15,2%**	**-54,9%**

2.2 Attività finanziarie detenute per la negoziazione: strumenti derivati di negoziazione

Tipologie derivati/Attività sottostanti	30 giugno 2007						31 dicembre 2006	variazioni %
	Tassi di interesse	Valute e oro	Titoli di capitale	Crediti	Altro	Totale	Totale	
A) Derivati quotati								
1) Derivati finanziari:								
• con scambio di capitale								
- opzioni acquistate								
- altri derivati								
• senza scambio di capitale								
- opzioni acquistate								
- altri derivati								
2) Derivati creditizi:								
• con scambio di capitale								
• senza scambio di capitale								
Totale A								
B) Derivati non quotati								
1) Derivati finanziari:	**53**	**1**	**24**			**78**	**51**	**52,9%**
• con scambio di capitale		1				1	1	0,0%
- opzioni acquistate								
- altri derivati		*1*				*1*	*1*	*0,0%*
• senza scambio di capitale	53		24			77	50	54,0%
- opzioni acquistate			*24*			*24*	*18*	*33,3%*
- altri derivati	*53*					*53*	*32*	*65,6%*
2) Derivati creditizi:								
• con scambio di capitale								
• senza scambio di capitale								
Totale B	**53**	**1**	**24**			**78**	**51**	**52,9%**
Totale (A+B)	**53**	**1**	**24**			**78**	**51**	**52,9%**

2.3 Attività finanziarie per cassa detenute per la negoziazione: variazioni annue

Variazioni/Attività sottostanti	Titoli di debito	Titoli di capitale	Quote di O.I.C.R.	Finanziamenti	Totale
A. Esistenze iniziali	**397**	**2**	**96**		**495**
B. Aumenti	**7.435**	**708**	**563**		**8.706**
B1. Acquisti	7.420	707	555		8 682
B2. Variazioni positive di fair value			8		8
B3. Altre variazioni	15	1			16
C. Diminuzioni	**7.770**	**697**	**566**		**9.033**
C1. Vendite	7.748	696	566		9 010
C2. Rimborsi	6				6
C3. Variazioni negative di fair value	5	1			6
C4. Altre variazioni	11				11
D. Rimanenze finali	**62**	**13**	**93**		**168**

Sezione 3 - Attività finanziarie valutate al fair value - Voce 30

3.1 Attività finanziarie valutate al fair value: composizione merceologica

	30 giugno 2007			31 dicembre 2006			variazioni %		
Voci/Valori	Quotati	Non quotati	Totale	Quotati	Non quotati	Totale	Quotati	Non quotati	Totale
1. Titoli di debito		449	449		419	419		7,2%	7,2%
1.1 Titoli strutturati		449	449		419	419		7,2%	7,2%
1.2 Altri titoli di debito									
Totale									
3. Quote di O.I.C.R.		1.114	1.114		1.112	1.112		0,2%	0,2%
4. Finanziamenti									
4.1 Strutturati									
4.2 Altri									
5. Attività deteriorate									
6. Attività cedute non cancellate									
Totale		**1.563**	**1.563**		**1.531**	**1.531**		**2,1%**	**2,1%**
Costo		**1.563**	**1.563**		**1.531**	**1.531**		**2,1%**	**2,1%**

Il portafoglio degli strumenti finanziari valutati al fair value è costituito da titoli di debito non quotati e da quote di OICR non quotate, completamente da ascriversi a Centrovita Assicurazioni

3.2 Attività finanziarie valutate al fair value: variazioni annue

	Titoli di debito	Titoli di capitale	Quote di O.I.C.R.	Totale
A. Esistenze iniziali	**419**		**1.112**	**1.531**
B. Aumenti	**41**		**35**	**76**
B1. Acquisti	41		27	68
B2. Variazioni positive di fair value			8	8
B3. Altre variazioni				
C. Diminuzioni	**11**		**33**	**44**
C1. Vendite			8	8
C2. Rimborsi	8			8
C3. Variazioni negative di fair value			25	25
C4. Altre variazioni	3			3
D. Rimanenze finali	**449**		**1.114**	**1.563**

Sezione 4 - Attività finanziarie disponibili per la vendita - Voce 40

4.1 Attività finanziarie disponibili per la vendita: composizione merceologica

Voci/Valori	30 giugno 2007			31 dicembre 2006			variazioni %		
	Quotati	Non quotati	Totale	Quotati	Non quotati	Totale	Quotati	Non quotati	Totale
1. Titoli di debito	**1.421**	**81**	**1.502**	**1.550**	**100**	**1.650**	**-8,3%**	**-19,0%**	**-9,0%**
1.1 Titoli strutturati									
1.2 Altri titoli di debito	1.421	81	1.502	1.550	100	1 650	-8,3%	-19,0%	-9,0%
Totale	**4**	**187**	**191**	**4**	**194**	**198**	**0,0%**	**-3,6%**	**-3,5%**
2.1 Valutati al fair value	4	110	114	4	95	99	0,0%	15,8%	15,2%
2.2 Valutati al costo		77	77		99	99		-22,2%	-22,2%
3. Quote di O.I.C.R.	**58**	**74**	**132**	**34**	**80**	**114**	**70,6%**	**-7,5%**	**15,8%**
4. Finanziamenti									
5. Attività deteriorate									
6. Attività cedute non cancellate	**1.250**	**115**	**1.365**	**1.097**	**244**	**1.341**	**13,9%**	**-52,9%**	**1,8%**
Totale	**2.733**	**457**	**3.190**	**2.685**	**618**	**3.303**	**1,8%**	**-26,1%**	**-3,4%**

Sezione 6 - Crediti verso banche - Voce 60

6.1 Crediti verso banche: composizione merceologica

Tipologia operazioni / Valori	30 giugno 2007	31 dicembre 2006	variazioni %
A. Crediti verso Banche Centrali	**108**	**98**	**10,2%**
1. Depositi vincolati		28	100,0%
2. Riserva obbligatoria	108	70	54,3%
3. Pronti contro termine attivi			
Totale			
B. Crediti verso banche	**1.986**	**1.574**	**26,2%**
1. Conti correnti e depositi liberi	592	342	73,1%
2. Depositi vincolati	1.164	1.168	-0,3%
3. Altri finanziamenti	230	64	n.s.
3.1 Pronti contro termine attivi		12	
3.2 Locazione finanziaria			
3.3 Altri	230	52	n.s.
4. Titoli di debito			
4.1 Titoli strutturati			
4.2 Altri titoli di debito			
5. Attività deteriorate			
6. Attività cedute non cancellate			
Totale (valore di bilancio)	**2.094**	**1.672**	**25,2%**
Totale (fair value)	**2.094**	**1.672**	**25,2%**

Si segnala che per "depositi vincolati" si intendono i depositi diversi dai conti correnti che prevedono una scadenza, solitamente inferiore ai 6 mesi, mentre non sono soggetti ad altri vincoli di utilizzo.

6.2 Esposizioni per cassa e fuori bilancio verso banche: valori lordi e netti

Tipologie esposizioni/valori	Esposizione lorda	Rettifiche di valore specifiche	Rettifiche di valore di portafoglio	Esposizione netta
A. ESPOSIZIONI PER CASSA				
a) Sofferenze				
b) Incagli				
c) Esposizioni ristrutturate				
d) Esposizioni scadute				
e) Rischio Paese		X		
f) Altre attività	2.851	X		2.851
TOTALE A	**2.851**			**2.851**
B. ESPOSIZIONI FUORI BILANCIO				
a) Deteriorate				
b) Altre	125	X		125
TOTALE B	**125**			**125**

Sezione 7 - Crediti verso clientela - Voce 70

7.1 Crediti verso clientela: composizione merceologica

Tipologia operazioni/Valori	30 giugno 2007	31 dicembre 2006	variazioni %
1. Conti correnti	2.316	2.284	1,4%
2. Pronti contro termine attivi			
3. Mutui	7.947	7.345	8,2%
4. Carte di credito, prestiti personali e cessioni del quinto	215	211	1,9%
5. Locazione finanziaria			
6. Factoring			
Totale	4.552	4.412	3,2%
8. Titoli di debito			
8.1 Titoli strutturati			
8.2 Altri titoli di debito			
9. Attività deteriorate	375	376	-0,3%
10. Attività cedute non cancellate			
Totale (valore di bilancio)	**15.405**	**14.628**	**5,3%**
Totale (fair value)	**16.051**	**15.170**	**5,8%**

7.2 Esposizioni per cassa e fuori bilancio verso clientela: valori lordi e netti

Tipologie esposizioni/valori	Esposizione lorda	Rettifiche di valore specifiche	Rettifiche di valore di portafoglio	Esposizione netta
A. ESPOSIZIONI PER CASSA				
a) Sofferenze	330	178		152
b) Incagli	183	32		151
c) Esposizioni ristrutturate	14	3		11
d) Esposizioni scadute	69	8		61
e) Rischio Paese	3	X	1	2
f) Altre attività	19.249	X	66	19.183
TOTALE A	19.848	221	67	19.560
B. ESPOSIZIONI FUORI BILANCIO				
a) Deteriorate	9	3		6
b) Altre	2.566	X	3	2.563
TOTALE B	2.575	3	3	2.569

7.3 Esposizioni per cassa verso clientela: dinamica delle esposizioni deteriorate e soggette al "rischio paese" lorde

Causali/Categorie	Sofferenze	Incagli	Esposizioni ristrutturate	Esposizioni scadute
A. Esposizione lorda iniziale	315	180	16	76
- di cui: esposizioni cedute non cancellate				
B. Variazioni in aumento	62	119	1	77
B.1 ingressi da esposizioni in bonis	14	90		65
B.2 trasferimenti da altre categorie di esposizioni deteriorate	43	15		
B.3 altre variazioni in aumento	5	14	1	12
C. Variazioni in diminuzione	47	116	3	84
C.1 uscite verso esposizioni in bonis	1	34		47
C.2 cancellazioni	24	2		
C.3 incassi	21	35		20
C.4 realizzi per cessioni	1		3	
C.5 trasferimenti ad altre categorie di esposizioni deteriorate		41		17
C.6 altre variazioni in diminuzione		4		
D. Esposizione lorda finale	330	183	14	69
- di cui: esposizioni cedute non cancellate				

7.4 Esposizioni per cassa verso clientela: dinamica delle rettifiche di valore complessive

Causali/Categorie	Sofferenze	Incagli	Esposizioni ristrutturate	Esposizioni scadute
A. Rettifiche complessive iniziali	164	35	3	8
- di cui: esposizioni cedute non cancellate				
B. Variazioni in aumento	48	17		6
B.1 rettifiche di valore	37	14		4
B.2 trasferimenti da altre categorie di esposizioni deteriorate	11	2		1
B.3 altre variazioni in aumento		1		1
C. Variazioni in diminuzione	34	20		6
C.1 riprese di valore da valutazione	6	6		3
C. 2 riprese di valore da incasso	4	2		1
C.3 cancellazioni	24			
C.4 trasferimenti ad altre categorie di esposizioni deteriorate		11		2
C.5 altre variazioni in diminuzione		1		
D. Rettifiche complessive finali	178	32	3	8
- di cui: esposizioni cedute non cancellate				

Sezione 8 - Derivati di copertura - Voce 80

8.1 Derivati di copertura: composizione per tipologia di contratti e di attività sottostanti

Tipologie derivati //Attività sottostanti	30 giugno 2007						31 dicembre 2006	variazioni %
	Tassi di interesse	Valute e oro	Titoli di capitale	Crediti	Altro	Totale	Totale	
A) Quotati								
1) Derivati finanziari:								
• con scambio di capitale								
- opzioni emesse								
- altri derivati								
Totale								
- opzioni emesse								
- altri derivati								
2) Derivati creditizi:								
• con scambio di capitale								
• senza scambio di capitale								
Totale A								
B) Non quotati								
1) Derivati finanziari:								
• con scambio di capitale								
- opzioni emesse								
- altri derivati								
• senza scambio di capitale								
- opzioni emesse								
- altri derivati					4	4	7	-42,9%
2) Derivati creditizi:								
• con scambio di capitale								
• senza scambio di capitale								
Totale B					**4**	**4**	**7**	**-42,9%**
Totale (A+B)					**4**	**4**	**7**	**-42,9%**

L'attività finanziaria è rappresentata dal fair value dei derivati a copertura del rischio specifico delle obbligazioni emesse oggetto di copertura.

Sezione 10 - Le partecipazioni - Voce 100

10.1 Partecipazioni in società controllate in modo congiunto (valutate al patrimonio netto) e in società sottoposte ad influenza notevole: informazioni sui rapporti partecipativi

Denominazioni	Sede	Tipo di rapporto 1)	Rapporto di partecipazione		Disponibilità voti %
			Impresa partecipante	Quota %	
A. Imprese sottoposte a controllo congiunto					
1. Gruppo Findomestic Banca	Firenze	7)	Banca CR Firenze S.p.A.	47,17	50,00
			Cassa di Risparmio di Pistoia e Pescia S.p.A.	2,83	
Totale					
2. Sopramo SGR S.p.A.	Firenze	7)	Banca CR Firenze S.p.A.	47,50	47,50
B. Imprese sottoposte ad influenza notevole					
1. Gruppo Centro Leasing	Firenze	8)	Banca CR Firenze S.p.A.	33,92	43,53
			Cassa di Risparmio di Pistoia e Pescia S.p.A.	7,08	
			Cassa di Risparmio della Spezia S.p.A.	0,79	
			Cassa di Risparmio di Orvieto S.p.A.	1,18	
			Cassa di Risparmio di Civitavecchia S.p.A.	0,56	
2. Centro Factoring S.p.A.	Firenze	8)	Banca CR Firenze S.p.A.	41,77	47,69
			Cassa di Risparmio di Pistoia e Pescia S.p.A.	5,73	
			Cassa di Risparmio della Spezia S.p.A.	0,16	
			Cassa di Risparmio di Orvieto S.p.A.	0,03	
3. Spezia Risorse S.p.A. 2)	La Spezia	8)	Ge.FI.L. S.p.A.	20,00	20,00
4. Sviluppo Industriale S.p.A. 2)	Pistoia	8)	Cassa di Risparmio di Pistoia e Pescia S.p.A.	29,19	29,19

1) Tipo di rapporto espresso secondo la codifica stabilita dalla Banca d'Italia, dove **7)** definisce il controllo congiunto ai sensi dello IAS 31 e **8)** si riferisce all'impresa associata ai sensi dello IAS 28.

2) Tali società sono state valorizzate al costo in considerazione dell'irrilevanza del loro patrimonio netto contabile rispetto al consolidato del Gruppo.

10.2 Partecipazioni in società valutate al patrimonio netto: informazioni contabili

Denominazioni	Utile (Perdita)	Patrimonio netto (1)	Valore di bilancio consolidato	
			30 giugno 2007	31 dicembre 2006
A. Imprese valutate al patrimonio netto			**472**	**476**
A.1 Sottoposte a controllo congiunto				
1. Gruppo Findomestic Banca	42	724	369	374
2. Soprarno Sgr S.p.A.		2	1	1
A.2 Sottoposte a influenza notevole				
1. Gruppo Centro Leasing	4	172	76	75
2. Centro Factoring S.p.A.	4	55	26	25
3. SRT S.p.A. (2)				1

Si precisa che i dati contabili sono desunti dalle situazioni semestrali al 30 giugno 2007 approvati dai rispettivi Consigli di Amministrazione e che non sono stati riportati i valori di Spezia Risorse S.p.A. e di Sviluppo Industriale S.p.A. in quanto risultano inferiori al milione di euro.

(1) Il patrimonio netto include l'utile dell'esercizio o periodo.
(2) In seguito al perfezionamento degli accordi di corporate governance con il nuovo socio di maggioranza Equitalia S.p.A., la Cassa di Risparmio della Spezia S.p.A. ha cessato di esercitare l'influenza notevole su tale società, che pertanto al 30 giugno 2007 è stata classificata tra le partecipazioni minoritarie ricomprese nella voce 40. "Attività finanziarie disponibili per la vendita".

10.3 Partecipazioni valutate al patrimonio netto: variazioni annue

	30 giugno 2007	31 dicembre 2006
A. Esistenze iniziali	**476**	**435**
B. Aumenti	**29**	**41**
B.1 Acquisti		1
B.2 Riprese di valore		
B.3 Rivalutazioni		
B.4 Altre variazioni	29	40
C. Diminuzioni	**(33)**	
C.1 Vendite		
C.2 Rettifiche di valore		
C.3 Altre variazioni	(33)	
D. Rimanenze finali	**472**	**476**

Al 30 giugno 2007 gli incrementi di valore delle partecipazioni valutate al patrimonio netto si riferiscono, per 25 milioni di euro, agli utili di periodo di pertinenza del Gruppo, mentre le diminuzioni sono interamente relative all'elisione dei dividendi distribuiti nel primo semestre 2007.

Sezione 12 - Attività materiali - Voce 120

	30 giugno 2007	31 dicembre 2006	variazioni %
Attività materiali ad uso funzionale	387	380	1,8%
Attività materiali detenute a scopo di investimento	67	66	1,5%
Totale Attività materiali	**454**	**446**	**1,8%**

12.1 Attività materiali ad uso funzionale: variazioni annue

	Terreni	Fabbricati	Mobili	Impianti elettronici	Altre	Totale
A. Esistenze iniziali lorde	**109**	**413**	**40**	**33**	**62**	**657**
A.1 Riduzioni di valore totali nette	(1)	(209)	(20)	(19)	(28)	(277)
A.2 Esistenze iniziali nette	**108**	**204**	**20**	**14**	**34**	**380**
B. Aumenti						
B.1 Acquisti		1	1	3	1	6
B.2 Spese per migliorie capitalizzate						
B.3 Riprese di valore						
B.4 Variazioni positive di fair value imputate a:						
a) patrimonio netto						
b) conto economico						
B.5 Differenze positive di cambio						
B.6 Trasferimenti da immobili detenuti a scopo di investimento						
B.7 Altre variazioni	1	4			10	15
C. Diminuzioni						
C.1 Vendite						
C.2 Ammortamenti		(5)	(1)	(3)	(2)	(11)
C.3 Rettifiche di valore da deterioramento imputate a						
a) patrimonio netto						
b) conto economico						
C.4 Variazioni negative di fair value imputate a:						
a) patrimonio netto						
b) conto economico						
C.5 Differenze negative di cambio						
C.6 Trasferimenti a						
a) attività materiali detenute a scopo di investimento						
b) attività in via di dismissione						
C.7 Altre variazioni		(3)				
D. Rimanenze finali nette	**109**	**201**	**20**	**14**	**43**	**387**
D.1 Riduzioni di valore totali nette	1	223	22	20	31	297
D.2 Rimanenze finali lorde	**110**	**424**	**42**	**34**	**74**	**684**

La voce B.7 "Altre variazioni" si riferisce interamente all'incremento di valore delle attività materiali in corso di costruzione da parte della società Immobiliare Nuova Sede S.r.l., costituite dalla nuova sede della Capogruppo.

12.2 Attività materiali detenute a scopo di investimento: variazioni annue

	Terreni	Fabbricati	Totale
A. Esistenze iniziali	**19**	**47**	**66**
B. Aumenti			
B.1 Acquisti			
B.2 Spese per migliorie capitalizzate			
B.3 Variazioni positive di fair value		1	1
B.4 Riprese di valore			
B.5 Differenze di cambio positive			
B.6 Trasferimenti da immobili ad uso funzionale			
B.7 Altre variazioni			
C. Diminuzioni			
C.1 Vendite			
C.2 Ammortamenti			
C.3 Variazioni negative di fair value			
C.4 Rettifiche di valore da deterioramento			
C.5 Differenze di cambio negative			
C.6 Trasferimenti ad altri portafogli di attività			
a) immobili ad uso funzionale			
b) attività non correnti in via di dismissione			
C.7 Altre variazioni			
D. Rimanenze finali	**19**	**48**	**67**

Sezione 13 - Attività immateriali - Voce 130

13.1 Attività immateriali: composizione per tipologia di attività

Attività/Valori	30 giugno 2007		31 dicembre 2006		variazione %	
	Durata limitata	Durata illimitata	Durata limitata	Durata illimitata	Durata limitata	Durata illimitata
A.1 Avviamento	X		X			
A.1.1 di pertinenza del gruppo	X	321	X	318		0,9%
A.1.2 di pertinenza dei terzi	X		X			
A.2 Altre attività immateriali						
A.2.1 Attività valutate al costo:						
a) Attività immateriali generate internamente						
b) Altre attività	13		16		-18,8%	
A.2.2 Attività valutate al fair value:						
a) Attività immateriali generate internamente						
b) Altre attività						
Totale	**13**	**321**	**16**	**318**	**-18,8%**	**0,9%**

La voce A.1.1 "Avviamento a durata illimitata" si riferisce, per 233 milioni di euro, a differenze positive di consolidamento e di patrimonio netto, mentre per 88 milioni di euro è relativa a disavanzi derivanti da acquisti di rami d'azienda e da fusioni operate dalla Capogruppo.
L'incremento della voce "Avviamento", avvenuto nel 1° semestre 2007, è interamente dovuto all'importo rilevato a tale titolo in seguito all'acquisto da parte della Capogruppo della rete di promotori finanziari dalla società Cortal Consors S.A.

Sezione 14 - Le attività fiscali e le passività fiscali - Voce 140 dell'attivo e Voce 80 del passivo

Tenendo conto della situazione fiscale delle società del Gruppo e, di conseguenza, della previsione per i futuri esercizi di rilevanti redditi imponibili, sono state contabilizzate tutte le imposte anticipate e differite, applicando con criteri prudenziali le vigenti aliquote fiscali IRES e IRAP, che a livello di sistema risultano rispettivamente pari al 33% ed al 5,25%.
A seguito dell'applicazione dei principi contabili IAS/IFRS, a decorrere dal 1° gennaio 2006 sono state iscritte attività e/o passività correnti e differite riguardanti poste del patrimonio netto connesse principalmente all'effetto valutativo del portafoglio AFS ed all'imputazione, sempre a patrimonio netto, delle spese sostenute a fronte dell'aumento di capitale sociale avvenuto nell'anno 2006.

Si precisa che la voce "Capitale", interamente riferita alla Capogruppo, include riserve in sospensione d'imposta complessivamente pari a 307,4 milioni di euro (costituite in base alle Leggi n. 823/1973, 576/1975, 72/1983, 408/1990, 413/1991, 342/2000 e 266/2005), a fronte delle quali non sono state peraltro rilevate imposte differite passive, il cui ammontare teorico complessivo risulterebbe pari a 117,5 milioni di euro, non essendo al momento ipotizzabile una riduzione del capitale sociale. Si precisa infine che non esistono perdite fiscali e non sono state pertanto rilevate attività per imposte anticipate relative a tale fattispecie.

14.1 Attività per imposte anticipate: composizione

	30 giugno 2007	31 dicembre 2006	variazioni %
Totale	27	32	-15,6%
Titoli	14	3	n.s.
Fondi per rischi ed oneri	34	33	3,0%
Fondo di quiescienza per il personale	8	12	-33,3%
Fondo TFR	1	6	-83,3%
Avviamento	1	1	0,0%
Altro	1	2	-50,0%
Totale	**86**	**89**	**-3,4%**

La voce "Fondo TFR" diminuisce a seguito della riduzione della parte tassata del suddetto fondo, legata alle modifiche normative intervenute in materia, analizzate e commentate nella Sezione 12 del passivo.

14.2 Passività per imposte differite: composizione

	30 giugno 2007	31 dicembre 2006	variazioni %
Crediti	3	2	50,0%
Titoli	20	10	100,0%
Avviamento	1	1	0,0%
Immobili	3	3	0,0%
Altro	7	8	-12,5%
Totale	**34**	**24**	**41,7%**

14.3 Variazioni delle imposte anticipate (in contropartita del conto economico)

Importo iniziale	**89**
Aumenti	**8**
2.1 Imposte anticipate rilevate nell'esercizio	
a) relative a precedenti esercizi	1
b) dovute al mutamento di criteri contabili	
c) riprese di valore	1
d) altre	1
2.2 Nuove imposte o incrementi di aliquote fiscali	5
2.3 Altri aumenti	
Diminuzioni	**(21)**
3.1 Imposte anticipate annullate nell'esercizio	
a) rigiri	(20)
b) svalutazioni per sopravvenuta irrecuperabilità	
c) mutamento di criteri contabili	
3.2 Riduzioni di aliquote fiscali	
3.3 Altre diminuzioni	(1)
Importo finale	**76**

14.4 Variazioni delle imposte differite (in contropartita del conto economico)

1. Importo iniziale	**19**
2. Aumenti	**13**
2.1 Imposte differite rilevate nell'esercizio	
a) relative a precedenti esercizi	3
b) dovute al mutamento di criteri contabili	
c) altre	9
2.2 Nuove imposte o incrementi di aliquote fiscali	1
2.3 Altri aumenti	
Totale	
3. Diminuzioni	**(4)**
3.1 Imposte differite annullate nell'esercizio	
a) rigiri	(4)
b) dovute al mutamento di criteri contabili	
c) altre	
3.2 Riduzioni di aliquote fiscali	
3.3 Altre diminuzioni	
4. Importo finale	**28**

14.5 Variazioni delle imposte anticipate (in contropartita del patrimonio netto)

1. Importo iniziale	
2. Aumenti	**10**
2.1 Imposte anticipate rilevate nell'esercizio	
a) relative a precedenti esercizi	1
b) dovute al mutamento di criteri contabili	
c) altre	
2.2 Nuove imposte o incrementi di aliquote fiscali	
2.3 Altri aumenti	9
3. Diminuzioni	
3.1 Imposte anticipate annullate nell'esercizio	
a) rigiri	
b) svalutazioni per sopravvenuta irrecuperabilità	
c) dovute al mutamento di criteri contabili	
3.2 Riduzioni di aliquote fiscali	
3.3 Altre diminuzioni	
4. Importo finale	**10**

14.6 Variazioni delle imposte differite (in contropartita del patrimonio netto)

1. Importo iniziale	**5**
2. Aumenti	**1**
2.1 Imposte differite rilevate nell'esercizio	
a) relative a precedenti esercizi	1
b) dovute al mutamento di criteri contabili	
c) altre	
2.2 Nuove imposte o incrementi di aliquote fiscali	
2.3 Altri aumenti	
3. Diminuzioni	
3.1 Imposte differite annullate nell'esercizio	
a) rigiri	
b) dovute al mutamento di criteri contabili	
c) altre	
3.2 Riduzioni di aliquote fiscali	
3.3 Altre diminuzioni	
4. Importo finale	**6**

Sezione 16 - Altre attività - Voce 160

16.1 Altre attività: composizione

	30 giugno 2007	31 dicembre 2006	variazioni %
Crediti tributari verso erario, enti impositori e Consolidato Fiscale Nazionale	1	2	-50,0%
Assegni di terzi in giacenza presso la cassa	57	70	-18,6%
Assegni tratti sull'azienda in giacenza presso la cassa		1	-100,0%
Partite viaggianti tra filiali	87	95	-8,4%
Partite in corso di lavorazione	15	10	50,0%
Risconti attivi non riconducibili a voce propria	5	5	0,0%
Ratei attivi non riconducibili a voce propria	10	4	150,0%
Migliorie su beni di terzi	6	6	0,0%
Accertamenti di bilancio	39	48	-18,8%
Software in attesa di imputazione definitiva	3	4	-25,0%
Partite diverse presso le filiali	9	2	n.s.
Operazioni sull'estero	5	3	66,7%
Partite varie in attesa di imputazione	55	42	31,0%
Altre	85	74	14,9%
Totale	**377**	**366**	**3,0%**

Si segnala che la voce "Altre" é pressochè interamente riferita al gruppo bancario.

Passivo

Sezione 1 - Debiti verso banche - Voce 10

1.1 Debiti verso banche: composizione merceologica

Tipologia operazioni/Componenti del gruppo	30 giugno 2007	31 dicembre 2006	variazioni %
1. Debiti verso banche centrali	54	70	-22,9%
2. Debiti verso banche	805	746	7,9%
2.1 Conti correnti e depositi liberi	345	227	52,0%
2.2 Depositi vincolati	172	277	-37,9%
2.3 Finanziamenti	118	13	807,7%
2.3.1 locazione finanziaria			
2.3.2 altri	118	13	807,7%
2.4 Debiti per impegni di riacquisto di propri strumenti patrimoniali			
2.5 Passività a fronte di attività cedute non cancellate dal bilancio	169	222	807,7%
2.5.1 pronti contro termine passivi	169	222	-23,9%
2.5.2 altre			
2.6 Altri debiti	1	7	-85,7%
Totale	**859**	**816**	**5,3%**
Fair value	**859**	**816**	**5,3%**

Sezione 2 - Debiti verso clientela - Voce 20

2.1 Debiti verso clientela: composizione merceologica

Tipologia operazioni/Componenti del gruppo	30 giugno 2007	31 dicembre 2006	variazioni %
1. Conti correnti e depositi liberi	10.302	10.099	2,0%
2. Depositi vincolati	30	30	0,0%
3. Fondi di terzi in amministrazione			
4. Finanziamenti	2	3	-33,3%
4.1 locazione finanziaria	2	2	0,0%
4.2 altri		1	-100,0%
5. Debiti per impegni di riacquisto di propri strumenti patrimoniali			
6. Passività a fronte di attività cedute non cancellate dal bilancio	1.222	1.115	9,6%
6.1 pronti contro termine passivi	1.222	1.115	9,6%
6.2 altre			
7. Altri debiti	112	142	-21,1%
Totale	**11.668**	**11.389**	**2,4%**
Fair value	**11.668**	**11.389**	**2,4%**

Sezione 3 - Titoli in circolazione - Voce 30

3.1 Titoli in circolazione: composizione merceologica

Tipologia titoli/Componenti del gruppo	30 giugno 2007		31 dicembre 2006		variazioni %	
	VB	FV	VB	FV	VB	FV
A. Titoli quotati						
1. Obbligazioni						
1.1 strutturate						
1.2 altre						
2. Altri titoli						
2.1 strutturati						
2.2 altri						
B. Titoli non quotati	**5.969**	**5.880**	**5.569**	**5.527**	**7,2%**	**6,4%**
1. Obbligazioni	5.756	5.667	5.346	5.304	7,7%	6,8%
1.1 strutturate	105	105	120	120	-12,5%	-12,5%
1.2 altre	5.651	5.562	5.226	5.184	8,1%	7,3%
2. Altri titoli	213	213	223	223	-4,5%	-4,5%
2.1 strutturati						
2.2 altri	213	213	223	223	-4,5%	-4,5%
Totale	**5.969**	**5.880**	**5.569**	**5.527**	**7,2%**	**6,4%**

Legenda
VB = valore di bilancio
FV = fair value

Sezione 4 - Passività finanziarie di negoziazione - Voce 40

4.1 Passività finanziarie di negoziazione: composizione merceologica

Tipologia titoli / Componenti del gruppo	30 giugno 2007				31 dicembre 2006				variazioni %			
	VN	FV		FV *	VN	FV		FV *	VN	FV		FV *
		Quotati	Non quotati			Quotati	Non quotati			Quotati	Non quotati	
A. Passività per cassa												
1. Debiti verso banche												
2. Debiti verso clientela												
3. Titoli di debito												
3.1 Obbligazioni												
3.1.1 Strutturate				X				X				X
3.1.2 Altre obbligazioni				X				X				X
3.2 Altri titoli												
3.2.1 Strutturati				X				X				X
3.2.2 Altri				X				X				X
Totale A												
B. Strumenti derivati												
1. Derivati finanziari	X			X	X			X	X			X
1.1 Di negoziazione	X		57	X	X		48	X	X		18,8%	X
1.2 Connessi con la fair value option	X			X	X			X	X			X
1.3 Altri	X		26	X	X		3	X	X		766,7%	X
2. Derivati creditizi	X			X	X			X	X			X
2.1 Di negoziazione	X			X	X			X	X			X
2.2 Connessi con la fair value option	X			X	X			X	X			X
2.3 Altri	X			X	X			X	X			X
Totale B	X		**83**	X	X		**51**	X	X		**62,7%**	X
Totale (A+B)	X		**83**	X	X		**51**	X	X		**62,7%**	X

Legenda

FV = fair value

FV* = fair value calcolato escludendo le variazioni di valore dovute al cambiamento del merito creditizio dell'emittente rispetto alla data di emissione

VN = valore nominale o nozionale

Sezione 5 - Passività finanziarie valutate al fair value - Voce 50

5.1 Passività finanziarie valutate al fair value: composizione merceologica

Tipologia operazione/Valori	30 giugno 2007				31 dicembre 2006				variazioni %			
	VN	FV		FV *	VN	FV		FV *	VN	FV		FV *
		Quotati	Non quotati			Quotati	Non quotati			Quotati	Non quotati	
1. Debiti verso banche												
1.1 Strutturati												
1.2 Altri												
2. Debiti verso clientela												
2.1 Strutturati												
2.2 Altri	989		989		1.099		1.099		-10,0%		-10,0%	
3. Titoli di debito												
3.1 Strutturati												
3.2 Altri									100,0%	100,0%		
Totale	**989**		**989**		**1.099**		**1.099**		**-10,0%**	**100,0%**	**-10,0%**	

La diminuzione della voce 2.2 si riferisce alla riclassifica delle passività assicurative a fronte di polizze con prevalenza di componente finanziaria prevista dall'IFRS 4.

Legenda
FV = fair value
FV* = fair value calcolato escludendo le variazioni di valore dovute al cambiamento del merito creditizio dell'emittente rispetto alla data di emissione
VN = valore nominale

Sezione 6 - Derivati di copertura - Voce 60

6.1 Derivati di copertura: composizione per tipologia di contratti e di attività sottostanti

Tipologie derivati / Attività sottostanti	30 giugno 2007						31 dicembre 2006	variazioni %
	Tassi di interesse	Valute e oro	Titoli di capitale	Crediti	Altro	Totale	Totale	
A) Quotati								
1) Derivati finanziari:								
• con scambio di capitale								
- opzioni emesse								
- altri derivati								
• senza scambio di capitale								
- opzioni emesse								
- altri derivati								
2) Derivati creditizi:								
• con scambio di capitale								
• senza scambio di capitale								
Totale A								
B) Non quotati								
1) Derivati finanziari:					47	47	29	62,1%
• con scambio di capitale								
- opzioni emesse								
- altri derivati								
• senza scambio di capitale					47	47	29	62,1%
- opzioni emesse								
- altri derivati					47	47	29	62,1%
2) Derivati creditizi:								
• con scambio di capitale								
• senza scambio di capitale								
Totale B					47	47	29	62,1%
Totale (A+B)					47	47	29	62,1%

La passività finanziaria è rappresentata dal fair value dei derivati a copertura del rischio specifico delle obbligazioni emesse oggetto di copertura.

Sezione 8 - Passività fiscali - Voce 80

Vedi Sezione 14 dell'attivo.

Sezione 10 - Altre passività - Voce 100

Voci	30 giugno 2007	31 dicembre 2006	variazioni %
Debiti tributari verso erario e enti impositori	17	6	183,3%
Somme a disposizione della clientela	61	55	10,9%
Debiti verso il personale	58	46	26,1%
Partite viaggianti tra filiali	107	89	20,2%
Partite in corso di lavorazione	41	58	-29,3%
Risconti passivi non riconducibili a voce propria	3	4	-25,0%
Ratei passivi non riconducibili a voce propria	1	3	-66,7%
Debiti a fronte del deterioramento di crediti	5	6	-16,7%
Bonifici in attesa di regolamento	189	172	9,9%
Fornitori e fatture da ricevere	37	49	-24,5%
Accertamenti di bilancio	29	14	107,1%
Debiti verso CR Spezia per cessione ramo d'azienda	11		100,0%
Partite diverse presso le filiali	49	24	104,2%
Operazioni sull'estero	26	7	n.s.
Partite in attesa di imputazione	21	31	-32,3%
Aggiustamenti da consolidamento	3		100,0%
Put options	120	165	-27,3%
Altre	195	213	-8,5%
Totale	**973**	**942**	**3,3%**

La voce "Put option" esprime il valore attuale delle opzioni d'acquisto vendute ai soci di minoranza delle controllate Cassa di Risparmio di Pistoia e Pescia S.p.A. e Banca C.R. Firenze Romania S.A.; la diminuzione di tale voce rispetto al 31 dicembre 2006 è dovuta all'acquisto di un'ulteriore quota partecipativa della Cassa di Risparmio della Spezia S.p.A., avvenuto nel primo semestre 2007, che ha comportato anche la decadenza della put relativa alla residua interessenza su tale banca.
La voce "Altre" è pressochè interamente riferita al gruppo bancario.

Sezione 11 - Trattamento di fine rapporto del personale - Voce 110

11.1 Trattamento di fine rapporto del personale: variazioni annue

	30 giugno 2007	31 dicembre 2006	variazioni %
A. Esistenze iniziali	**180**	**193**	**-6,7%**
B. Aumenti	**5**	**19**	**-73,7%**
B.1 Accantonamento dell'esercizio	5	16	-68,8%
B.2 Altre variazioni in aumento		3	-100,0%
C. Diminuzioni	**(36)**	**(32)**	**12,5%**
C.1 Liquidazioni effettuate	(13)	(30)	-56,7%
C.2 Altre variazioni in diminuzione	(23)	(2)	n.s.
D. Rimanenze finali	**149**	**180**	**-17,2%**

Il rilevante incremento della voce C.2 "Altre variazioni in diminuzione" è pressoché interamente dovuto alla rideterminazione al 1° gennaio 2007, in seguito all'entrata in vigore del D. Lgs. 252/2005 e della Legge n. 296/2006, dell'ammontare del TFR sulla base del c.d. metodo "tutto maturato" che ha comportato, in particolare, l'eliminazione delle "dinamiche salariali" dalle ipotesi attuariali applicate ai sensi dello IAS 19. In proposito si precisa inoltre che il TFR include le indennità di fine rapporto di lavoro maturate dal personale in servizio al 30 giugno 2007, al netto delle anticipazioni concesse ai dipendenti. La Legge Finanziaria 2007 ed i relativi decreti attuativi hanno introdotto modifiche rilevanti nella disciplina del fondo trattamento di fine rapporto, tra cui la possibilità per il lavoratore di scegliere in merito alla destinazione del proprio fondo trattamento di fine rapporto maturando dal 1° gennaio 2007. Nel corso del primo semestre 2007 i lavoratori hanno dovuto optare per indirizzare i futuri flussi di fondo trattamento di fine rapporto a forme pensionistiche prescelte oppure per mantenerli in azienda (nel qual caso quest'ultima verserà i contributi fondo trattamento di fine rapporto ad un conto di tesoreria istituito presso l'INPS). In base alle recenti interpretazioni in materia, il fondo trattamento di fine rapporto maturando dal 1° gennaio 2007 è stato qualificato nella situazione semestrale al 30 giugno 2007 come un programma a contribuzione definita, sia nel caso di opzione per la previdenza complementare sia nel caso di destinazione al fondo di tesoreria dell'INPS. Il fondo trattamento di fine rapporto maturato fino al 31 dicembre 2006 rimane un programma a benefici definiti, con la conseguente necessità di essere sottoposto a valutazione attuariale periodica. Il principio IAS 19 prevede che qualora vi sia una modifica delle condizioni di un programma a benefici definiti, cosicché un elemento significativo dell'anzianità successiva dei dipendenti in servizio non darà più diritto a benefici, devono essere rilevate in conto economico le eventuali variazioni del valore attuale delle obbligazioni derivanti dal suddetto evento nel momento in cui si verifica; tale evento può pertanto essere definito come la differenza fra l'ammontare del fondo TFR calcolato prima della modifica della normativa e dopo il suddetto evento, che nel caso specifico esclude dal calcolo la componente relativa ai futuri accantonamenti legati alle "dinamiche salariali".

Nella situazione semestrale al 30 giugno 2007 l'effetto economico dell'evento sopra descritto, determinato con riferimento alla data del 1° gennaio 2007, è risultato positivo per circa 23 milioni di euro.

Sezione 12 - Fondi per rischi e oneri - Voce 120

12.1 Fondi per rischi e oneri: composizione

Voci/Componenti	30 giugno 2007	31 dicembre 2006	variazioni %
1 Fondi di quiescenza aziendali	190	192	-1,0%
2. Altri fondi per rischi ed oneri	82	76	7,9%
2.1 controversie legali	*32*	*33*	*-3,0%*
2.2 oneri per il personale	*29*	*25*	*16,0%*
2.3 altri	*21*	*18*	*16,7%*
Totale	**272**	**268**	**1,5%**

12.2 Fondi per rischi e oneri: variazioni annue

Voci/Componenti	Fondi di quiescenza	Altri fondi	Totale
A. Esistenze iniziali	**192**	**76**	**268**
B. Aumenti	**4**	**11**	**15**
B.1 Accantonamento dell'esercizio	3	11	14
B.2 Variazioni dovute al passare del tempo			
B.3 Variazioni dovute a modifiche del tasso di sconto			
B.4 Altre variazioni	1		1
C. Diminuzioni	**(6)**	**(5)**	**(11)**
C.1 Utilizzo nell'esercizio	(3)	(5)	(8)
C.2 Variazioni dovute a modifiche del tasso di sconto			
C.3 Altre variazioni	(3)		(3)
D. Rimanenze finali	**190**	**82**	**272**

Le "Altre variazioni" di cui alla voce C.3 si riferiscono interamente alla rettifica da parte della Capogruppo di attività disponibili per la vendita ("AFS"), incluse nel patrimonio di pertinenza del FIP; in proposito si precisa che la suddetta variazione non ha avuto impatto sull'utile e sul patrimonio netto del Gruppo.

Sezione 13 - Riserve tecniche - Voce 130

13.1 Riserve tecniche: composizione

	30 giugno 2007	31 dicembre 2006	variazioni %
A. Ramo danni	**12**	**12**	**0,0%**
A1. riserve premi	6	6	0,0%
A2. riserve sinistri	4	4	0,0%
A3. altre riserve	2	2	0,0%
B. Ramo vita	**1.648**	**1.535**	**-6,9%**
B1. riserve matematiche	1.611	1.499	7,5%
B2. riserve per somme da pagare	27	26	3,8%
B3. altre riserve	10	10	0,0%
C. Riserve tecniche allorché il rischio dell'investimento è sopportato dagli assicurati			
C1. riserve relative a contratti le cui prestazioni sono connesse con fondi di investimento e indici di mercato			
C2. riserve derivanti dalla gestione dei fondi pensione			
D. Totale riserve tecniche	**1.660**	**1.547**	**7,3%**

Sezione 15 - Patrimonio del gruppo - Voci 140, 160, 170, 180, 190, 200 e 220

15.1 Patrimonio del gruppo: composizione

Voci/Valori	30 giugno 2007	31 dicembre 2006	variazioni %
1. Capitale	828	827	0,1%
2. Sovrapprezzi di emissione	102	101	1,0%
3. Riserve	637	433	47,1%
4. (Azioni proprie)			
a) capogruppo			
b) controllate			
5. Riserve da valutazione	(22)	(12)	83,3%
6. Strumenti di capitale			
7. Utile (Perdita) d'esercizio di pertinenza del gruppo	101	271	-62,7%
Totale	**1.646**	**1.620**	**1,6%**

L'incremento della voce "Riserve" deriva principalmente dalla ripartizione degli utili dell'esercizio 2006 delle società consolidate integralmente.

15.2 "Capitale" e "Azioni proprie": composizione

Al 30 giugno 2007 il capitale sociale della Capogruppo è pari ad euro 828.485.231, suddiviso in n° 828.485.231 azioni ordinarie del valore nominale di euro 1,00 ciascuna.

Le interessenze dei principali soci al 30 giugno 2007 sono di seguito rappresentate.

	N° azioni	Quota %
Ente Cassa di Risparmio di Firenze	347.453.965	41,938%
Intesa Sanpaolo S.p.A.	153.898.664	18,576%
BNP Paribas S.A.	54.014.280	6,520%
Fondazione CR Spezia	32.398.176	3,911%
Fondazione CR Pistoia e Pescia	30.500.776	3,682%
Gruppo Banca Carige	20.739.746	2,503%
Sofibar S.p.A.	9.015.000	1,088%
Altri (mercato)	180.464.624	21,782%
Totale	**828.485.231**	**100,000%**

15.3 Riserve da valutazione: composizione

Voci/Componenti	30 giugno 2007	31 dicembre 2006	variazioni %
1. Attività finanziarie disponibili per la vendita	(23)	(13)	76,9%
2. Attività materiali	1	1	0,0%
3. Attività immateriali			
4. Copertura di investimenti esteri			
5. Copertura dei flussi finanziari			
6. Differenze di cambio			
7. Attività non correnti in via di dismissione			
8. Leggi speciali di rivalutazione			
Totale	**(22)**	**(12)**	**83,3%**

L'aumento del saldo negativo della voce "Riserve da valutazione" relativo alle attività finanziarie disponibili per la vendita è dovuto prevalentemente all'aggiornamento della valutazione di una partecipazione classificata in tali attività.

15.4 Patrimonio e requisiti di vigilanza

	30 giugno 2007	31 dicembre 2006	Variazione %
A.1 Elementi positivi del patrimonio di base	**1.681**	**1.657**	**1,4%**
Capitale e sovrapprezzi di emissione	930	928	0,2%
Riserve	734	542	35,4%
Utile dell'esercizio non distribuito	17	187	-90,9%
A.2 Elementi negativi del patrimonio di base	**-341**	**-349**	**-2,3%**
Avviamento	-326	-328	-0,6%
Altre immobilizzazioni immateriali	-15	-21	-28,6%
A. Patrimonio di base prima dell'applicazione dei filtri prudenziali	**1.340**	**1.308**	**2,4%**
Filtri prudenziali del patrimonio di base:	63	89	*-29,2%*
- filtri prudenziali Ias/Ifrs positivi	*64*	*90*	*-28,9%*
- filtri prudenziali Ias/Ifrs negativi	*-1*	*-1*	*0,0%*
B. Patrimonio di base dopo l'applicazione dei filtri prudenziali	**1.403**	**1.397**	**0,4%**
C.1 Elementi positivi del patrimonio supplementare	**857**	**956**	**-10,4%**
Strumenti ibridi di patrimonializzazione	400	400	0,0%
Passività subordinate	443	542	-18,3%
Altri elementi positivi del patrimonio supplementare	14	14	0,0%
C. Patrimonio supplementare prima dell'applicazione dei filtri prudenziali	**857**	**956**	**-10,4%**
Filtri prudenziali del patrimonio supplementare:	-7	-6	*16,7%*
- filtri prudenziali Ias/Ifrs positivi		*1*	*-100,0%*
- filtri prudenziali Ias/Ifrs negativi	*-7*	*-7*	*0,0%*
D. Patrimonio supplementare dopo l'applicazione dei filtri prudenziali	**850**	**950**	**-10,5%**
E. Totale patrimonio di base e supplementare dopo l'applicazione dei filtri prudenziali	**2.253**	**2.347**	**-4,0%**
Elementi da dedurre dal totale patrimonio di base e supplementare	278	282	-1,4%
F. PATRIMONIO DI VIGILANZA	**1.975**	**2.065**	**-4,4%**
C. ATTIVITA' DI RISCHIO E COEFFICIENTI DI VIGILANZA			
C.1 Attività di rischio ponderate	22.195	22.485	-1,3%
C.2 Patrimonio di base/Attività di rischio ponderate (Tier 1 capital ratio)	6,32%	6,22%	0,10%
C.3 Patrimonio di vigilanza/Attività di rischio ponderate (Total capital ratio)	9,08%	9,34%	-0,26%

La diminuzione di circa 90 milioni di euro del Patrimonio di Vigilanza consolidato rispetto al 31 dicembre 2006 risulta sostanzialmente dovuta a:
- incremento degli elementi positivi del patrimonio di base per circa 24 milioni di euro, principalmente dovuto all'imputazione a riserva di una parte dell'utile netto del primo semestre 2007;
- diminuzione dei filtri prudenziali IAS/IFRS positivi del patrimonio di base per circa 26 milioni di euro, anche per effetto della cancellazione della put option relativa alla Cassa di Risparmio della Spezia S.p.A.;
- diminuzione delle passività subordinate incluse nel patrimonio supplementare per circa 99 milioni di euro, in relazione alla minore computabilità, ai fini di Vigilanza, di alcune emissioni effettuate dalla Capogruppo (circa 96 milioni di euro) e dalla Cassa di Risparmio di Orvieto S.p.A. (circa 3 milioni di euro) in esercizi precedenti.

La diminuzione della "Attività di rischio ponderate" è interamente attribuibile al Gruppo Findomestic, che ai fini di vigilanza viene consolidato con il metodo proporzionale ed ha determinato tali rischi in base alle nuove norme previste dall'accordo di Basilea 2, la cui applicazione diventerà obbligatoria a partire dal 1° gennaio 2008.

Sezione 16 - Patrimonio di pertinenza di terzi - Voce 210

16.1 Patrimonio di pertinenza di terzi: composizione

Voci/Valori	30 giugno 2007	31 dicembre 2006	variazioni %
1. Capitale			
2. Sovrapprezzi di emissione			
3. Riserve	109	111	-1,8%
4. (Azioni proprie)			
5. Riserve da valutazione		2	-100,0%
6. Strumenti di capitale			
7. Utile (Perdita) dell'esercizio di pertinenza di terzi	17	31	-45,2%
Totale	**126**	**144**	**-12,5%**

16.2 Riserve da valutazione di pertinenza di terzi: composizione

Voci/Componenti	30 giugno 2007	31 dicembre 2006	variazioni %
1. Attività finanziarie disponibili per la vendita		2	-100,0%
2. Attività materiali			
3. Attività immateriali			
4. Copertura di investimenti esteri			
5. Copertura dei flussi finanziari			
6. Differenze di cambio			
7. Attività non correnti in via di dismissione			
8. Leggi speciali di rivalutazione			
Totale		**2**	**-100,0%**

Altre informazioni

1. Garanzie rilasciate e impegni

Operazioni	30 giugno 2007	31 dicembre 2006	variazioni %
1) Garanzie rilasciate di natura finanziaria			
a) Banche	11	13	-15,4%
b) Clientela	645	587	9,9%
2) Garanzie rilasciate di natura commerciale			
a) Banche	11	46	-76,1%
b) Clientela	306	301	1,7%
3) Impegni irrevocabili a erogare fondi			
a) Banche			
i) a utilizzo certo	258	345	-25,2%
ii) a utilizzo incerto	24	25	-4,0%
b) Clientela			
i) a utilizzo certo	238	172	38,4%
ii) a utilizzo incerto	202	173	16,8%
4) Impegni sottostanti ai derivati su crediti: vendite di protezione	6	6	0,0%
5) Attività costituite in garanzia di obbligazioni di terzi			
6) Altri impegni	24	28	-14,3%
Totale	**1.725**	**1.696**	**1,7%**

2. Grandi Rischi

Al 31 dicembre 2006 ed al 30 giugno 2007 non risultavano in essere "Grandi rischi" a livello consolidato determinati secondo la vigente normativa di vigilanza.

3. Informazioni sulle transazioni con parti correlate

Nel seguente paragrafo si forniscono le informazioni integrative sulle operazioni e le relazioni che intercorrono con le parti correlate di Banca CR Firenze S.p.A., come definite dallo IAS 24, necessarie per la comprensione dei loro potenziali effetti sulla situazione semestrale consolidata al 30 giugno 2007; le informazioni sotto riportate sono distinte per categorie, in conformità a quanto indicato al punto 18 dello IAS 24.

Le operazioni ed i saldi in essere con le società controllate (infragruppo) sono elisi nella redazione della situazione semestrale consolidata ai sensi del paragrafo 4 dello IAS 24 e pertanto la tabella di seguito riportata non include tale categoria; le transazioni infragruppo avvengono sulla base di specifiche convenzioni e a condizioni in linea con quelle praticate sul mercato.

a) Controllante

Alla data del 30 giugno 2007 nessun soggetto deteneva il controllo di Banca CR Firenze S.p.A.

b) Entità esercitanti influenza notevole sulla Società

Rientrano in questa categoria i tre principali azionisti della Capogruppo; Ente Cassa di Risparmio di Firenze, Intesa Sanpaolo S.p.A. e BNP Paribas S.A.

I rapporti di collaborazione con gli azionisti Intesa Sanpaolo S.p.A., BNP Paribas S.A. e con le imprese ad essi riconducibili, discendono da accordi-quadro intrapresi tra la Banca ed i suddetti soci e della stipula di un Patto di Sindacato fra i tre soci citati, peraltro già cessato nell'efficacia; le collaborazioni con i suddetti Gruppi sono peraltro regolarmente proseguite in una logica di reciproca convenienza, confermandone la validità, ma va segnalato che con l'attuazione dei nuovi accordi di governo societario riguardanti Banca CR Firenze S.p.A. il quadro degli attuali rapporti di collaborazione è in corso di evoluzione e subirà nel tempo graduali ma significative mutazioni.

In merito alle operazioni significative avvenute nel primo semestre 2007 con i suddetti soci ricordiamo l'acquisto, da parte della Capogruppo, della rete italiana di Promotori Finanziari da Cortal Consors S.A., appartenente al Gruppo BNP Paribas S.A., per la quale il prezzo pagato, interamente riconosciuto come avviamento, è stato calcolato sulla base delle masse gestite, come previsto dagli accordi contrattuali.

L'operazione più significativa, peraltro avvenuta dopo il 30 giugno 2007, è rappresentata dall'acquisto del pacchetto azionario di Centro Leasing Banca S.p.A. da BNP Paribas Lease Group S.A., che ha portato all'inclusione della medesima società, delle sue controllate e di Centro Factoring S.p.A. tra le società controllate di Banca CR Firenze S.p.A.; il Gruppo BNP Paribas, dopo l'acquisizione di BNL e di Locafit S.p.A., società di leasing del Gruppo BNL che opera nel settore a livello nazionale, si è dichiarato, per comprensibili ragioni strategiche, non più interessato a supportare Centro Leasing Banca S.p.A. ed ha quindi offerto la propria quota a Banca CR Firenze S.p.A., la quale ha ritenuto conveniente cogliere l'opportunità di sviluppo per la società e la possibilità di attivare maggiori sinergie con il Gruppo Banca CR Firenze.

Il prezzo proposto per la vendita è stato ritenuto congruo e la Capogruppo ha pertanto aderito all'offerta; il giudizio di convenienza sul prezzo delle azioni si è fondato sia sulle valutazioni peritali compiute da un autorevole esperto in occasione della recente trasformazione di Centro Leasing in banca (che ha comportato l'attribuzione del diritto di recesso a favore dei soci che non hanno concorso all'approvazione della deliberazione dell'Assemblea straordinaria che ha modificato l'oggetto sociale), sia in relazione agli scambi di quote azionarie di Centro Leasing Banca S.p.A. effettuati prima della suddetta operazione.

c) Società collegate

La presente categoria comprende Centro Factoring S.p.A e Centro Leasing Banca S.p.A., delle quali è stato riferito nel precedente punto b), nonché Sviluppo Industriale S.p.A. e CE.SPE.VI. S.r.l., nelle quali la controllata Cassa di Risparmio di Pistoia e Pescia S.p.A. possiede una quota pari o superiore al 20%; le operazioni con le suddette società sono inquadrabili nell'ordinaria operatività del Gruppo e poste in essere a condizioni in linea con il mercato.

d) *Joint ventures*

Rientra in questa categoria il Gruppo Findomestic, supportato finanziariamente in misura significativa da Banca CR Firenze S.p.A. e da BNP Paribas S.A., non effettuando raccolta presso il pubblico. Rientra in questa categoria anche la società Soprarno SGR S.p.A., costituita nel corso del 2006, peraltro non ancora operativa alla data del 30 giugno 2007, avendo iniziato l'attività di gestione nella seconda metà del mese di luglio 2007; le operazioni con *joint ventures* sono inquadrabili nell'ordinaria operatività del Gruppo e sono comunque poste in essere a condizioni in linea con il mercato.

e) Dirigenti con responsabilità strategiche

Rientrano in questa definizione i componenti degli Organi Amministrativi e di Controllo, il Direttore Generale, i Vice Direttori Generali ed i componenti del Comitato di Direzione, organo che supporta consultivamente il Direttore Generale ed include, oltre al Direttore Generale ed ai due Vice Direttori Generali, sei Direttori Centrali di Banca CR Firenze S.p.A. che hanno, per questo, responsabilità strategiche.

f) Altre parti correlate

Si segnala la presenza in questa categoria del Fondo di Previdenza per il Personale della Cassa di Risparmio di Firenze, avente autonoma personalità giuridica, nonché dei familiari stretti dei soggetti di cui al punto e) precedente e delle società agli stessi riconducibili.

Le operazioni intercorse con parti correlate di Banca CR Firenze S.p.A., in termini quantitativi, sono di seguito riportate in una tabella riepilogativa dell'incidenza che tali operazioni hanno avuto rispetto ai saldi patrimoniali ed economici della situazione semestrale consolidata al 30 giugno 2007.

Informazioni aggiuntive richieste ai sensi della Comunicazione Consob n. DEM/6064293 del 28.07.06 sulle transazioni con parti correlate

In aggiunta a quanto previsto dallo IAS 24 "Informativa di bilancio sulle operazioni con parti correlate", nella tabella di seguito riportata sono fornite le informazioni quantitative sulle transazioni con parti correlate evidenziando, come peraltro previsto nella Comunicazione Consob n. DEM/6064293 del 28 luglio 2006, l'incidenza di tali operazioni sulla situazione patrimoniale, sul risultato economico e sui flussi finanziari del Gruppo.

	Crediti verso clientela	*Incidenza sul totale*	Crediti verso banche	*Incidenza sul totale*	Debiti verso clientela	*Incidenza sul totale*	Debiti verso banche	*Incidenza sul totale*	Garanzie rilasciate	*Incidenza sul totale*	Margine di contribuzione (1)	*Incidenza sull'Utile netto*
a) Controllante												
b) Entità esercitanti influenza notevole sulla Società					34	*0,29%*	2	*0,23%*	2	*0,21%*	1	*0,99%*
c) Società collegate	139	*0,91%*	404	*19,30%*	13	*0,11%*	54	*6,29%*			1	*0,99%*
d) Joint ventures			516	*24,64%*			35	*4,07%*	6	*0,62%*	1	*0,99%*
e) Dirigenti con responsabilità strategiche	2	*0,01%*			1	*0,01%*						
f) Altre parti correlate	39	*0,25%*			224	*1,92%*			6	*0,62%*	1	*0,99%*
Totale	**180**	*1,17%*	**920**	*43,94%*	**272**	*2,33%*	**91**	*10,59%*	**14**	*1,45%*	**4**	*3,96%*

(1) Corrisponde al margine di intermediazione: margine d'interesse più margine da servizi

PARTE C - INFORMAZIONI SUL CONTO ECONOMICO CONSOLIDATO

Sezione 1 - Gli interessi - Voci 10 e 20

1.1 Interessi attivi e proventi assimilati: composizione

Voci/Forme tecniche	Attività finanziarie in bonis - Titoli di debito	Attività finanziarie in bonis - Finanziamenti	Attività finanziarie deteriorate	Altre attività	30 giugno 2007	30 giugno 2006	variazioni %
1 Attività finanziarie detenute per la negoziazione	6				6	7	-14,3%
2 Attività finanziarie valutate al fair value	1				1	1	0,0%
3 Attività finanziarie disponibili per la vendita	57				57	45	26,7%
4 Attività finanziarie detenute sino alla scadenza							
5 Crediti verso banche		27		4	31	22	40,9%
6 Crediti verso clientela	58	365	11		434	336	29,2%
7 Derivati di copertura (*)						5	-100,0%
8 Attività finanziarie cedute non cancellate							
9 Altre attività				1	1		100,0%
Totale	**122**	**392**	**11**	**5**	**530**	**416**	**27,4%**

Nel presente schema gli interessi attivi sono computati secondo il tasso interno di rendimento o tasso effettivo; tale computo è influenzato dai costi e ricavi di transazione direttamente riconducibili allo strumento finanziario.

1.2 Interessi passivi e oneri assimilati: composizione

Voci/Forme tecniche	Debiti	Titoli	Altre passività	30 giugno 2007	30 giugno 2006	variazioni %
1. Debiti verso banche	(21)			(21)	(16)	31,3%
2. Debiti verso clientela	(90)			(90)	(54)	66,7%
3. Titoli in circolazione		(96)		(96)	(73)	31,5%
4. Passività finanziarie di negoziazione						
5. Passività finanziarie valutate al fair value						
6. Passività finanziarie a fronte di attività cedute non cancellate						
7. Altre passività			(3)	(3)	(4)	-25,0%
8. Derivati di copertura (*)			(3)	(3)		
Totale	**(111)**	**(96)**	**(6)**	**(213)**	**(147)**	**44,9%**

(*) Rappresentano l'effetto netto dei differenziali dei contratti derivati con finalità di copertura

Sezione 2 - Le commissioni - Voci 40 e 50

2.1 Commissioni attive: composizione

Tipologia servizi / settori	30 giugno 2007	30 giugno 2006	variazioni %
a) garanzie rilasciate	4	4	0,0%
b) derivati su crediti			
c) servizi di gestione, intermediazione e consulenza:	69	67	3,0%
1. negoziazione di strumenti finanziari	1	1	0,0%
2. negoziazione di valute	1	1	0,0%
3. gestioni patrimoniali	46	44	4,5%
3.1. individuali	*9*	*10*	-10,0%
3.2. collettive (*)	*37*	*34*	8,8%
4. custodia e amministrazione di titoli	2	2	0,0%
5. banca depositaria			
6. collocamento di titoli	7	8	-12,5%
7. raccolta ordini	3	3	0,0%
8. attività di consulenza			
9. distribuzione di servizi di terzi	9	8	12,5%
9.1. gestioni patrimoniali		*1*	-100,0%
9.1.1. individuali		*1*	-100,0%
9.1.2. collettive			
9.2. prodotti assicurativi	*8*	*6*	33,3%
9.3. altri prodotti	*1*	*1*	0,0%
d) servizi di incasso e pagamento	33	33	0,0%
e) servizi di servicing per operazioni di cartolarizzazione	3	3	0,0%
f) servizi per operazioni di factoring			
g) esercizio di esattorie e ricevitorie			
h) altri servizi	33	33	0,0%
Totale	**142**	**140**	**1,4%**

(*) Tale voce è riferita esclusivamente a CR Firenze Gestion Internationale S.A.

2.2 Commissioni passive: composizione

Servizi / settori	30 giugno 2007	30 giugno 2006	variazioni %
a) garanzie ricevute			
b) derivati su crediti			
c) servizi di gestione e intermediazione:	(19)	(13)	46,2%
1. negoziazione di strumenti finanziari	(1)	(1)	0,0%
2. negoziazione di valute			
3. gestioni patrimoniali:	(5)	(4)	25,0%
3.1 portafoglio proprio	*(5)*	*(4)*	25,0%
3.2 portafoglio di terzi			
4. custodia e amministrazione di titoli	(1)	(1)	0,0%
5. collocamento di strumenti finanziari	(5)	(3)	66,7%
6. offerta fuori sede di strumenti finanziari, prodotti e servizi	(7)	(4)	75,0%
d) servizi di incasso e pagamento	(5)	(6)	-16,7%
e) altri servizi	(1)	(1)	0,0%
Totale	**(25)**	**(20)**	**25,0%**

Il rilevante incremento della voce "collocamento di strumenti finanziari" è pressoché interamente imputabile alla controllata Centrovita Assicurazioni S.p.A.
L'elevato aumento della voce "offerta fuori sede di strumenti finanziari, prodotti e servizi" è principalmente dovuta all'acquisizione della rete di promotori Cortal Consors S.A.

Sezione 3 - Dividendi e proventi simili - Voce 70

3.1 Dividendi e proventi simili: composizione

Voci/Proventi	dividendi	proventi da quote di O.I.C.R.	30 giugno 2007	30 giugno 2006	variazioni %
A. Attività finanziarie detenute per la negoziazione					
B. Attività finanziarie disponibili per la vendita	4		4	9	-55,6%
C. Attività finanziarie valutate al fair value					
D. Partecipazioni					
Totale	**4**		**4**	**9**	**-55,6%**

La voce B rileva i dividendi e proventi simili di pertinenza del portafoglio dei titoli di capitale classificati nella categoria delle attività finanziarie disponibili per la vendita, che al 30 giugno 2007 mostra una significativa diminuzione dovuta alla cessione, avvenuta nel secondo semestre 2006, delle partecipazioni in Sanpaolo IMI S.p.A. e Fondiaria - SAI S.p.A.

Sezione 4 - Il risultato netto dell'attività di negoziazione - Voce 80

4.1 Risultato netto dell'attività di negoziazione: composizione

Operazioni / Componenti reddituali	30 giugno 2007					30 giugno 2006	
	Plusvalenze (A)	Utili da negoziazione (B)	Minusvalenze (C)	Perdite da negoziazione (D)	Risultato netto [(A+B) - (C+D)]	Risultato netto	variazioni %
1. Attività finanziarie di negoziazione		18	(3)	(2)	13	6	116,7%
2. Passività finanziarie di negoziazione							
3. Altre attività e passività finanziarie: differenze di cambio	X	X	X	X	1	3	-66,7%
4. Strumenti derivati	34	30	(35)	(20)	9	7	28,6%
Totale	**34**	**48**	**(38)**	**(22)**	**23**	**16**	**43,8%**

Sezione 5 - Il risultato netto dell'attività di copertura - Voce 90

5.1 Risultato netto dell'attività di copertura: composizione

	Componenti reddituali/Valori	30 giugno 2007	30 giugno 2006	variazioni %
A.	**Proventi relativi a:**			
A.1	Derivati di copertura del *fair value*	8	5	60%
A.2	Attività finanziarie coperte *(fair value)*			
A.3	Passività finanziarie coperte *(fair value)*	21	56	-63%
A.4	Derivati finanziari di copertura dei flussi finanziari			
A.5	Attività e passività in valuta			
Totale proventi dell'attività di copertura (A)		**29**	**61**	**-52,5%**
B.	**Oneri relativi a:**			
B.1	Derivati di copertura del *fair value*	(30)	(59)	-49%
B.2	Attività finanziarie coperte *(fair value)*			
B.3	Passività finanziarie coperte *(fair value)*			
B.4	Derivati finanziari di copertura dei flussi finanziari			
B.5	Attività e passività in valuta			
Totale oneri dell'attività di copertura (B)		**(30)**	**(59)**	**-49,2%**
C. Risultato netto dell'attività di copertura (A - B)		**(1)**	**2**	**n.s.**

L'applicazione dell'*hedge accounting* ha comportato, nel primo semestre 2007, un risultato netto negativo pari a circa 1 milione di euro.

In dettaglio, al 30 giugno 2007, a fronte di oneri per circa 30 milioni di euro derivanti dalle svalutazioni dei derivati di copertura, si registrano proventi per circa 21 milioni di euro per la rivalutazione delle passività coperte e per circa 8 milioni di euro legati alla rivalutazione dei derivati di copertura.

Sezione 6 - Utili (Perdite) da cessione/riacquisto - Voce 100

6.1 Utili (Perdite) da cessione/riacquisto: composizione

Voci/Componenti reddituali		30 giugno 2007			30 giugno 2006	variazioni %
		Utili	Perdite	Risultato netto	Risultato netto	
Attività finanziarie						
1.	Crediti verso banche					
2.	Crediti verso clientela					
3.	Attività finanziarie disponibili per la vendita	2		2	3	-33,3%
4.	Attività finanziarie detenute sino alla scadenza					
Totale attività		**2**		**2**	**3**	**-33,3%**
Passività finanziarie						
1.	Debiti verso banche					
2.	Debiti verso clientela					
3.	Titoli in circolazione	2		2	2	0,0%
Totale passività		**2**		**2**	**2**	**0,0%**

Sezione 8 - Le rettifiche/riprese di valore nette per deterioramento - Voce 130

8.1 Rettifiche di valore nette per deterioramento di crediti: composizione

Operazioni/ componenti reddituali	Rettifiche di valore (1)			Riprese di valore (2)				30 giugno 2007 (3) = (1) - (2)	30 giugno 2006	variazioni %
	Specifiche		Di portafoglio	Specifiche		Di portafoglio				
	Cancellazioni	Altre		A	B	A	B			
A. Crediti verso banche										
B. Crediti verso clientela	(7)	(56)	(14)	7	23		9	(38)	(13)	192,3%
C. Totale	**(7)**	**(56)**	**(14)**	**7**	**23**		**9**	**(38)**	**(13)**	**192,3%**

Legenda
A= da interessi
B= altre riprese

Le rettifiche di valore al 30 giugno 2007 includono un importo, pari a circa 3 milioni di euro, relativo ad oneri di attualizzazione su finanziamenti concessi alle società ex controllate Cerit S.p.A. ed SRT S.p.A. applicando tassi di interesse inferiori alle attuali condizioni di mercato.

8.2 Rettifiche di valore nette per deterioramento di attività finanziarie disponibili per la vendita: composizione

Operazioni/Componenti reddituali	Rettifiche di valore (1)		Riprese di valore (2)		30 giugno 2007 (3) = (1) - (2)	30 giugno 2006	Variazioni %
	Specifiche		Specifiche				
	Cancellazioni	Altre	A	B			
A. Titoli di debito							
B. Titoli di capitale						(1)	-100,0%
C. Quote di O.I.C.R.							
D. Finanziamenti a banche							
E. Finanziamenti a clientela							
F. Totale						**(1)**	**-100,0%**

Legenda
A= da interessi
B= altre riprese

Sezione 9 - Risultato netto della gestione assicurativa - Voci 110 - 150 - 160

9.1 Risultato netto della gestione assicurativa: composizione

	30 giugno 2007	30 giugno 2006	variazioni %
110. Risultato netto delle attività e passività finanziarie valutate al *fair value*	10	(153)	n.s
150. Premi netti	240	323	-25,7%
160. Saldo altri proventi e oneri della gestione assicurativa	(246)	(162)	51,9%
Totale	**4**	**8**	**-50,0%**

La diversa composizione dei costi e dei ricavi tipici dell'attività assicurativa rispetto al 30 giugno 2006 deriva da una situazione contingente del portafoglio prodotti della compagnia Centrovita Assicurazioni S.p.A.; in seguito alla ristrutturazione di tale portafoglio, avvenuta nel corso del primo semestre 2006, si è infatti verificata una riduzione del collocamento di polizze del tipo "index-linked" a favore di prodotti con componente assicurativa significativa che ha generato, in applicazione dell'IFRS 4, la riclassifica delle "somme da pagare" (componente reddituale negativa della voce 150 "Premi netti") a fronte dei riscatti delle suddette polizze dalla voce 150 "Premi netti" alla voce 110 "Risultato netto delle attività e passività finanziarie valutate al *fair value*", per un importo pari a circa 148 milioni di euro.

La riduzione del risultato netto della gestione assicurativa è legata all'incremento delle commissioni passive di collocamento dei prodotti assicurativi pagate a soggetti esterni al Gruppo, che ai sensi dell'IFRS 4 vengono riclassificate nella voce 160. "Saldo altri proventi ed oneri della gestione assicurativa".

9.2 Premi netti: composizione

	Premi derivanti dall'attività assicurativa	Lavoro diretto	Lavoro indiretto	30 giugno 2007	30 giugno 2006	variazioni %
A.	**Ramo vita**					
	A.1 Premi lordi contabilizzati (+)	228		228	313	-27,2%
	A.2 Premi ceduti in riassicurazione (-)					
	A.3 Totale	228		228	313	-27,2%
B.	**Ramo danni**					
	B.1 Premi lordi contabilizzati (+)	12		12	10	20,0%
	B.2 Premi ceduti in riassicurazione (-)					
	B.3 Variazione dell'importo lordo della riserva premi (+/-)					
	B.4 Variazione della riserva premi a carico dei riassicuratori (-/+)					
	B.5 Totale	12		12	10	20,0%
C.	**Totale premi netti**	**240**		**240**	**323**	**-25,7%**

Sezione 10 - Saldo altri proventi e oneri della gestione assicurativa - Voce 160

10.1 Saldo altri proventi e oneri della gestione assicurativa: composizione

Voci	30 giugno 2007	30 giugno 2006	variazioni %
1. Variazione netta delle riserve tecniche	(121)	(76)	59,2%
2. Sinistri di competenza pagati nell'esercizio	(106)	(71)	49,3%
3. Altri proventi e oneri della gestione assicurativa	(19)	(15)	26,7%
Totale	**(246)**	**(162)**	**51,9%**

La voce 2 include gli importi pagati a fronte dei riscatti ed è prevalentemente riferita alle polizze "index linked" scadute nel corso del primo semestre.

La voce 3 comprende le commissioni di collocamento pagate con riferimento ai prodotti assicurativi, che in applicazione dell'IFRS 4 vengono classificate in tale voce.

Sezione 11 - Le spese amministrative - Voce 180

11.1 Spese per il personale: composizione

Tipologia di spesa/Settori	30 giugno 2007	30 giugno 2006	variazioni %
1) Personale dipendente	(171)	(191)	-10,5%
a) salari e stipendi	*(135)*	*(135)*	*0,0%*
b) oneri sociali	*(38)*	*(35)*	*8,6%*
c) indennità di fine rapporto			
d) spese previdenziali		*(2)*	*-100,0%*
e) accantonamento al trattamento di fine rapporto	*16*	*(9)*	*n.s.*
f) accantonamento al fondo trattamento di quiescenza e simili:			
- a contribuzione definita	*(5)*	*(2)*	*150,0%*
- a prestazione definita	*(4)*	*(2)*	*100,0%*
g) versamenti ai fondi di previdenza complementare esterni:			
- a contribuzione definita	*(1)*	*(1)*	*0,0%*
- a prestazione definita			
h) costi derivanti da accordi di pagamento basati su propri strumenti patrimoniali		*(1)*	*-100,0%*
i) altri benefici a favore dei dipendenti	*(4)*	*(4)*	*0,0%*
2) Altro personale	(9)	(5)	80,0%
3) Amministratori	(1)	(2)	-50,0%
Totale	**(181)**	**(198)**	**-8,6%**

Al 30 giugno 2007 la voce "accantonamento al trattamento di fine rapporto" presenta un saldo positivo in quanto include l'adeguamento del TFR, rideterminato sulla base del metodo c.d. "tutto maturato" in seguito all'entrata in vigore del D.Lgs. n. 252/2005 e della L. n. 296/2006, per un importo che al 1° gennaio 2007, alla luce delle stime effettuate dall'attuario esterno, risulta pari a circa 23 milioni di euro.

11.2 Numero medio dei dipendenti per categoria

Tipologia di spesa/Settori	30 giugno 2007	30 giugno 2006	variazioni %
Personale dipendente:			
a) dirigenti	103	98	5,1%
b) totale quadri direttivi	1.515	1.548	-2,1%
- di 3° e 4° livello	*631*	*702*	*-10,1%*
c) restante personale dipendente	4.130	3.991	3,5%
Altro personale	274	252	8,7%
Totale	**6.022**	**5.889**	**2,3%**

11.3 Altre spese amministrative: composizione

Voci/Settori	30 giugno 2007	30 giugno 2006	variazioni %
Fitti per immobili	(12)	(10)	20,0%
Manutenzione ordinaria ed altre spese per immobili	(3)	(3)	0,0%
Spese postali	(6)	(5)	20,0%
Spese telefoniche	(5)	(3)	66,7%
Energia elettrica, riscaldamento e altro	(4)	(3)	33,3%
Locazione macchine e software	(2)	(2)	0,0%
Manutenzione hardware e software	(1)	(1)	0,0%
Servizi elaborazione dati da terzi	(1)	(2)	-50,0%
Trasmissione dati	(3)	(3)	0,0%
Costi di back office	(5)	(7)	-28,6%
Pubblicità e spese per marketing e rappresentanza	(6)	(6)	0,0%
Spese legali recupero crediti	(3)	(3)	0,0%
Spese per altre consulenze professionali	(4)	(4)	0,0%
Trasporti	(3)	(3)	0,0%
Assicurazioni	(4)	(4)	0,0%
Vigilanza e sicurezza	(2)	(1)	100,0%
Spese per pulizie	(3)	(3)	0,0%
Stampati e cancelleria	(2)	(1)	100,0%
Spese diverse	(7)	(8)	-12,5%
Imposta di bollo e bollati vari	(19)	(17)	11,8%
Imposta comunale sugli immobili	(1)	(1)	0,0%
Altre imposte indirette	(5)	(7)	-28,6%
Totale	**(101)**	**(97)**	**4,1%**

L'incremento della voce "Fitti per immobili" deriva dai maggiori costi sostenuti in seguito all'apertura di nuove filiali ovvero al trasferimento di preesistenti dipendenze.

La diminuzione di alcuni costi di natura tecnologica deriva da una maggiore efficienza, mentre l'aumento di altre voci sopra esposte è sostanzialmente legato alla crescita dell'operatività del Gruppo.

Sezione 12 - Accantonamenti netti ai fondi per rischi ed oneri - Voce 190

12.1 Accantonamenti netti ai fondi per rischi ed oneri: composizione

	30 giugno 2007	30 giugno 2006	variazioni %
Rischi ed oneri relativi al personale	(5)	(7)	-28,6%
Rischi ed oneri su crediti cartolarizzati		2	-100,0%
Rischi ed oneri diversi (cause legali ed altro)	(6)	(9)	-33,3%
Totale	**(11)**	**(14)**	**-21,4%**

Sezione 13 - Rettifiche/riprese di valore nette su attività materiali - Voce 200

13.1 Rettifiche di valore nette di attività materiali: composizione

Attività/Componenti reddituali	30 giugno 2007				30 giugno 2006	
	Ammortamento (a)	Rettifiche di valore per deterioramento (b)	Riprese di valore (c)	Risultato netto (a + b - c)	Risultato netto	variazioni % del risultato netto
A. Attività Materiali						
A.1 Di proprietà	(12)			(12)	(11)	9,1%
- Ad uso funzionale	*(12)*			*(12)*	*(10)*	*20,0%*
- Per investimento					*(1)*	*-100,0%*
A 2 Acquisite in locazione finanziaria						
- Ad uso funzionale						
- Per investimento						
Totale	**(12)**			**(12)**	**(11)**	**9,1%**

Sezione 14 - Rettifiche/riprese di valore nette su attività immateriali - Voce 210

14.1 Rettifiche di valore nette di attività immateriali: composizione

Attività/Componenti reddituali	30 giugno 2007				30 giugno 2006	
	Ammortamento (a)	Rettifiche di valore per deterioramento (b)	Ripresa di valore (c)	Risultato netto (a + b - c)	Risultato netto	variazioni % del risultato netto
A. Attività immateriali						
A.1 Di proprietà	(6)			(6)	(8)	-25,0%
- *Generate internamente dall'azienda*						
- *Altre*	*(6)*			*(6)*	*(8)*	*-25,0%*
A.2 Acquisite in locazione finanziaria						
Totale	**(6)**			**(6)**	**(8)**	**-25,0%**

Sezione 15 - Gli altri oneri e proventi di gestione - Voce 220

15.1 Altri oneri di gestione: composizione

	30 giugno 2007	30 giugno 2006	variazioni %
Oneri per acquisizione affari e servizi	(2)	(1)	100,0%
Sopravvenienze passive	(3)	(2)	50,0%
Rifusione interessi per bonifici ed incassi	(1)	(1)	0,0%
Costi industriali delle società strumentali	(17)	(16)	6,3%
Altri oneri diversi	(1)	(1)	0,0%
Totale	**(24)**	**(21)**	**14,3%**

15.2 Altri proventi di gestione: composizione

	30 giugno 2007	30 giugno 2006	variazioni %
Recupero spese su depositi a risparmio e su conti creditori	30	31	-3,2%
Recupero spese da clientela per:	25	23	8,7%
- Bolli su documenti contabili	*17*	*16*	*6,3%*
- Crediti in sofferenza	*1*	*1*	*0,0%*
- Altri recuperi	*7*	*6*	*16,7%*
Sopravvenienze attive	3	1	200,0%
Proventi industriali delle società strumentali	11	8	37,5%
Altri proventi diversi	1	2	-50,0%
Totale	**70**	**65**	**7,7%**

Sezione 16 - Utili (Perdite) delle partecipazioni - Voce 240

16.1 Utili (perdite) delle partecipazioni: composizione

Componenti reddituali/ Settori	30 giugno 2007	30 giugno 2006	variazioni %
1) Imprese a controllo congiunto			
A. Proventi			
1. Rivalutazioni	21	24	-12,5%
2. Utili da cessione			
3. Riprese di valore			
4. Altre variazioni positive			
B. Oneri			
1. Svalutazioni			
2. Rettifiche di valore da deterioramento			
3. Perdite da cessione			
4. Altre variazioni negative			
Risultato netto	**21**	**24**	**-12,5%**
2) Imprese sottoposte a influenza notevole			
A. Proventi			
1. Rivalutazioni	3	5	-40,0%
2. Utili da cessione			
3. Riprese di valore			
4. Altre variazioni positive			
B. Oneri			
1.Svalutazioni			
2. Rettifiche di valore da deterioramento			
3. Perdite da cessione			
4. Altre variazioni negative			
Risultato netto	**3**	**5**	**-40,0%**
Totale	**24**	**29**	**-17,2%**

La diminuzione del risultato netto realizzato dalle società sottoposte a controllo congiunto nel primo semestre 2007 rispetto ai primi sei mesi del 2006 è interamente imputabile al Gruppo Findomestic Banca.

Sezione 17 - Risultato netto della valutazione al *fair value* delle attività materiali e immateriali - Voce 250

17.1 Risultato netto della valutazione al fair value (o al valore rivalutato) delle attività materiali e immateriali: composizione

Attività / Componenti reddituali	30 giugno 2007					30 giugno 2006	variazioni %
	Rivalutazioni (a)	Svalutazioni (b)	Differenze di cambio		Risultato netto (a-b+c-d)	Risultato netto	
			Positive (c)	Negative (d)			
A. Attività materiali							
A.1 Di proprietà:							
- Ad uso funzionale							
- Detenute a scopo di investimento	1				1		100,0%
A.2 Acquisite in locazione finanziaria:							
- Ad uso funzionale							
- Detenute a scopo di investimento							
B. Attività immateriali							
B.1 Di proprietà:							
B.1.1 Generate internamente dall'azienda							
B.1.2 Altre							
B.2 Acquisite in locazione finanziaria							
Totale	**1**				**1**		**100,0%**

Sezione 19 - Utili (Perdite) da cessione di investimenti - Voce 270

19.1 Utili (perdite) da cessione di investimenti: composizione

Componenti reddituali/Settori	30 giugno 2007	30 giugno 2006	variazioni %
A. Immobili			
- Utili da cessione		2	-100,0%
- Perdite da cessione			
B. Altre attività			
- Utili da cessione	2		100,0%
- Perdite da cessione			
Risultato netto	**2**	**2**	**0,0%**

Al 30 giugno 2007 la voce è interamente rappresentata dall'importo riconosciuto da Equitalia S.p.A. a titolo di integrazione del prezzo pattuito per la cessione delle controllate Cerit S.p.A. ed SRT S.p.A., avvenuta nell'esercizio 2006.

Sezione 20 - Le imposte sul reddito dell'esercizio dell'operatività corrente - Voce 290

20.1 Imposte sul reddito dell'esercizio dell'operatività corrente: composizione

Componenti reddituali/Settori	30 giugno 2007	30 giugno 2006	variazioni %
Imposte correnti	(56)	(54)	3,7%
Variazione netta delle imposte anticipate e differite	(17)	(3)	n.s.
Imposte di competenza dell'esercizio	**(73)**	**(57)**	**28,1%**

Sezione 22 - Utile (Perdita) d'esercizio di pertinenza di terzi - Voce 330

22.1 Dettaglio della voce 330 "utile d'esercizio di pertinenza di terzi"

Componenti reddituali	30 giugno 2007	30 giugno 2006	variazioni %
Società consolidate integralmente	16	15	6,7%
Società consolidate con il metodo del patrimonio netto	1	1	0,0%
Totale	**17**	**16**	**6,3%**

Dichiarazione del Dirigente preposto alla redazione dei documenti contabili societari

Si dichiara, ai sensi del comma 2, art. 154 bis, del D.Lgs. 58/98, che l'informativa contabile contenuta nella presente Relazione semestrale corrisponde alle risultanze documentali, ai libri e alle scritture contabili.

Il Dirigente preposto alla redazione dei documenti contabili.
E. Mancini

Relazione della società di revisione

(In corso di rilascio)

END